Form 10-K, Exhibit 13
period 1993-12-31
FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS
filed 1994-03-22
CIK 37008

                                                                   Exhibit 13
                                                                   ----------
                               1993 ANNUAL REPORT





                                                                     FIRST UNION
                                                         REAL ESTATE INVESTMENTS

CONTENTS
- --------

Company Profile  1

Letter to Securityholders  2

First Union in Focus  9

Summaries of Equity Investments  14

Selected Financial Data  18

Combined Financial Statements  20

Notes to Combined Financial Statements  24

Report of Independent Public Accountants  29

Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations  30




FINANCIAL HIGHLIGHTS
- --------------------
                                           Years Ended December 31,

                                            1993             1992
(In thousands, except per share data)

Revenues                               $   74,339       $   74,567
Income from operations                     10,276           12,657
Income before extraordinary loss(1)        15,224           18,432
Net income                                 13,984           18,432
Funds from operations (2)                  21,301           23,300
Dividends declared                         13,031           13,022

Per share
Income from operations                 $      .57       $      .70
Income before extraordinary loss (1)          .84             1.02
Net income                                    .77             1.02
Dividends declared                            .72              .72


MARKET PRICE AND DIVIDEND RECORD
- --------------------------------
                                              DIVIDENDS
1993 QUARTERS ENDED         HIGH       LOW     DECLARED
December 31              $ 11 7/8    $ 9 5/8    $.18
September 30               11 1/8      9 5/8     .18
June 30                    12 5/8      9 5/8     .18
March 31                   12 1/8      9         .18
                                                ----
                                                $.72
                                                ====

1992 QUARTERS ENDED
December 31              $ 10 1/4    $ 8 1/4    $.18
September 30                9          8         .18
June 30                     8 5/8      7 1/2     .18
March 31                    8 5/8      6 3/4     .18
                                                ----
                                                $.72
                                                ====


The Trust's shares are traded on the New York Stock Exchange (Ticker Symbol:
FUR). As of December 31, 1993, the most recent record date, there were 6,408 record holders of the Trust's shares of beneficial interest. The Trust estimates the number of beneficial owners at approximately 15,000.

(1) On November 1, 1993, the Trust repaid prior to their maturity dates $45 million of senior notes and $37.6 million of convertible debentures resulting in a $1.2 million charge for the write off of unamortized issue costs and payment of a redemption premium.

(2) The amount of funds from operations is calculated as income from operations plus noncash charges for depreciation and amortization.


                                COMPANY PROFILE
                                ---------------

First Union Real Estate Investments (Trust) is an equity real estate investment trust specializing in acquiring, holding and managing real estate for current yield and long-term appreciation for its owners. Each property in the portfolio is managed separately; collectively all of the properties of the Trust are managed as a business.

The Trust's investment portfolio presently includes equity ownership of properties in three categories: retail, apartments and office buildings. The Trust's ownership going forward will be focused in retail and apartments while investments in office buildings will be de-emphasized. Retail properties represent 62% of the Trust's assets on a historical cost basis, while apartments and office buildings represent 15% and 20%, respectively. Other Trust investments include parking facilities, mortgage investments and land. The Trust's 33 properties are located in 17 states across the United States.

All Trust property investment decisions are market driven supported by a research department that gathers and analyzes information on existing and prospective markets for competitive purposes. Property management services are provided by First Union Management, Inc. (FUMI), a separate property management company whose shares are owned in trust for the benefit of First Union shareholders. The properties are managed as individual entities and management is organized into specialty categories by property type and geographic region. Retail experts, for example, are involved only in retail properties and do not lease or manage apartments. Each specialty category is supported by FUMI's construction department which oversees all capital and tenant improvements.

Property management decisions concerning the various assets are made by FUMI managers in their respective property categories. Within the Trust, asset management and strategic planning decisions are made by senior management. Asset acquisitions, divestitures and major capital expenditures are evaluated by the Trust management and recommended to the Board of Trustees for approval.

First Union's shares are traded on the New York Stock Exchange (Ticker Symbol:
FUR) and as a qualified real estate investment trust, First Union pays no federal income tax provided 95% of its taxable income is distributed to its owners.

February 1, 1994

TO OUR SECURITYHOLDERS:

December 31, 1993 marked the end of an era at First Union with the retirement of our former Chairman and Chief Executive Officer, Donald S. Schofield. On behalf of our management and trustees, we wish Don the very best in his retirement.

As First Union's new Chairman and Chief Executive Officer, I look forward to leading the Trust through the remainder of the 90's and into the next century. My first priority will be to focus on the existing portfolio and maximize the intrinsic value of our properties, set and attain targeted return on shareholders' equity, and consistently work to improve both operating earnings and funds from operations. My second priority will be to sell properties that do not meet either our short-term earnings criteria or our long-term targeted investment goals. My third priority will be to seek prudent acquisitions to profitably grow the Trust. Our philosophy will be product focused and market driven, rather than operations driven. Our strategic plan is to specialize in retail and apartment properties with investments in stable and growing markets. Our corporate culture and structure will be molded around developing and training our human resources, and will include incentives for increased share ownership by management.

Our annual report is designed to provide you with information relating to your investment. In it we have set forth data with which you, the owners, can measure our performance. As you know, measuring a real estate business, and in particular a REIT, is different from other businesses, because 95% of the taxable earnings must be distributed to the shareholders as dividends. Thus, it is virtually impossible to accumulate retained earnings to grow the business. Under these circumstances, increased earnings over the long run may be derived from increased rents, decreased expenditures, profitable acquisitions and, very often, inflation. The financial information provided reflects the historic performance of the company. We will provide you, our owners, who stay with us for the long term, the information and opportunity to assess our future performance.

The most common measure of performance of a REIT is funds from operations, which excludes the non-cash charges for depreciation and amortization. "Funds From Operations," (FFO) as defined by the National Association of Real Estate Investment Trusts (NAREIT), is net income, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization. "Income From Operations," (IFO) is net income excluding gains (or losses) from debt restructuring and sales of property. A significant component of IFO is property "Net Operating Income" (NOI). Property NOI is property revenue and mortgage investment income less real estate taxes and property expenses before debt service, depreciation and amortization. We will report property net operating income, income from operations, funds from operations, and dividend distribution, along with return on shareholders' equity and other pertinent information going forward on a consistent basis.

PROPERTY NET OPERATING INCOME

Property Net Operating Income is a measure of revenue generated from rents collected and mortgage investments, less property expenses, for each property and collectively for each investment category. Property NOI for 1993 was $40.9 million compared to $42.2 million in 1992, or a decrease of 3%. Property NOI for the past five years by investment category is as follows (amounts in thousands):

                           1989         1990           1991          1992          1993
RETAIL                   $24,563       $25,596       $24,451       $24,685        $23,593
- -----------------------------------------------------------------------------------------
APARTMENTS                 1,822         2,412         2,936         3,879          5,303
- -----------------------------------------------------------------------------------------
OFFICE                     5,148         4,996         4,808         5,295          4,957
- -----------------------------------------------------------------------------------------
PARKING                    3,291         3,408         2,993         2,749          3,002
- -----------------------------------------------------------------------------------------
MORTGAGES                 11,631        10,411         8,773         5,611          4,033
- -----------------------------------------------------------------------------------------
                         $46,455       $46,823       $43,961       $42,219        $40,888


During the past five years each of our asset investment categories has been managed through interrelated services. With our restructuring in 1994, each category will function independently from the others as separate operations. Significant events relating to each category are reported below.

RETAIL OPERATIONS

Our retail portfolio consists of 17 malls totaling approximately 7.6 million square feet and is 62% of our investments on a cost basis. In 1993, retail operations generated 58% of our total property net operating income. Retail property NOI was down 4% from 1992 primarily because of the recognition of a $1.7 million lease termination fee in 1992, which did not recur in 1993. Occupancy at year end for both 1993 and 1992 was 82%. During 1993, we signed new leases for 413,000 square feet while 449,000 square feet were vacated, for a net loss of 36,000 square feet.

Four new anchor tenants signed long-term leases at Two Rivers Mall, in Clarksville, Tennessee, and Mountaineer Mall in Morgantown, West Virginia. These include U.S. Factory Outlet (USFO), an off-price manufacturers' outlet for approximately 300 suppliers operating 24 stores in 10 states; Wholesale Depot, a cash and carry membership wholesale warehouse; and Wal-Mart. The impact of the Wal-Mart lease was not realized in 1993, as the store opened on January 4, 1994.

APARTMENT OPERATIONS

Our apartment portfolio consists of six communities totaling 1,700 units located in two geographic areas, the Midwest and Southeast, and is 15% of our investments on a cost basis. In 1993, apartment property NOI was up 37% from 1992, and generated 13% of total property net operating income. The increase in apartment NOI resulted primarily from the full year recognition of operating income from Walden Village in Atlanta, Georgia, which was classified as a mortgage investment for part of 1992. Overall occupancy at year-end 1993 was 93%, compared to 95% in 1992.

OFFICE BUILDING OPERATIONS

Our seven office buildings totaling nearly 1.6 million square feet, located primarily in the midwestern and southern United States, make up approximately 20% of our investments on a cost basis. In 1993, office building operations generated 12% of total property net operating income. Office building NOI was down by 6% in 1993 compared to 1992. The primary reason for the decline was the impact of a major tenant (totaling 46,000 square feet) vacating in December 1992. Average occupancy at the end of 1993 was 76%, compared to 75% for 1992. A total of 96,000 square feet was leased in 1993 while 94,000 square feet vacated, for a net gain of 2,000 square feet.

PARKING FACILITIES OPERATIONS

Parking facilities in Cleveland are approximately 3% of our investments on a cost basis. Parking facilities operations generated 7% of the total property net operating income in 1993. Parking facilities property NOI was up 9% from 1992, primarily because of a relatively low supply of well located parking spaces in downtown Cleveland, coupled with strong demand.

MORTGAGE INVESTMENTS

Income from mortgage investments decreased by 28% primarily because a mortgage loan secured by an office building in Pittsburgh, Pennsylvania, matured June 1993 and is now fully paid. The Trust's only remaining mortgage loans are a first mortgage loan secured by an office building in Cleveland, maturing in 2011, and a wraparound mortgage loan secured by an apartment building in Atlanta, Georgia, maturing in 1999.

INCOME FROM OPERATIONS

Income from operations is the combined NOI for our property and mortgage categories less net financing costs and corporate overhead expenses. It is the underlying key ingredient of funds from operations, and was $10.3 million, or $0.57 per share, in 1993. This compares with $12.7 million, or $.70 per share, in 1992. The five-year trend of income from operations is as follows (amounts in thousands, except per share):

                                                1989       1990       1991       1992      1993
        INCOME FROM OPERATIONS                $17,280     $15,917   $13,330     $12,657   $10,276
        -----------------------------------------------------------------------------------------
        PER SHARE                             $  0.94     $  0.88   $  0.74     $  0.70   $  0.57

CAPITAL GAINS

Capital gains have been recognized from the sale of appreciated properties and reflect increased value of acquisitions. In 1993, capital gains totaled $4.9 million primarily from an installment sale of a Pittsburgh office building by the Trust in 1983 to a partnership formed by Mellon Bank Corporation. This property had been purchased by the Trust in 1972. Capital gains were not comparable in 1993 and 1992 because the 10-year mortgage note resulting from the installment sale matured in June 1993 (amounts in thousands, except per share).

                                  1989        1990       1991         1992         1993
INSTALLMENT GAIN               $ 3,805      $ 4,319     $4,906       $5,577        $4,696
- -----------------------------------------------------------------------------------------
OTHER GAINS                      8,919          403        -0-          198           252
- -----------------------------------------------------------------------------------------
TOTAL GAINS                    $12,724      $ 4,722     $4,906       $5,775        $4,948
- -----------------------------------------------------------------------------------------
PER SHARE                      $  0.69      $  0.26     $ 0.27       $ 0.32        $ 0.27

FUNDS FROM OPERATIONS

Funds from operations were $21.3 million, or $1.18 per share, in 1993. Comparable 1992 amounts were $23.3 million, or $1.29 per share. The depreciation and amortization component of funds from operations was $11 million in 1993 and $10.6 million in 1992. Funds from operations for the past five years are as follows (amounts in thousands):

                                  1989        1990       1991         1992         1993
INCOME FROM OPERATIONS         $17,280     $ 15,917    $13,330      $12,657       $10,276
- -----------------------------------------------------------------------------------------
DEPRECIATION & AMORTIZATION      8,142        8,370      9,351       10,643        11,025
- -----------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS          $25,422     $ 24,287    $22,681      $23,300       $21,301

Funds from operations per share for the past five years are as follows:

                                  1989        1990       1991         1992         1993
INCOME FROM OPERATIONS           $0.94       $ 0.88      $0.74        $0.70        $0.57
- -----------------------------------------------------------------------------------------
DEPRECIATION & AMORTIZATION       0.44         0.46       0.51         0.59         0.61
- -----------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS            $1.38       $ 1.34      $1.25        $1.29        $1.18

DIVIDEND DISTRIBUTION

The dividend payout of a REIT is often presented as a percentage of funds from operations. Currently, a sampling of the industry average payout percentage is approximately 80%. In 1993, our dividend payout percentage was 61% and totaled $0.72 per share, representing a 7.5% yield based on the year-end closing share price of $9.63. In 1992, our dividend of $0.72 was a lower payout percentage compared to 1993.

Shareholders of record on January 3, 1994, received their fourth quarter dividend check dated February 1, 1994, or Dividend Investment Service statement dated February 2, 1994, which reflected a dividend of $0.18 per share.

                                  1989        1990         1991         1992        1993
DIVIDENDS DECLARED PER SHARE     $1.44       $ 1.08        $0.93        $0.72      $  0.72
- ------------------------------------------------------------------------------------------
DIVIDENDS DECLARED AS A % OF FFO  104%          81%          74%          56%          61%

RETURN ON EQUITY

Return on shareholders' equity is measured by comparing income from operations to the amount of shareholders' equity (amounts in thousands).

                                         1989       1990       1991       1992       1993
INCOME FROM OPERATIONS               $ 17,280   $  15,917   $ 13,330   $12,657    $  10,276
- -------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                   96,062      96,228     97,188    102,672     103,766
- -------------------------------------------------------------------------------------------
RETURN ON SHAREHOLDERS' EQUITY            18%         17%        14%       12%          10%

CAPITAL AND TENANT IMPROVEMENTS

Capital and tenant improvements are accomplished with funds that are re-invested in the properties to maintain the asset and enhance future value. Improvements made over the last five years were as follows (amounts in thousands):

                                         1989       1990       1991       1992       1993
RETAIL                                $ 1,662    $  2,855    $   884     $4,509     $ 8,330
- -------------------------------------------------------------------------------------------
APARTMENTS                                 11         479        678      1,809       1,467
- -------------------------------------------------------------------------------------------
OFFICE                                  1,838       1,931      2,760      1,946       1,658
- -------------------------------------------------------------------------------------------
PARKING                                    11          87        112         55          -
- -------------------------------------------------------------------------------------------
                                      $ 3,522    $  5,352    $ 4,434     $8,319     $11,455

FINANCINGS

First Union raised a total of nearly $250 million through the public debt markets over its 32-year history. During the third quarter of 1993, liabilities were restructured by raising $135 million in additional debt via a senior note offering and a mortgage loan.

During 1993, the company maintained its investment grade senior debt rating of BBB- with Standard and Poor's and Duff and Phelps, while Moody's lowered the rating to Ba2. The result of this split rating was an 8 7/8% rate on the $100 million senior notes. The notes, which were sold at 99.187 to yield 9%, are non-callable and are due October 1, 2003. A portion of the net proceeds was used to reduce mortgage debt by $8.4 million and reduce bank borrowings by approximately $6.2 million. The remainder of the net proceeds was used to call, at par, the Trust's outstanding $45 million, 8 3/8% senior notes due in December 1994, and at 101.025 the Trust's $37.6 million, 10 1/4% convertible subordinated debentures due 2009. These new notes contain certain covenants requiring maintenance of a minimum tangible net worth and limitations on additional borrowings.

The mortgage loan was a $35 million, 10-year, LIBOR-based loan secured by our shopping mall in St. Cloud, Minnesota. The initial rate for the first year is 5.6%, and the rate is capped at 9.5% over the life of the loan. The loan may be prepaid at any time during its 10-year term without a penalty. The net proceeds from this loan was used to reduce the Trust's short-term bank borrowings.

In December, one of our revolving lines of credit was converted to a $60 million five-year term loan, which will be amortized equally over five years. We have an additional $20 million revolving credit line available that terminates in July 1996. At December 31, 1993, there were no borrowings outstanding under the $20 million line.

The combination of these financing transactions significantly increases our financial flexibility, while extending our debt maturities. We had $38.5 million of available cash invested in short-term instruments on December 31, 1993.

A LOOK TOWARD OUR FUTURE

We have developed a five-year strategic plan that will become an integral component of First Union's future. It is designed to maximize income and value appreciation of real estate ownership by capitalizing on market opportunities and extracting intrinsic value from real estate we presently own and will acquire, while divesting ourselves of assets which do not meet our yield or market requirements.

Our energies will be market and real estate driven, which is a shift from our previous operations-driven philosophy. Our mission will be understanding the businesses and needs of our retail tenants and apartment residents, and expanding and developing our relationships and market knowledge to serve both our existing and future tenants.

Our key assets are our public entity, our people and our existing portfolio of properties, which provide a base of financial stability. While the overall quality and condition of our portfolio has changed over the past five years, we are hopeful that First Union can capitalize on opportunities within targeted markets.

Our vision is to create opportunities within the real estate industry, with our primary focus remaining on retail and apartment categories. We intend to accomplish strategic plan objectives with the program we have developed for each property in our existing portfolio, including the sale of properties that do not meet our return expectations, and an aggressive acquisition program. Our organization will be realigned to meet these goals.

A major consideration in First Union's strategic plan is its corporate restructuring. For instance, the retail management group consists solely of retail experts with no overlap into apartment or office building decision making, and will be geographically organized with representation and specialization within each market. Each property category will have the support of our construction department, a market research department and centralized financial controls.

Finally, and most importantly, our strategic plan will provide for a commonality of interests on the part of management and shareholders through an incentive ownership program. This program will reward management for those activities which most directly benefit and enhance shareholder value, and will make it incumbent upon management to act in a manner that ensures the greatest overall return to the owners of the Trust -- its shareholders.

With the information provided in this report, you should have a better understanding of your investment as well as my priorities, vision and direction for the Trust. I look forward to meeting many of you for the first time at our Annual Meeting at 10:00 A.M. on Tuesday, April 12, 1994, in the National City Bank Auditorium in downtown Cleveland. For those of you who plan to attend our shareholder meeting, an invitation is enclosed. Kindly return the RSVP so that we may accommodate all those who wish to attend. We welcome everyone who would like to join us. The quality of our meeting will be reflected in the questions posed by our shareholders, and while I'm presently one of the newest members of the First Union team, I will do my best to answer all of them.



/S/ James C. Mastandrea
James C. Mastandrea
Chairman, President and
Chief Executive Officer

FIRST UNION IN FOCUS
- --------------------
First Union --
a real estate company
specializing in
  retail and apartment properties --
is sharpening its focus
on Markets, on Growth, and
on Performance. First Union
  has a strategic plan to improve
shareholder value through
targeted acquisitions, enhanced
management, and the sale
of assets that do not meet its
investment goals, in order
  to achieve superior performance.

FOCUS: THE MARKET

First Union is focused on consumer driven real estate markets -- shopping centers and apartments. These categories of real estate have historically demonstrated a greater stability in performance than other commercially focused investments such as office buildings, and are well-suited to First Union's particular real estate expertise.

Changing buying patterns among retail consumers, especially the shift to value-conscious shopping, requires flexibility and both depth and breadth of leasing experience in order to maintain competitiveness. First Union's retail strategy, its value-oriented retail portfolio, and its relationships with key tenants result in excellent positioning for superior future operating performance.

Multi-family housing investments also offer significant potential returns for those investors already located in growth markets or with the savvy to select acquisition properties without overpaying in what has recently become a seller's market in many cities. First Union's value-added capabilities and market research will enable it to continue acquiring quality apartment communities with the greatest opportunity for maximum overall returns.

By realigning its operating units and establishing a market driven investment policy, First Union is positioning itself to take advantage of changing consumer behavior in both the retail and apartment marketplaces. First Union has organized its management team into specialized units by property type and geographic region. As part of the initiative to strengthen the skills of the management team, a research department and training facility have been created. First Union recognizes that specialized knowledge and depth of experience can provide competitive advantages to enhance portfolio growth.

We believe that informed, market driven decisions and actions afford greater opportunity to enhance shareholder value.

FOCUS: GROWTH

First Union is committed to continuous growth in rental revenues, property net operating income and portfolio asset values. We are long-term investors with the skills required to make critical decisions over the short term which protect rental revenues and enable us to grow our portfolio from a solid foundation. As investors in shopping centers and apartments, we are implementing the following strategies to achieve our growth plans:

o Tenant and Resident Relationships: We are focused on relationships with our community of retail tenants and apartment residents who ultimately drive our success. This is because successful retail tenant relationships result in increased retail sales and percentage rents, expansions into new space, cost effective multiple leasing relationships throughout our portfolio, and leasing renewals over the long term. With our apartments, successful resident relationships result in high occupancy rates, leasing referrals, and reduced maintenance costs and turnover. For these reasons, tenant and resident relationships are of the highest priority for our management team.

                          [PHOTO OF MOUNTAINEER MALL]

FIRST UNION'S MOUNTAINEER MALL IN MORGANTOWN, WEST VIRGINIA, HAS RECOVERED FROM THE LOSS OF TWO OF ITS FOUR ANCHOR TENANTS WHEN A COMPETING MALL OPENED NEARBY. LAST YEAR, OUR RETAIL SPECIALISTS RESPONDED BY SIGNING TWO NEW VALUE-PRICED ANCHOR TENANTS, INCLUDING WAL-MART. ONE OF THE MOST SUCCESSFUL RETAILERS IN THE COUNTRY, WAL-MART OCCUPIES 126,000 SQUARE FEET OF SELLING SPACE AND OPENED IN JANUARY 1994.


                [PHOTO OF MEADOWS OF CATALPA APARTMENT COMPLEX]

IN THE MEADOWS OF CATALPA, FIRST UNION OWNS A 323-UNIT APARTMENT COMMUNITY IN DAYTON, OHIO, WHERE THE LOCAL ECONOMY'S TRADITIONALLY STRONG MANUFACTURING BASE IS NOW EVOLVING INTO ADVANCED TECHNOLOGY INDUSTRIES. EXCELLENT RECREATIONAL FACILITIES ADD TO THE APPEAL OF THIS PROPERTY, WHICH HAS STABILIZED AN OCCUPANCY RATE NEAR 95%.


                             [PHOTO OF KANDI MALL]

KANDI MALL, IN WILLMAR, MINNESOTA, WAS ACQUIRED BY FIRST UNION IN 1979. AFTER SEVERAL EXPANSIONS AND RENOVATIONS, IT IS NOW A 448,000-SQUARE-FOOT REGIONAL MALL WITH SUCCESSFUL ANCHORS LEADING ITS STEADILY IMPROVING OCCUPANCY AND SALES.

o Leasing and Management: We are committed to more effective marketing and management of our existing properties to produce higher income yields. By restructuring management into teams responsible for specific property types and geographic regions, we are positioned to apply new strength to this process.

o Expansion and Renovation: First Union's management team and construction staff are continually evaluating opportunities to expand and renovate properties. To better serve the needs of our tenants, expansions and renovations take advantage of the opportunities to create and enhance asset values throughout our portfolio.

o Portfolio and Individual Property Acquisitions: As an experienced public real estate company, First Union is positioned to evaluate and acquire attractive retail and apartment assets located in targeted markets in accordance with our growth strategy. The execution of First Union's growth strategy will be accomplished through the acquisition of complementary real estate portfolios and individual properties.

o Risk Management: First Union's management recognizes that the activities relating to our future growth entail risks that must be carefully managed. For this reason, management has successfully restructured the Trust's liabilities to significantly extend debt maturities and enhance financial flexibility. Management's acquisition philosophy will be to reduce risk by minimizing the downside of an investment, while maximizing the potential upside. Prudent risk management enables First Union to operate with flexibility as we implement our growth strategy.

o Management Incentives: To reinforce First Union's growth objectives, we have adopted a program to provide ownership incentives for management that reward performance which enhances shareholder value. We believe that sharing our success, as well as our risk, with management is the most effective method to motivate our team to achieve superior results in the interest of shareholders.

FOCUS: PERFORMANCE

First Union believes that the strengths and talents of its people are the keys to achieving superior performance and providing greater value to shareholders.

As part of management's initiative to improve performance, we have delegated property decision making responsibility to the managers of the respective property categories. Each member of the organization has been asked to focus on personal and professional growth in order to complement the growth we anticipate from our portfolio.

Improved relations, with all those whose businesses, personal lives, and investment programs are connected to our company, is a key goal for all of us at First Union. We have established a program to improve our relationships with investors, tenants, bankers, and vendors, based on better communications and responsiveness. Our expectation is that this continuing effort to improve our relationships will provide significant benefits to our real estate operations which will translate into enhanced shareholder value over the long term.

                       [PHOTO OF FAIRGROUNDS SQUARE MALL]

FAIRGROUNDS SQUARE, A 528,000-SQUARE-FOOT ENCLOSED MALL IN READING, PENNSYLVANIA, BENEFITS FROM ITS LOCATION WITHIN THE MARKET, AS DEMONSTRATED BY ITS HISTORICAL OCCUPANCY RATE OF NEARLY 100%. FIRST UNION RETAIL SPECIALISTS ASSIGNED TO THE REGION PROVIDE THE TYPE OF ATMOSPHERE SHOPPERS EXPECT AND MERCHANTS DEMAND.

                  [PHOTO OF SOMERSET LAKES APARTMENT COMPLEX]

WITH SOMERSET LAKES, A 360-UNIT APARTMENT PROPERTY IN INDIANAPOLIS, INDIANA, FIRST UNION IS POSITIONED IN A STABLE MARKET, WITHIN AN ECONOMICALLY STRONG MIDWEST METROPOLIS. ACQUIRED IN 1988 AND RECENTLY UPGRADED, IT WAS 93% OCCUPIED AS OF THE END OF 1993. MANAGEMENT OF THIS PROPERTY IS THE RESPONSIBILITY OF FIRST UNION'S MIDWESTERN APARTMENT SPECIALIST TEAM.


                  [PHOTO OF CROSSROADS CENTER (ST. CLOUD, MN)]

CROSSROADS CENTER, LOCATED IN ST. CLOUD, MINNESOTA, IS FIRST UNION'S LARGEST MALL. IT HAS SUSTAINED A HISTORICAL OCCUPANCY RATE GREATER THAN 95%. AT 743,000 SQUARE FEET WITH EXPANSION POSSIBILITIES, THIS MAJOR RETAIL HOLDING IS A STABLE INVESTMENT WITH GROWTH POTENTIAL.

                                  SUMMARY OF EQUITY INVESTMENTS BY PROPERTY TYPE

As of December 31, 1993 (square feet in thousands)

                                                 YEAR MOST
                                                 RECENTLY  SQUARE     TOTAL
DIRECT EQUITY                             YEAR   EXPANDED/  FEET      SQUARE    TOTAL
INVESTMENTS            LOCATION         ACQUIRED RENOVATED  OWNED    FEET(1) OCCUPANCY(2)      ANCHOR TENANTS
- ------------------------------------------------------------------------------------------------------------------------------------
SHOPPING MALLS

EASTERN

Middletown(3)          Fairmont, WV       1970     1990      471(3)    471        88%     Hill's, Hess's, Stone & Thomas
Wyoming Valley(3)      Wilkes Barre, PA   1972     1991      909(3)    909        97%     JCPenney, Sears, Bon-Ton, Hess's
Mountaineer            Morgantown, WV     1978     1993      598       656        64%(4)  Montgomery Ward, Stone & Thomas
                                                                                          U.S. Factory Outlet, Giant Eagle(5),
                                                                                          Wal-Mart(4)
Fingerlakes            Auburn, NY         1981     1992      403       403        84%     JCPenney, Sears, Kmart
Fairgrounds Square     Reading, PA        1981     1989      429       528        97%     JCPenney, Phar-Mor, Boscov's(6)
Wilkes                 Wilkesboro, NC     1983     1984      359       359        69%     JCPenney, Belk, F.W. Woolworth(7)

MIDWESTERN

North Valley           Denver, CO         1969     1988      452       452        66%     Montgomery Ward, Burlington Coat Factory
Crossroads             St. Cloud, MN      1972     1986      636       743        99%     Sears, JCPenney, Dayton's(5), Target(8)
Two Rivers             Clarksville, TN    1975     1993      233       233        73%     Wholesale Depot, U.S. Factory Outlet
Crossroads             Fort Dodge, IA     1977     1988      328       425        85%     JCPenney, Sears(9), Younkers
Westgate Towne Centre  Abilene, TX        1977     1987      291       386        36%     Montgomery Ward(8), 50-Off
Kandi                  Willmar, MN        1979     1992      448       448        83%     Kmart, JCPenney, Herberger's

WESTERN

Valley North           Wenatchee, WA      1973     1981      170       170        97%     JCPenney, Payless Drug
Mall 205               Portland, OR       1975     1988      257       434        96%     Montgomery Ward(8), Emporium, Payless
                                                                                          Drug
Plaza 205              Portland, OR       1978     1983      167       167       100%     Nautilus Plus(5), Office Max
Peach Tree             Marysville, CA     1979     1985      435       435        51%(10) Food 4 Less
Valley                 Yakima, WA         1980     1988      308       418        91%     Sears(5), Lamonts, Payless Drug
                                                           -----     -----        ---
                                                           6,894     7,637        82%
                                                           =====     =====        ===
                                                    ANCHOR STORES    4,092        95%
                                                                     -----        ---
                                                 SPECIALTY STORES    3,545        67%
                                                                     -----        ---

(1)   Total leasable area of property includes retail tenant stores not owned by the Trust.
(2)   Occupancy rates shown are as of December 31, 1993 and are based on the total square feet at each property, except apartments which are based on the number of units.
(3)   The Trust owns a 50% interest in these malls, but lists 100% of the square feet.
(4)   The occupancy rate at December 31, 1993 does not include Wal-Mart for 126,390 square feet, which opened in January 1994.
      When Wal-Mart opened, total occupancy increased to 81%.
(5)   These anchor tenants own their buildings and ground lease the land from First Union.
(6)   Boscov's owns its building and pad site.
(7)   Store is vacant but F.W. Woolworth is obligated to pay rent until the end of the lease.
(8)   Target and Montgomery Ward own their pad sites and buildings and operate at the malls under construction, operation and reciprocal easement agreements.
(9)   Sears occupies its store under a lease with an unrelated third party.
(10)  A temporary tenant occupied 70,162 square feet as of December 31, 1993.

                                                           YEAR MOST
DIRECT EQUITY                                    YEAR      RECENTLY                TOTAL
INVESTMENTS                LOCATION            ACQUIRED    RENOVATED    UNITS    OCCUPANCY(2)
- ---------------------------------------------------------------------------------------------
APARTMENTS

MIDWESTERN

Somerset Lakes             Indianapolis, IN      1988        1992         360        93%
Meadows of Catalpa         Dayton, OH            1989        1992         323        94%

SOUTHEASTERN

Briarwood                  Fayetteville, NC      1991        1992         273        97%
Woodfield Gardens          Charlotte, NC         1991        1992         132        89%
Windgate Place             Charlotte, NC         1991        1992         196        90%
Walden Village             Atlanta, GA           1992        1993         380        91%
                                                                        -----       ----
                                                                        1,664        93%
                                                                        =====       ====
- ---------------------------------------------------------------------------------------------
OFFICE BUILDINGS                                                         TOTAL
                                                                     SQUARE FEET
MIDWESTERN                                                               OWNED

55 Public Square           Cleveland, OH         1963        1992         397        88%
Rockwell Avenue            Cleveland, OH         1979        1993         237        64%
Ninth Street Plaza         Cleveland, OH         1985        1993         147        63%
Circle Tower               Indianapolis, IN      1974        1988         103        74%
300 Sixth Avenue           Pittsburgh, PA        1979        1991         226        74%

SOUTHERN

Henry C. Beck              Shreveport, LA        1974          -          185        82%
Landmark Towers            Oklahoma City, OK     1977        1987         259        73%
                                                                        -----       ----
                                                                        1,554        76%
                                                                        =====       ====
- ---------------------------------------------------------------------------------------------
OTHER                                                                  SPACES

Land - Huntington Building Cleveland, OH         1961          -           -
Parking Garage             Cleveland, OH         1975        1988       1,100
Parking Facility           Cleveland, OH         1977          -          300

               SUMMARY OF EQUITY INVESTMENTS BY GEOGRAPHIC REGION


        [MAP OF THE UNITED STATES SHOWING THE LOCATION OF EACH PROPERTY,
                  BY TYPE, THAT IS LISTED ON PAGES 14 AND 15.]


     REGION                     PROPERTY TYPE

o  Eastern                      Shopping Malls
o  Southeastern                 Office Buildings
o  Southern                     Apartments
o  Midwestern                   Other
o  Western                      Mortgage Loan Investments



                                    [Chart]

PIE CHART SHOWING THE PERCENT OF ASSETS OWNED BY PROPERTY TYPE:

Shopping Malls                 62%
Office Buildings               20%
Apartments                     15%
Other                           3%

FINANCIAL CONTENTS

Selected Financial Data  18
Combined Balance Sheets  20
Combined Statements of Income  21
Combined Statements of Changes in Cash  22
Combined Statements of Shareholders' Equity  23
Notes to Combined Financial Statements  24
Report of Independent Public Accountants  29
Management's Discussion and Analysis of
  Financial Condition and Results of Operations  30
Trustees, Directors and Officers  32

                                        SELECTED FINANCIAL DATA
                                                                    YEARS ENDED DECEMBER 31,
                                                      1983        1984        1985        1986        1987
(In thousands, except per share data)
OPERATING RESULTS
  Revenues                                         $66,486     $70,271     $73,043     $72,570     $73,892
  Income from operations                            16,727      19,932      21,890      21,403      19,360
  Capital gains                                      3,495       3,755       2,314       4,093       6,656
  Income before extraordinary loss(1)               20,222      23,687      24,204      25,496      26,016
  Net income                                        20,222      23,687      24,204      25,496      26,016
  Funds from operations(2)                          23,290      26,316      28,673      28,477      26,445
Dividends declared                                  14,966      19,372      24,031      26,357      27,202
- ------------------------------------------------------------------------------------------------------------------
Per share of beneficial interest(3)
  Income from operations                             $1.03       $1.13       $1.15       $1.13       $1.02
  Income before extraordinary loss(1)                 1.22        1.32        1.27        1.35        1.37
  Net income                                          1.22        1.32        1.27        1.35        1.37
  Dividends declared(3)                                .91        1.11        1.27        1.40        1.44
- ------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END

  Gross Assets before deducting
    accumulated depreciation(4)                   $373,990    $430,775    $416,221    $495,424    $429,815
  Long-term obligations(5)                         137,915     172,329     154,890     177,810     162,960
  Total equity(6)                                  107,866     149,778     147,714     147,102     145,083
  Total equity before deducting
    accumulated depreciation(4)(6)                 147,971     194,637     198,325     201,304     203,739
- ------------------------------------------------------------------------------------------------------------------
Per share of beneficial interest(3)(4)(6)(7)
  Net assets                                         $5.71       $7.21       $7.15       $7.13       $7.05
  Net assets before deducting
    accumulated depreciation                          7.82        9.35        9.58        9.72        9.86
- ------------------------------------------------------------------------------------------------------------------

This selected financial data should be read in conjunction with the Combined Financial Statements and notes thereto.

(1)  On November 1, 1993, the Trust repaid prior to their maturity dates $45 million of senior notes and $37.6 million of convertible debentures resulting in a $1.2 million charge for the write off of unamortized issue costs and payment of a redemption premium.
(2)  The amount of funds from operations is calculated as income from operations plus noncash charges for depreciation and amortization.
(3)  All per share amounts have been adjusted for a 4% share dividend declared December 5, 1990, and distributed February 1, 1991.
(4)  Certain amounts for 1983 through 1992 have been reclassified to conform with the presentation of 1993 balances. (See Note 1 to Combined Financial Statements, Summary of Significant Accounting Policies).
(5)  Includes senior notes and mortgage loans, including current portion, for all years. Also, included in 1993 is the $60 million five-year term loan. (See Note 5 to Combined Financial Statements, Bank Loans).
(6)  Includes shareholders' equity and convertible securities net of unamortized issue costs through 1992 as the convertible debentures were repaid on November 1, 1993. (See footnote(1) above).
(7)  Includes the effect of vested options.


                             [FIRST UNION LOGO]

SELECTED FINANCIAL DATA
                                                                YEARS ENDED DECEMBER 31,
                                                   1988      1989      1990     1991     1992      1993

(In thousands, except per share data)
OPERATING RESULTS
  Revenues                                      $73,390   $76,963   $76,861  $74,941  $74,567   $74,339
  Income from operations                         18,129    17,280    15,917   13,330   12,657    10,276
  Capital gains                                   5,269    12,724     4,722    4,906    5,775     4,948
  Income before extraordinary loss(1)            23,398    30,004    20,639   18,236   18,432    15,224
  Net income                                     23,398    30,004    20,639   18,236   18,432    13,984
  Funds from operations(2)                       25,602    25,422    24,287   22,681   23,300    21,301
  Dividends declared                             26,967    26,438    19,632   16,827   13,022    13,031
- ---------------------------------------------------------------------------------------------------------
Per share of beneficial interest(3)
  Income from operations                          $ .97     $ .94     $ .88    $ .74    $ .70     $ .57
  Income before extraordinary loss(1)              1.25      1.63      1.14     1.01     1.02       .84
  Net income                                       1.25      1.63      1.14     1.01     1.02       .77
Dividends declared(3)                              1.44      1.44      1.08      .93      .72       .72
- ---------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END

  Gross Assets Before Deducting
    accumulated depreciation(4)                $441,909  $442,304  $454,778 $461,077 $445,881  $495,445
  Long-term obligations(5)                      173,880   178,174   122,659  119,049  109,733   257,355
  Total equity(6)                               132,689   132,994   133,073  134,047  139,547   103,766
  Total equity before deducting
    accumulated depreciation(4)(6)              197,245   201,274   209,001  217,848  231,973   205,590
- ---------------------------------------------------------------------------------------------------------
Per share of beneficial interest(3)(4)(6)(7)
  Net assets                                      $6.61     $6.73     $6.80    $6.89    $7.18     $5.93
  Net assets before deducting
    accumulated depreciation                       9.79     10.11     10.58    11.06    11.77     11.45
- ----------------------------------------------------------------------------------------------------------




                              [FIRST UNION LOGO]

                                 COMBINED BALANCE SHEETS
                                                                   1993             1992
As of December 31, (In thousands)

ASSETS
INVESTMENTS IN REAL ESTATE

  Land                                                            $  40,284       $  40,219
  Buildings and improvements                                        368,776         357,274
                                                                  ---------       ---------
                                                                    409,060         397,493
  Less -- Accumulated depreciation                                 (101,824)        (92,426)
                                                                  ---------       ---------
    Total investments in real estate                                307,236         305,067

MORTGAGE LOANS RECEIVABLE,
  including current portion of $146,000                              35,550          39,573

OTHER ASSETS

  Cash and cash equivalents                                          38,523             992
  Accounts receivable and prepayments                                 4,621           3,941
  Deferred charges, net                                               2,506           2,469
  Unamortized debt issue costs                                        5,185           1,413
                                                                  ---------       ---------
                                                                  $ 393,621       $ 353,455
                                                                  =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

  Mortgage loans, including current portion of $3,788,000         $  92,355       $  59,733
  Senior notes                                                      105,000          50,000
  Bank loans                                                         60,000          67,000
  Accounts payable and accrued liabilities                           14,356          13,294
  Deferred obligations                                               10,394          10,588
  Deferred capital gains and other deferred income                    7,750          12,528
                                                                  ---------       ---------
                                                                    289,855         213,143
                                                                  ---------       ---------
  Convertible subordinated debentures
    (less $750,000 held in treasury)                                                 37,640
                                                                                  ---------

SHAREHOLDERS' EQUITY

  Shares of beneficial interest, $1 par, unlimited
    authorization, outstanding                                       18,109          18,086
  Additional paid-in capital                                         59,446          59,328
  Undistributed income from operations                               20,732          19,358
  Undistributed capital gains                                         5,479           5,900
                                                                  ---------       ---------
    Total shareholders' equity                                      103,766         102,672
                                                                  ---------       ---------
                                                                  $ 393,621       $ 353,455
                                                                  =========       =========

The accompanying notes are an integral part of these statements.




                              [FIRST UNION LOGO]

                            COMBINED STATEMENTS OF INCOME

                                                                             1993         1992         1991
For the years ended December 31, (In thousands, except per share data)

REVENUES
   Rents                                                                 $ 70,131    $  68,626   $   65,669
   Interest -- Mortgage loans                                               4,033        5,611        8,773
            -- Short term investments                                         175          330          499
                                                                         --------    ---------   ----------
                                                                           74,339       74,567       74,941
                                                                         --------    ---------   ----------
EXPENSES

   Property operating                                                      24,887       23,085       21,843
   Real estate taxes                                                        7,726        7,749        7,597
   Depreciation and amortization                                           11,025       10,643        9,351
   Interest -- Mortgage loans                                               5,777        6,182        6,493
            -- Senior notes                                                 5,779        4,199        4,199
            -- Convertible debentures                                       3,214        3,858        3,858
            -- Bank loans and other                                         3,747        4,694        6,221
   General and administrative                                               1,908        1,500        2,049
                                                                         --------    ---------   ----------
                                                                           64,063       61,910       61,611
                                                                         --------    ---------   ----------

INCOME FROM OPERATIONS                                                     10,276       12,657       13,330

CAPITAL GAINS                                                               4,948        5,775        4,906
                                                                         --------    ---------   ----------

   Income before extraordinary loss from
          early extinguishment of debt                                     15,224       18,432       18,236
   Extraordinary loss from early
          extinguishment of debt                                            1,240
                                                                         --------    ---------   ----------

NET INCOME                                                               $ 13,984    $  18,432   $   18,236
                                                                         ========    =========   ==========
PER SHARE DATA
   Income from operations                                                $    .57    $     .70   $      .74
   Capital gains                                                              .27          .32          .27
                                                                         --------    ---------   ----------
   Income before extraordinary loss from
          early extinguishment of debt                                        .84         1.02         1.01
   Extraordinary loss from early
          extinguishment of debt                                              .07
                                                                         --------    ---------   ----------
   Net income                                                            $    .77    $    1.02   $     1.01
                                                                         ========    =========   ==========
   Dividends declared                                                    $    .72    $     .72   $      .93
                                                                         ========    =========   ==========

ADJUSTED SHARES OF BENEFICIAL INTEREST                                     18,096       18,086       18,098
                                                                         ========    =========   ==========

The accompanying notes are an integral part of these statements.





                              [FIRST UNION LOGO]
                                                                            21

                      COMBINED STATEMENTS OF CHANGES IN CASH
                                                                             1993         1992         1991
For the years ended December 31, (In thousands)

CASH PROVIDED BY (USED FOR) OPERATIONS:

   Net income                                                            $ 13,984    $  18,432   $   18,236
   Adjustments to reconcile net income to net
     cash provided by operations -
          Depreciation and amortization                                    11,025       10,643        9,351
          Extraordinary loss from early
             extinguishment of debt                                         1,240
          Capital Gains                                                    (4,948)      (5,775)      (4,906)
          Increase in deferred charges, net                                   (96)         (53)        (731)
          Increase in deferred interest on mortgage
             investments, net                                                (401)        (387)      (1,795)
          Increase in deferred obligations                                    110           95        1,215
          Recognition of deferred income, net                                 (82)      (1,865)      (1,082)
          Net changes in other assets and liabilities                          79          501         (396)
                                                                         --------    ---------   ----------
             Net cash provided by operations                               20,911       21,591       19,892
                                                                         --------    ---------   ----------

CASH PROVIDED BY (USED FOR) INVESTING:

   Principal received from mortgage investments                             4,424       11,326        7,007
   Investments in properties                                              (12,863)     (10,305)      (5,876)
   Proceeds from sales of properties, net                                     266          641
   Other                                                                                                (31)
                                                                         --------    ---------   ----------
             Net cash provided by (used for) investing                     (8,173)       1,662        1,100
                                                                         --------    ---------   ----------

CASH PROVIDED BY (USED FOR) FINANCING:

   Increase (decrease) in short term loans                                 (7,000)     (13,000)       3,600
   Issuance of senior notes                                               100,000
   Repayment of senior notes                                              (45,000)
   Repayment of convertible debentures                                    (37,591)
   Increase in mortgage loans                                              44,300        8,000
   Repayment of mortgage loans -- Normal payments                          (3,245)      (3,615)      (3,610)
                               -- Balloon payments                         (8,433)     (13,701)
   Purchase of First Union securities                                                                  (420)
   Debt issue costs paid                                                   (4,913)        (357)        (126)
   Dividends paid                                                         (13,026)     (13,022)     (13,571)
   Other                                                                     (299)          74          (29)
                                                                         --------    ---------   ----------
          Net cash provided by (used for) financing                        24,793      (35,621)     (14,156)
                                                                         --------    ---------   ----------
Increase (decrease) in cash and cash equivalents                           37,531      (12,368)       6,836
Cash and cash equivalents at beginning of year                                992       13,360        6,524
                                                                         --------    ---------   ----------
Cash and cash equivalents at end of year                                 $ 38,523    $     992   $   13,360
                                                                         ========    =========   ==========

The accompanying notes are an integral part of these statements.




                              [FIRST UNION LOGO]

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except footnotes)

                                            SHARES OF     ADDITIONAL   UNDISTRIBUTED     UNDISTRIBUTED
                                            BENEFICIAL      PAID-IN     INCOME FROM         CAPITAL
                                             INTEREST       CAPITAL    OPERATIONS(1)         GAINS
BALANCE DECEMBER 31, 1990                      $18,133      $59,656         $12,960          $5,479
  Net income                                                                 13,330           4,906
  Dividends paid or accrued                                                 (11,921)         (4,906)
  Shares purchased                                 (47)        (373)
  Other                                                         (29)
                                            ----------    ---------      ----------        --------
BALANCE DECEMBER 31, 1991                       18,086       59,254          14,369           5,479
  Net income                                                                 12,657           5,775
  Dividends paid or accrued                                                  (7,668)         (5,354)
  Other                                                          74
                                            ----------    ---------      ----------        --------
BALANCE DECEMBER 31, 1992                       18,086       59,328          19,358           5,900
  Net income                                                                  9,036           4,948
  Dividends paid or accrued                                                  (7,662)         (5,369)
  Shares issued -
    Under share option agreements                   21          174
    Upon conversion of debentures, net               2           47
  Other                                                        (103)
                                            -----------   ---------      ----------        --------
BALANCE DECEMBER 31, 1993                      $18,109      $59,446(2)      $20,732          $5,479
                                            ===========   =========      ==========        ========

(1)  Includes the balance of cumulative undistributed net loss of First Union Management, Inc. of $331,000; $230,000;
     $73,000 and $71,000 as of December 31, 1990, 1991, 1992 and 1993, respectively.
(2)  Cumulative distributions in excess of the Trust's net income from inception are $11,330,000.

The accompanying notes are an integral part of these statements.





                              [FIRST UNION LOGO]
                                                                             23

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    First Union Real Estate Investments ("Trust") and First Union Management, Inc., ("Company") are in the real estate industry and do not have operations outside this industry. The accounting policies of the Trust and Company conform to generally accepted accounting principles and give recognition, as appropriate, to common practices within the real estate industry.

         Under a trust agreement, the shares of the Company are held for the benefit of the shareholders of the Trust. Accordingly, the financial statements of the Company and the Trust have been combined.

         Most of the Trust's properties are currently leased to the Company. The remaining properties are leased to other parties, under net leases with original terms expiring by 1998 and with renewal options available thereafter.

         The Trust and Company capitalize costs related to investments in mortgage loans and the acquisition and leasing of real estate, including employees' salaries and related costs. These acquisition and leasing costs capitalized were approximately $0.9 million, $1.7 million and $1.4 million in 1993, 1992 and 1991, respectively. The Trust also charges against capital gains a portion of those costs related to the sale of such real estate interests.

         The Trust follows the recommendations set forth in the Statement of Position on Accounting Practices of Real Estate Investment Trusts issued by the American Institute of Certified Public Accountants in evaluating the need for an allowance for loan losses.

         Tenant leases generally provide for billings of certain operating costs, and retail tenant leases generally provide for percentage rentals, in addition to fixed minimum rentals. The Company accrues the recovery of operating costs based on actual costs incurred and accrues percentage rentals based on current estimates of each retail tenant's sales. For the years ended December 31, 1993, 1992 and 1991, such additional income approximated $17.9 million, $16.4 million, and $16.3 million, respectively.

         At December 31, 1993 and 1992, buildings and improvements included $9.5 million of leasing costs. Also included in buildings and improvements were equipment and appliances of $3.7 million at December 31, 1993 and $2.9 million at December 31, 1992.

         Depreciation for financial reporting purposes is computed using the straight-line method. Buildings and improvements are depreciated over their estimated useful lives of 40 to 64 years and equipment and appliances over five to 10 years. Leasing costs are amortized over the lives of the respective leases. Routine maintenance and repairs, including replacements, are charged to expense; however, replacements which improve or extend the lives of existing properties are capitalized.

         Net income per share of beneficial interest has been computed based on weighted average shares and share equivalents outstanding for the applicable period.

         Certain amounts for 1992 and 1991 have been reclassified to conform with the presentation of 1993 balances.

2.  COMBINED STATEMENTS OF CHANGES IN CASH

    The Trust considers all highly liquid short term investments with original maturities of three months or less to be cash equivalents.

         In June 1992, the Trust became the owner of an apartment complex in Atlanta, Georgia, through a deed in lieu of foreclosure. The Trust transferred $11.4 million from its mortgage investments to investments in real estate while recognizing $371,000 of income in accordance with the accounting Statement of Position 92-3, "Accounting for Foreclosed Assets." This was a noncash transaction.

         In June 1991, the Trust became the owner of three apartment complexes in North Carolina through foreclosure sales. In these noncash transactions, the Trust transferred $15.1 million from its mortgage investments to investments in real estate.

         The Trust paid interest expense of $17.9 million, $18.7 million and $19.6 million in 1993, 1992 and 1991, respectively.




                              [FIRST UNION LOGO]

3.  EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT

    On November 1, 1993, the Trust repaid prior to their maturity dates $45 million of 8 3/8% senior notes at par and $37.6 million of 10 1/4% convertible subordinated debentures at a premium of 1.025%. The maturity date of the senior notes was December 1994 and the convertible debentures was July 2009. The early extinguishment of debt resulted in an extraordinary charge of $1.2 million for the write-off of unamortized issue costs and payment of a redemption premium.

4.  INVESTMENTS IN MORTGAGE LOANS

    As of December 31, 1993, the Trust had the following investments in mortgage loans (dollar amounts in thousands):

                                                      CURRENT
                                                     EFFECTIVE
                                                    RATE ON NET    LOAN      PRIOR        NET
                                                    INVESTMENT    AMOUNT     LIENS     INVESTMENT
             First mortgage loan secured by
             office building in Cleveland, Ohio,
             maturing in 2011                           10%       $19,585                 $19,585

             Wraparound mortgage loan secured
             by apartment building in Atlanta,
             Georgia, maturing in 1999                  14%        15,965    $ 4,260       11,705
                                                                  -------    -------      -------
                                                                  $35,550    $ 4,260      $31,290
                                                                  =======    =======      =======

5.  BANK LOANS

    As of December 31, 1993, the Trust's $60 million revolving credit agreement was converted to a five year term loan, requiring a 20% reduction on the last day of the following five years. Any amounts borrowed between $30 million and $60 million are secured by real estate assets. The $60 million outstanding is at a variable interest rate averaging 4.18% at December 31, 1993. The Trust also has a $20 million revolving credit with another bank which terminates in July 1996. As of December 31, 1993, there were no amounts borrowed under this credit agreement. The agreements can be terminated by the Trust upon one or seven days notice to the banks. Interest under these agreements may be calculated based on various alternatives, at the option of the Trust, including the lenders' base rate, LIBOR, certificate of deposit rate or current bank cost of funds.

         Commitment fees not greater than 1/4% per annum are payable on the unused portion of the revolving credits. These agreements contain certain requirements including maintaining minimum cash flow, net worth, leverage and fixed charges ratios, as defined. The Trust was in compliance with all the requirements as of December 31, 1993.

6.  MORTGAGE LOANS PAYABLE

    As of December 31, 1993, the Trust had outstanding $92.4 million of mortgage loans due in installments extending to the year 2031. Interest rates on fixed rate mortgages range from 7.75% to 10%. A $35 million mortgage is at a variable rate presently 5.63% for the first year which is tied to LIBOR with a maximum rate of 9.5%. The mortgage requires the Trust to maintain minimum net worth, liquidity and debt service coverage ratios, of which the Trust was in compliance at December 31, 1993. Principal payments due during the five years following December 31, 1993, are $3.8 million, $16.1 million, $3.9 million, $4.3 million and $8.7 million, respectively.

7.  SENIOR NOTES

    As of December 31, 1993, the Trust had $105 million in senior notes outstanding. The interest rate is 8 7/8% on $100 million maturing in October 2003 and 8.6% on $5 million maturing in July 1996. The $100 million senior notes are noncallable, limit future borrowings by the Trust and require maintenance of a minimum net worth. The Trust was in compliance with all requirements as of December 31, 1993.

8.  SHARE OPTIONS

    The Trust has a share option plan for key personnel. The plan provides that option prices be at the fair market value of the shares at the date of grant and that option rights granted expire ten years after the date granted. This plan, adopted in 1981, originally reserved 624,000 shares for the granting of incentive and nonstatutory share options. Subsequently, the


                              [FIRST UNION LOGO]
    shareholders approved amendments to the plan reserving an additional 200,000 shares, for a total of 824,000 shares, for the granting of options and extending the expiration date to December 31, 1996. The amendments do not affect previously issued options.

         The activity of the plan is summarized for the years ended December 31 in the following table:

                                                1993     1992     1991
        Granted                               25,000   63,000   55,000
        Exercised                             20,925      -        -
        Cancelled                              9,500    3,619    2,080
        Available                            239,610  255,110  114,491

        As of December 31, 1993, options on 437,897 shares were outstanding at prices ranging from $8.25 to $24.76 per share.

        The Trust and Company have an agreement whereby, as of December 31, 1993, the Company may purchase up to 176,490 shares from the Trust at prices ranging from $8.25 to $24.76 per share to satisfy the Company's obligations to deliver shares to certain of its key employees pursuant to options previously granted. The option agreements with the Company's employees provide that option prices be at the fair market value of the Trust shares at the date of grant and that option rights granted expire ten years after the date granted.

9.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

    The disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Trust, using available market information as of December 31, 1993, and appropriate valuation methods. Considerable judgement is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Trust could realize in a current market exchange. The use of different market assumptions and methods of estimation may have a material effect on the estimated fair value amounts.

        As of December 31, 1993, the carrying amount and estimated fair value of financial instruments were as follows

    (dollar amounts in thousands):
                                                             CARRYING   ESTIMATED
                                                              AMOUNT   FAIR VALUE
          ASSETS
          Cash and cash equivalents                         $38,523    $38,523
          Accounts receivable and prepayments                 4,621      4,621
          Mortgage loans receivable                          35,550     40,417

          LIABILITIES
          Accounts payable and accrued liabilities           14,356     14,356
          Bank loans                                         60,000     60,000
          Mortgage loans payable                             92,355     93,507
          Senior notes                                      105,000    105,000
          Deferred obligations                               10,394     14,801

    Cash and cash equivalents, accounts receivable and prepayments, accounts payable and accrued liabilities - The carrying amounts are a reasonable estimate of their fair value because each item is of short duration.

    Mortgage loans receivable - The fair value of the wraparound mortgage investment secured by a property in Atlanta, Georgia and a first mortgage secured by an office building in Cleveland, Ohio, are calculated as the net present value of future cash flows. The discount rates used are an estimate based on current lending rates and market conditions. Management intends to hold the mortgage loans receivable to maturity.

    Mortgage loans payable and deferred obligations - The mortgage loans payable are aggregated by maturity and discounted at rates based on current lending rates and market conditions to determine their fair value. The deferred obligations are




                              [FIRST UNION LOGO]
    discounted based on current lending rates and market conditions. Management intends to repay the mortgage loans and deferred obligations as they become due.

    Senior notes and bank loans - The fair value is the carrying amount because market interest rates approximate the interest rates of these debt securities. Management intends to repay these debt securities as they become due.

10. SHAREHOLDER RIGHTS PLAN

    In March 1990, the Board of Trustees declared a dividend consisting of one right to purchase one share of beneficial interest of the Trust with respect to each share of beneficial interest.

        The rights may be exercised only if a person or group acquires 15% or more of the outstanding shares of beneficial interest, makes a tender offer for at least 15% of the outstanding shares of beneficial interest, or is declared to be an "adverse person." The exercise price of each right is $50.

        If a person or group acquires 15% or more of the outstanding shares of beneficial interest (except in a tender offer approved by the Board of Trustees), is declared to be an "adverse person," or engages in certain self-dealing transactions with the Trust ("flip-in events"), each right (other than rights owned by a 15% owner of an "adverse person") entitles the holder to purchase one share of beneficial interest of the Trust for par value (now $1 per share). If the Trust is acquired in a merger or other business combination ("flip-over events"), each right entitles the holder to purchase, for $1, shares of the acquiring company having a market value equal to the market value of one share of beneficial interest of the Trust.

        The rights may be redeemed by the Trust at a price of $0.01 per right at any time prior to the earlier of a "flip-in" or "flip-over" event or the expiration of the rights on March 30, 2000.

11.  CAPITAL GAINS

     In 1993, 1992 and 1991, the Trust recognized capital gains of $4.7 million, $5.6 million and $4.9 million, respectively, from an installment sale which occurred in a prior year. Also, in 1993 and 1992 the Trust recognized approximately $250,000 and $200,000, respectively, from sales of small land parcels.

        The final portion of the capital gain from the prior year installment sale was recognized during 1993.

12.  FEDERAL INCOME TAXES

     No provision for current or deferred income taxes has been made by the Trust on the basis that it qualified under Sections 850-860 of the Internal Revenue Code as a real estate investment trust and has distributed all of its taxable income to shareholders.

        The Trust and Company treat certain items of income and expense differently in determining net income reported for financial reporting and tax purposes. Such items resulted in a net reduction in income for tax reporting purposes of approximately $2.9 million for 1993, $4.4 million for 1992 and $3.3 million for 1991.

        As of December 31, 1993, net investments in real estate for financial reporting purposes were approximately $62 million greater than for tax purposes.

        The 1993 quarterly allocation of cash dividends per share for individual shareholders' income tax purposes was as follows:

                               LONG-TERM     ORDINARY    TOTAL
                 DATE PAID   CAPITAL GAINS    INCOME      PAID
                 February 1      $.058         $.122      $.18
                 April 30         .058          .122       .18
                 July 30          .058          .122       .18
                 October 29       .058          .122       .18
                                 -----         -----      ----
                                 $.232         $.488      $.72
                                 =====         =====      ====

        The total long-term capital gains and ordinary income per share amounts for the year ended December 31, 1992 were $0.332 and $0.388, respectively, and for the year ended December 31, 1991, were $0.302 and $0.448, respectively.

                              [FIRST UNION LOGO]

13.  LEGAL CONTINGENCY

     The Trust has pursued legal action against the State of California associated with the 1986 flood of Peach Tree Mall. In September 1991, the court ruled in favor of the Trust on the liability portion of this inverse condemnation suit, which the State of California appealed. The Trust is proceeding with its damage claim. No recognition of potential income has been made in the accompanying financial statements.

14.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is an unaudited condensed summary of the combined results of operations by quarter for the years ended December 31, 1993 and 1992. In the opinion of the Trust and Company, all adjustments (consisting of normal recurring accruals) necessary to present fairly such interim combined results in conformity with generally accepted accounting principles have been included.

                                                              QUARTERS ENDED

                                              MARCH 31      JUNE 30    SEPTEMBER 30    DECEMBER 31
(In thousands, except per share data)
1993
  Revenues                                  $   18,216    $  18,455      $   18,706        $ 18,962
                                            ----------    ---------      ----------        --------
  Income from operations                         2,847        2,879           2,901           1,649
  Capital gains                                  1,510        3,257                             181
                                            ----------    ---------      ----------        --------
  Income before extraordinary
    loss from early extinguishment of debt       4,357        6,136           2,901           1,830
  Extraordinary loss from early
    extinguishment of debt                                                                    1,240
                                            ----------    ---------      ----------        --------
  Net income                                $    4,357    $   6,136      $    2,901        $    590
                                            ==========    =========      ==========        ========
  Per share
    Income from operations                  $      .16    $    . 16      $      .16        $    .09
    Capital gains                                  .08          .18                             .01
                                            ----------    ---------      ----------        --------
    Income before extraordinary
         loss from early extinguishment of
         debt                                      .24          .34             .16             .10
    Extraordinary loss from early
         extinguishment of debt                                                                 .07
                                            ----------    ---------      ----------        --------
    Net income                              $      .24    $     .34      $      .16        $    .03
                                            ==========    =========      ==========        ========
1992
   Revenues                                 $   18,176    $  18,474      $   18,891        $ 19,026
                                            ----------    ---------      ----------        --------
   Income from operations                        3,024        3,273           3,207           3,153
   Capital gains                                 1,328        1,371           1,551           1,525
                                            ----------    ---------      ----------        --------
   Net income                               $    4,352    $   4,644      $    4,758        $  4,678
                                            ==========    =========      ==========        ========
   Per share
     Income from operations                 $      .17    $     .18      $      .18        $    .17
     Capital gains                                 .07          .08             .08             .09
                                            ----------    ---------      ----------        --------
     Net income                             $      .24    $     .26      $      .26        $    .26
                                            ==========    =========      ==========        ========




                              [FIRST UNION LOGO]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SECURITYHOLDERS AND TRUSTEES OF FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS:

We have audited the accompanying combined balance sheets of First Union Real Estate Equity and Mortgage Investments (an unincorporated Ohio business trust, also known as First Union Real Estate Investments) and First Union Management, Inc. (a Delaware corporation) as of December 31, 1993 and 1992, and the related combined statements of income, shareholders' equity and changes in cash for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of First Union Real Estate Equity and Mortgage Investments and First Union Management, Inc. as of December 31, 1993 and 1992, and the results of their operations and their changes in cash for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Cleveland, Ohio,
February 1, 1994.                                       ARTHUR ANDERSEN & CO.



                              [FIRST UNION LOGO]

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULT OF OPERATIONS

FINANCIAL CONDITION

In September 1993, the Trust obtained a $35 million mortgage loan secured by Crossroads Center in St. Cloud, Minnesota. The loan has a variable interest rate tied to LIBOR and is presently 5.63% for the first year. The Trust purchased an interest rate cap with a ceiling of 9.5% on the loan during its 10 year term. The proceeds of the loan were used to repay short-term bank loans. Additionally, on October 1, 1993, the Trust issued $100 million of non-callable senior notes at 99.187 with a coupon rate of 8.875%, due October 1, 2003. Proceeds from this note offering were used to repay $8.4 million in mortgage loans, reduce short-term bank loans and on November 1, 1993, repay $45 million of 8.375% senior notes, at par, and $37.6 million of 10.25% convertible debentures, at 101.025. In December 1993, the Trust obtained a $9.3 million mortgage loan secured by a parking garage. The loan has a fixed interest rate of 8.55% and the proceeds were invested in short-term investments. At December 31, 1993, the Trust borrowed the entire balance of $60 million under one of its bank lines since that line converted to a five year term loan based on the outstanding balance as of that date.

LIQUIDITY AND CAPITAL RESOURCES

During 1993, the Trust restructured its outstanding debt maturities by issuing the $100 million of senior notes and repaying the $45 million in senior notes and the $37.6 million in convertible debentures. The $45 million in senior notes would have been due in December 1994 and the convertible debentures required sinking fund payments of $1 million in 1995 and $1.9 million thereafter until 2008. Consequently, the senior note issue extended the maturity date of outstanding debt.

Although the proceeds from the $35 million mortgage loan in September 1993 were used to repay bank lines of credit during 1993, at December 31, 1993, the Trust borrowed the entire $60 million under the bank line which converted to a five year term loan. The Trust has nothing borrowed against its $20 million bank line which terminates in July 1996. This facility continues to function as a revolving credit line until it terminates. With $38.5 million in short-term investments at December 31, 1993, the Trust had a net borrowed position under the bank lines of $21.5 million.

Future cash needs, such as capital expenditures, repayment of the $60 million term loan, the $5 million of 8.6% senior notes maturing in 1996, and a mortgage loan balloon of $12 million in 1995 will be met by a combination of cash from operations, short-term investments, new bank credit facilities, mortgage financing and either privately or publicly issued securities.

RESULTS FROM OPERATIONS

Income before the extraordinary loss in 1993 was $15.2 million, as compared to $18.4 million in 1992. In 1993, the Trust recorded an extraordinary loss of $1.2 million representing the write off of unamortized issue costs associated with the $45 million senior notes and $37.6 million convertible debentures which were repaid prior to their maturity, as well as the redemption premium required with the call of the convertible debentures. Capital gains of $4.7 million and $5.6 million were included in net income in 1993 and 1992, respectively, from a prior year installment sale. The recognition of this gain was completed in 1993. The remaining capital gains of approximately $250,000 and $200,000 in 1993 and 1992, respectively, were the result of small land parcel sales.

Net income was $18.4 million in 1992, as compared to $18.2 million in 1991. Included in net income was $5.6 million and $4.9 million of capital gains in 1992 and 1991, respectively, from a prior year installment sale. Also, during 1992, capital gains of $200,000 were recognized from the sales of small land parcels.

Income from property operations, which is rents less property operating expenses and real estate taxes, increased by $2.0 million when comparing properties in the portfolio for all of 1993 and 1992 and the apartment complex obtained in June 1992. However, this increase was offset by the recognition in 1992 of a lease termination fee of $1.7 million and $371,000 from the difference between the fair market value of the apartment complex acquired in June 1992 and the Trust's wraparound mortgage secured by that property.

Income from property operations increased by $1.6 million in 1992 as compared to 1991. The apartment complex acquired in June 1992 and three apartment complexes acquired in June 1991 accounted for $900,000 of this increase.




                              [FIRST UNION LOGO]

The remainder of this increase was primarily from a lease termination fee received in a prior year when an anchor tenant vacated.

Mortgage investment income declined when comparing 1993 to 1992 and 1992 to 1991. The decrease, when comparing 1993 to 1992, was primarily attributed to the receipt of the final installment of a mortgage investment from the 1983 sale of an office building. Additionally, when comparing 1993 to 1992, mortgage investment income declined due to the conversion of a mortgage investment to an equity investment in the Atlanta apartment complex acquired in June 1992. When comparing 1992 to 1991, mortgage investment income decreased due to the conversion of four mortgage investments to investments in apartment complexes, one in 1992 and the other three in June 1991. The normal amortization of another mortgage investment, secured by the office building sale noted previously, accounted for the remaining decrease in mortgage investment income when comparing 1992 to 1991.

Mortgage loan interest expense declined when comparing 1993 to 1992 due to the repayment of $14.8 million of mortgage loans in December 1992 and October 1993. The mortgage loan interest expense on the $35 million loan obtained in September 1993 partially offsets the effect on mortgage loan interest expense of these repayments. Mortgage loan interest expense will increase by $2.2 million in 1994 due to the $35 million and $9.3 million mortgage loans obtained during 1993. The offset to this increased expense will depend on the use of the proceeds from the loans. As of December 31, 1993, most of the net proceeds were invested in short-term investments and a portion was also used to reduce bank loans. The interest rate on the short-term investments is less than the interest rate on the mortgage loans. The Trust is reviewing other mortgage loans to prepay and real estate investments to purchase in order to increase the yield on these funds.

The increase in depreciation and amortization expense when comparing 1993 to 1992 and 1992 to 1991 was the result of the apartment acquisitions in 1992 and 1991 and tenant improvements associated with leasing space to new tenants over the three year period.

As noted previously, the Trust issued $100 million of senior notes at a coupon rate of 8.875% on October 1, 1993. In addition to repaying $8.4 million of mortgage loans, the proceeds from the senior note issue were used to retire the $45 million of 8.375% senior notes and the $37.6 million of 10.25% convertible debentures on November 1, 1993. Because of the one month difference between the receipt of proceeds from the issuance of the $100 million of 8.875% senior notes and the repayment of the $45 million senior notes and the $37.6 million convertible debentures (necessitated by the 30-day call provisions required by the indentures of the retired debt), additional nonrecurring interest expense of $435,000, net of short-term investment income and reduced interest expense on bank loans, was incurred in 1993. In 1994, the net effect of having issued the new senior notes and repaying other debt will be negligible.

Interest expense on bank loans decreased when comparing 1993 to 1992 due to lower average interest rates of approximately 60 basis points and lower average balances outstanding during 1993. The average balance borrowed during 1993 was reduced by the proceeds from the $35 million mortgage loan. When comparing interest expense on bank loans for 1992 and 1991, interest expense declined due to a drop in average interest rates of approximately 200 basis points and the repayment of approximately $13 million of bank loans during the second and third quarters of 1992.

General and administrative expenses increased in 1993 resulting primarily from expensing costs which are normally charged against acquisitions and dispositions of investments because no such transactions occurred in 1993. General and administrative expenses decreased in 1992 compared to 1991 primarily due to less legal and professional fees incurred when the acquisitions were completed for three apartment complexes in 1991.

FUNDS FROM OPERATIONS AND DIVIDENDS PAID

Funds from operations are calculated as income from operations plus noncash charges for depreciation and amortization. For 1993, 1992, and 1991, funds from operations were $21.3 million, $23.3 million, and $22.7 million, respectively, and dividends paid to holders of shares of beneficial interest were $13 million, $13 million, and $13.6 million, respectively.



                              [FIRST UNION LOGO]

                      First Union Real Estate Investments
                          55 Public Square, Suite 1900
                           Cleveland, Ohio 44113-1937


FIRST UNION REAL ESTATE INVESTMENTS

FIRST UNION MANAGEMENT, INC.

TRUSTEES

James C. Mastandrea
Chairman, President and
 Chief Executive Officer

Otes Bennett, Jr.
Retired Chairman
  The North American Coal Corporation
  Independent coal producer
  and diversified manufacturer

William E. Conway
Chairman and Chief Executive Officer
  Fairmount Minerals, Ltd.
  Miner and processor of industrial minerals

Daniel G. DeVos
Chairman, President and
 Chief Executive Officer
  Landquest International
  Private real estate investment firm

Allen H. Ford
Consultant; Former Senior Vice President
 Finance and Administration
  The Standard Oil Company (BP America)
  Integrated domestic petroleum company

Russell R. Gifford
President and Chief Executive Officer
  The East Ohio Gas Company
  Natural gas distribution company

Stephen R. Hardis
Vice Chairman and Chief Financial
 and Administrative Officer
  Eaton Corporation
  Manufacturer of highly engineered products

E. Bradley Jones
Retired Chairman and
 Chief Executive Officer
  Republic Steel Corporation
  Integrated steel company

William A. Parker, Jr.
Chairman
  Cherokee Investment Company
  Private Investments

OFFICERS

James C. Mastandrea
Chairman, President and
 Chief Executive Officer

John J. Dee
Senior Vice President -
 Controller

Steven M. Edelman
Senior Vice President -
 Asset Management

Paul F. Levin
Vice President -
 General Counsel
 and Secretary

William L. Arnold
Vice President -
 Special Counsel

Thomas T. Kmiecik
Vice President -
 Treasurer

Edward Geller
Assistant Vice President

Gregory C. Scott
Assistant Controller

David W. Reimer
Assistant Controller

Helen B. Heacox
Assistant Secretary


DIRECTORS

Adolph Posnick
Retired Chairman and Chief Executive Officer
  Ferro Corporation
  Manufacturer of specialty materials
  for industry

Henry G. Piper
Retired Chairman
  Brush Wellman, Inc.
  Producer of high performance
  engineered materials for industry

Renold D. Thompson
Vice Chairman
  Oglebay Norton Company
  Raw materials and Great Lakes
  marine transportation company

OFFICERS AND MANAGERS

Adolph Posnick
Chairman and Secretary

Gene W. Newman
President - Retail Division

Daniel E. Nixon, Jr.
Vice President - Eastern Retail Leasing

Dennis M. Bartelme
Vice President - Midwestern Retail Leasing

Susan J. Niedermeyer
Manager - Western Retail Leasing

George S. Sirow
Vice President - Apartment Division

Judy N. Carroll
Manager - Midwestern Apartments

Karen F. Redman
Manager - Southeastern Apartments

Anthony J. Janca
Assistant Vice President - Office Buildings

Joseph W. Kearney
Controller and Assistant Secretary

                           SECURITYHOLDER INFORMATION

ANNUAL MEETING

Securityholders of First Union Real Estate Investments are cordially invited to the Annual Meeting of Shareholders at 10:00 A.M. on Tuesday, April 12, 1994, in the National City Bank Auditorium on the fourth floor of the National City Center Annex Building at 1900 East Ninth Street, Cleveland, Ohio.

DIVIDEND INVESTMENT SERVICE

The Trust provides a Dividend Investment Service which enables shareholders of record to automatically invest dividends as well as voluntary cash payments in additional shares of beneficial interest. A brochure describing the benefits of the service and an authorization form may be obtained by writing to Thomas T. Kmiecik, Vice President - Treasurer, at First Union headquarters.

FORM 10-K

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is also available to securityholders, without charge, at First Union headquarters.

HEADQUARTERS

55 Public Square
Suite 1900
Cleveland, Ohio 44113-1937
(216) 781-4030
(216) 781-7467 Fax

TRANSFER AGENT AND REGISTRAR

National City Bank
Corporate Trust Department
1900 East Ninth Street
Cleveland, Ohio 44114-3484
(216) 575-2497

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen & Co.
Cleveland, Ohio

                   First Union Real Estate Investments
                      55 Public Square, Suite 1900
                       Cleveland, Ohio 44113-1937