Form 10-K405, Exhibit 13
FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS
filed 1995-03-30
CIK 37008

                                                                    Exhibit (13)

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)
                                               YEARS ENDED DECEMBER 31,
                                                1994             1993
Revenues                                       $76,339          $74,339
Income from operations                           6,485           10,276
Income before extraordinary loss(1)              6,485           15,224
Net income                                       6,485           13,984
Funds from operations(2)                        18,342           21,301
Dividends declared                               7,273           13,031
Per share
  Income from operations                       $   .36          $   .57
  Income before extraordinary loss(1)              .36              .84
  Net income                                       .36              .77
  Dividends declared                               .40              .72

MARKET PRICE AND DIVIDEND RECORD
                                                             DIVIDENDS
1994 QUARTERS ENDED                    HIGH         LOW       DECLARED
December 31                           $ 8 1/8     $ 6 3/8       $.10
September 30                            7 1/4       6 1/8        .10
June 30                                 8           6 3/8        .10
March 31                               10 1/4       7 3/8        .10
                                                                ----
                                                                $.40
                                                                ====
1993 QUARTERS ENDED
December 31                           $11 7/8     $ 9 5/8       $.18
September 30                           11 1/8       9 5/8        .18
June 30                                12 5/8       9 5/8        .18
March 31                               12 1/8       9            .18
                                                                ----
                                                                $.72
                                                                ====

The Trust's shares are traded on the New York Stock Exchange (Ticker Symbol:
FUR). As of December 31, 1994, there were 5,753 record holders of the Trust's shares of beneficial interest. The Trust estimates the number of beneficial owners at approximately 15,000.

(1) On November 1, 1993, the Trust repaid prior to their maturity dates $45 million of senior notes and $37.6 million of convertible debentures resulting in a $1.2 million charge for the write off of unamortized issue costs and payment of a redemption premium.
(2) The amount of funds from operations is calculated as income from operations plus noncash charges for depreciation and amortization.

SELECTED FINANCIAL DATA

(In thousands, except per share data)

                                                                   YEARS ENDED DECEMBER 31,
                                                    1984        1985          1986        1987        1988
OPERATING RESULTS
  Revenues                                          $70,271      $73,043      $72,570      $73,892      $73,390
  Income from operations                             19,932       21,890       21,403       19,360       18,129
  Capital gains                                       3,755        2,314        4,093        6,656        5,269
  Income before extraordinary loss (1)               23,687       24,204       25,496       26,016       23,398
  Net income                                         23,687       24,204       25,496       26,016       23,398
  Funds from operations (2)                          26,316       28,673       28,477       26,445       25,602
  Dividends declared                                 19,372       24,031       26,357       27,202       26,967
----------------------------------------------------------------------------------------------------------------------
Per share of beneficial interest (3)
  Income from operations                              $1.13        $1.15        $1.13        $1.02       $  .97
  Income before extraordinary loss (1)                 1.32         1.27         1.35         1.37         1.25
  Net income                                           1.32         1.27         1.35         1.37         1.25
Dividends declared (3)                                 1.11         1.27         1.40         1.44         1.44
----------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END
  Gross assets before deducting
      accumulated depreciation                    $ 430,775    $ 416,221    $ 495,424    $ 429,815    $ 441,909
  Long-term obligations (4)                         172,329      154,890      177,810      162,960      173,880
  Total equity (5)                                  149,778      147,714      147,102      145,083      132,689
  Total equity before deducting
      accumulated depreciation (5)                  194,637      198,325      201,304      203,739      197,245
----------------------------------------------------------------------------------------------------------------------
  Per share of beneficial interest (3) (5) (6)
  Net assets                                          $7.21    $    7.15     $   7.13    $    7.05     $   6.61
  Net assets before deducting
      accumulated depreciation                         9.35         9.58         9.72         9.86         9.79
----------------------------------------------------------------------------------------------------------------------

This selected financial data should be read in conjunction with the Combined Financial Statements and notes thereto.
(1) On November 1, 1993, the Trust repaid prior to their maturity dates $45 million of senior notes and $37.6 million of convertible debentures resulting in a $1.2 million charge for the write off of unamortized issue costs and payment of a redemption premium.
(2) The amount of funds from operations is calculated as income from operations plus noncash charges for depreciation and amortization.
(3) All per share amounts have been adjusted for a 4% share dividend declared December 5, 1990, and distributed February 1, 1991.
(4) Includes senior notes and mortgage loans, including the current portion for all years. Beginning in 1993, also includes bank loans.
    (See Note 6 to Combined Financial Statements - Bank Loans.)
(5) Includes shareholders' equity and convertible securities net of unamortized issue costs through 1992 as the convertible debentures were repaid on November 1, 1993 (See footnote(1) above).
(6) Includes the effect of vested options.

                                        YEARS ENDED DECEMBER 31,
         1989             1990             1991             1992             1993            1994
    $  76,963        $  76,861        $  74,941        $  74,567        $  74,339       $  76,339
       17,280           15,917           13,330           12,657           10,276           6,485
       12,724            4,722            4,906            5,775            4,948
       30,004           20,639           18,236           18,432           15,224           6,485
       30,004           20,639           18,236           18,432           13,984           6,485
       25,422           24,287           22,681           23,300           21,301          18,342
       26,438           19,632           16,827           13,022           13,031           7,273
----------------------------------------------------------------------------------------------------

    $     .94        $     .88        $     .74        $     .70        $     .57       $     .36
         1.63             1.14             1.01             1.02              .84             .36
         1.63             1.14             1.01             1.02              .77             .36
         1.44             1.08              .93              .72              .72             .40
----------------------------------------------------------------------------------------------------

    $ 442,304        $ 454,778        $ 461,077        $ 445,881        $ 495,445       $ 488,161
      178,174          122,659          119,049          109,733          257,355         238,296
      132,994          133,073          134,047          139,547          103,766         102,940

      201,274          209,001          217,848          231,973          205,590         214,912
----------------------------------------------------------------------------------------------------

    $    6.73        $    6.80        $    6.89        $    7.18        $    5.93       $    5.78

        10.11            10.58            11.06            11.77            11.45           11.82
----------------------------------------------------------------------------------------------------

COMBINED BALANCE SHEETS
As of December 31, (In thousands)
                                                              1994            1993
ASSETS
INVESTMENTS IN REAL ESTATE
Land                                                       $  44,594        $  40,284
Buildings and improvements                                   391,800          368,776
                                                            --------         --------
                                                             436,394          409,060
Less - Accumulated depreciation                             (111,972)        (101,824)
                                                            --------         --------
    Total investments in real estate                         324,422          307,236

MORTGAGE LOANS RECEIVABLE,
including current portion of $160,000                         35,761           35,550

OTHER ASSETS
Cash and cash equivalents                                      2,975           38,523
Accounts receivable and prepayments                            4,594            4,621
Deferred charges and other, net                                3,488            2,506
Unamortized debt issue costs                                   4,949            5,185
                                                            --------         --------
                                                            $376,189         $393,621
                                                            ========         ========
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Mortgage loans, including current portion of $15,560,000    $ 90,796         $ 92,355
Senior notes                                                 105,000          105,000
Bank loans                                                    42,500           60,000
Accounts payable and accrued liabilities                      16,686           14,356
Deferred obligations                                          10,522           10,394
Deferred capital gains and other deferred income               7,745            7,750
                                                            --------         --------
                                                             273,249          289,855
                                                            --------         --------
SHAREHOLDERS' EQUITY
Shares of beneficial interest, $1 par, unlimited
    authorization, outstanding                                18,263           18,109
Additional paid-in capital                                    59,254           59,446
Undistributed income from operations                          19,944           20,732
Undistributed capital gains                                    5,479            5,479
                                                            --------         --------
    Total shareholders' equity                               102,940          103,766
                                                            --------         --------
                                                            $376,189         $393,621
                                                            ========         ========

The accompanying notes are an integral part of these statements.

COMBINED STATEMENTS OF INCOME
For the years ended December 31, (In thousands, except per share data)
                                                   1994            1993            1992
REVENUES
  Rents                                          $71,200          $70,131         $68,626
  Interest - Mortgage loans                        3,928            4,033           5,611
           - Short-term investments                1,211              175             330
                                                 -------          -------         -------
                                                  76,339           74,339          74,567
                                                 -------          -------         -------
EXPENSES
  Property operating                              25,318           24,887          23,085
  Real estate taxes                                7,930            7,726           7,749
  Depreciation and amortization                   11,857           11,025          10,643
  Interest - Mortgage loans                        7,335            5,777           6,182
           - Senior notes                          9,305            5,779           4,199
           - Convertible debentures                                 3,214           3,858
           - Bank loans and other                  4,640            3,747           4,694
  General and administrative                       3,469            1,908           1,500
                                                 -------          -------         -------
                                                  69,854           64,063          61,910
                                                 -------          -------         -------
INCOME FROM OPERATIONS                             6,485           10,276          12,657
CAPITAL GAINS                                                       4,948           5,775
                                                 -------          -------         -------
  Income before extraordinary loss from
      early extinguishment of debt                 6,485           15,224          18,432
  Extraordinary loss from early
      extinguishment of debt                                        1,240
                                                 -------          -------         -------
NET INCOME                                       $ 6,485          $13,984         $18,432
                                                 =======          =======         =======
PER SHARE DATA
  Income from operations                         $   .36          $   .57         $   .70
  Capital gains                                                       .27             .32
                                                 -------          -------         -------
  Income before extraordinary loss from
      early extinguishment of debt                   .36              .84            1.02
  Extraordinary loss from early
      extinguishment of debt                                          .07
                                                 -------          -------         -------
  Net income                                     $   .36          $   .77         $  1.02
                                                 =======          =======         =======
  Dividends declared                             $   .40          $   .72         $   .72
                                                 =======          =======         =======
  ADJUSTED SHARES OF BENEFICIAL INTEREST          18,120           18,096          18,086
                                                 =======          =======         =======


The accompanying notes are an integral part of these statements.

COMBINED STATEMENTS OF CHANGES IN CASH
For the years ended December 31, (In thousands)
                                                                       1994            1993            1992
CASH PROVIDED BY (USED FOR) OPERATIONS
   Net income                                                          $6,485          $13,984         $18,432
   Adjustments to reconcile net income to net
       cash provided by operations -
       Depreciation and amortization                                   11,857           11,025          10,643
       Extraordinary loss from early
                extinguishment of debt                                                   1,240
       Capital gains                                                                    (4,948)         (5,775)
       Increase in deferred charges, net                               (1,608)             (96)            (53)
       Increase in deferred interest on mortgage
                investments, net                                         (357)            (401)           (387)
       Increase in deferred obligations                                   128              110              95
       Recognition of deferred income, net                                 (5)             (82)         (1,865)
       Net changes in other assets and liabilities                      3,855               79             501
                                                                      -------          -------         -------
                Net cash provided by operations                        20,355           20,911          21,591
                                                                      -------          -------         -------
CASH PROVIDED BY (USED FOR) INVESTING
   Principal received from mortgage investments                           146            4,424          11,326
   Investments in properties                                          (27,955)         (12,863)        (10,305)
   Proceeds from sales of properties, net                                                  266
                                                                      -------          -------         -------
                Net cash provided by (used for) investing             (27,809)          (8,173)          1,662
                                                                      -------          -------         -------
CASH PROVIDED BY (USED FOR) FINANCING
   Decrease in bank loans                                             (17,500)          (7,000)        (13,000)
   Issuance of senior notes                                                            100,000
   Repayment of senior notes                                                           (45,000)
   Repayment of convertible debentures                                                 (37,591)
   Increase in mortgage loans                                            4,600          44,300           8,000
   Repayment of mortgage loans - Normal payments                        (3,934)         (3,245)         (3,615)
                               - Balloon payments                       (2,225)         (8,433)        (13,701)
   Purchase of First Union securities                                      (57)
   Debt issue costs paid                                                  (226)         (4,913)           (357)
   Dividends paid                                                       (8,707)        (13,026)        (13,022)
   Other                                                                   (45)           (299)             74
                                                                       -------          -------        -------
                Net cash provided by (used for) financing              (28,094)          24,793        (35,621)
                                                                       -------          -------        -------
   Increase (decrease) in cash and cash equivalents                    (35,548)          37,531        (12,368)
                                                                       -------          -------        -------
   Cash and cash equivalents at beginning of year                       38,523              992         13,360
                                                                       -------          -------        -------
   Cash and cash equivalents at end of year                            $ 2,975          $38,523        $   992
                                                                       =======          =======        =======

The accompanying notes are an integral part of these statements.
22

COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except footnotes)
                                        SHARES OF             ADDITIONAL             UNDISTRIBUTED          UNDISTRIBUTED
                                        BENEFICIAL             PAID-IN                INCOME FROM              CAPITAL
                                        INTEREST               CAPITAL               OPERATIONS(1)             GAINS
BALANCE DECEMBER 31, 1991               $18,086                 $59,254                 $14,369                 $5,479
    Net income                                                                           12,657                  5,775
    Dividends paid or accrued                                                            (7,668)                (5,354)
    Other                                                            74
                                        -------                 -------                 -------                 ------
BALANCE DECEMBER 31, 1992                18,086                  59,328                  19,358                  5,900
    Net income                                                                            9,036                  4,948
    Dividends paid or accrued                                                            (7,662)                (5,369)
    Shares issued -
      Under share option agreements          21                     174
      Upon conversion of debentures, net      2                      47
    Other                                                          (103)
                                        -------                 -------                 -------                 ------
BALANCE DECEMBER 31, 1993                18,109                  59,446                  20,732                  5,479

    Net income                                                                            6,485
    Dividends paid or accrued                                                            (7,273)
    Restricted shares issued, net           162                     873
    Unamortized compensation
      related to restricted shares                                 (971)
    Shares purchased                         (8)                    (49)
    Other                                                           (45)
                                        -------                 -------                 -------                 ------
BALANCE DECEMBER 31, 1994               $18,263                 $59,254(2)              $19,944                 $5,479
                                        =======                 =======                 =======                 ======

(1) Includes the balance of cumulative undistributed net loss of First Union Management, Inc. of $230,000, $73,000, $71,000
    and $1,071,000 as of December 31, 1991, 1992, 1993 and 1994, respectively.
(2) Cumulative distributions in excess of the Trust's net income from inception are $11,330,000.

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

        Most of the Trust's properties are currently leased to the Company. The remaining properties are leased to other parties under net leases with original terms expiring by 1998 and with renewal options available thereafter.

        The Trust and Company capitalize costs related to leasing of real estate, including employees' salaries and related costs. These leasing costs capitalized were approximately $1.4 million, $1.1 million and $1.3 million in 1994, 1993 and 1992, respectively.

        At December 31, 1994 and 1993, buildings and improvements included $10.3 million and $9.5 million of leasing costs, respectively. Also included in buildings and improvements were equipment and appliances of $4.5 million at December 31, 1994 and $3.7 million at December 31, 1993.

        The Trust follows the recommendations set forth in the Statement of Position on Accounting Practices of Real Estate Investment Trusts issued by the American Institute of Certified Public Accountants in evaluating the need for an allowance for loan losses.

        Tenant leases generally provide for billings of certain operating costs, and retail tenant leases generally provide for percentage rentals, in addition to fixed minimum rentals. The Company accrues the recovery of operating costs based on actual costs incurred and accrues percentage rentals based on current estimates of each retail tenant's sales. For the years ended December 31, 1994, 1993 and 1992, such additional income approximated $17.2 million, $17.9 million and $16.4 million, respectively.

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

2.  COMBINED STATEMENTS OF CHANGES IN CASH
    The trust considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

        The Trust paid interest expense of $21.1 million, $17.9 million and $18.7 million in 1994, 1993 and 1992, respectively.

3.  SALE OF JOINT VENTURE PROPERTIES

    In September 1994, the Trust contracted to sell in January 1995 its 50% interests in two malls located in Wilkes-Barre, Pennsylvania and Fairmount, West Virginia for $35.5 million. The contracts governing this sale provide for a $2 million payment which was received in 1994, a $27.5 million payment to be received in January 1995 and a note of $6 million with an interest rate of 9% due in January 1998. The proceeds will be net of $4.7 million of existing mortgages secured by the properties. The sale results in a gain of $29.9 million which will be recorded in January 1995.

4.  EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT

    On November 1, 1993, the Trust repaid prior to their maturity dates $45 million of 8.375% senior notes at par and $37.6 million of 10.25% convertible subordinated debentures at a premium of 1.025%. The maturity date of the senior notes was December 1994 and the convertible debentures was July 2009. The early extinguishment of debt resulted in an extraordinary charge in 1993 of $1.2 million for the write off of unamortized issue costs and payment of a redemption premium.

5.  INVESTMENTS IN MORTGAGE LOANS

As of December 31, 1994, the Trust had the following investments in mortgage loans (dollar amounts in thousands):

                                                  CURRENT
                                                 EFFECTIVE
                                                RATE ON NET              LOAN           PRIOR              NET
                                                 INVESTMENT             AMOUNT          LIENS           INVESTMENT
    First mortgage loan secured by
    office building in Cleveland, Ohio,
    maturing in 2011.                               10%                 $19,440                           $19,440
    Wraparound mortgage loan secured
    by apartment building in Atlanta,
    Georgia, maturing in 1999.                      14%                  16,321         $ 4,012            12,309
                                                                        -------         -------           -------
                                                                        $35,761         $ 4,012           $31,749

                                                                        =======         =======           =======

6.  BANK LOANS

    In December 1994, the Trust entered into a fully secured $60 million revolving credit agreement that matures on December 31, 1997. As of December 31, 1994, there was $27 million outstanding under this credit agreement at an interest rate of 7.2%. Interest under this agreement is calculated, at the option of the Trust, based on LIBOR or the lender's prime lending rate. In the previous year, the Trust had a $60 million five-year term loan, requiring a 20% reduction on the last day of each of the following five years. The Trust also has a $20 million unsecured revolving credit agreement with another bank, which terminates in July 1996. As of December 31, 1994, there was $15.5 million outstanding under this credit agreement at an interest rate of 7.9%. Interest under this agreement may be calculated based on various alternatives, at the option of the Trust, including the lender's base rate, LIBOR, certificate of deposit rate or current bank cost of funds. The weighted average interest rate under the credit agreements was 5.2% for 1994.

        Commitment fees not greater than 3/8% per annum are payable on the unused portion of the revolving credits. These agreements contain certain requirements including maintaining minimum funds from operations
    (income from operations plus depreciation and amortization), net worth, leverage, fixed charges and earnings before interest and depreciation and amortization ratios, as defined. The Trust was in compliance with all the above requirements as of December 31, 1994.

7.  MORTGAGE LOANS PAYABLE

    As of December 31, 1994, the Trust had outstanding $90.8 million of mortgage loans due in installments extending to the year 2031. Interest rates on fixed rate mortgages range from 7.75% to 10%. A $34 million mortgage is at a variable rate, presently 9.0%, which is tied to LIBOR (with a maximum rate of 9.5%). This maximum rate guarantee was purchased for $1.1 million and is being amortized over the life of the loan. This mortgage requires the Trust to maintain minimum net worth, liquidity and debt service coverage ratios, of which the Trust was in compliance at December 31, 1994. Principal payments due during the five years following December 31, 1994, are $15.6 million, $3.3 million, $3.6 million, $5.7 million, and $3.6 million, respectively.

8.  SENIOR NOTES

    As of December 31, 1994, the Trust had $105 million in senior notes outstanding. The interest rate is 8.875% on $100 million maturing in October 2003 and 8.6% on $5 million maturing in July 1996. The $100 million senior notes are noncallable, limit future borrowings by the Trust and require maintenance of a minimum net worth. The Trust was in compliance with all requirements as of December 31, 1994.

9.  SHARE OPTIONS

    The Trust has the following share option plans for key personnel.

    1981 STOCK OPTION PLAN
    This plan provides that option prices be at the fair market value of the shares at the date of grant and that option rights granted expire ten years after the date granted. Adopted in 1981, the plan originally reserved 624,000 shares for the granting
                                                                        25
    of incentive and nonstatutory share options. Subsequently, the shareholders approved amendments to the plan reserving an additional 200,000 shares, for a total of 824,000 shares, for the granting of options and extending the expiration date to December 31, 1996. The amendments do not affect previously issued options.

    The activity of the plan is summarized for the years ended December 31 in the following table:

                         1994           1993             1992
    Granted             75,000          25,000          63,000
    Exercised             -             20,925            -
    Canceled           121,317           9,500           3,619
    Available          285,927         239,610         255,110

        As of December 31, 1994, options on 391,580 shares were outstanding at prices ranging from $7.38 to $24.76 per share.

        Separately, the Trust and Company have an agreement whereby, as of December 31, 1994, the Company may purchase up to 76,150 shares from the Trust at prices ranging from $8.25 to $24.76 per share to satisfy the Company's obligations to deliver shares to certain of its key employees pursuant to options previously granted. The option agreements with the Company's employees provide that option prices be at the fair market value of the Trust shares at the date of grant and that option rights granted expire ten years after the date granted.

    1994 LONG-TERM INCENTIVE OWNERSHIP

    This plan, adopted in 1994, reserved 1,629,785 shares for the granting of incentive and nonstatutory share options and restricted shares. The share options expire eight years after being granted. The price of the options is the fair market value of the shares at the date of grant. The restricted shares receive dividends and have voting rights but may not be sold or transferred until the restriction period lapses after eight years from the date of grant, or earlier if the Trust's share price equals or exceeds $21 for 20 consecutive days or upon a change in control as defined in the plan. Additional restricted shares will be granted when defined levels of funds from operations and net capital gains are achieved during any four consecutive calendar quarters. Deferred compensation of $1 million was recorded in connection with the issuance of the restricted shares and is being amortized over an eight-year period on a straight-line basis. Amortization of $65,000 was recognized in 1994.

    The activity of this plan is summarized for the year ended December 31, 1994 in the following table:

                Share options granted           229,850
                Share options canceled           16,000
                Restricted shares granted       162,500
                Available share options and
                  restricted shares           1,253,435

    As of December 31, 1994, options on 213,850 shares at prices of $6.38 and $6.50 and 162,500 restricted shares were outstanding.

10. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

    The disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Trust, using available market information as of December 31, 1994, and appropriate valuation methods. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Trust could realize in a current market exchange. The use of different market assumptions and methods of estimation may have a material effect on the estimated fair value amounts.

        As of December 31, 1994, the carrying amount and estimated fair value of financial instruments were as follows (amounts in thousands):

                                               CARRYING        ESTIMATED
                                                AMOUNT        FAIR VALUE
    ASSETS
    Cash and cash equivalents                  $  2,975         $  2,975
    Accounts receivable and prepayments           4,594            4,594
    Mortgage loans receivable                    35,761           35,546

    LIABILITIES
    Accounts payable and accrued liabilities     16,686           16,686
    Bank loans                                   42,500           42,500
    Mortgage loans payable                       90,796           88,809
    Senior notes                                105,000          105,000
    Deferred obligations                         10,522           14,004

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

    Mortgage loans payable and deferred obligations - The mortgage loans payable are aggregated by maturity and discounted at rates based on current lending rates and market conditions to determine their fair value. The deferred obligations are discounted based on current lending rates and market conditions. Management intends to repay the mortgage loans and deferred obligations as they become due.

    Senior notes and bank loans - The fair value is the carrying amount because market interest rates approximate the interest rates of these debt securities. Management intends to repay these debt securities as they become due.

11. SHAREHOLDER RIGHTS PLAN

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

12. CAPITAL GAINS

    In 1993 and 1992, the Trust recognized capital gains of $4.7 million and $5.6 million, respectively, from an installment sale which occurred in a prior year. Also, in 1993 and 1992, the Trust recognized approximately $250,000 and $200,000, respectively, from sales of small land parcels.

        The final portion of the capital gain from the prior year installment sale was recognized during 1993.

13. FEDERAL INCOME TAXES

    No provision for current or deferred income taxes has been made by the Trust on the basis that it qualified under Sections 850-860 of the Internal Revenue Code as a real estate investment trust and has distributed all of its taxable income to shareholders.

        The Trust and Company treat certain items of income and expense differently in determining net income reported for financial reporting and tax purposes. Such items resulted in a net increase in income for tax reporting purposes of approximately $500,000 for 1994, and a net reduction in income for tax reporting purposes of approximately $2.9 million for 1993 and $4.4 million for 1992.

        As of December 31, 1994, net investments in real estate for financial reporting purposes were approximately $63 million greater than for tax purposes.

        The 1994 quarterly allocation of cash dividends per share for individual shareholders' income tax purposes was as follows:

                       LONG-TERM        ORDINARY         TOTAL
    DATE PAID        CAPITAL GAINS       INCOME          PAID
    February 1       $  -                  $.18           $.18
    April 29            -                   .10            .10
    July 29             -                   .10            .10
    October 31          -                   .10            .10
                                           ----           ----
                     $  -                  $.48           $.48
                                           ====           ====

        For the year ended December 31,1993, the cash dividends paid included $0.232 of long-term capital gains and $0.488 of ordinary income, and for the year ended December 31, 1992, $0.332 of long-term capital gains and $0.388 of ordinary income.

14. LEGAL CONTINGENCY

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

15. QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is an unaudited condensed summary of the combined results of operations by quarter for the years ended December 31, 1994 and 1993. In the opinion of the Trust and Company, all adjustments (consisting of normal recurring accruals) necessary to present fairly such interim combined results in conformity with generally accepted accounting principles have been included.

    (In thousands, except per share data)
                                                                    QUARTER ENDED
                                                MARCH 31         JUNE 30    SEPTEMBER 30     DECEMBER 31
    1994
    Revenues                                     $18,917         $18,732         $19,326         $19,364
                                                 -------         -------         -------         -------
    Income from operations                         1,612           1,654           1,605           1,614
    Net income                                   $ 1,612         $ 1,654         $ 1,605         $ 1,614
                                                 =======         =======         =======         =======
    Per share
       Income from operations                    $   .09         $   .09         $   .09         $   .09
       Net income                                $   .09         $   .09         $   .09         $   .09
                                                 =======         =======         =======         =======
    1993
    Revenues                                     $18,216         $18,455         $18,706         $18,962
                                                 -------         -------         -------         -------
    Income from operations                         2,847           2,879           2,901           1,649
    Capital gains                                  1,510           3,257                             181
                                                 -------         -------         -------         -------
    Income before extraordinary
       loss from early extinguishment of debt      4,357           6,136           2,901           1,830
    Extraordinary loss from early
       extinguishment of debt                                                                      1,240
                                                 -------         -------         -------         -------
    Net income                                   $ 4,357         $ 6,136         $ 2,901         $   590
                                                 =======         =======         =======         =======
    Per share
       Income from operations                    $   .16         $   .16         $   .16         $   .09
       Capital gains                                 .08             .18                             .01
                                                 -------         -------         -------         -------
       Income before extraordinary
       loss from early extinguishment of debt        .24             .34             .16             .10
       Extraordinary loss from early
       extinguishment of debt                                                                        .07
                                                 -------         -------         -------         -------
       Net income                                $   .24         $   .34         $   .16         $   .03
                                                 =======         =======         =======         =======

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SECURITYHOLDERS AND TRUSTEES OF FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS:

We have audited the accompanying combined balance sheets of First Union Real Estate Equity and Mortgage Investments (an unincorporated Ohio business trust, also known as First Union Real Estate Investments) and First Union Management,
Inc. (a Delaware corporation) as of December 31, 1994   and 1993, and the
related combined statements of income, shareholders' equity and changes in cash for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of First Union Real Estate Equity and Mortgage Investments and First Union Management, Inc. as of December 31, 1994 and 1993, and the results of their operations and their changes in cash for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Cleveland, Ohio,
February 1, 1995.                                       ARTHUR ANDERSEN LLP

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition
In August 1994, the Trust acquired a 345-unit apartment complex in Durham, North Carolina for $19 million in an all-cash transaction. The $19 million had been invested in short-term investments.

    In September 1994, the Trust contracted to sell in January 1995 its 50% interests in two malls located in Wilkes-Barre, Pennsylvania and Fairmount, West Virginia for $35.5 million. The contracts governing this sale provide for a $2 million payment which was received in 1994, a $27.5 million payment to be received in January 1995 and a note for $6 million with an interest rate of 9% due in January 1998. The proceeds will be net of $4.7 million of existing mortgages secured by the properties. The sale results in a gain of $29.9 million given the Trust's basis of $10.3 million in the two properties which will be recorded in January 1995.

    In December 1994, the Trust repaid $17 million of outstanding bank loans on one of its revolving credit agreements with cash that had been invested in short-term investments.

LIQUIDITY AND CAPITAL RESOURCES
In March 1994, the Board of Trustees voted to reduce the quarterly dividend to $0.10 from $0.18 per quarter. The reduction in the dividend provided some of the funds required for expenditures to refocus and upgrade the Trust's property portfolio.

    During December 1994, the Trust restructured its $60 million term loan into a revolving credit facility maturing at the end of 1997. The $60 million revolving credit agreement is fully secured and has $27 million outstanding at December 31, 1994. The previous term loan would have required five annual payments of $12 million beginning in December 1994. Additionally, the Trust has a $20 million unsecured bank line of credit maturing in 1996 with $15.5 million outstanding at December 31, 1994.

    The proceeds from the sale of the Trust's 50% interests in two malls noted above will be reinvested in "like-kind exchange" properties thereby allowing the deferral of the capital gain distribution for tax purposes.

    During 1995, the Trust will repay a $12 million mortgage loan which is due in December 1995. If interest rates are favorable, the Trust will consider refinancing this mortgage. The Trust has announced that its Fairgrounds Square Mall in Reading, Pennsylvania will be expanded in 1995 by 107,000 square feet to accommodate a newly constructed Montgomery Ward store. The project, including site work and construction costs, will require approximately $5.5 million in 1995. In addition to expanding the mall for this new third anchor department store, the Trust plans to renovate the interior and exterior of Fairgrounds Square Mall in 1995. This and other property renovations and expansions, tenant alterations and property acquisitions will be financed through unused credit facilities (currently $37.5 million available), cash flow from property operations, mortgaging unencumbered properties and, as market conditions allow, the public and private capital markets.

RESULTS FROM OPERATIONS
Income from operations for 1994 was $6.5 million as compared to $10.3 million in 1993 (before an extraordinary loss from early extinguishment of debt). In 1993, the Trust recorded an extraordinary loss of $1.2 million representing the write off of unamortized issue costs associated with the $45 million senior notes and $37.6 million convertible debentures which were repaid prior to maturity, as well as the redemption premium required with the call of the convertible debentures. Net income of $14.0 million in 1993 included $4.7 million of capital gains from a prior year installment sale and $250,000 in capital gains from the sale of small land parcels. The installment sale capital gain was completely recognized in 1993.

    Net income in 1993 was $14.0 million, as compared to $18.4 million in 1992. Net income in 1993 included the extraordinary loss from early extinguishment of debt of $1.2 million. Capital gains from a prior year installment sale were $4.7 million and $5.6 million in 1993 and 1992, respectively. Capital gains of $250,000 and $200,000 in 1993 and 1992, respectively, were from sales of small land parcels.

    Income from property operations, which is rent less property operating expenses and real estate taxes, increased by $434,000 when comparing properties in the portfolio for all of 1994 and 1993 and the apartment complex purchased in August 1994. The increase was due to the new apartment acquisition which was partly offset by non-recurring real estate tax refunds received in 1993.

    Income from property operations increased by $2.0 million when comparing properties in the portfolio for all of 1993 as compared to 1992 and an apartment complex acquired in June 1992. However, the increase was offset by the one-time recognition in 1992 of a $1.7 million lease termination fee and $371,000 from the difference between the fair market value of the apartment complex acquired in June 1992 and the Trust's wraparound mortgage secured by that property.

    Short-term investment income increased when comparing 1994 to 1993 because short-term investments averaged $30 million in 1994 as compared to an average of $6 million in 1993. The large increase in short-term investments from 1993 to 1994 was due to the Trust borrowing $38 million under one of its lines of credit which had converted to a term loan on December 31, 1993, and subsequently investing the funds in short-term securities. In August 1994, the Trust used $19 million of short-term investments to purchase the Durham, North Carolina apartment complex.

    Mortgage interest income was approximately the same in 1994 as in 1993, but 1993 declined when compared to 1992. This decrease is primarily attributed to the repayment in June 1993 of a mortgage investment which had resulted from an installment sale of an office building in 1983. Also, when comparing 1993 to 1992, mortgage investment income declined due to the conversion in June 1992 of a mortgage investment to an equity investment. As of December 31, 1994, the Trust has two mortgage investments secured by an apartment complex and an office building which mature in 1999 and 2011, respectively.

    Mortgage interest expense increased when comparing 1994 to 1993. This increase was primarily caused by the $35 million mortgage obtained in September 1993 which is secured by a shopping mall in St. Cloud, Minnesota. The interest rate on this mortgage loan was reset in late 1994 based on a 12-month LIBOR option chosen by the Trust. During 1994, the interest rate averaged 6.3%, whereas for 1995 it will be 9% until November 30, 1995 when the rate must be reset. The Trust has an interest rate cap with a ceiling of 9.5% on the loan during its remaining term of 9 years. When comparing 1993 to 1992, mortgage interest expense declined in 1993 due to the repayment of $14.8 million of mortgage loans in December 1992 and October 1993.

    The increase in depreciation and amortization expense when comparing 1994 to 1993 and from 1993 to 1992 was primarily the result of the acquisitions of the apartment complex in 1994 and the apartment complex in 1992.

    Senior notes interest expense increased in 1994 as compared to 1993 because of the issuance of $100 million of 8.875% senior notes on October 1, 1993. The proceeds were used primarily to repay $45 million of 8.375% senior notes and $37.6 million of 10.25% convertible debentures on November 1, 1993. Because of the one month difference between the receipt of proceeds from the issuance of $100 million of 8.875% senior notes and the repayment of the $45 million senior notes and the $37.6 million convertible debentures (due to 30-day call provisions in the indentures of the retired debt), nonrecurring interest expense of $435,000, net of short-term investment income and reduced interest expense on bank loans, was incurred in 1993.

    Interest expense on bank loans increased when comparing 1994 to 1993 due to the increase of approximately 130 basis points in interest rates from 1993 to 1994. The Trust's interest rates on its bank lines of credit fluctuate based on short-term market rates. The Trust's weighted average borrowing rate during 1994 was 5.2% on an average outstanding balance of $59 million. Short-term interest rates have increased during 1994 so that the $42.5 million of outstanding bank loans on December 31, 1994 was at a weighted average borrowing rate of 7.4%. Bank loan interest expense declined when comparing 1993 to 1992 due to lower average balances outstanding in 1993 and lower average interest rates of approximately 60 basis points.

    General and administrative costs increased when comparing 1994 to 1993. The increase in expense resulted from professional fees related to the Trust's reorganization of the portfolio and management, expenses from the new long-term incentive program and increased staffing to execute the Trust's new strategic plan. The increase in general and administrative expenses from 1993 as compared to 1992 was caused by the expensing of costs which are normally charged against acquisitions and dispositions of investments because no such transactions occurred in 1993.

FUNDS FROM OPERATIONS AND DIVIDENDS PAID

Funds from operations are calculated as income from operations plus noncash charges for depreciation and amortization. For 1994, 1993 and 1992, funds from operations were $18.3 million, $21.3 million and $23.3 million, respectively, and dividends paid to holders of shares of beneficial interest were $8.7 million, $13 million and $13 million, respectively. The dividend payout ratio, which is dividends paid divided by funds from operations, was 48%, 61% and 56%, respectively, for this three year period, reflecting the Trust's conservative dividend policy and its desire to retain cash for reinvestment and upgrading its real estate portfolio.
                                                                        31