Form 10-K405, Exhibit 13
period 1995-12-31
FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS
filed 1996-03-15
CIK 37008

                                                                EXHIBIT 13


FINANCIAL HIGHLIGHTS

Years ended December 31, (In thousands, except per share data)

                                      1995          1994
Revenues                             $79,205       $76,339
Income from operations                4,832          6,485
Income from operations after
  litigation and proxy expenses(1)    3,256          6,485
Net income(2)                        13,891          6,485
Funds from operations(3)             16,733         17,040
Dividends declared                    7,542          7,273
Per share
  Income from operations after
     litigation and proxy expenses(1)  $.18           $.36
  Net income(2)                         .77            .36
  Dividends declared                    .41            .40

MARKET PRICE AND DIVIDEND RECORD

                                                   Dividends
1995 Quarters Ended      High           Low        Declared
December 31            $7 5/8        $6 7/8           $.11
September 30            7 7/8         7 1/8            .10
June 30                    8             7             .10
March 31                8 5/8         6 1/2            .10
                                                      -----
                                                      $.41
                                                      =====
1994 Quarters Ended
December 31           $8 1/8         $6 3/8           $.10
September 30           7 1/4          6 1/8            .10
June 30                8              6 3/8            .10
March 31              10 1/4          7 3/8            .10
                                                      -----
                                                      $.40
                                                      =====

The Trust's shares are traded on the New York Stock Exchange (Ticker Symbol:
FUR). As of December 31, 1995, there were 5,031 recordholders of the Trust's shares of beneficial interest. The Trust estimates the number of beneficial owners at approximately 18,000.

(1) In 1995, the Trust recognized $1.6 million of litigation and proxy expenses related to a minority shareholder lawsuit and proxy contest.
(2) In 1995, the Trust recognized a capital gain of $29.9 million, a $14 million noncash reduction of the carrying value of certain assets identified for disposition, $910,000 of unamortized costs and prepayment premiums related to the early repayment of mortgage debt and a $4.3 million noncash charge for the cumulative effect of a change in accounting method.
(3) The amount of funds from operations is calculated as income from operations before litigation and proxy expenses plus noncash charges for depreciation and amortization. The funds from operations for 1994 have been restated for the change in accounting method on a basis comparable to 1995.


                      FIRST UNION REAL ESTATE INVESTMENTS

SELECTED FINANCIAL DATA

For the years ended December 31, (In thousands, except per share data)


                                              1991           1992           1993           1994           1995
OPERATING RESULTS
   Revenues                                  $74,941        $74,567        $74,339        $76,339        $79,205
   Income from operations                     13,330         12,657         10,276          6,485         4,832
   Income from operations after
     litigation and proxy expenses(1)         13,330         12,657         10,276          6,485         3,256
   Capital gains, net of reduction of
     carrying value of assets(2)               4,906          5,775          4,948                       15,870
   Income before extraordinary loss and
     cumulative effect of accounting change   18,236         18,432         15,224          6,485        19,126
   Extraordinary loss from early
     repayment of debt(3)                                                  (1,240)                         (910)
   Cumulative effect of change in
     accounting method(4)                                                                                (4,325)
   Net income                                 18,236         18,432         13,984          6,485        13,891
   Funds from operations(5)                   21,398         21,836         20,039         17,040        16,733
   Dividends declared                         16,827         13,022         13,031          7,273         7,542

---------------------------------------------------------------------------------------------------------------------------
Per share of beneficial interest
   Income from operations after
     litigation and proxy expenses(1)           $.74           $.70           $.57           $.36          $.18
   Income before extraordinary loss and
     cumulative effect of accounting change     1.01           1.02            .84            .36          1.06
   Extraordinary loss from early
     extinguishment of debt(3)                                               (.07)                         (.05)
   Cumulative effect of change in
     accounting method(4)                                                                                  (.24)
   Net income                                   1.01           1.02            .77            .36           .77
Dividends declared                               .93            .72            .72            .40           .41

---------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END
   Gross assets before deducting
     accumulated depreciation               $461,077       $445,881       $495,445       $488,161      $508,700
   Long-term obligations(6)                  119,049        109,733        257,355        238,296       258,454
   Total equity(7)                           134,047        139,547        103,766        102,940       102,355
   Total equity before deducting
     accumulated depreciation(7)             217,848        231,973        205,590        214,912       210,056

---------------------------------------------------------------------------------------------------------------------------
Per share of beneficial interest(7)(8)
   Net assets                                  $6.89          $7.18          $5.93          $5.78         $5.99
   Net assets before deducting
     accumulated depreciation                  11.06          11.77          11.45          11.82         12.03
---------------------------------------------------------------------------------------------------------------------------

This selected financial data should be read in conjunction with the Combined Financial Statements and notes thereto.
(1) In 1995, the Trust incurred $1.6 million of litigation and proxy expenses related to a minority shareholder lawsuit and proxy contest.
(2) In December 1995, the Trust recorded a $14 million noncash reduction of the carrying value of certain assets which have been identified for disposition.
(3) In November 1993, the Trust repaid prior to their maturity dates $45 million of senior notes and $37.6 million of convertible debentures resulting in a $1.2 million charge for the write-off of unamortized issue costs and payment of a redemption premium. In November 1995, the Trust repaid approximately $36 million of mortgage debt resulting in a $910,000 charge for the write-off of unamortized costs and prepayment premiums.
(4) In December 1995, First Union changed its method to directly expense internal leasing costs and recorded a $4.3 million noncash charge for the cumulative effect of the accounting change as of the beginning of 1995. Funds from operations for previous years have been restated for the change in accounting method on a basis comparable to 1995.
(5) The amount of funds from operations is calculated as income from operations before litigation and proxy expenses plus noncash charges for depreciation and amortization.
(6) Includes senior notes and mortgage loans, including the current portion for all years. Beginning in 1993, also includes bank loans.
(7) Includes shareholders' equity and convertible securities net of unamortized issue costs through 1992 as the convertible debentures were repaid on November 1, 1993.
(8)  Includes the effect of vested options.

                      FIRST UNION REAL ESTATE INVESTMENTS
20

COMBINED BALANCE SHEETS

As of December 31, (In thousands)

                                                                                  1995         1994
ASSETS
INVESTMENTS IN REAL ESTATE
   Land                                                                          $54,403      $44,594
   Buildings and improvements                                                    395,157      391,800
                                                                               ---------    ---------
                                                                                 449,560      436,394
   Less - Accumulated depreciation                                             (107,701)    (111,972)
                                                                               ---------    ---------
            Total investments in real estate                                     341,859      324,422
MORTGAGE LOANS RECEIVABLE,
   including current portion of $176,000                                          42,042       35,761
OTHER ASSETS
   Cash and cash equivalents                                                       3,402        2,975
   Accounts receivable and prepayments                                             4,536        4,594
   Deferred charges and other, net                                                 4,873        3,488
   Unamortized debt issue costs                                                    4,287        4,949
                                                                               ---------    ---------
                                                                                $400,999     $376,189
                                                                               ---------    ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
   Mortgage loans, including current portion of $2,862,000                        83,854      $90,796
   Senior notes, including current portion of $5,000,000                         105,000      105,000
   Bank loans                                                                     69,600       42,500
   Accounts payable and accrued liabilities                                       21,779       16,686
   Deferred obligations                                                           10,670       10,522
   Deferred capital gains and other deferred income                                7,741        7,745
                                                                               ---------    ---------
                                                                                 298,644      273,249
                                                                               ---------    ---------
SHAREHOLDERS' EQUITY
   Shares of beneficial interest, $1 par, unlimited
     authorization, outstanding                                                   17,485       18,263
   Additional paid-in capital                                                     53,098       59,254
   Undistributed income from operations                                           16,823       19,944
   Undistributed capital gains                                                    14,949        5,479
                                                                               ---------    ---------
            Total shareholders' equity                                           102,355      102,940
                                                                               ---------    ---------
                                                                                $400,999     $376,189
                                                                               ---------    ---------



The accompanying notes are an integral part of these statements.





                      FIRST UNION REAL ESTATE INVESTMENTS

COMBINED STATEMENTS OF INCOME

For the years ended December 31, (In thousands, except per share data)

                                                                    1995         1994          1993
REVENUES
   Rents                                                           $74,349      $71,200      $70,131
   Interest- Mortgage loans                                          4,447        3,928        4,033
           - Short-term investments                                    409        1,211          175
                                                                   -------      -------      -------
                                                                    79,205       76,339       74,339
                                                                   -------      -------      -------
EXPENSES
   Property operating                                               25,982       25,318       24,887
   Real estate taxes                                                 8,555        7,930        7,726
   Depreciation and amortization                                    11,901       10,555        9,763
   Interest- Mortgage loans                                          7,670        7,335        5,777
           - Senior notes                                            9,305        9,305        5,779
           - Convertible debentures                                                            3,214
           - Bank loans and other                                    5,422        4,640        3,747
   General and administrative                                        5,538        4,771        3,170
                                                                   -------      -------      -------
                                                                    74,373       69,854       64,063
                                                                   -------      -------      -------
INCOME FROM OPERATIONS                                               4,832        6,485       10,276
   Litigation and proxy expenses                                     1,576
                                                                   -------      -------      -------

INCOME FROM OPERATIONS AFTER
   LITIGATION AND PROXY EXPENSES                                     3,256        6,485       10,276
   Capital gains, net of $14 million reduction
     of carrying value of assets in 1995                            15,870                     4,948
                                                                   -------      -------      -------

INCOME BEFORE EXTRAODINARY LOSS AND
   CUMULATIVE EFFECT OF ACCOUNTING CHANGE                           19,126        6,485       15,224
   Extraordinary loss from early
     extinguishment of debt                                          (910)                   (1,240)
   Cumulative effect of change in
     accounting for internal lease costs                           (4,325)
                                                                   -------      -------      -------
NET INCOME                                                         $13,891       $6,485      $13,984
                                                                   -------      -------      -------

PER SHARE DATA
   Income from operations after
     litigation and proxy expenses                                    $.18         $.36         $.57
   Capital gains, net of reduction of
     carrying value of assets                                          .88                       .27
                                                                   -------      -------      -------

   Income before extraodinary loss and
     cumulative effect of accounting change                           1.06          .36          .84
   Extraordinary loss from early
     extinguishment of debt                                          (.05)                      (.07)
   Cumulative effect of change in
     accounting for internal lease costs                             (.24)
                                                                   -------      -------      -------
   Net income                                                         $.77         $.36         $.77
                                                                   -------      -------      -------
   Dividends declared                                                 $.41         $.40         $.72
                                                                   -------      -------      -------
ADJUSTED SHARES OF BENEFICIAL INTEREST                              18,116       18,120       18,096
                                                                   -------      -------      -------


The accompanying notes are an integral part of these statements.



                      FIRST UNION REAL ESTATE INVESTMENTS
22

COMBINED STATEMENTS OF CHANGES IN CASH

For the years ended December 31, (In thousands)




                                                                    1995         1994          1993
CASH PROVIDED BY (USED FOR) OPERATIONS
   Net income                                                      $13,891       $6,485      $13,984
   Adjustments to reconcile net income to net
     cash provided by operations -
       Depreciation and amortization                                11,901       10,555        9,763
       Extraordinary loss from early
         extinguishment of debt                                        910                     1,240
       Cumulative effect of change in
         accounting for internal lease costs                         4,325
       Capital gains, net of reduction of
         carrying value of assets                                  (15,870)                   (4,948)
       Increase in deferred charges and other, net                  (1,711)      (1,608)         (96)
       Increase in deferred interest on mortgage
         investments, net                                             (441)        (357)        (401)
       Increase in deferred obligations                                148          128          110
       Recognition of deferred income, net                              (4)          (5)         (82)
       Net changes in other assets and liabilities                    (160)       3,855           79
                                                                   -------      -------      -------
            Net cash provided by operations                         12,989       19,053       19,649
                                                                   -------      -------      -------

CASH PROVIDED BY (USED FOR) INVESTING
   Principal received from mortgage investments                        160          146        4,424
   Investments in properties                                       (60,305)     (26,653)     (11,601)
   Proceeds from sales of properties                                31,800                       266
                                                                   -------      -------      -------
            Net cash used for investing                            (28,345)     (26,507)      (6,911)
                                                                   -------      -------      -------

CASH PROVIDED BY (USED FOR) FINANCING
   Increase (decrease) in bank loans                                27,100      (17,500)      (7,000)
   Issuance of senior notes                                                                  100,000
   Repayment of senior notes                                                                 (45,000)
   Repayment of convertible debentures                                                       (37,591)
   Increase in mortgage loans                                       49,500        4,600       44,300
   Repayment of mortgage loans   - Normal payments                  (3,651)      (3,934)      (3,245)
                                 - Balloon payments                (48,967)      (2,225)      (8,433)
   Sale (purchase) of First Union securities                            75          (57)
   Debt issue costs paid                                              (656)        (226)      (4,913)
   Dividends paid                                                   (7,341)      (8,707)     (13,026)
   Other                                                              (277)         (45)        (299)
                                                                   -------      -------      -------
            Net cash provided by (used for) financing               15,783      (28,094)      24,793
                                                                   -------      -------      -------
Increase (decrease) in cash and cash equivalents                       427      (35,548)      37,531
Cash and cash equivalents at beginning of year                       2,975       38,523          992
                                                                   -------      -------      -------
Cash and cash equivalents at end of year                            $3,402       $2,975      $38,523
                                                                   -------      -------      -------



The accompanying notes are an integral part of these statements.




                      FIRST UNION REAL ESTATE INVESTMENTS
                                                                              23

COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except footnotes)

                                         SHARES OF      ADDITIONAL     UNDISTRIBUTED     UNDISTRIBUTED
                                        BENEFICIAL        PAID-IN       INCOME FROM         CAPITAL
                                         INTEREST        CAPITAL(1)    OPERATIONS(2)         GAINS
BALANCE DECEMBER 31, 1992                 $18,086         $59,328         $19,358            $5,900
   Net income                                                               9,036             4,948
   Dividends paid or accrued                                               (7,662)           (5,369)
   Shares issued -
     Under share option agreements             21             174
     Upon conversion of debentures, net         2              47
   Other                                                     (103)
                                          -------         -------         -------            ------
BALANCE DECEMBER 31, 1993                  18,109          59,446          20,732             5,479
   Net income                                                               6,485
   Dividends paid or accrued                                               (7,273)
   Restricted shares issued                   162             873
   Deferred compensation
     related to restricted shares
     net of amortization                                     (971)
   Shares purchased                            (8)            (49)
   Other                                                      (45)

                                          -------         -------         -------            ------
BALANCE DECEMBER 31, 1994                  18,263          59,254          19,944             5,479
   Net income                                                              (1,979)           15,870
   Dividends paid or accrued                                               (1,142)           (6,400)
   Shares purchased                          (950)         (6,175)
   Shares sold under long-term
     incentive ownership plan                  10              65
   Restricted shares issued                   162           1,097
   Deferred compensation
     related to restricted shares,
     net of amortization                                   (1,012)
   Other                                                     (131)

                                          -------         -------         -------            ------
BALANCE DECEMBER 31, 1995                 $17,485         $53,098(3)      $16,823           $14,949
                                          -------         -------         -------            ------



(1) Includes cumulative balance of unamortized compensation related to restricted shares of $971,000 and $1,983,000 at December 31, 1994 and 1995, respectively.
(2) Includes the balance of cumulative undistributed net loss of First Union Management, Inc. of $73,000, $71,000, $1,071,000 and $5,825,000 as of
     December 31, 1992, 1993, 1994 and 1995, respectively.
(3) Cumulative distributions in excess of the Trust's net income from inception are $11,330,000.


The accompanying notes are an integral part of these statements.



                      FIRST UNION REAL ESTATE INVESTMENTS
24

     NOTES TO COMBINED FINANCIAL STATEMENTS





1.  Summary of Significant Accounting Policies
    First Union Real Estate Investments ("Trust") and First Union Management, Inc., ("Company") are in the real estate industry and do not have operations outside this industry. The accounting policies of the Trust and Company conform to generally accepted accounting principles and give recognition, as appropriate, to common practices within the real estate industry.
        The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods.
        Under a trust agreement, the shares of the Company are held for the benefit of the shareholders of the Trust. Accordingly, the financial statements of the Company and the Trust have been combined.
        The Trust's properties are currently leased to the Company except for one. That remaining property is leased to another party under a net lease with original terms expiring in 2011 and with renewal options available thereafter.
        At December 31, 1995 and 1994, buildings and improvements included equipment and appliances of $5.3 million and $4.5 million, respectively.
        Tenant leases generally provide for billings of certain operating costs, and retail tenant leases generally provide for percentage rentals, in addition to fixed minimum rentals. The Company accrues the recovery of operating costs based on actual costs incurred and accrues percentage rentals based on current estimates of each retail tenant's sales. For the years ended December 31, 1995, 1994 and 1993, such additional income approximated $16.1 million, $16.9 million and $17.5 million, respectively.
        Depreciation for financial reporting purposes is computed using the straight-line method. Buildings and improvements are depreciated over their estimated useful lives of 40 to 64 years and equipment and appliances over five to 10 years. Routine maintenance and repairs, including replacements, are charged to expense; however, replacements which improve or extend the lives of existing properties are capitalized.
        Net income per share of beneficial interest has been computed based on weighted average shares and share equivalents outstanding for the applicable period.
        The Trust, in 1996, will adopt SFAS No. 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed) and SFAS No. 123 (Accounting for Stock-Based Compensation) as required by the Financial Accounting Standards Board.

2.  Combined Statements of Changes in Cash
    The Trust considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.
        The Trust paid interest expense of $22.3 million, $21.1 million and $17.9 million in 1995, 1994 and 1993, respectively. During 1995, $169,000 of interest related to construction projects was capitalized.

3.  Capital Gains, Net of Reduction of Carrying Value of Assets
    In January 1995, the Trust sold its 50% interests in two malls located in Wilkes-Barre, PA and Fairmount, WV for $35.5 million resulting in a capital gain of $29.9 million. The contracts governing this disposition provided for a $2 million payment which was received in 1994 when the contracts were signed, an exchange of the properties by a tax qualified intermediary for $27.5 million, a $6 million note with an interest rate of 9% due in January 1998 and the assumption of $4.7 million of existing mortgages secured by the properties.
        Management reviews the net realizable value of the Trust's portfolio periodically to determine whether an allowance for possible losses is necessary. The carrying value of the Trust's investments in real estate are evaluated on an individual property basis. In December 1995, the Trust recorded a $14 million noncash reduction of the carrying value of certain assets which have been identified for disposition. The noncash adjustment represents the difference between the estimated fair value and net book value of the assets. This adjustment was recorded as a reduction of capital gains recognized during 1995.
        In December 1995, the Trust sold an office building in Pittsburgh, PA for $4.3 million in cash resulting in a capital loss of $1.4 million which was provided in the $14 million noncash adjustment of the carrying value of certain assets.


                      FIRST UNION REAL ESTATE INVESTMENTS
                                                                            25

       In 1993, the Trust recognized capital gains of $4.7 million from an installment sale which occurred in a prior year. The final portion of the capital gain from the prior year installment sale was recognized during 1993. Also, in 1993, the Trust recognized approximately $250,000 from sales of small land parcels.

4.     CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING METHOD

       Prior to 1995, the Company accounted for internal leasing costs by deferring and amortizing such costs as part of depreciation and amortization expense over the life of consummated leases. In the fourth quarter of 1995, the Company changed this method of accounting to recognize internal leasing costs in the period in which they are incurred. Accordingly, the Company wrote off the balance of its deferred internal leasing costs of $4.3 million effective January 1, 1995 and expensed those leasing costs that were deferred throughout 1995. The effect of this change in accounting method decreased income from operations by $0.6 million in 1995 as a result of reducing depreciation and amortization expense $1.4 million and increasing general and administrative expense $2 million. A reclassification has been made between depreciation and amortization and general and administrative expense for 1994 and 1993 so that the prior year amounts are on a comparable basis to 1995.

                The proforma retroactive application of this accounting change on income from operations, net income and the related per share amount is not material for 1994 and 1993.

                Management has adopted the accounting method to focus on controlling costs associated with tenant leases and to eliminate detailed recordkeeping.

5.     EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT

       In November 1995, the Trust repaid prior to their maturity dates three mortgage loans totaling approximately $36 million resulting in prepayment premiums and the write-off of unamortized mortgage costs of $910,000.

                In November 1993, the Trust repaid prior to their maturity dates $45 million of 8.375% senior notes at par and $37.6 million of 10.25% convertible subordinated debentures at a premium of 1.025%. The maturity date of the senior notes was December 1994 and the convertible debentures was July 2009. The early extinguishment of debt resulted in an extraordinary charge in 1993 of $1.2 million for the write-off of unamortized issue costs and payment of a redemption premium.

6.     INVESTMENTS IN MORTGAGE LOANS

       As of December 31, 1995, the Trust had the following investments in mortgage loans (dollar amounts in thousands):

                                                                    CURRENT
                                                                   EFFECTIVE
                                                                  RATE ON NET       LOAN        PRIOR           NET
                                                                  INVESTMENT       AMOUNT       LIENS       INVESTMENT
             Mortgage loan secured by a mall in
             Fairmount, WV, maturing in 1998 and
             partnership units of Crown
             American Properties, L.P.                                 9%          $ 6,057                    $ 6,057

             First mortgage loan secured by an
             office building in Cleveland, OH,
             maturing in 2011.                                        10%           19,279                     19,279

             Wraparound mortgage loan secured
             by an apartment complex in Atlanta,
             GA, maturing in 1999.                                    13.5%         16,706     $3,740          12,966
                                                                                   -------     ------         -------
                                                                                   $42,042     $3,740         $38,302
                                                                                   =======     ======         =======

       The fair value of the mortgage investments at December 31, 1995 is approximately $42 million based on current interest rates and market conditions.


                      FIRST UNION REAL ESTATE INVESTMENTS

7.  Bank Loans
    As of December 31, 1995, there was $51 million outstanding under a fully secured $60 million credit agreement at an interest rate of 7.81%. This credit agreement matures on December 31, 1997. Interest under this agreement is calculated, at the option of the Trust, based on LIBOR or the lender's prime lending rate. The Trust also has entered into an agreement to extend the termination date to December 1998 from July 1996 and to fully secure the $20 million revolving credit agreement with another bank, pending the completion of loan documentation. As of December 31, 1995, there was $18.6 million outstanding under this credit agreement at an interest rate of 7.74%. Interest under this agreement may be calculated based on various alternatives, at the option of the Trust, including the lender's base rate, LIBOR, certificate of deposit rate or current bank cost of funds. The weighted average interest rate under the credit agreements was 7.79% for 1995. As the bank loans are at market interest rates, the fair value is the carrying amount of the loans.
        Commitment fees not greater than 3/8% per annum are payable on the unused portion of the revolving credits. These agreements contain certain requirements including maintaining minimum funds from operations (income from operations plus depreciation and amortization), net worth, leverage, fixed charges and earnings before interest and depreciation and amortization ratios, as defined. The Trust was in compliance with all the above requirements as of December 31, 1995.
        The Trust currently has a rate guarantee contract in the notional amount of approximately $34 million which is tied to LIBOR and has a maximum rate of 7.43%. This rate contract is used by the Trust to reduce the impact of changes in interest rates on its floating rate bank loans. The contract expires in October 2003 and the cost is being amortized over the life of the contract. As of December 31, 1995 and 1994, the unamortized rate guarantee contract amounted to $883,000 and $997,000, respectively.


8.  Mortgage Loans Payable
    As of December 31, 1995, the Trust had outstanding $83.9 million of mortgage loans due in installments extending to the year 2014. Interest rates on fixed rate mortgages range from 7% to 9.375%. Principal payments due during the five years following December 31, 1995, are $2.9 million, $3.1 million, $5.2 million, $3 million and $3.5 million, respectively. The fair value of the mortgage loans payable at December 31, 1995 is approximately $85.6 million based on current market interest rates and market conditions. Management intends to repay these mortgage loans as they become due.

9.  Senior Notes
    As of December 31, 1995, the Trust had $105 million in senior notes outstanding. The interest rate is 8.875% on $100 million maturing in October 2003 and 8.6% on $5 million maturing in July 1996. The $100 million senior notes are noncallable, limit future borrowings by the Trust and require maintenance of a minimum net worth. The Trust was in compliance with all requirements as of December 31, 1995. The fair value of the senior notes at December 31, 1995 is the carrying value based on market quotations for the $100 million, 8.875% senior notes and the near term maturity of the $5 million, 8.6% senior notes.





                      FIRST UNION REAL ESTATE INVESTMENTS

10.      SHARE OPTIONS

         The Trust has the following share option plans for key personnel.

         1981 STOCK OPTION PLAN

         This plan provides that option prices be at the fair market value of the shares at the date of grant and that option rights granted expire ten years after the date granted. Adopted in 1981, the plan originally reserved 624,000 shares for the granting of incentive and nonstatutory share options. Subsequently, the shareholders approved amendments to the plan reserving an additional 200,000 shares, for a total of 824,000 shares, for the granting of options and extending the expiration date to December 31, 1996. The amendments do not affect previously issued options.

                 The activity of the plan is summarized for the years ended December 31 in the following table:

                                                1995       1994        1993
                                  Granted        -         75,000      25,000
                                  Exercised      -           -         20,925
                                  Canceled     28,910     121,317       9,500
                                  Available   314,837     285,927     239,610

                As of December 31, 1995, options on 362,670 shares were outstanding at prices ranging from $7.375 to $24.76 per share.

                Separately, the Trust and Company have an agreement whereby, as of December 31, 1995, the Company may purchase up to 70,300 shares from the Trust at prices ranging from $8.25 to $24.76 per share to satisfy the Company's obligations to deliver shares to certain of its key employees pursuant to options previously granted. The option agreements with the Company's employees provide that option prices be at the fair market value of the Trust shares at the date of grant and that option rights granted expire ten years after the date granted.

        1994 LONG-TERM INCENTIVE OWNERSHIP PLAN

        This plan, adopted in 1994, reserved 1,629,785 shares for the granting of incentive and nonstatutory share options and restricted shares. The share options expire eight years after being granted. The price of the options is the fair market value of the shares at the date of grant. The restricted shares receive dividends and have voting rights but may not be sold or transferred until the restriction period lapses after eight years from the date of grant, or earlier if the Trust's share price equals or exceeds $21 for 20 consecutive days or upon a change in control as defined in the plan. Additional restricted shares will be granted when defined levels of funds from operations and net capital gains are achieved during any four consecutive calendar quarters. Deferred compensation of $1.3 million in 1995 and $1 million in 1994 was recorded in connection with the issuance of the restricted shares and is being amortized over an eight-year period on a straight-line basis. Amortization of $248,000 and $65,000, respectively, was recognized in 1995 and 1994.

                The activity of this plan is summarized for the years ended December 31 in the following table:

                                                                    1995          1994
                                  Share options granted            242,450       229,850
                                  Share options canceled            11,300        16,000
                                  Restricted shares granted        162,500       162,500
                                  Shares purchased by employees      9,812          -
                                  Exercised                             20          -
                                  Available share options
                                     and restricted shares         849,973     1,253,435

       As of December 31, 1995, options on 444,980 shares at prices ranging from $6.375 to $7.875 and 325,000 restricted shares were outstanding.


                      FIRST UNION REAL ESTATE INVESTMENTS

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

12. Federal Income Taxes
    No provision for current or deferred income taxes has been made by the Trust on the basis that it qualified under Sections 856-860 of the Internal Revenue Code as a real estate investment trust and has distributed all of its taxable income to shareholders.
        In accordance with Section 1031 of the Internal Revenue Code, the Trust is treating the sale of its 50% interest in two malls in Wilkes-Barre, PA and Fairmount, WV as a like-kind exchange for Woodland Commons Shopping Center and Steeplechase Apartments. As a result, the Trust is deferring for tax purposes the capital gain realized in the transaction except for $6 million related to the mortgage note received as part of the sale and the $2 million payment received in 1994.
        The Trust and Company treat certain items of income and expense differently in determining net income reported for financial reporting and tax purposes. Such items resulted in a net decrease in income for tax reporting purposes of approximately $5 million for 1995 and a net increase of approximately $.5 million for 1994 and a net decrease in income for tax reporting purposes of approximately $2.9 million for 1993.
        As of December 31, 1995, net investments in real estate for financial reporting purposes were approximately $67 million greater than for tax purposes.
        The 1995 quarterly allocation of cash dividends per share for individual shareholders' income tax purposes was as follows:

                                    LONG-TERM     ORDINARY     TOTAL
               DATE PAID          CAPITAL GAINS    INCOME      PAID
               February 2, 1995       $0.082       $0.018      $.10
               April 28, 1995          0.082        0.018       .10
               July 31, 1995           0.081        0.019       .10
               October 30, 1995        0.081        0.019       .10
                                      ------       ------      ----
                                      $0.326       $0.074      $.40

        For the year ended December 31,1994, the cash dividends paid of $0.48 were ordinary income, and for the year ended December 31, 1993, $0.232 were long-term capital gains and $0.488 were ordinary income.





                      FIRST UNION REAL ESTATE INVESTMENTS

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

14.      LITIGATION AND PROXY EXPENSE

         During 1995, the Trust was involved in a lawsuit and proxy contest with a minority shareholder. The initial lawsuit filed by the Trust alleged several violations of Securities and Exchange Commission rules and regulations by the minority shareholder and other associated parties. Extensive discovery was undertaken and numerous motions and pleadings were filed by the various parties throughout most of 1995. Certain professional fees related to the litigation and proxy contest of $1.6 million were incurred and are presented as a separate line item in the accompanying Combined Financial Statements. All litigation was resolved on December 13, 1995 by a settlement and standstill agreement. This agreement provides for the Trust to purchase 950,000 shares of beneficial interest at the average 1995 trading price through December 8, 1995 of $7.50 per share. Additionally, as part of this agreement, the minority shareholder will not acquire additional shares of the Trust and will vote the remaining shares as recommended by the Trust's management.


                      FIRST UNION REAL ESTATE INVESTMENTS

15. Quarterly Results of Operations (Unaudited)
    The following is an unaudited condensed summary of the combined results of operations by quarter for the years ended December 31, 1995 and 1994. In the opinion of the Trust and Company, all adjustments (consisting of normal recurring accruals) necessary to present fairly such interim combined results in conformity with generally accepted accounting principles have been included. The first three quarters have been restated to reflect the change in accounting method for internal leasing costs.


(In thousands, except per share data)                                           QUARTERS ENDED
                                                               MARCH 31    JUNE 30    SEPTEMBER 30 DECEMBER 31
1995
 Revenues                                                      $ 19,347    $ 19,576    $ 19,871     $ 20,411
                                                               --------    --------    --------     --------
 Income from operations
     after litigation and proxy expenses                            567       1,312         325        1,052
 Capital gains, net of reduction in
     carrying value of assets                                    29,870                              (14,000)
                                                               --------    --------    --------     --------
 Income before extraordinary
     loss and cumulative effect of
     accounting change                                           30,437       1,312         325      (12,948)
 Extraordinary loss from early
     extinguishment of debt                                                                             (910)
 Cumulative effect of
     change in accounting method                                 (4,325)
                                                               --------    --------    --------     --------
 Net income (loss)                                             $ 26,112    $  1,312    $    325     $(13,858)
                                                               --------    --------    --------     --------

 Per share
     Income from operations after litigation
       and proxy expenses                                      $    .03    $    .07    $    .02     $    .06

     Capital gains, net of reduction in
       carrying value of assets                                    1.64                                 (.78)
                                                               --------    --------    --------     --------

     Income before extraordinary
       loss and cumulative effect of
       accounting change                                           1.67         .07          .02        (.72)

     Extraordinary loss from early
       extinguishment of debt                                                                           (.05)

     Cumulative effect of
       change in accounting method                                 (.24)
                                                               --------    --------    --------     --------
     Net income (loss)                                         $   1.43    $    .07    $    .02     $   (.77)
                                                               --------    --------    --------     --------

 As previously reported:
     Net income                                                $ 30,560    $  1,470    $    520
     Net income per share                                      $   1.68    $    .08    $    .03

 1994
 Revenues                                                      $ 18,917    $ 18,732    $ 19,326     $ 19,364
                                                               --------    --------    --------     --------
 Income from operations                                           1,612       1,654       1,605        1,614
                                                               --------    --------    --------     --------
 Net income                                                    $  1,612    $  1,654    $  1,605     $  1,614
                                                               --------    --------    --------     --------
 Per share
     Income from operations$                                   $    .09    $    .09    $    .09     $    .09
                                                               --------    --------    --------     --------
     Net income                                                $    .09    $    .09    $    .09     $    .09
                                                               --------    --------    --------     --------


                     FIRST UNION REAL ESTATE INVESTMENTS
                                                                              31

Report of Independent Public Accountants

TO THE SECURITYHOLDERS AND TRUSTEES OF FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS: We have audited the accompanying combined balance sheets of First Union Real Estate Equity and Mortgage Investments (an unincorporated Ohio business trust, also known as First Union Real Estate Investments) and First Union Management, Inc. (a Delaware corporation) as of December 31, 1995 and 1994, and the related combined statements of income, shareholders' equity and changes in cash for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of First Union Real Estate Equity and Mortgage Investments and First Union Management, Inc. as of December 31, 1995 and 1994, and the results of their operations and their changes in cash for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.
    As explained in Note 4 to the combined financial statements, effective January 1, 1995, First Union changed its method of accounting for internal leasing costs.

Cleveland, Ohio,
February 5, 1996.                                           ARTHUR ANDERSEN LLP



                      FIRST UNION REAL ESTATE INVESTMENTS
32

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS





Financial Condition
In January 1995, the Trust sold its 50% interests in two malls in Wilkes-Barre, PA and Fairmount, WV for $29.5 million in cash ($2 million was received in 1994), a $6 million mortgage note receivable and the assumption by the purchaser of $4.7 million in mortgage debt, resulting in a capital gain of approximately $29.9 million. The proceeds were invested in short-term securities until properties were acquired in a tax-free exchange in April 1995 and June 1995. The $6 million note earns interest at 9% and is secured by one of the malls and 750,000 partnership units in Crown American Properties, L.P.
   In April 1995, the Trust acquired Woodland Commons Shopping Center in Buffalo Grove, IL, an upscale suburb of Chicago, with $21 million in cash. Additionally, the Trust acquired Steeplechase Apartments in Cincinnati, OH for $11.9 million in cash on June 30, 1995. The purchases were funded with the cash from the sale of the two malls and with bank loans under the Trust's revolving credit agreement. In accordance with provisions of the Internal Revenue Code, the Trust treated the sales and purchases as "like-kind exchanges." The net result of the sale and tax-free exchange was an annualized increase of $200,000 in funds from operations (income from operations before litigation and proxy expenses plus non-cash charges for depreciation and amortization).
   During 1995, the Trust renovated Crossroads Center Mall in St. Cloud, MN and Fairgrounds Square Mall in Reading, PA. In addition to the renovation at Fairgrounds Square, a 107,000 square foot Montgomery Ward store was constructed. These major projects and other tenant alterations and building improvements of $24 million were funded through borrowings from the Trust's bank credit facilities.
   In December 1995, the Trust recorded a $14 million noncash reduction of the carrying value of certain assets which have been identified for disposition. The noncash adjustment represents the difference between the estimated fair value and net book value of the assets. In December 1995, the Trust sold an office building in Pittsburgh, PA for $4.3 million in cash resulting in a capital loss of $1.4 million which was provided for in the $14 million noncash adjustment.

Liquidity and Capital Resources
In November 1995, the Trust obtained a $49.5 million mortgage loan secured by the Crossroads Center in St. Cloud, MN. The proceeds were used to repay mortgage loans of approximately $48 million at a weighted average interest rate of 9.25%. The Trust increased its financing capacity by using a single property to secure the debt that was previously secured by three properties and lowered the interest rate to 7.49% on the new debt outstanding.
   During the fourth quarter of 1995, the Trust renegotiated and extended its $20 million unsecured credit agreement from July 1996 to December 1998 pending completion of loan documentation. The credit line is now fully secured.
   On December 13, 1995, the Trust signed an agreement to purchase 950,000 of its shares of beneficial interest at the average 1995 trading price through December 8, 1995 of $7.50 per share from a minority shareholder. This was part of a settlement which was reached to dismiss pending litigation. The transaction occurred on January 10, 1996, but the effect of purchasing the 950,000 shares was reflected in the financial statements at December 31, 1995. The $7.1 million required for the purchase was funded through the Trust's bank credit facilities.
   Additionally, in January 1996, the Trust obtained a $12.5 million mortgage loan at an interest rate of 6.87% secured by an apartment complex in Durham, NC. The proceeds were used to reduce bank loans, which were outstanding at higher variable rates in 1995.
   During 1996, the Trust has approximately $2.9 million of mortgage principal payments, a $5 million senior note repayment and an estimated $22 million in building improvement and tenant construction costs to be funded. These items will be financed through cash flow from operations, mortgaging unencumbered properties, unused credit facilities of $18 million (including the effect of the January 1996 mortgage loan proceeds and share purchase), and the public and private capital markets, as market conditions allow.



                      FIRST UNION REAL ESTATE INVESTMENTS
                                                                              33

Results From Operations
Income from operations, after litigation and proxy expenses of $1.6 million, was $3.3 million in 1995 as compared to $6.5 million in 1994. Net income of $13.9 million in 1995 included a $29.9 million capital gain which was reported net of a $14 million noncash reduction of the carrying value of assets identified for disposition. Also reducing net income for 1995 was an extraordinary loss from the early extinguishment of debt of $910,000 and a $4.3 million noncash charge for the cumulative effect of a change in accounting method. Net income of $6.5 million in 1994 did not include any comparable special items.
   Litigation and proxy expenses of $1.6 million were incurred during 1995. These professional fees resulted from litigation and a proxy contest with a minority shareholder. The litigation was resolved in December 1995 by a settlement and standstill agreement.
   The extraordinary loss of $910,000 primarily represented the write-off of unamortized mortgage costs and prepayment premiums from the repayment of mortgage loans prior to their maturity dates in conjunction with the $49.5 million refinancing of Crossroads Center in St. Cloud, MN.
   The cumulative effect of $4.3 million resulted from a change in the method of accounting to directly expense internal leasing costs rather than continue to capitalize and amortize these costs over the term of office and retail tenant leases. The effect of this change will be to lower depreciation and amortization and increase general and administrative expenses. A reclassification between these two expense items has been made so that prior year amounts are on a comparable basis to 1995.
   Income from property operations, which is rents less property operating expenses and real estate taxes, increased by $1.9 million when comparing 1995 to 1994. The retail properties in the portfolio for all 12 months of 1995 and 1994 increased income from property operations by $.4 million when comparing 1995 to 1994 primarily due to increased occupancy. The comparable apartment portfolio income from operations increased $.6 million primarily due to increased rental rates. The office property portfolio increased income from operations by approximately $.4 million from real estate tax refunds in 1995. The parking portfolio produced an additional $.4 million in income from operations due to an increase in the guaranteed rent paid by the operator of the parking facilities and reduced real estate tax expense when comparing 1995 to 1994. The apartment complexes acquired in June 1995 and August 1994 and the shopping center acquired in April 1995 increased income from operations when comparing 1995 to 1994. However, this increase was offset by the sale of the two malls in January 1995.
   Income from property operations when comparing 1994 to 1993 increased by $.4 million. This increase was primarily the result of the apartment complex purchased in August 1994. However, this increase was partially offset by favorable real estate tax settlements recorded during 1993 in the office property portfolio causing income from property operations to decline when comparing 1994 to 1993. The comparable apartment and retail portfolios income from operations was approximately the same when comparing 1994 to 1993.
   Short-term investment income declined when comparing 1995 to 1994 because short-term investments averaged $6.4 million in 1995 as compared to $30 million in 1994. During the first quarter of 1995, the Trust had $29.5 million in proceeds from the sale of two malls invested in short-term securities until it purchased the Woodland Commons Shopping Center in April 1995 and the Steeplechase Apartments in June 1995. When comparing 1994 to 1993, short-term investment income increased because short-term investments averaged $30 million in 1994 as compared to an average of $6 million in 1993. The large increase in short-term investments from 1993 to 1994 was due to the Trust borrowing $38 million under one of its lines of credit which had converted to a term loan on December 31, 1993, and subsequently investing the funds in short-term securities. In August 1994, the Trust used $19 million of short-term investments to purchase Beech Lake Apartments in Durham, NC. In December 1994, the Trust repaid $17 million under its bank lines of credit with short-term investments.


                      FIRST UNION REAL ESTATE INVESTMENTS
34

   Mortgage investment income increased when comparing 1995 to 1994 due to the $6 million mortgage note receivable which was part of the consideration received in January 1995 from the sale of the two malls.
   The increase in depreciation and amortization expense when comparing 1995 to 1994 and 1994 to 1993 was primarily the result of the newly acquired shopping center and apartment complexes in 1995 and 1994 and additional tenant improvements.
   Mortgage interest expense increased when comparing 1994 to 1993. This increase was primarily caused by the $35 million mortgage obtained in September 1993, which was secured by a shopping mall in St. Cloud, MN.
   Senior notes interest expense increased in 1994 as compared to 1993 because of the issuance of $100 million of 8.875% senior notes on October 1, 1993. The proceeds were used primarily to repay $45 million of 8.375% senior notes and $37.6 million of 10.25% convertible debentures on November 1, 1993. Because of the one month difference between the receipt of proceeds from the issuance of $100 million of 8.875% senior notes and the repayment of the $45 million senior notes and the $37.6 million convertible debentures (due to 30-day call provisions in the indentures of the retired debt), nonrecurring interest expense of $435,000, net of short-term investment income and reduced interest expense on bank loans, was incurred in 1993.
   Interest on bank loans increased when comparing 1995 to 1994 due to an increase of approximately 260 basis points in short-term interest rates. The Trust's interest rates on its bank lines of credit fluctuate based on short-term market rates. The increase in interest rates was partially offset by a decrease in borrowings during 1995. During 1995, the Trust's weighted average interest rate was 7.8% on an average outstanding balance of $50.8 million. Interest expense on bank loans increased when comparing 1994 to 1993 due to the increase of approximately 130 basis points in interest rates from 1993 to 1994. The Trust's weighted average borrowing rate during 1994 was 5.2% on an average outstanding balance of $59 million. Short-term interest rates increased during 1994 so that the $42.5 million of outstanding bank loans at the end of 1994 was at a weighted average borrowing rate of 7.4%.
   General and administrative costs increased when comparing 1995 to 1994 and 1994 to 1993. Expenses increased in 1995 as a result of changing the method of accounting to directly expense internal leasing costs rather than continue to capitalize and amortize these costs over the term of tenant leases and an increase in leasing personnel. The increase in expense between 1994 and 1993 resulted from professional fees related to the Trust's reorganization of the portfolio and management, expenses from the new long-term incentive program and increased staffing to execute the Trust's new strategic plan.

Funds from Operations and Dividends Declared
Funds from operations is calculated as income from operations before litigation and proxy expenses plus noncash charges for depreciation and amortization. The amount of funds from operations for 1995 is before the litigation and proxy expenses of $1.6 million incurred in a minority shareholder lawsuit since this is an expense which will not continue in 1996. For 1995, 1994 and 1993, funds from operations were $16.7 million, $17 million and $20 million, respectively, and dividends declared to holders of shares of beneficial interest were $7.5 million, $7.3 million and $13 million, respectively. The payout ratio of dividends declared to funds from operations was 45%, 43% and 65%, respectively, for this three year period. In the fourth quarter of 1995, the Trust raised its quarterly dividend by 10%, which is a payout ratio of 48% on an annualized basis.

                      FIRST UNION REAL ESTATE INVESTMENTS
                                                                              35