Form 10-K405/A, Exhibit 13
period 1995-12-31
FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS
filed 1996-05-13
CIK 37008

                                                                EXHIBIT 13


FINANCIAL HIGHLIGHTS

Years ended December 31, (In thousands, except per share data)

                                      1995          1994
Revenues                             $79,205       $76,339
Income from operations                4,832          6,485
Income before capital gain
  or loss, extraordinary loss
  and cumulative effect of
  accounting change(1)                3,256          6,485

Net income(2)                        13,891          6,485
Funds from operations(3)             16,733         17,040

Dividends declared                    7,542          7,273
Per share

  Income before capital
  gain or loss, extraordinary
  loss and cumulative effect
  of accounting change(1)               .18            .36
  Net income(2)                         .77            .36

  Dividends declared                    .41            .40

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


(1) During 1995, the Trust incurred $1.6 million of litigation and proxy expenses related to a minority shareholder lawsuit and proxy contest.
(2) In 1995, the Trust recognized a capital gain of $29.9 million, a $14 million noncash unrealized loss on the carrying value of certain assets identified for disposition, $910,000 of unamortized costs and prepayment premiums related to the early repayment of mortgage debt and a $4.3 million noncash charge for the cumulative effect of a change in accounting method.
(3) The amount of funds from operations is calculated as income from operations plus noncash charges for depreciation and amortization. A new definition of FFO, proposed by the National Association of Real Estate Investment Trusts, excludes depreciation and amortization of debt issue costs and other corporate assets. First Union has chosen to add back all expenses included in depreciation and amortization. FFO does not replace net income (determined in accordance with generally accepted accounting principles) as a measure of performance or net cash flows as a measure of liquidity. FFO should be considered a supplemental measure of operating performance used by real estate investment trusts. The funds from operations for 1994 have been restated for the change in accounting method on a basis comparable to 1995.



                      FIRST UNION REAL ESTATE INVESTMENTS

SELECTED FINANCIAL DATA

For the years ended December 31, (In thousands, except per share data)


                                                    1991           1992           1993           1994           1995
OPERATING RESULTS
   Revenues                                        $74,941        $74,567        $74,339        $76,339       $79,205
   Income from operations                           13,330         12,657         10,276          6,485         4,832

   Income before capital gain or loss,
     extraordinary loss and cumulative
     effect of accounting change(1)                 13,330         12,657         10,276          6,485         3,256
   Unrealized loss on carring value of
     assets identified for disposition                                                                        (14,000)
   Capital gains                                     4,906          5,775          4,948                       29,870
   Income before extraordinary loss and
     cumulative effect of accounting change         18,236         18,432         15,224          6,485        19,126
   Extraordinary loss from early
     extinguishment of debt(2)                                                    (1,240)                        (910)
   Cumulative effect of change in
     accounting method(3)                                                                                      (4,325)

   Net income                                       18,236         18,432         13,984          6,485        13,891


   Dividends declared                               16,827         13,022         13,031          7,273         7,542

- ---------------------------------------------------------------------------------------------------------------------------
Per share of beneficial interest

   Income before capital gain or loss,
     extraordinary loss and cumulative
     effect of accounting change(1)                    .74            .70            .57            .36           .18
   Income before extraordinary loss and
     cumulative effect of accounting change           1.01           1.02            .84            .36          1.06
   Extraordinary loss from early
     extinguishment of debt(2)                                                     (.07)                         (.05)
   Cumulative effect of change in
     accounting method(3)                                                                                        (.24)

   Net income                                         1.01           1.02            .77            .36           .77
Dividends declared                                     .93            .72            .72            .40           .41

- ---------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END

   Total assets                                   $377,276       $353,455       $393,621       $376,189      $400,999
   Long-term obligations(4)                        119,049        109,733        257,355        238,296       258,454
   Total equity                                     97,188        102,672        103,766        102,940       102,355


- ---------------------------------------------------------------------------------------------------------------------------

OTHER DATA
   Net cash provided by or (used for)
      Operations                                  $ 19,892       $ 21,591       $ 19,649       $ 19,053      $ 12,989
      Investing                                      1,100          1,662         (6,911)       (26,507)      (28,345)
      Financing                                    (14,156)       (35,621)        24,793        (28,094)       15,783
   Funds from operations(5)                         21,398         21,836         20,039         17,040        16,733

- ---------------------------------------------------------------------------------------------------------------------------

This selected financial data should be read in conjunction with the Combined Financial Statements and notes thereto.

(1) Included in income before capital gain or loss, extraordinary loss and cumulative effect of accounting change in 1995 was $1.6 million of litigation and proxy expenses related to a minority shareholder lawsuit and proxy contest.
(2) In November 1993, the Trust repaid prior to their maturity dates $45 million of senior notes and $37.6 million of convertible debentures resulting in a $1.2 million charge for the write-off of unamortized issue costs and payment of a redemption premium. In November 1995, the Trust repaid approximately $36 million of mortgage debt resulting in a $910,000 charge for the write-off of unamortized costs and prepayment premiums.
(3) In December 1995, First Union changed its method to directly expense internal leasing costs and recorded a $4.3 million noncash charge for the cumulative effect of the accounting change as of the beginning of 1995. Funds from operations for previous years have been restated for the change in accounting method on a basis comparable to 1995.
(4) Includes senior notes and mortgage loans, including the current portion for all years. Beginning in 1993, also includes bank loans.
(5) The amount of funds from operations (FFO) is calculated as income from operations plus noncash charges for depreciation and amortization. A new definition of FFO, proposed by the National Association of Real Estate Investment Trusts excludes depreciation and amortization of debt issue costs and other corporate assets. First Union has chosen to add back all expenses included in depreciation and amortization. FFO does not replace net income (determined in accordance with generally accepted accounting principles) as a measure of performance or net cash flows as a measure of liquidity. FFO should be considered a supplemental measure of operating performance used by real estate investment trusts.


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





                      FIRST UNION REAL ESTATE INVESTMENTS

COMBINED STATEMENTS OF INCOME

For the years ended December 31, (In thousands, except per share data)

                                                                    1995         1994          1993
REVENUES
   Rents                                                           $74,349      $71,200      $70,131
   Interest- Mortgage loans                                          4,447        3,928        4,033
           - Short-term investments                                    409        1,211          175
                                                                   -------      -------      -------
                                                                    79,205       76,339       74,339
                                                                   -------      -------      -------
EXPENSES
   Property operating                                               25,982       25,318       24,887
   Real estate taxes                                                 8,555        7,930        7,726
   Depreciation and amortization                                    11,901       10,555        9,763
   Interest- Mortgage loans                                          7,670        7,335        5,777
           - Senior notes                                            9,305        9,305        5,779
           - Convertible debentures                                                            3,214
           - Bank loans and other                                    5,422        4,640        3,747
   General and administrative                                        5,538        4,771        3,170
                                                                   -------      -------      -------
                                                                    74,373       69,854       64,063
                                                                   -------      -------      -------
INCOME FROM OPERATIONS                                               4,832        6,485       10,276
   Litigation and proxy expenses                                    (1,576)
                                                                   -------      -------      -------


INCOME BEFORE CAPITAL GAIN OR LOSS,
  EXTRAORDINARY LOSS AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE                                        3,256        6,485       10,276

   Unrealized loss on carrying value of assets
     identified for disposition                                    (14,000)
   Capital gains                                                    29,870                     4,948

                                                                   -------      -------      -------

INCOME BEFORE EXTRAORDINARY LOSS AND
   CUMULATIVE EFFECT OF ACCOUNTING CHANGE                           19,126        6,485       15,224
   Extraordinary loss from early
     extinguishment of debt                                           (910)                   (1,240)
   Cumulative effect of change in
     accounting for internal lease costs                            (4,325)
                                                                   -------      -------      -------
NET INCOME                                                         $13,891       $6,485      $13,984
                                                                   -------      -------      -------

PER SHARE DATA

   Income before capital gain or loss,
     extraordinary loss and cumulative
     effect of accounting change                                      $.18         $.36         $.57
                                                                   -------      -------      -------



   Income before extraordinary loss and
     cumulative effect of accounting change                          $1.06         $.36         $.84

   Extraordinary loss from early
     extinguishment of debt                                           (.05)                     (.07)
   Cumulative effect of change in
     accounting for internal lease costs                              (.24)
                                                                   -------      -------      -------
   Net income                                                         $.77         $.36         $.77
                                                                   -------      -------      -------


ADJUSTED SHARES OF BENEFICIAL INTEREST                              18,116       18,120       18,096
                                                                   -------      -------      -------


The accompanying notes are an integral part of these statements.


                      FIRST UNION REAL ESTATE INVESTMENTS

COMBINED STATEMENTS OF CHANGES IN CASH

For the years ended December 31, (In thousands)


                                                                    1995         1994          1993
CASH PROVIDED BY (USED FOR) OPERATIONS
   Net income                                                      $13,891       $6,485      $13,984
   Adjustments to reconcile net income to net
     cash provided by operations -
       Depreciation and amortization                                11,901       10,555        9,763
       Extraordinary loss from early
         extinguishment of debt                                        910                     1,240
       Cumulative effect of change in
         accounting for internal lease costs                         4,325
       Capital gains                                               (29,870)                   (4,948)
       Unrealized loss on carrying value of assets
         identified for disposition                                 14,000
       Increase in deferred charges and other, net                  (1,711)      (1,608)         (96)
       Increase in deferred interest on mortgage
         investments, net                                             (441)        (357)        (401)
       Increase in deferred obligations                                148          128          110
       Recognition of deferred income, net                              (4)          (5)         (82)
       Net changes in other assets and liabilities                    (160)       3,855           79
                                                                   -------      -------      -------
            Net cash provided by operations                         12,989       19,053       19,649
                                                                   -------      -------      -------

CASH PROVIDED BY (USED FOR) INVESTING
   Principal received from mortgage investments                        160          146        4,424
   Investments in properties                                       (35,424)     (19,050)
   Investments in capital and tenant improvements                  (24,881)      (7,603)     (11,601)
   Proceeds from sales of properties                                31,800                       266
                                                                   -------      -------      -------
            Net cash used for investing                            (28,345)     (26,507)      (6,911)
                                                                   -------      -------      -------

CASH PROVIDED BY (USED FOR) FINANCING
   Increase (decrease) in bank loans                                27,100      (17,500)      (7,000)
   Issuance of senior notes                                                                  100,000
   Repayment of senior notes                                                                 (45,000)
   Repayment of convertible debentures                                                       (37,591)
   Increase in mortgage loans                                       49,500        4,600       44,300
   Repayment of mortgage loans   - Normal payments                  (3,651)      (3,934)      (3,245)
                                 - Balloon payments                (48,967)      (2,225)      (8,433)
   Sale (purchase) of First Union securities                            75          (57)
   Debt issue costs paid                                              (656)        (226)      (4,913)
   Dividends paid                                                   (7,341)      (8,707)     (13,026)
   Other                                                              (277)         (45)        (299)
                                                                   -------      -------      -------
            Net cash provided by (used for) financing               15,783      (28,094)      24,793
                                                                   -------      -------      -------
Increase (decrease) in cash and cash equivalents                       427      (35,548)      37,531
Cash and cash equivalents at beginning of year                       2,975       38,523          992
                                                                   -------      -------      -------
Cash and cash equivalents at end of year                            $3,402       $2,975      $38,523
                                                                   -------      -------      -------


The accompanying notes are an integral part of these statements.


                      FIRST UNION REAL ESTATE INVESTMENTS

COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except footnotes)

                                         SHARES OF      ADDITIONAL     UNDISTRIBUTED     UNDISTRIBUTED
                                        BENEFICIAL        PAID-IN       INCOME FROM         CAPITAL
                                         INTEREST        CAPITAL(1)    OPERATIONS(2)         GAINS
BALANCE DECEMBER 31, 1992                 $18,086         $59,328         $19,358            $5,900
   Net income                                                               9,036             4,948

   Dividends paid or accrued ($.72/share)                                  (7,662)           (5,369)

   Shares issued -
     Under share option agreements             21             174
     Upon conversion of debentures, net         2              47
   Other                                                     (103)
                                          -------         -------         -------            ------
BALANCE DECEMBER 31, 1993                  18,109          59,446          20,732             5,479
   Net income                                                               6,485

   Dividends paid or accrued ($.40/share)                                  (7,273)

   Restricted shares issued                   162             873
   Deferred compensation
     related to restricted shares
     net of amortization                                     (971)
   Shares purchased                            (8)            (49)
   Other                                                      (45)

                                          -------         -------         -------            ------
BALANCE DECEMBER 31, 1994                  18,263          59,254          19,944             5,479
   Net income                                                              (1,979)           15,870

   Dividends paid or accrued ($.41/share)                                  (1,142)           (6,400)

   Shares purchased                          (950)         (6,175)
   Shares sold under long-term
     incentive ownership plan                  10              65
   Restricted shares issued                   162           1,097
   Deferred compensation
     related to restricted shares,
     net of amortization                                   (1,012)
   Other                                                     (131)

                                          -------         -------         -------            ------
BALANCE DECEMBER 31, 1995                 $17,485         $53,098(3)      $16,823           $14,949
                                          -------         -------         -------            ------


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


        The Trust, in 1996, will adopt SFAS No. 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed) and SFAS No. 123 (Accounting for Stock-Based Compensation) as required by the Financial Accounting Standards Board. For SFAS No. 123, the registrant will continue to apply Accounting Principles Board Opinion No. 25 and therefore disclose in the Notes to the Combined Financial Statements the pro forma net income and earnings per share as if the fair value method had been used to account for stock-based compensation cost. Adoption of these two new financial accounting standards is not expected to have a material impact on the financial statements.



2.  Combined Statements of Changes in Cash
    The Trust considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.
        The Trust paid interest expense of $22.3 million, $21.1 million and $17.9 million in 1995, 1994 and 1993, respectively. During 1995, $169,000 of interest related to construction projects was capitalized.


3. Capital Gains and Unrealized Loss on Carrying Value of Assets Identified for Disposition
        In January 1995, the Trust sold its 50% interests in two malls located in Wilkes-Barre, PA and Fairmount, WV for $35.5 million and the assumption by the purchaser of $4.7 million of existing mortgage loans on the properties. Proceeds from the transaction were received as a $2 million cash payment in 1994, $27.5 million of cash in 1995 that was deposited into a tax intermediary escrow account and a $6 million note with an interest rate of 9% due in January 1998. The $27.5 million of proceeds were subsequently used in 1995 to acquire a retail center and an apartment complex in a tax-free exchange. The capital gain recognized for financial reporting purposes was $29.9 million.

        Management reviews the net realizable value of the Trust's portfolio periodically to determine whether an allowance for possible losses is necessary. The carrying value of the Trust's investments in real estate are evaluated on an individual property basis. In December 1995, the Trust recorded a $14 million noncash unrealized loss on the carrying value of certain assets which have been identified for disposition. The noncash adjustment represents the difference between the estimated fair value and net book value of the assets. Assets identified for disposition had a net book value of $37.1 million, net of the $12.6 million remaining balance of the asset reserve at December 31, 1995.


        In December 1995, the Trust sold an office building in Pittsburgh, PA for $4.3 million in cash resulting in a capital loss of $1.4 million which was provided in the $14 million noncash unrealized loss on the carrying value of certain assets identified for disposition.


                      FIRST UNION REAL ESTATE INVESTMENTS

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


(In thousands, except per share data)                                           QUARTERS ENDED
                                                               MARCH 31    JUNE 30    SEPTEMBER 30 DECEMBER 31
1995
 Revenues                                                      $ 19,347    $ 19,576    $ 19,871     $ 20,411
                                                               --------    --------    --------     --------

 Income from operations                                           1,517       1,462         645        1,208
 Litigation and proxy expenses                                     (950)       (150)       (320)        (156)
                                                               --------    --------    --------     --------
 Income before capital gain or loss,
     extraordinary loss and cumulative
     effect of accounting change                                    567       1,312         325        1,052
 Unrealized loss on carrying value of
     assets identified for disposition                                                               (14,000)
 Capital gains                                                   29,870
                                                               --------    --------    --------     --------
 Income (loss) before extraordinary
     loss and cumulative effect of
     accounting change                                           30,437       1,312         325      (12,948)

 Extraordinary loss from early
     extinguishment of debt                                                                             (910)
 Cumulative effect of
     change in accounting method                                 (4,325)
                                                               --------    --------    --------     --------
 Net income (loss)                                             $ 26,112    $  1,312    $    325     $(13,858)
                                                               --------    --------    --------     --------

 Per share

     Income before capital gain or loss,
       extraordinary loss and cumulative
       effect of accounting change                             $    .03    $    .07    $    .02     $    .06
                                                               --------    --------    --------     --------

     Income (loss) before extraordinary
       loss and cumulative effect of
       accounting change                                           1.67         .07          .02        (.72)


     Extraordinary loss from early
       extinguishment of debt                                                                           (.05)

     Cumulative effect of
       change in accounting method                                 (.24)
                                                               --------    --------    --------     --------
     Net income (loss)                                         $   1.43    $    .07    $    .02     $   (.77)
                                                               --------    --------    --------     --------

 As previously reported:
     Net income                                                $ 30,560    $  1,470    $    520
     Net income per share                                      $   1.68    $    .08    $    .03

 1994
 Revenues                                                      $ 18,917    $ 18,732    $ 19,326     $ 19,364
                                                               --------    --------    --------     --------
 Income from operations                                           1,612       1,654       1,605        1,614
                                                               --------    --------    --------     --------
 Net income                                                    $  1,612    $  1,654    $  1,605     $  1,614
                                                               --------    --------    --------     --------
 Per share
     Income from operations                                    $    .09    $    .09    $    .09     $    .09
                                                               --------    --------    --------     --------
     Net income                                                $    .09    $    .09    $    .09     $    .09
                                                               --------    --------    --------     --------


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

Cleveland, Ohio,
February 5, 1996.                                           ARTHUR ANDERSEN LLP



                      FIRST UNION REAL ESTATE INVESTMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Financial Condition
In January 1995, the Trust sold its 50% interests in two malls in Wilkes-Barre, PA and Fairmount, WV for $29.5 million in cash ($2 million was received in 1994), a $6 million mortgage note receivable and the assumption by the purchaser of $4.7 million in mortgage debt, resulting in a capital gain of approximately $29.9 million. The proceeds were invested in short-term securities until properties were acquired in a tax-free exchange in April 1995 and June 1995. The $6 million note earns interest at 9% and is secured by one of the malls and 750,000 partnership units in Crown American Properties, L.P.
   In April 1995, the Trust acquired Woodland Commons Shopping Center in Buffalo Grove, IL, an upscale suburb of Chicago, with $21 million in cash. Additionally, the Trust acquired Steeplechase Apartments in Cincinnati, OH for $11.9 million in cash on June 30, 1995. The purchases were funded with the cash from the sale of the two malls and with bank loans under the Trust's revolving credit agreement. In accordance with provisions of the Internal Revenue Code, the Trust treated the sales and purchases as "like-kind exchanges." The net result of the sale and tax-free exchange was an annualized increase of $200,000 in funds from operations (income from operations before litigation and proxy expenses plus non-cash charges for depreciation and amortization).
   During 1995, the Trust renovated Crossroads Center Mall in St. Cloud, MN and Fairgrounds Square Mall in Reading, PA. In addition to the renovation at Fairgrounds Square, a 107,000 square foot Montgomery Ward store was constructed. These major projects and other tenant alterations and building improvements of $25 million were funded through borrowings from the Trust's bank credit facilities.
    In December 1995, the Trust recorded a $14 million noncash unrealized loss on the carrying value of certain assets which have been identified for disposition. The noncash adjustment represents the difference between the estimated fair value and net book value of the assets. In December 1995, the Trust sold an office building in Pittsburgh, PA for $4.3 million in cash resulting in a capital loss of $1.4 million which was provided for in the $14 million noncash adjustment.

Liquidity and Capital Resources

    Net cash provided by operations of $13 million in 1995 was less than 1994 by approximately $6 million. The decrease was primarily attributed to $1.6 million of litigation and proxy expenses incurred in 1995, a $2 million payment received in 1994 in connection with the sale of two malls (which was completed in 1995) and approximately $1.6 million less in income from operations (see below for a discussion of results from operations). Dividends paid in 1995 of $7.3 million represented 56% of net cash from operating activities.

    During 1995, proceeds of $31.8 million were received from the sales of an office building in Pittsburgh, PA and two malls in Wilkes Barre, PA and Fairmount, WV. Also during 1995, the Trust purchased a retail center in Buffalo Grove, IL for $21 million and an apartment complex in Cincinnati, OH for $11.9 million. The sales and acquisitions were all cash transactions except for a $6 million note received as additional proceeds from the sale of the two malls. During 1995, the Trust reinvested in its existing properties approximately $25 million for tenant and building improvements. These expenditures were made to renovate two malls, expand a mall to add a major tenant and make other improvements to the Trust's portfolio.

    During 1995, net cash provided by financing activities was obtained by borrowing on the Trust's credit facilities for $27.1 million and a $49.5 million mortgage loan. The borrowings under the credit facilities were primarily used to fund the previously mentioned capital improvement program. The proceeds from the mortgage loan were used to repay other mortgage loans of approximately $48 million at a weighted average interest rate of 9.25%. The Trust increased its financing capacity by using a single property to secure the debt that was previously secured by three properties and lowered the interest rate to 7.49% on the new debt outstanding.

    During the fourth quarter of 1995, the Trust renegotiated and extended its $20 million unsecured credit agreement from July 1996 to December 1998 pending completion of loan documentation. The credit line is now fully secured.

    In December 1995, the Trust signed an agreement to purchase 950,000 of its shares of beneficial interest at the average 1995 trading price through December 8, 1995 of $7.50 per share from a minority shareholder. This was part of a settlement which was reached to dismiss pending litigation. The transaction occurred on January 10, 1996, but the effect of purchasing the 950,000 shares was reflected in the financial statements at December 31, 1995 as an accrued liability. The $7.1 million required for the purchase was funded in 1996 through the Trust's bank credit facilities.

    Additionally, in January 1996, the Trust obtained $12.5 million mortgage loan at an interest rate of 6.87% secured by an apartment complex in Durham, NC. The proceeds were used to reduce bank loans, which were outstanding at higher variable rates in 1995.

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


                      FIRST UNION REAL ESTATE INVESTMENTS

Results From Operations

Income from operations was $4.8 million in 1995 as compared to $6.5 million in 1994. Net income of $13.9 million in 1995 included a $29.9 million capital gain, a $14 million noncash unrealized loss on the carrying value of assets identified for disposition and litigation and proxy expenses of $1.6 million. Also reducing net income for 1995 was an extraordinary loss from the early extinguishment of debt of $910,000 and a $4.3 million noncash charge for the cumulative effect of a change in accounting method. Net income of $6.5 million in 1994 did not include any comparable special items.

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


FUNDS FROM OPERATIONS AND DIVIDENDS DECLARED
    Funds from operations (FFO) is calculated as income from operations plus noncash charges for depreciation and amortization. A new definition of FFO, proposed by the National Association of Real Estate Investment Trusts, excludes depreciation and amortization of debt issue costs and other corporate assets. FFO presented by First Union adds back the entire amount of depreciation and amortization including $866,000 for debt issue costs and other corporate assets for the year ended December 31, 1995.
    Although FFO does not replace net income (determined in accordance with generally accepted accounting principles) as a measure of performance or net cash flows as a measure of liquidity, it is often used by real estate investment trusts as a supplemental measure of operating performance.
    The table below shows the calculation of FFO, dividends declared to holders of shares of beneficial interest and the payout ratio.

(Amounts in thousands)                              1995          1994        1993
                                                    ----          ----        ----
Net income                                        $ 13,891       $ 6,485     $13,984

Depreciation and amortization                       11,901        10,555       9,763
Cumulative effect of accounting change               4,325
Extraordinary loss from debt extinguishment            910                     1,240

Litigation and proxy expenses                        1,576

Unrealized loss on carrying value of assets
  identified for disposition                        14,000

Capital gains                                      (29,870)                   (4,948)
                                                  --------       -------     -------
Funds from operations                             $ 16,733       $17,040     $20,039

Dividends declared                                $  7,542       $ 7,273     $13,031

Payout ratio of dividends to FFO                        45%           43%         65%

    In the fourth quarter of 1995, the Trust raised its quarterly dividend by 10%, which is a payout ratio of 48% on an annualized basis.




                      FIRST UNION REAL ESTATE INVESTMENTS