Form 10-K405, Exhibit 13
period 1996-12-31
FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS
filed 1997-03-21
CIK 37008

                                                                      EXHIBIT 13
                                                                      ----------

FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PER SHARE DATA AND FOOTNOTES)
                                                                                        1996                1995

Revenues                                                                              $81,867              $79,205
Income before capital gain or loss, extraordinary loss and
  cumulative effect of accounting change                                                4,422                3,256
Net income before preferred dividend(1)                                                 4,136               13,891
Net income applicable to shares of
  beneficial interest(1)                                                                3,291               13,891
Funds from operations before preferred dividend(2)                                     17,935               15,157
Funds from operations after preferred dividend(2)                                      17,090               15,157
Dividends declared                                                                      7,684                7,542

Per share
Income applicable to shares of beneficial interest before capital gain or loss, extraordinary loss and cumulative
  effect of accounting change                                                            $.21                 $.18
Net income applicable to shares of beneficial interest(1)                                 .19                  .77
Dividends declared                                                                        .44                  .41

MARKET PRICE AND DIVIDEND RECORD

                                                                                                          Dividends
1996 QUARTERS ENDED                                                    High                Low            Declared
-------------------                                                    ----                ---            --------

December 31                                                          $12 1/2            $ 6 3/8              $ .11
September 30                                                           7                  6 3/8                .11
June 30                                                                7 3/8              6 3/8                .11
March 31                                                               8 1/8              6 7/8                .11
                                                                                                             -----
                                                                                                             $ .44
                                                                                                             =====

1995 QUARTERS ENDED
-------------------

December 31                                                         $  7 5/8            $ 6 7/8              $ .11
September 30                                                           7 7/8              7 1/8                .10
June 30                                                                8                  7                    .10
March 31                                                               8 5/8              6 1/2                .10
                                                                                                             -----
                                                                                                             $ .41
                                                                                                             =====

The Trust's shares are traded on the New York Stock Exchange (Ticker Symbol:
FUR). As of December 31, 1996, there were 4,582 recordholders of the Trust's shares of beneficial interest. The Trust estimates the number of beneficial owners at approximately 15,000.

(1) In 1996, the Trust expensed $286,000 of unamortized costs relating to a prior bank credit agreement. In 1995, the Trust recognized a capital gain of $29.9 million, a $14 million noncash unrealized loss on the carrying value of certain assets identified for disposition, $910,000 of unamortized costs and prepayment premiums related to the early repayment of mortgage debt and a $4.3 million noncash charge for the cumulative effect of a change in accounting method.

(2) The amount of funds from operations (FFO) is calculated as income before capital gain or loss, extraordinary loss and cumulative effect of accounting change, both before and after the preferred dividend, plus noncash charges for depreciation and amortization for both First Union and the joint venture. A new definition of FFO, adopted by the National Association of Real Estate Investment Trusts, excludes depreciation and amortization of debt issue costs and other corporate assets. First Union adds back all expenses included in depreciation and amortization. FFO does not replace net income (determined in accordance with generally accepted accounting principles) as a measure of performance or net cash flows as a measure of liquidity. FFO should be considered a supplemental measure of operating performance used by real estate investment trusts.


SELECTED FINANCIAL DATA

For the years ended December 31, (In thousands, except per share data and footnotes)


                                           1992         1993         1994         1995         1996
                                           ----         ----         ----         ----         ----

OPERATING RESULTS
Revenues                               $  74,567    $  74,339    $  76,339    $  79,205    $  81,867
Income before capital gain or loss,
  extraordinary loss and cumulative
  effect of accounting change(1)          12,657       10,276        6,485        3,256        4,422
Unrealized loss on carrying value of
  assets identified for disposition                                             (14,000)
Capital gains                              5,775        4,948                    29,870
Income before extraordinary loss and
  cumulative effect of accounting
  change                                  18,432       15,224        6,485       19,126        4,422
Extraordinary loss from early
  extinguishment of debt(2)                            (1,240)                     (910)        (286)
Cumulative effect of change in
  accounting method(3)                                                           (4,325)
Net income before preferred dividend      18,432       13,984        6,485       13,891        4,136
Net income applicable to shares of
  beneficial interest                     18,432       13,984        6,485       13,891        3,291
Dividends declared for shares of
  beneficial interest                     13,022       13,031        7,273        7,542        7,684
------------------------------------------------------------------------------------------------------
Per share of beneficial interest:
  Income before capital gain or loss,
    extraordinary loss and cumulative
    effect of accounting change(1)     $     .70    $     .57    $     .36    $     .18    $     .21
  Income before extraordinary loss and
    cumulative effect of accounting
    change                                  1.02          .84          .36         1.06          .21
  Extraordinary loss from early
    extinguishment of debt(2)                            (.07)                     (.05)        (.02)
  Cumulative effect of change in
    accounting method(3)                                                           (.24)
  Net income applicable to shares of
    beneficial interest                     1.02          .77          .36          .77          .19
  Dividends declared per share of
    beneficial interest                      .72          .72          .40          .41          .44
------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END
  Total assets                         $ 353,455    $ 393,621    $ 376,189    $ 400,999    $ 440,530
  Long-term obligations(4)               109,733      257,355      238,296      258,454      254,868
  Total equity                           102,672      103,766      102,940      102,355      152,553
OTHER DATA
  Net cash provided by or (used for)
    Operations                         $  21,591    $  19,649    $  19,053    $  12,989    $  11,085
    Investing                              1,662       (6,911)     (26,507)     (28,345)     (47,002)
    Financing                            (35,621)      24,793      (28,094)      15,783       35,466
  Funds from operations before
    preferred dividend(5)                 21,836       20,039       17,040       15,157       17,935
  Funds from operations after
    preferred dividend(5)                 21,836       20,039       17,040       15,157       17,090


See footnotes on the following page

This selected financial data should be read in conjunction with the Combined Financial Statements and notes thereto.

(1) Included in income before capital gain or loss, extraordinary loss and cumulative effect of accounting change in 1995 was $1.6 million of litigation and proxy expenses related to a minority shareholder lawsuit and proxy contest.

(2) In 1996, the Trust renegotiated its bank credit agreements, resulting in a $286,000 charge related to the write-off of unamortized costs. In November 1995, the Trust repaid approximately $36 million of mortgage debt resulting in a $910,000 charge for the write-off of unamortized costs and prepayment premiums. In November 1993, the Trust repaid prior to their maturity dates $45 million of senior notes and $37.6 million of convertible debentures resulting in a $1.2 million charge for the write-off of unamortized issue costs and payment of a redemption premium.

(3) In December 1995, the Trust changed its accounting method to directly expense internal leasing costs and recorded a $4.3 million noncash charge for the cumulative effect of the accounting change as of the beginning of 1995. Funds from operations for previous years have been restated for the change in accounting method on a basis comparable to 1995.

(4) Included in long-term obligations are senior notes, mortgage loans and bank loans along with any current portion. Before 1993, bank loans were not included.

(5) The amount of funds from operations (FFO) is calculated as income before capital gain or loss, extraordinary loss and cumulative effect of accounting change, both before and after preferred dividend, plus noncash charges for depreciation and amortization of First Union and the joint venture. A new definition of FFO, adopted by the National Association of Real Estate Investment Trusts, excludes depreciation and amortization of debt issue costs and other corporate assets. First Union adds back all expenses included in depreciation and amortization. FFO does not replace net income (determined in accordance with generally accepted accounting principles) as a measure of performance or net cash flows as a measure of liquidity. FFO should be considered a supplemental measure of operating performance used by real estate investment trusts.

COMBINED BALANCE SHEETS

As of December 31, (In thousands)


                                                                                  1996               1995
                                                                                  ----               ----

ASSETS
Investments in real estate
  Land                                                                         $  52,891          $  54,403
  Buildings and improvements                                                     406,672            395,157
                                                                               ---------          ---------
                                                                                 459,563            449,560
  Less - Accumulated depreciation                                               (112,614)          (107,701)
                                                                               ---------          ---------
         Total investments in real estate                                        346,949            341,859


INVESTMENT IN JOINT VENTURE                                                       30,776


MORTGAGE LOANS RECEIVABLE,
  including current portion of $194,000                                           42,266             42,042

OTHER ASSETS
  Cash and cash equivalents                                                        2,951              3,402
  Accounts receivable and prepayments                                              8,440              4,536
  Deferred charges and other, net                                                  5,225              4,873
  Unamortized debt issue costs                                                     3,923              4,287
                                                                               ---------          ---------
         Total assets                                                          $ 440,530          $ 400,999
                                                                               =========          =========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Mortgage loans, including current portion of $3,863,000                      $ 129,068          $  83,854
  Senior notes                                                                   100,000            105,000
  Bank loans                                                                      25,800             69,600
  Accounts payable and accrued liabilities                                        14,549             21,779
  Deferred obligations                                                            10,825             10,670
  Deferred capital gains and other deferred income                                 7,735              7,741
                                                                               ---------          ---------
         Total liabilities                                                       287,977            298,644
                                                                               ---------          ---------

SHAREHOLDERS' EQUITY
  Preferred shares of beneficial interest, $25 liquidation preference,
    2,300,000 shares authorized and outstanding                                   54,109
  Shares of beneficial interest, $1 par, unlimited
    authorization, outstanding                                                    17,622             17,485
  Additional paid-in capital                                                      53,443             53,098
  Undistributed income from operations                                            12,430             16,823
  Undistributed capital gains                                                     14,949             14,949
                                                                               ---------          ---------
         Total shareholders' equity                                              152,553            102,355
                                                                               ---------          ---------
                                                                               $ 440,530          $ 400,999
                                                                               =========          =========


        The accompanying notes are an integral part of these statements.

COMBINED STATEMENTS OF INCOME

For the years ended December 31, (In thousands, except per share data)

                                                           1996        1995        1994

REVENUES
Rents                                                   $ 75,555    $ 74,176    $71,079
Interest- Mortgage loans                                   4,732       4,447      3,928
        - Short-term investments                              80         409      1,211
Equity in income from joint venture                          528
Management fees                                              617
Other income                                                 355         173        121
                                                        --------    --------    -------
                                                          81,867      79,205     76,339
                                                        --------    --------    -------
EXPENSES
Property operating                                        25,786      25,982     25,318
Real estate taxes                                          8,297       8,555      7,930
Depreciation and amortization                             13,149      11,901     10,555
Interest- Mortgage loans                                   8,877       7,670      7,335
        - Senior notes                                     9,090       9,305      9,305
        - Bank loans and other                             5,459       5,422      4,640
General and administrative                                 6,787       7,114      4,771
                                                        --------    --------    -------
                                                          77,445      75,949     69,854
                                                        --------    --------    -------
INCOME BEFORE CAPITAL GAIN OR LOSS,
  EXTRAORDINARY LOSS AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE                              4,422       3,256      6,485
Unrealized loss on carrying value of assets
  identified for disposition                                         (14,000)
Capital gains                                                         29,870
                                                        --------    --------    -------
INCOME BEFORE EXTRAORDINARY LOSS AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE                   4,422      19,126      6,485
  Extraordinary loss from early
  extinguishment of debt                                    (286)       (910)
  Cumulative effect of change in
  accounting for internal lease costs                                 (4,325)
                                                        --------    --------    -------
NET INCOME BEFORE PREFERRED DIVIDEND                       4,136      13,891      6,485
  Preferred dividend                                        (845)
                                                        --------    --------    -------
NET INCOME APPLICABLE TO SHARES OF
  BENEFICIAL INTEREST                                   $  3,291    $ 13,891    $ 6,485
                                                        ========    ========    =======

PER SHARE DATA
Income applicable to shares of beneficial
  interest before capital gain or loss, extraordinary
  loss and cumulative effect of accounting change       $    .21    $    .18    $   .36
                                                        --------    --------    -------
Income before extraordinary loss and
  cumulative effect of accounting change                     .21        1.06        .36
Extraordinary loss from early
  extinguishment of debt                                    (.02)       (.05)
Cumulative effect of change in
  accounting for internal lease costs                                   (.24)
                                                        --------    --------    -------
NET INCOME APPLICABLE TO SHARES OF BENEFICIAL
  INTEREST                                              $    .19    $    .77    $   .36
                                                        ========    ========    =======

ADJUSTED SHARES OF BENEFICIAL INTEREST                    17,264      18,116     18,120

        The accompanying notes are an integral part of these statements.

COMBINED STATEMENTS OF CHANGES IN CASH

For the years ended December 31, (In thousands)


                                                                                      1996                 1995              1994

CASH PROVIDED BY (USED FOR) OPERATIONS
  Net income before preferred dividend                                              $  4,136               $13,891           $6,485
  Adjustments to reconcile net income before preferred
    dividend to net cash provided by operations -
    Depreciation and amortization                                                     13,149                11,901           10,555
    Extraordinary loss from early
     extinguishment of debt                                                              286                   910
    Cumulative effect of change in
     accounting for internal lease costs                                                                     4,325
    Capital gains                                                                                          (29,870)
    Unrealized loss on carrying value of assets
     identified for disposition                                                                             14,000
    Increase in deferred charges and other, net                                         (963)               (1,711)          (1,608)
    Increase in deferred interest on mortgage
     investments                                                                        (400)                 (441)            (357)
    Increase in deferred obligations                                                     155                   148              128
    Net changes in other assets and liabilities                                       (5,278)                 (164)           3,850
                                                                                    --------               -------           ------
         Net cash provided by operations                                              11,085                12,989           19,053
                                                                                    --------               -------           ------
CASH PROVIDED BY (USED FOR) INVESTING
    Principal received from mortgage investments                                         176                   160              146
    Investments in properties                                                         (5,491)              (35,424)         (19,050)
    Investment in joint venture                                                      (30,248)
    Investments in capital and tenant improvements                                   (20,264)              (24,881)          (7,603)
    Proceeds from sales of properties                                                  8,825                31,800
                                                                                    --------               -------           ------
         Net cash used for investing                                                 (47,002)              (28,345)         (26,507)
                                                                                    --------               -------           ------
CASH PROVIDED BY (USED FOR) FINANCING
    (Decrease) increase in bank loans                                                (43,800)               27,100          (17,500)
    Issuance of preferred shares of beneficial interest, net of costs                 54,109
    Increase in mortgage loans                                                        48,500                49,500            4,600
    Repayment of mortgage loans - Normal payments                                     (3,286)               (3,651)          (3,934)
                                - Balloon payments                                                         (48,967)          (2,225)
    Repayment of medium term notes                                                    (5,000)
    Proceeds from sale of interest rate cap                                            1,025
    Purchase of First Union shares                                                    (7,125)                                   (57)
    Sale of First Union shares                                                           252                    75
    Debt issue costs paid                                                             (1,414)                 (656)            (226)
    Dividends paid to shares of beneficial interest                                   (7,789)               (7,341)          (8,707)
    Other                                                                                 (6)                 (277)             (45)
                                                                                    --------               -------           ------
         Net cash provided by (used for) financing                                    35,466                15,783          (28,094)
                                                                                    --------               -------           ------
    (Decrease) increase in cash and cash equivalents                                    (451)                  427          (35,548)
    Cash and cash equivalents at beginning of year                                     3,402                 2,975           38,523
                                                                                    --------               -------           ------
    Cash and cash equivalents at end of year                                        $  2,951              $  3,402        $   2,975
                                                                                    ========              ========        =========


        The accompanying notes are an integral part of these statements.

COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except footnotes)


                                                        Preferred           Shares of    Additional     Undistributed  Undistributed
                                                        Shares of          Beneficial       Paid-In       Income From        Capital
                                                  Beneficial Interest       Interest      Capital(1)     Operations(2)        Gains
                                                  -------------------       --------      ----------     -------------        -----

BALANCE DECEMBER 31, 1993                                                    $18,109        $59,446          $20,732         $5,479
Net income                                                                                                     6,485
Dividends paid or accrued ($.40/share)                                                                        (7,273)
Restricted shares issued                                                         162           873
Deferred compensation
  related to restricted shares,
  net of amortization                                                                         (971)
Shares purchased                                                                  (8)          (49)
Other                                                                                          (45)
                                                                             -------       ---------         -------        -------
BALANCE DECEMBER 31, 1994                                                     18,263        59,254            19,944          5,479
                                                                             -------       ---------         -------        -------
Net income                                                                                                    (1,979)        15,870
Dividends paid or accrued ($.41/share)                                                                        (1,142)        (6,400)
Shares purchased                                                                (950)       (6,175)
Shares sold under long-term
  incentive ownership plan                                                        10            65
Restricted shares issued                                                         162         1,097
Deferred compensation
  related to restricted shares,
  net of amortization                                                                       (1,012)
Other                                                                                         (131)
                                                                             -------       ---------         -------        -------
BALANCE DECEMBER 31, 1995                                                     17,485        53,098            16,823         14,949
                                                                             -------       ---------         -------        -------
Net income before preferred dividend                                                                           4,136
Dividends paid or accrued
  on shares of beneficial interest ($.44/share)                                                               (7,684)
Dividends accrued on preferred shares ($.3674/share)                                                            (845)
Sale of 2,300,000 preferred shares of
  beneficial interest, $25 per share, net               $54,109
Shares sold under long-term incentive
  ownership plan and share option agremeents                                      31           221
Restricted shares issued                                                         142         1,603
Deferred compensation related to
  restricted shares, net of amortization                                                    (1,246)
Restricted shares forfeited                                                      (36)         (226)
Other                                                                                           (7)
                                                        -------              -------       ---------         -------        -------
BALANCE DECEMBER 31, 1996                               $54,109              $17,622       $53,443(3)        $12,430        $14,949
                                                        =======              =======       =========         =======        =======

(1) Includes cumulative balance of unamortized compensation related to restricted shares of $971,000, $1,983,000 and $3,475,000 at December 31,
     1994, 1995 and 1996, respectively.

(2) Includes the balance of cumulative undistributed net loss of First Union Management, Inc. of $71,000, $1,071,000, $5,825,000 and $6,621,000 as of
     December 31, 1993, 1994, 1995 and 1996, respectively.

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

                  At December 31, 1996 and 1995, buildings and improvements included equipment and appliances of $6.4 million and $5.3 million, respectively.

                  Tenant leases generally provide for billings of certain operating costs and retail tenant leases generally provide for percentage rentals, in addition to fixed minimum rentals. The Company accrues the recovery of operating costs based on actual costs incurred and accrues percentage rentals based on current estimates of each retail tenant's sales. For the years ended December 31, 1996, 1995 and 1994, such additional income approximated $15.7 million, $16.1 million and $16.9 million, respectively.

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

                  The Trust accounts for its investment in a joint venture which it does not control using the equity method of accounting. This investment, which represents a 26% non-controlling ownership interest, was recorded initially at the Trust's cost and subsequently adjusted for the Trust's net equity in income and cash distributions.

                  Net income per share of beneficial interest has been computed based on weighted average shares and share equivalents outstanding for the applicable period. The preferred shares of beneficial interest are anti-dilutive and are not included in the weighted average shares outstanding for 1996.

                  Certain reclassifications have been made to prior year balances so that they are comparable to 1996.

2.       COMBINED STATEMENTS OF CHANGES IN CASH

                  The Trust considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. The Trust paid interest expense of $24.1 million, $22.3 million and $21.1 million in 1996, 1995 and 1994, respectively. During 1996 and 1995, $121,000 and $169,000, respectively, of interest related to construction projects was capitalized.

3.       UNREALIZED LOSS ON CARRYING VALUE OF ASSETS IDENTIFIED FOR DISPOSITION

                  Management reviews the net realizable value of the Trust's portfolio periodically to determine whether an allowance for possible losses is necessary. The carrying value of the Trust's investments in real estate are evaluated on an individual property basis in accordance with SFAS 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of). In December 1995, the Trust recorded a $14 million noncash unrealized loss on the carrying value of certain assets which were identified for disposition. The noncash adjustment represents the difference between the estimated fair value and net book value of the assets. Assets identified for disposition as of December 31, 1996, had a net book value of $28.3 million, net of the $7 million remaining balance of the asset reserve as of December 31, 1996.

                  In February 1996, the Trust sold two office buildings and an attached parking garage in Cleveland, OH for $1.8 million in cash and a $7 million, 8% note secured by the properties. The note was repaid in June 1996. This sale resulted in a capital loss of $5.6 million which was provided for as part of a $14 million noncash unrealized loss on the carrying value of certain assets that was recorded in December 1995.

                  In January 1997, the Trust sold a shopping center for $9 million in cash. The sale resulted in a capital loss of $5 million which was provided for as part of a $14 million noncash unrealized loss on the carrying value of certain assets that was recorded in December 1995.

4.       CAPITAL GAINS

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

5.       CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING METHOD

         Prior to 1995, the Company accounted for internal leasing costs by deferring and amortizing such costs as part of depreciation and amortization expense over the life of consummated leases. In the fourth quarter of 1995, the Company changed this method of accounting to recognize internal leasing costs in the period in which they are incurred. Accordingly, the Company wrote off the balance of its deferred internal leasing costs of $4.3 million effective January 1, 1995 and expensed those leasing costs that were deferred throughout 1995. The effect of this change in accounting method decreased income by $0.6 million in 1995 as a result of reducing depreciation and amortization expense $1.4 million and increasing general and administrative expense $2 million. A reclassification has been made between depreciation and amortization and general and administrative expense for 1994 so that the prior year amounts are on a comparable basis to 1995.

6.       EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT

         In 1996, the Trust renegotiated its bank credit agreements. As a result, $286,000 of deferred costs relating to its prior bank credit agreements was written off.

                  In November 1995, the Trust repaid prior to their maturity dates three mortgage loans totaling approximately $36 million, resulting in prepayment premiums and the write-off of unamortized mortgage costs of $910,000.

7.       INVESTMENTS IN MORTGAGE LOANS

                  As of December 31, 1996, the Trust had the following investments in mortgage loans (dollar amounts in thousands):


                                                               CURRENT
                                                              EFFECTIVE
                                                             RATE ON NET        LOAN              PRIOR             NET
                                                             INVESTMENT        AMOUNT             LIENS         INVESTMENT
                                                             ----------        ------             -----         ----------

         Mortgage loan secured by a mall in
         Fairmount, WV, maturing in 1998 and
         partnership units of Crown
         American Properties, L.P.                                9%            $6,125             ---             $6,125

         First mortgage loan secured by an
         office building in Cleveland, OH,
         maturing in 2011.                                       10%            19,103             ---             19,103

         Wraparound mortgage loan secured
         by an apartment complex in Atlanta,
         GA, maturing in 1999.                                   13%            17,038           3,444             13,594
                                                                               -------          ------            -------
                                                                               $42,266          $3,444            $38,822
                                                                               =======          ======            =======

                  The fair value of the mortgage investments at December 31, 1996 approximates book value based on current interest rates and market conditions.

8.       BANK LOANS

         As of December 31, 1996, there was $25.8 million outstanding under a fully secured $90 million credit agreement at an interest rate of 7.73%. This credit agreement matures on September 30, 1998. Interest under this agreement is calculated, at the option of the Trust, based on a Eurodollar rate plus 200 basis points or the prime interest rate. As the bank loans are at market interest rates, the fair value is the carrying amount of the loans.

                  Commitment fees not greater than 3/8% per annum are payable on the unused portion of the revolving credit agreement. The agreement contains certain requirements including maintaining minimum funds from operations (income from operations plus depreciation and amortization), net worth, leverage and interest coverage. The Trust was in compliance with all the above requirements as of December 31, 1996.

                  The Trust currently has a rate guarantee contract in the notional amount of approximately $45 million which is tied to LIBOR and has a maximum rate of 9%. This rate contract is used by the Trust to reduce the impact of changes in interest rates on its floating rate bank loans. The contract expires in October 1998 and the cost is being amortized over the life of the contract.

9.       MORTGAGE LOANS PAYABLE

         As of December 31, 1996, the Trust had outstanding $129.1 million of mortgage loans due in installments extending to the year 2014. Interest rates on fixed rate mortgages range from 6.869% to 9.375%. Principal payments due during the five years following December 31, 1996 are $3.9 million, $6.0 million, $3.8 million, $4.4 million and $3.5 million, respectively. The fair value of the mortgage loans payable at December 31, 1996 is approximates book value based on current market interest rates and market conditions.

10.      SENIOR NOTES

         As of December 31, 1996, the Trust had $100 million in senior notes outstanding. The interest rate is 8.875% and the notes mature in October 2003. The senior notes are noncallable, limit future borrowings by the Trust and require maintenance of a minimum net worth. The Trust was in compliance with all requirements as of December 31, 1996. The fair value of the senior notes at December 31, 1996 is the carrying value based on current market quotations. In July 1996, the $5 million, 8.6% medium term notes were repaid.

11.      PREFERRED SHARES OF BENEFICIAL INTEREST

         In October 1996, the Trust issued $57.5 million of Series A cumulative convertible redeemable preferred shares of beneficial interest ("Series A Preferred Shares"). The 2,300,000 Series A Preferred Shares were issued at a par value of $25 per share and are each convertible into
         3.31 shares of beneficial interest (Shares). The distributions on the Series A Preferred Shares are cumulative and equal to the greater of $2.10 per share (equivalent to 8.4% of the liquidation preference per annum) or the cash distributions on the Shares into which the Series A Preferred Shares are convertible (determined on each of the quarterly distribution payment dates for the Series A Preferred Shares). The Series A Preferred Shares are not redeemable prior to October 29, 2001, and at no time will they be redeemable for cash.

12.      INVESTMENT IN JOINT VENTURE

         The following presents summarized financial information for the Trust's investment in a joint venture which owns eight regional shopping malls and a 50% interest in another mall at December 31, 1996. The Trust entered into this joint venture on September 30, 1996.


                                                                1996
                                                                ----
                                                           (In thousands)
             ASSETS
             Investments in real estate at cost
                less accumulated depreciation                $303,047
             Cash and cash equivalents                         10,523
             Other assets                                      13,474
                                                             --------
              Total assets                                    327,044
                                                             ========


             LIABILITIES AND PARTNERS' EQUITY
             Mortgage notes payable                           204,419
             Other liabilities                                 10,359
                                                             --------
               Total liabilities                              214,778

             Preferred stock                                   73,500

             PARTNERS' EQUITY                                  38,766
                                                             --------
             Total liabilities and equity                    $327,044
                                                             ========



             GROSS REVENUES FROM REAL ESTATE                  $15,072

             EXPENSES
                 Property operating expenses                    5,441
                 Mortgage and other interest expense            5,672
                 Depreciation and amortization                  1,398
                 Preferred dividends                            2,731
                                                             --------
             NET LOSS                                           $(170)
                                                             ========



                  Management fees of $.6 million were paid to the Trust's affiliated management company for property management services. Additionally, lease commissions may be earned by the Trust's affiliated management company for new or renewal leases.

                  Depreciation for financial reporting purposes is computed using the straight line method. Buildings, tenant improvements and equipment are depreciated over useful lives of 10 to 50 years using the straight-line method of depreciation.

         Mortgage notes payable which are secured by the related properties are due in installments extending to the year 2017 with interest rates ranging from 8.43% to 12.25%. A $40 million mortgage at 12.25% requires participation in the cash flow of the secured property over predefined levels. Principal payments due during the five years following December 31, 1996 are $2.0 million, $2.1 million, $2.3 million, $2.6 million and $21.3 million.

         The members of the joint venture are the Trust and two other entities. The Trust's $30 million investment in the joint venture is comprised of $3.5 million in common and $26.5 million in preferred equity. The aggregate equity investment of the other parties is $83.5 million which is comprised of $10 million in common and $73.5 million in preferred equity as described below.

         The preferred equity is divided into three series, of which the Trust is the most junior in distribution and liquidation priority. The Trust's preferred equity is entitled to distributions at a fixed rate of 10% for the first five years and 4% thereafter. The two senior series of preferred equity consist of a $35 million series (the "Senior Preferred") and a $38.5 million series (the "Series B Preferred"). The Senior Preferred is entitled to distributions at a floating rate equal to LIBOR plus 500 basis points (which increases by 50 basis points after each three month period). The joint venture has the right to redeem the Senior Preferred at any time. The Trust and the holder of the Series B Preferred are seeking an investment by a third party to replace the Senior Preferred and common equity as soon as practicable. The Series B Preferred is entitled to distributions at a floating rate equal to LIBOR plus 600 basis points. The joint venture has purchased an interest rate cap that limits its exposure to LIBOR increasing above 7%. Generally, additional income and cash, if any, after preferred distributions will be allocated and distributed proportionately to the joint venture members according to their common equity ownership.

         The Trust has call options on all of the preferred equity held by the other joint venture members, commencing immediately with respect to the Senior Preferred and commencing after six months with respect to the Series B Preferred. The call price of the Senior Preferred is equal to 100% of its face amount plus accumulated distributions thereon, with interest but without any additional premium. The call price of the Series B Preferred is equal to 100% of its face amount plus the amount necessary to provide the holder thereof with a 15.75% annualized internal rate of return, after taking into account distributions previously made on the Series B Preferred.

         The holders of the Senior Preferred and the Series B Preferred have put options back to the joint venture with respect to their preferred equity commencing after two years in the aggregate amount of $10 million; put options on the remainder of the preferred equity are exercisable in the third and fourth years. The Trust has the right to contribute capital to the joint venture in order to enable the joint venture to satisfy those puts. Any such capital contributed by the Trust will constitute additional amounts of the Trust's series of preferred equity. The put prices are identical to the call prices, as described above.

         If the Trust is unable or unwilling to contribute capital to the joint venture so that the put options can be satisfied, the other entities have the right to offset the dollar amount of such put option by transferring an equivalent amount of capital from the Trust's capital account and increasing their own accounts by such amount. As long as the Trust has any capital balance remaining in the joint venture, it has the right to subsequently have its capital account restored by meeting the put and paying certain additional amounts. There can be no assurance that the Trust will have sufficient funds available to make the capital contributions which may be required to satisfy the put options of the other joint venture members or that the Trust will choose to make such capital contributions at that time. The failure to make such capital contributions would have a material adverse effect on the financial condition of the Trust.

         Once all the Senior Preferred and the Series B Preferred have been acquired, the Trust will have call options on all of the common equity of the other joint venture members as well. The call price of the common equity is equal to 100% of the face amount plus the amount necessary to provide the holder thereof with a 20% annualized internal rate of return, after taking into account distributions previously made on the common equity. In addition, for so long as the Senior Preferred holder's common equity is outstanding, the Senior Preferred holder is entitled to receive $75,000 per month. There are no put options on the common equity.

13.      SHARE OPTIONS

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

                  The activity of the plan is summarized for the years ended December 31 in the following table:


                                             1996             1995              1994
                                             ----             ----              ----

                     Granted               409,500              -              75,000
                     Exercised               9,455              -                 -
                     Canceled              118,090           28,910           121,317
                     Expired                23,427              -                 -
                     Available                -             314,837           285,927


                  As of December 31, 1996, options on 644,625 shares were outstanding at prices ranging from $7.375 to $17.55 per share.

                  Separately, the Trust and Company have an agreement whereby, as of December 31, 1996, the Company may purchase up to 63,540 shares from the Trust at prices ranging from $8.25 to $17.55 per share to satisfy the Company's obligations to deliver shares to certain of its key employees pursuant to options previously granted. The option agreements with the Company's employees provide that option prices be at the fair market value of the Trust shares at the date of grant and that option rights granted expire ten years after the date granted.

         1994 LONG-TERM INCENTIVE OWNERSHIP PLAN

         This plan, adopted in 1994, reserved 1,629,785 shares for the granting of incentive and nonstatutory share options and restricted shares. The share options expire eight years after being granted. The price of the options is the fair market value of the shares at the date of grant. The restricted shares receive dividends and have voting rights but may not be sold or transferred until the restriction period lapses after eight years from the date of grant, or earlier if the Trust's share price equals or exceeds $21 for 20 consecutive days or upon a change in control as defined in the plan. Additional restricted shares will be granted when defined levels of funds from operations and net capital gains are achieved during any four consecutive calendar quarters. Deferred compensation of $1.7 million in 1996, $1.3 million in 1995 and $1 million in 1994 was recorded in connection with the issuance of the restricted shares and is being amortized over an eight-year period on a straight-line basis. Amortization of $498,000, $248,000 and $65,000, respectively, was recognized in 1996, 1995 and 1994.

                  The activity of this plan is summarized for the years ended December 31 in the following table:


                                                          1996              1995              1994
                                                          ----              ----              ----

              Share options granted                      79,000           242,450           229,850
              Share options canceled                     18,400            11,300            16,000
              Restricted shares granted                  142,500          162,500           162,500
              Restricted shares canceled                 37,007               -                 -
              Shares purchased by employees              11,094             9,812               -
              Exercised                                  10,700                20               -
              Available share options
                  and restricted shares                  652,786          849,973         1,253,435

                  As of December 31, 1996, options on 494,880 shares at prices ranging from $6.375 to $7.75 and 427,500 restricted shares were outstanding.

                  The Trust accounts for stock option awards in accordance with APB 25 and has adopted the disclosure-only provisions of SFAS 123 (Accounting for Stock-Based Compensation). Consequently, no compensation cost has been recognized for the share option plans. If compensation expense for the Trust's two share option plans had been recorded based on the fair value at the grant date for awards in 1996 consistent with SFAS No. 123, the Trust's net income applicable to shares of beneficial interest would have been reduced by $430,000 or $.02 per share. The fair value of each option was calculated using the Black-Scholes option-pricing model with the following assumptions:
         Dividend yield of 3.5%, expected volatility of 30%, risk-free interest rate of 6.35% and expected option life of 10 years.

14.      SHAREHOLDER RIGHTS PLAN

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

15.      FEDERAL INCOME TAXES

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

                  The Trust and Company treat certain items of income and expense differently in determining net income reported for financial reporting and tax purposes. Such items resulted in a net decrease in income for tax reporting purposes of approximately $1.1 million for 1996 and $5 million for 1995, and a net increase of approximately $.5 million for 1994.

                  As of December 31, 1996, net investments in real estate for financial reporting purposes were approximately $69 million greater than for tax purposes.

                  The 1996 quarterly allocation of cash dividends per share of beneficial interest for individual shareholders' income tax purposes was as follows:


                                                 LONG-TERM
                                                  CAPITAL          ORDINARY           TOTAL
              DATE PAID                            GAINS            INCOME            PAID
              ---------                            -----            ------            ----

              February 1, 1996                    $.018             $.092              $.11
              April 30, 1996                        ---              .110               .11
              July 31, 1996                         ---              .110               .11
              October 31, 1996                      ---              .110               .11
                                                  -----             -----              ----
                                                  $.018             $.422              $.44
                                                  -----             -----              ----

                  For the year ended December 31, 1995, the cash dividends paid of $0.40 consisted of $.074 per share of ordinary income and $.326 per share of capital gains, and for the year ended December 31, 1994, $0.48 per share was ordinary income.

16.      LEGAL CONTINGENCY

         The Trust has pursued legal action against the State of California associated with the 1986 flood of Peach Tree Center. In September 1991, the court ruled in favor of the Trust on the liability portion of this inverse condemnation suit, which the State of California appealed. The Trust is proceeding with its damage claim. No recognition of potential income has been made in the accompanying financial statements.

17.      LITIGATION AND PROXY EXPENSE

         During 1995, the Trust was involved in a lawsuit and proxy contest with a minority shareholder. The initial lawsuit filed by the Trust alleged several violations of Securities and Exchange Commission rules and regulations by the minority shareholder and other associated parties. Extensive discovery was undertaken and numerous motions and pleadings were filed by the various parties throughout most of 1995. Certain professional fees related to the litigation and proxy contest of $1.6 million were incurred and have been included in general and administrative expenses in the accompanying Combined Financial Statements. All litigation was resolved on December 13, 1995 by a settlement and standstill agreement. The Trust purchased 950,000 shares of beneficial interest at the average 1995 trading price through December 8, 1995 of $7.50 per share in January 1996. This transaction was recorded in the 1995 Combined Financial Statements. Additionally, as part of this agreement, the minority shareholder will not acquire additional shares of the Trust.

18. PROFORMA EARNINGS PER SHARE FOR THE JANUARY 1997 SALE OF 3,910,000 SHARES OF BENEFICIAL INTEREST

         In January 1997, the Trust sold 3,910,000 shares of beneficial interest. The net proceeds of $46.1 million are to be used to repay $20.5 million in short-term bank loans and $13.8 million of mortgage debt. Had the shares been sold in the beginning of 1996 and the proceeds been used to repay the indebtedness indicated, 1996 net income per share would have been $.29 on a proforma basis.

19.      QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following is an unaudited condensed summary of the combined results of operations by quarter for the years ended December 31, 1996 and 1995. In the opinion of the Trust and Company, all adjustments (consisting of normal recurring accruals) necessary to present fairly such interim combined results in conformity with generally accepted accounting principles have been included.


                                                                      QUARTERS ENDED
                                                                      --------------
                                                        MARCH 31      JUNE 30  SEPTEMBER 30  DECEMBER 31
                                                        --------      -------  ------------  -----------
(IN THOUSANDS, EXCEPT PER SHARE DATA)

1996

Revenues                                                  $19,897       $19,363   $19,735   $22,872
Income (loss) before preferred dividend and
  extraordinary loss                                         (877)          973     1,044     3,282
Extraordinary loss from early extinguishment
  of debt                                                                                      (286)
                                                            -----          ----    ------    ------
Net income (loss) before preferred dividend                 $(877)         $973    $1,044    $2,996
                                                            -----          ----    ------    ------

Net income (loss) applicable to shares of
  beneficial interest                                       $(877)(1)      $973    $1,044    $2,151(2)
                                                            =====          ====    ======    ======

Per share
Income (loss) applicable to shares of
  beneficial interest before extraordinary loss             $(.05)         $.06      $.06      $.14
Extraordinary loss from early extinguishment
  of debt                                                                                      (.02)
                                                            -----          ----    ------    ------
Net income (loss) applicable to shares of                   $(.05)         $. 06     $.06      $.12
                                                            =====          =====   ======    ======
  beneficial interest

(1) Included a noncash charge for the write-off of a tenant allowance and the termination of an employment contract.

(2) Included a lease termination fee of $1.1 million.


                                                                       QUARTERS ENDED
                                                                       --------------
                                                         MARCH 31    JUNE 30 SEPTEMBER 30  DECEMBER 31
                                                         --------    ------- ------------- -----------
(IN THOUSANDS, EXCEPT PER SHARE DATA)

1995

Revenues                                                  $19,347    $19,576   $19,871   $ 20,411
                                                          -------    -------   -------   --------
Income before capital gain or loss, extraordinary loss
  and cumulative effect of accounting change                  567      1,312       325      1,052
Unrealized loss on carrying value of assets identified
  for disposition                                                                         (14,000)
Capital gains                                              29,870
                                                          -------    -------   -------    -------
Income (loss) before extraordinary loss and cumulative
  effect of accounting change                              30,437      1,312       325    (12,948)
Extraordinary loss from early extinguishment of debt                                         (910)
Cumulative effect of change in accounting method           (4,325)
                                                          -------    -------   -------    -------
Net income (loss)                                         $26,112     $1,312   $   325   $(13,858)
                                                          =======     ======   =======   ========

Per share
Income before capital gain or loss, extraordinary loss
  and cumulative effect of accounting change                 $.03       $.07      $.02   $    .06
                                                          -------    -------   -------   --------
Income (loss) before extraordinary loss and cumulative
  effect of accounting change                                1.67        .07       .02       (.72)
Extraordinary loss from early extinguishment of debt                                         (.05)
Cumulative effect of change in accounting method            (.24)
                                                          -------    -------   -------   --------
Net income (loss)                                           $1.43       $.07   $   .02   $   (.77)
                                                          =======     ======   =======   ========

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SECURITYHOLDERS AND TRUSTEES OF FIRST UNION REAL ESTATE EQUITY AND
 MORTGAGE INVESTMENTS:

         We have audited the accompanying combined balance sheets of First Union Real Estate Equity and Mortgage Investments (an unincorporated Ohio business trust, also known as First Union Real Estate Investments) and First Union Management, Inc. (a Delaware corporation) as of December 31, 1996 and 1995, and the related combined statements of income, shareholders' equity and changes in cash for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of First Union Real Estate Equity and Mortgage Investments and First Union Management, Inc. as of December 31, 1996 and 1995, and the results of their operations and their changes in cash for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Cleveland, Ohio,
February 5, 1997.                                            ARTHUR ANDERSEN LLP

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition
-------------------

         In February 1996, the Trust sold two office buildings and an attached parking garage in Cleveland, OH for $1.8 million in cash and a $7 million, 8% note secured by the properties. This sale resulted in a capital loss of $5.6 million which was previously provided for by the Trust as part of a $14 million noncash unrealized loss on the carrying value of certain assets identified for disposition, which was recorded in December 1995.

         During 1996, the Trust obtained four mortgage loans totaling $48.5 million at a weighted average interest rate of 7.5%, most of which have a term of 10 years. The mortgage loans are individually secured by three apartment complexes and a shopping center. The proceeds repaid loans outstanding under the bank credit agreements.

         In June 1996, the Trust received repayment of the $7 million mortgage investment, which was part of the consideration received in the Trust's sale of the two office buildings and an attached parking garage discussed above. The proceeds of this mortgage investment were used to repay short-term bank loans and the $5 million, 8.6% medium term note which was due in July 1996.

         The Trust in September of 1996 combined and expanded its revolving credit agreements. The new $90 million credit agreement is secured by the same collateral that secured the former $80 million facilities. The new agreement is at a variable interest rate and requires defined levels of funds from operations, net worth, leverage and interest coverage. The term of the $90 million credit agreement is two years and can be extended thereafter each year upon request of the Trust and consent of the bank group.

         Also in late September 1996, the Trust invested $30 million from its bank credit facility, in a joint venture. The joint venture acquired eight regional shopping malls and a 50% interest in another mall totaling 5,800,000 square feet of gross leasable area. These shopping malls are the dominant retail facilities located primarily in regional markets in Louisiana, Arkansas, Texas, Oklahoma and New Mexico. The purchase price paid by the joint venture was $311.7 million which included the assumption of $50 million in existing mortgage debt. The Trust's property management affiliate will manage the properties for the joint venture. The Trust has recorded this joint venture investment using the equity method of accounting, as the Trust owns 26% of the common equity of the joint venture.

         In late October 1996, the Trust issued 2,300,000 shares of 8.4% Series A cumulative convertible redeemable preferred shares of beneficial interest at $25 per share. The net proceeds of $54.1 million were used to repay borrowings under the Trust's bank line of credit.

         The Trust in December of 1996 purchased an apartment complex for $5.5 million in Cincinnati, Ohio. The purchase was funded from the bank line of credit.

Liquidity and Capital Resources
-------------------------------

         Net cash provided by operations for 1996 of $11.1 million was approximately $1.9 million less than the prior year primarily due to the increase in accounts receivable when comparing 1996 to 1995. Dividends paid in 1996 of $7.8 million represented 70% of net cash from operating activities.

         Net cash used for investing of $47.0 million for 1996 included $8.8 million in proceeds received from the sale of two office buildings and an attached parking garage. The Trust in September 1996 invested $30 million in a joint venture which has ownership interests in nine regional shopping malls. Additionally, the Trust in 1996 invested approximately $20.3 million in its existing portfolio. These improvements included the completion of the renovation of two shopping malls in St. Cloud, MN and Reading, PA, the addition of an anchor tenant building in Reading, PA and the conversion of 86,000 square feet to office space of a former retail facility in Denver, CO. In December 1996, as noted previously, the Trust purchased an apartment complex in Cincinnati, OH for $5.5 million.

         Net cash provided by financing of $35.5 million during 1996 included four mortgage loans secured by three apartment complexes and a shopping center. Additionally, the Trust sold 2,300,000 preferred shares of beneficial interest for $54.1 million of net proceeds. The mortgage proceeds and the net proceeds from the sale of preferred shares were used to repay amounts outstanding under the bank credit agreement.

         In 1997, the Trust has $3.9 million in mortgage principal payments due and $20 million in planned tenant and building improvements. These requirements will be funded through available bank lines of credit and approximately $46 million of net proceeds from the sale of 3,910,000 shares of beneficial interest in January 1997.

Results of Operations
---------------------

         Net income applicable to shares of beneficial interest was $3.3 million for 1996, as compared to $13.9 million for 1995.

         Net income applicable to shares of beneficial interest in 1996 included an accrued preferred dividend of $845,000, two non-recurring, noncash charges totaling $1.3 million for the write-off of a tenant allowance and the termination of an employment contract, a lease termination fee of $1.1 million and an extraordinary loss of $286,000 from the write-off of deferred costs related to former bank credit agreements which were negotiated into a new agreement.

         Net income for 1995 included a capital gain of $29.9 million, a $14 million noncash unrealized loss on the carrying value of certain assets which were identified for disposition, a $4.3 million noncash charge for the cumulative effect of a change in accounting method, an extraordinary loss of $910,000 from the early repayment of debt and $1.6 million of litigation and proxy expenses.

         The $29.9 million capital gain in 1995 resulted from the sale of the Trust's 50% interests in two malls in Wilkes-Barre, PA and Fairmount, WV for $29.5 million in cash, a $6 million mortgage at an interest rate of 9% secured by one of the malls and also secured by partnership units of Crown American Properties L.P., and the assumption by the purchaser of $4.7 million of mortgage debt. The proceeds from this sale were invested in short-term securities until properties were acquired in 1995 in a tax-free exchange.

         In 1995, the Trust recorded a noncash charge of $4.3 million for the cumulative effect of the change in accounting method for internal leasing costs. Previously, the Trust deferred internal leasing costs and amortized these costs over the lives of the consummated leases. Capitalizing these leasing costs is generally done in the real estate industry; however, the Trust adopted a more conservative practice by expensing these costs in the period incurred. This change in the method of accounting was made retroactive to January 1995 and consequently, 1995 amounts were restated to reflect this change.

         The extraordinary loss of $910,000 in 1995 primarily represented the write-off of unamortized mortgage costs and prepayment premiums from the repayment of mortgage loans prior to their maturity dates in conjunction with the $49.5 million refinancing of Crossroads Center in St. Cloud, MN.

         Litigation and proxy expenses of $1.6 million were incurred during 1995. These professional fees resulted from litigation and a proxy contest with a minority shareholder. The litigation was resolved in December 1995 by a settlement and standstill agreement.

         Income from property operations for 1996, which is rents less property operating expenses and real estate taxes, was $1.8 million greater than 1995. However, on a comparable property basis, the retail properties in the portfolio for all of 1996 and 1995 increased income from property operations by $2.2 million primarily due to increased occupancy of small shop space, the addition of two anchor tenants and the recognition of a termination fee from an anchor tenant for $1.1 million in December 1996. The office portfolio on a comparable property basis for 1996 and 1995 increased income from property operations by $.3 million primarily due to increased occupancy at the Oklahoma City, OK office property. The comparable parking portfolio produced an additional $.3 million in income from property operations due primarily to an increase in the guaranteed minimum rent paid by the operator of the parking facilities. The 1996 full year impact of the apartment complex purchased in June 1995 and the shopping center purchased in April 1995 is offset by the sale in 1996 of two office buildings and an attached parking garage and the sales in 1995 of an office building and two shopping malls.

         Income from property operations increased by $1.8 million when comparing 1995 to 1994. The retail properties in the portfolio for all 12 months of 1995 and 1994 increased income from property operations by $.4 million when comparing 1995 to 1994 primarily due to increased occupancy. The comparable apartment portfolio income from operations increased $.6 million primarily due to increased rental rates. The office property portfolio increased income from operations by approximately $.4 million from real estate tax refunds in 1995. The parking portfolio produced an additional $.4 million in income from operations due to an increase in the guaranteed rent paid by the operator of the parking facilities and reduced real estate tax expense when comparing 1995 to 1994. The apartment complexes acquired in June 1995 and August 1994 and the shopping center acquired in April 1995 increased income from property operations when comparing 1995 to 1994. However, this increase was offset by the sale of the two malls in January 1995.

         As noted previously, the Trust invested $30 million in a joint venture in September 1996. During the fourth quarter of 1996, the joint venture produced $528,000 in investment income and $617,000 in management fees for the Trust's affiliated management company.

         Short-term investment income declined when comparing 1996 to 1995 because during the first half of 1995, the Trust had an average of $13 million in short-term investments from the proceeds of the January 1995 sale of its 50% interest in two malls. These funds were used to purchase a shopping center and an apartment complex in April and June of 1995, respectively. Also, short-term investment income declined when comparing 1995 to 1994 because short-term investments averaged $6.4 million in 1995 as compared to $30 million in 1994. In 1994, the Trust had short-term investments until it purchased an apartment complex for $19 million in August and repaid $17 million on a bank line of credit.

         Mortgage investment income increased when comparing 1995 to 1994 due to the $6 million mortgage note receivable which was part of the consideration received in January 1995 from the sale of the two malls.

         Mortgage interest expense increased when comparing 1996 to 1995 due to the four new mortgage loans totaling $48.5 million obtained during 1996. However, the Trust's refinancing in the fourth quarter of 1995 of four other mortgage loans at an average interest rate of 9.25% for one mortgage loan at 7.49% partially offset the full effect of the increase in mortgage interest expense from the addition of the four mortgage loans in 1996.

         Depreciation and amortization expense for 1996 increased over 1995 by approximately $1.2 million. This increase was caused by a non-recurring, noncash $680,000 write-off of a tenant allowance due to the Trust replacing an anchor tenant at one of its malls. The remaining increase in depreciation expense was attributable to the Trust's capital improvement program during the last half of 1995 and continuing in 1996. The increase in depreciation and amortization expense when comparing 1995 to 1994 was primarily the result of the newly acquired shopping center and apartment complex in 1995 and additional tenant improvements.

         Interest on bank loans increased when comparing 1995 to 1994 due to an increase of approximately 260 basis points in short-term interest rates. The Trust's interest rates on its bank lines of credit fluctuate based on short-term market rates. The increase in interest rates was partially offset by a decrease in borrowings during 1995. During 1995, the Trust's weighted average interest rate was 7.8% on an average outstanding balance of $50.8 million; whereas, during 1996, the Trust had an average outstanding balance of $50.9 million at a weighted average interest rate of 7.6%.

         General and administrative expenses for 1996 included a non-recurring, noncash charge of $650,000 for the termination of an employment contract of a former executive. Also in 1996, additional expenses were incurred in the fourth quarter to manage the nine properties acquired in the joint venture. Litigation and proxy expenses of $1.6 million were included in general and administrative expenses in 1995, but were previously disclosed separately.

         General and administrative costs increased when comparing 1995 to 1994. Expenses increased in 1995 as a result of litigation and proxy costs, changing the method of accounting to directly expense internal leasing costs rather than continue to capitalize and amortize these costs over the term of tenant leases and an increase in leasing personnel.

         The Trust in late October 1996 issued 2,300,000 of convertible preferred shares of beneficial interest at 8.4%. Consequently, the preferred dividend of $845,000 is non-comparable to 1995.

Funds From Operations and Dividends Declared
--------------------------------------------

         Funds from operations (FFO) is calculated as income before capital gain or loss, extraordinary loss and cumulative effect of accounting change, both before and after preferred dividend, plus noncash charges for depreciation and amortization for both the Trust and a joint venture. A new definition of FFO, adopted by the National Association of Real Estate Investment Trusts, excludes depreciation and amortization of debt issue costs and other corporate assets. FFO presented by the Trust adds back the entire amount of depreciation and amortization including $1,080,000, $866,000 and $568,000 for debt issue costs and other corporate assets for the years ended December 31, 1996, 1995 and 1994, respectively.

         The table below shows the calculation of FFO, dividends declared to holders of shares of beneficial interest and the payout ratio.



                   (AMOUNTS IN THOUSANDS)                             1996            1995            1994
                   ----------------------                             ----            ----            ----

Net income before preferred dividend                               $  4,136          $13,891       $  6,485
Depreciation and amortization                                        13,149           11,901         10,555
Depreciation and amortization of joint venture                          364
Cumulative effect of accounting change                                                 4,325
Extraordinary loss from debt extinguishment                             286              910
Unrealized  loss on carrying  value of assets  identified for
     disposition                                                                      14,000
Capital gains                                                                        (29,870)
                                                                    -------          -------        -------
Funds from operations before preferred dividend                      17,935           15,157         17,040
Preferred dividend                                                     (845)
                                                                    -------          -------        -------
Funds from operations after preferred dividend                      $17,090          $15,157        $17,040

Dividends declared for shares of beneficial interest                $ 7,684          $ 7,542        $ 7,273

Payout ratio of dividends for shares of  beneficial  interest
     to FFO                                                              45%              50%            43%


  The payout ratio of dividends declared to funds from operations was 45%, 50% and 43% for 1996, 1995, and 1994 respectively. The payout ratio, compared to the equity REIT industry average of approximately 80%, reflects the Trust's policy of reinvesting in its present portfolio and increasing its portfolio through acquisitions so that dividend increases will be supported by future operating results.