Form 10-K405, Exhibit 13
period 1997-12-31
FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS
filed 1998-03-30
CIK 37008

                                                                      Exhibit 13


FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PER SHARE DATA AND FOOTNOTES)
                                                                                                      1997               1996

Revenues                                                                                            $235,544              $81,867
Income before capital gain or loss, extraordinary loss,
  cumulative effect of accounting change and after minority interest                                   7,875                4,422
Net income before preferred dividend(1)                                                                7,874                4,136
Net income applicable to shares of
  beneficial interest(1)                                                                               3,043                3,291
Dividends declared for shares of beneficial interest                                                  11,651                7,684

Per share
Income applicable to shares of beneficial interest before capital gain or loss, extraordinary loss, cumulative effect of accounting change and
  after minority interest                                                                               $.12                 $.21
Net income applicable to shares of beneficial interest(1)                                                .12                  .19
Dividends declared per share of beneficial interest                                                      .44                  .44

MARKET PRICE AND DIVIDEND RECORD

                                                                                                                         DIVIDENDS
1997 QUARTERS ENDED                                                                   HIGH                LOW             DECLARED

December 31                                                                         $16 5/16           $13 5/16            $  .11
September 30                                                                         14 1/8             12 5/8                .11
June 30                                                                              14 1/4             12 3/4                .11
March 31                                                                             14 1/2             11 5/8                .11
                                                                                                                           ------
                                                                                                                           $  .44
                                                                                                                           ======

1996 QUARTERS ENDED

December 31                                                                         $  12 1/2          $ 6 3/8             $  .11
September 30                                                                            7                6 3/8                .11
June 30                                                                                 7 3/8            6 3/8                .11
March 31                                                                                8 1/8            6 7/8                .11
                                                                                                                           ------
                                                                                                                           $  .44
                                                                                                                           ======


The Trust's shares are traded on the New York Stock Exchange (Ticker Symbol:
FUR). As of December 31, 1997, there were 3,996 recordholders of the Trust's shares of beneficial interest. The Trust estimates the total number of beneficial owners at approximately 12,000.

(1) In 1997, the Trust recognized a capital gain of $2.7 million from the sale of an apartment complex and a capital loss of $2.5 million from the sale of two office buildings. In 1997 and 1996, the Trust expensed $226,000 and $286,000, respectively, of unamortized costs relating to prior bank credit agreements.

SELECTED FINANCIAL DATA

FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PER SHARE DATA AND FOOTNOTES)

                                                             1993          1994            1995            1996            1997
                                                             ----          ----            ----            ----            ----

OPERATING RESULTS
Revenues(1)                                                $ 74,339      $ 76,339        $ 79,205         $81,867         $235,544
Income before capital gain or loss,
  extraordinary loss, cumulative effect
  of accounting change and minority interest(1), (2)         10,276         6,485           3,256           4,422            6,931
Unrealized loss on carrying value of
  assets identified for disposition                                                       (14,000)
Capital gains, net                                            4,948                        29,870                              225
Income before extraordinary loss,
  cumulative effect of accounting
  change and minority interest(1), (2)                       15,224         6,485          19,126           4,422            7,156
Extraordinary loss from early
  extinguishment of debt(3)                                  (1,240)                         (910)           (286)            (226)
Cumulative effect of change in
  accounting method(4)                                                                     (4,325)
Loss allocated to minority interest(1)                                                                                         944
Net income before preferred dividend                         13,984         6,485          13,891           4,136            7,874
Net income applicable to shares of
  beneficial interest                                        13,984         6,485          13,891           3,291            3,043
Dividends declared for shares of
  beneficial interest                                        13,031         7,273           7,542           7,684           11,651

------------------------------------------------------------------------------------------------------------------------------------

Per share of beneficial interest:
Income before capital gain or loss,
  extraordinary loss, cumulative effect of
  accounting change and after minority interest(1), (2)     $  .57         $  .36          $  .18          $  .21           $  .12
Income before extraordinary loss,
  cumulative effect of accounting
  change and after minority interest(1), (2)                   .84            .36            1.06             .21              .13
Extraordinary loss from early
  extinguishment of debt(3)                                   (.07)                          (.05)           (.02)            (.01)
Cumulative effect of change in
  accounting method(4)                                                                       (.24)
Net income applicable to shares of
  beneficial interest                                          .77            .36             .77             .19              .12
Dividends declared, per share of beneficial interest           .72            .40             .41             .44              .44
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END
Total assets                                              $393,621       $376,189        $400,999        $440,530         $820,021
Long-term obligations(5)                                   257,355        238,296         258,454         254,868          483,459
Total equity                                               103,766        102,940         102,355         152,553          265,105
OTHER DATA
Net cash provided by or (used for)
  Operations                                              $ 19,649       $ 19,053        $ 12,989        $ 11,085        $  15,740
  Investing                                                 (6,911)       (26,507)        (28,345)        (47,002)        (112,233)
  Financing                                                 24,793        (28,094)         15,783          35,466          110,406

See footnotes on the following page.
This selected financial data should be read in conjunction with the Combined Financial Statements and notes thereto.

(1) In September 1997 the Trust acquired the interests of its joint venture partners in eight shopping malls and 50% of another mall and the Company acquired voting control of Impark in April 1997.

(2) Included in income before capital gain or loss, extraordinary loss, cumulative effect of accounting change, and minority interest in 1995 was $1.6 million of litigation and proxy expenses related to a minority-shareholder lawsuit and proxy contest.

(3) In 1997 and 1996, the Trust renegotiated its bank credit agreements, resulting in a $226,000 and $286,000 charge, respectively, related to the write-off of unamortized costs. In November 1995, the Trust repaid approximately $36 million of mortgage debt resulting in a $910,000 charge for the write-off of unamortized costs and prepayment premiums. In November 1993, the Trust repaid prior to their maturity dates $45 million of senior notes and $37.6 million of convertible debentures resulting in a $1.2 million charge for the write-off of unamortized issue costs and payment of a redemption premium.

(4) In December 1995, the Trust changed its accounting method to directly expense internal leasing costs and recorded a $4.3 million noncash charge for the cumulative effect of the accounting change as of the beginning of 1995.

(5) Included in long-term obligations are senior notes, mortgage loans and bank loans along with any current portion.

COMBINED BALANCE SHEETS

AS OF DECEMBER 31, (IN THOUSANDS)

                                                                                 1997               1996
                                                                                 ----               ----

ASSETS
INVESTMENTS IN REAL ESTATE
  Land                                                                           $109,308          $  52,891
  Buildings and improvements                                                      648,571            406,672
                                                                                 --------           --------
                                                                                  757,879            459,563
  Less - Accumulated depreciation                                                (113,858)          (112,614)
                                                                                 --------           ---------
         Total investments in real estate                                         644,021            346,949


INVESTMENT IN JOINT VENTURE                                                         1,575             30,776


MORTGAGE LOANS AND NOTES RECEIVABLE,
  including current portion of $6,469                                              30,686             42,266

OTHER ASSETS
  Cash and cash equivalents - unrestricted                                          2,582              2,951
                            - restricted                                           14,282
  Accounts receivable and prepayments                                              20,070              8,440
  Investments                                                                      13,103
  Inventory                                                                         3,374
  Goodwill, net                                                                    66,560
  Management and lease agreements, net                                              4,113
  Deferred charges and other, net                                                   6,300              5,225
  Unamortized debt issue costs                                                      7,445              3,923
  Other                                                                             5,910
                                                                                 --------           --------
         Total assets                                                            $820,021           $440,530
                                                                                 ========           ========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Mortgage loans, including current portion of $3,877                            $313,537           $129,068
  Senior notes                                                                    100,000            100,000
  Bank loans                                                                       69,922             25,800
  Accounts payable and accrued liabilities                                         38,000             14,549
  Deferred obligations                                                             10,807             10,825
  Deferred capital gains and other deferred income                                 10,646              7,735
  Other                                                                            10,957
                                                                                  -------            -------
         Total liabilities                                                        553,869            287,977
                                                                                  -------            -------

MINORITY INTEREST                                                                   1,047

SHAREHOLDERS' EQUITY
Preferred shares of beneficial interest, $25 liquidation preference,               54,109             54,109
    2,300,000 shares authorized and outstanding
  Shares of beneficial interest, $1 par, unlimited
    authorization, outstanding                                                     28,179             17,622
  Additional paid-in capital                                                      170,501             56,672
  Undistributed income from operations                                              3,822             12,430
  Undistributed capital gains                                                      14,949             14,949
  Deferred compensation                                                            (5,643)            (3,229)
  Foreign currency translation adjustment                                            (812)
                                                                                 --------          ---------
         Total shareholders' equity                                               265,105            152,553
                                                                                  -------          ---------
                                                                                 $820,021           $440,530
                                                                                 ========           ========

        The accompanying notes are an integral part of these statements.

COMBINED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        1997              1996              1995
                                                                                        ----              ----              ----
REVENUES
  Rents                                                                               $225,388           $75,555          $74,176
  Interest - Mortgage loans                                                              2,907             4,732            4,447
           - Short-term investments                                                      1,525                80              409
           - Investments                                                                   494
  Equity in income from joint venture                                                      488               528
  Management fees                                                                        2,808               617
  Other income                                                                           1,934               355              173
                                                                                      --------           -------          -------
                                                                                       235,544            81,867           79,205
                                                                                      --------           -------          -------
EXPENSES
  Property operating                                                                   157,215            25,786           25,982
  Real estate taxes                                                                      9,948             8,297            8,555
  Depreciation and amortization                                                         19,451            13,149           11,901
  Interest- Mortgage loans                                                              15,437             8,877            7,670
          - Senior notes                                                                 8,875             9,090            9,305
          - Bank loans and other                                                         5,552             5,459            5,422
  General and administrative                                                            12,135             6,787            7,114
                                                                                      --------           -------          -------
                                                                                       228,613            77,445           75,949
                                                                                      --------           -------          -------
INCOME BEFORE CAPITAL GAIN OR LOSS,   EXTRAORDINARY LOSS, CUMULATIVE
   EFFECT OF ACCOUNTING CHANGE AND MINORITY INTEREST                                     6,931             4,422            3,256
  Unrealized loss on carrying value of assets
   identified for disposition                                                                                             (14,000)
  Capital gains, net                                                                       225                             29,870
                                                                                        ------            ------          -------
INCOME BEFORE EXTRAORDINARY LOSS,  CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE AND MINORITY INTEREST                                               7,156             4,422           19,126
  Extraordinary loss from early
   extinguishment of debt                                                                 (226)             (286)            (910)
  Cumulative effect of change in
   accounting for internal lease costs                                                                                     (4,325)
  Loss allocated to minority interest                                                      944
                                                                                        ------            ------          -------
NET INCOME BEFORE PREFERRED DIVIDEND                                                     7,874             4,136           13,891
  Preferred dividend                                                                    (4,831)             (845)
                                                                                        ------            ------          -------
NET INCOME APPLICABLE TO SHARES OF  BENEFICIAL INTEREST                                 $3,043            $3,291          $13,891
                                                                                        ======            ======          =======
PER SHARE DATA
  Income applicable to shares of beneficial
   interest before capital gain or loss, extraordinary
   loss, cumulative effect of accounting change and after minority interest             $  .12            $  .21          $   .18
                                                                                        ------            ------          -------
  Income before extraordinary loss, and
   cumulative effect of accounting change after minority interest                          .13               .21             1.06
  Extraordinary loss from early extinguishment of debt                                    (.01)             (.02)            (.05)
  Cumulative effect of change in accounting for internal lease costs                                                         (.24)
                                                                                        ------            ------          -------
NET INCOME APPLICABLE TO SHARES OF BENEFICIAL
 INTEREST, BASIC AND DILUTED                                                            $  .12            $  .19          $   .77
                                                                                        ======            ======          =======
ADJUSTED SHARES OF BENEFICIAL INTEREST, BASIC                                           24,537            17,172           18,059
ADJUSTED SHARES OF BENEFICIAL INTEREST, DILUTED                                         25,415            17,706           18,117

        The accompanying notes are an integral part of these statements.

COMBINED STATEMENTS OF CHANGES IN CASH

FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS)

                                                                                      1997                   1996            1995
                                                                                      ----                   ----            ----

CASH PROVIDED BY (USED FOR) OPERATIONS
  Net income before preferred dividend                                             $   7,874              $  4,136          $13,891
  Adjustments to reconcile net income before preferred
      dividend to net cash provided by operations -
     Depreciation and amortization                                                    19,451                13,149           11,901
     Extraordinary loss from early
       extinguishment of debt                                                            226                   286              910
     Cumulative effect of change in
       accounting for internal lease costs                                                                                    4,325
     Capital gains, net                                                                 (225)                               (29,870)
     Unrealized loss on carrying value of assets
       identified for disposition                                                                                            14,000
     Increase in deferred charges and other, net                                      (4,998)                 (963)          (1,711)
     Increase in deferred income                                                       2,073
     Increase in deferred interest on mortgage
       investments                                                                      (122)                 (400)            (441)
     (Decrease) increase in deferred obligations                                         (18)                  155              148
     Net changes in other assets and liabilities                                      (8,521)               (5,278)            (164)
                                                                                      ------                -------       ---------
           Net cash provided by operations                                            15,740                11,085           12,989
                                                                                      ------                ------         --------
CASH PROVIDED BY (USED FOR) INVESTING
  Repayment of mortgage investment                                                    16,200
  Principal received from mortgage investments                                           216                   176              160
  Proceeds from sales of properties                                                   18,374                 8,825           31,800
  Purchase of investments                                                            (12,746)
  Investments in properties                                                             (834)               (5,491)         (35,424)
  Acquisition of joint venture interests, net of cash acquired                       (72,900)
  Investment in joint venture                                                                              (30,248)
  Deposit for property acquisitions                                                   (2,315)
  Investment in Impark, net of cash acquired                                         (36,574)
  Investments in capital and tenant improvements                                     (21,654)              (20,264)         (24,881)
                                                                                    --------               -------         --------
           Net cash used for investing                                              (112,233)              (47,002)         (28,345)
                                                                                    --------               -------         --------
CASH PROVIDED BY (USED FOR) FINANCING
  Increase (decrease) in bank loans                                                   19,582               (43,800)          27,100
  Issuance of preferred shares of beneficial interest, net of costs                                         54,109
  Increase in mortgage loans                                                           2,737                48,500           49,500
  Repayment of mortgage loans - Normal payments                                       (2,765)               (3,286)          (3,651)
                              - Balloon payments                                     (13,835)                               (48,967)
  Repayment of medium term notes                                                                            (5,000)
  Proceeds from sale of interest rate cap                                                                    1,025
  Purchase of First Union shares                                                                            (7,125)
  Sale of First Union shares                                                         121,291                   252               75
  Debt issue costs paid                                                               (1,261)               (1,414)            (656)
  Dividends paid to shares of beneficial interest                                    (10,473)               (7,789)          (7,341)
  Dividends paid to preferred shares of beneficial interest                           (4,870)
  Other                                                                                                         (6)            (277)
                                                                                     -------                ------         --------
           Net cash provided by financing                                            110,406                35,466           15,783
                                                                                     -------                ------         --------
  Increase (decrease) in cash and cash equivalents                                    13,913                  (451)             427
  Cash and cash equivalents at beginning of year                                       2,951                 3,402            2,975
                                                                                     -------                ------         --------
  Cash and cash equivalents at end of year                                           $16,864                $2,951         $  3,402
                                                                                     =======                ======         ========


        The accompanying notes are an integral part of these statements.

COMBINED STATEMENTS OF SHAREHOLDER'S EQUITY

(IN THOUSANDS, EXCEPT FOOTNOTES)

                                           PREFERRED                                                                      FOREIGN
                                           SHARES OF   SHARES OF    ADDITIONAL  UNDISTRIBUTED                 DEFERRED    CURRENCY
                                           BENEFICIAL  BENEFICIAL    PAID-IN     INCOME FROM  UNDISTRIBUTED   COMPENSA-  TRANSLATION
                                            INTEREST    INTEREST     CAPITAL    OPERATIONS(1) CAPITAL GAINS     TION     ADJUSTMENT
                                            --------    --------     -------    ------------- -------------     ----     -----------

BALANCE DECEMBER 31, 1994                                 $18,263     $60,225       $19,944       $5,479       $(971)
   Net income                                                                        (1,979)      15,870
   Dividends paid or accrued ($.41/share)                                            (1,142)      (6,400)
   Shares purchased                                          (950)     (6,175)
   Shares sold under long-term incentive
    ownership plan                                             10          65
   Restricted shares issued                                   162       1,097                                 (1,259)
   Deferred compensation related to                                                                              247
    restricted shares
   Other                                                                 (131)
                                             --------- ----------    --------     ---------   ---------- ------------    --------
BALANCE DECEMBER 31, 1995                                  17,485      55,081        16,823       14,949      (1,983)
                                             --------- ----------    --------     ---------   ---------- ------------    --------
   Net income before preferred dividend                                               4,136
   Dividends paid or accrued on shares of
    beneficial interest ($.44/share)                                                 (7,684)
   Dividends accrued on preferred shares
    ($.3674/share)                                                                     (845)
   Sale of 2,300,000 preferred shares of
    beneficial interest, $25 per share,        $54,109
    net
   Shares sold under long-term incentive
    ownership plan and share option
    agreements                                                 31         221
   Restricted shares issued                                   142       1,603                                 (1,745)
   Restricted shares forfeited                                (36)       (226)
   Deferred compensation related to                                                                              499
    restricted shares
   Other                                                                   (7)
                                             --------- ----------    --------     ---------   ---------- ------------    --------
BALANCE DECEMBER 31, 1996                       54,109     17,622      56,672        12,430       14,949      (3,229)
                                             --------- ----------    --------     ---------   ---------- ------------    --------
   Net income before preferred dividend                                               7,649          225
   Dividends paid or accrued on shares of
    beneficial interest ($.44/share)                                                (11,426)        (225)
   Dividends accrued on preferred shares
    ($2.10/share)                                                                    (4,831)
   Sale of 3,910,000 shares of beneficial
    interest, net                                           3,910      42,211
   Sale of 6,325,000 shares of beneficial
    interest, net                                           6,325      68,139
   Shares sold under long-term incentive                       96         611
    ownership plan and share option
    agreements
   Restricted shares issued                                   226       2,934                                  (3,160)
   Deferred compensation related to
    restricted shares                                                                                             746
   Foreign currency translation adjustment                                                                               $  (812)
   Other                                                                  (66)
                                             --------- ----------    --------     ---------   ---------- ------------    --------
BALANCE DECEMBER 31, 1997                    $  54,109 $   28,179    $170,501(2)  $   3,822   $   14,949 $     (5,643)   $  (812)
                                             ========= ==========    ========     =========   ========== ============    ========

(1) Includes the balance of cumulative undistributed net loss of First Union Management, Inc. of $1,071,000, $5,825,000, $6,621,000 and
         $5,497,000 as of December 31, 1994, 1995, 1996, and 1997, respectively.

(2) Cumulative distributions in excess of the Trust's net income from inception are $11,330,000.

        The accompanying notes are an integral part of these statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         First Union Real Estate Investments ("Trust") and First Union Management Inc. ("Company") are in the real estate, parking management and parking and transit ticketing equipment manufacturing industries with properties and operations primarily in the United States and Canada. The accounting policies of the Trust and Company conform to generally accepted accounting principles and give recognition, as appropriate, to common practices within the real estate, parking and manufacturing industries.

                  Under a trust agreement, the shares of the Company are held for the benefit of the shareholders of the Trust. Accordingly, the financial statements of the Company and the Trust have been combined. Additionally, as the Company owns voting control of Imperial Parking Limited ("Impark"), the financial statements of Impark are consolidated with those of the Company.

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

                  At December 31, 1997 and 1996, buildings and improvements included equipment and appliances of $7.2 million and $6.4 million, respectively.

                  Tenant leases generally provide for billings of certain operating costs and retail tenant leases generally provide for percentage rentals, in addition to fixed minimum rentals. The Trust and Company accrue the recovery of operating costs based on actual costs incurred and accrue percentage rentals based on current estimates of each retail tenant's sales. For the years ended December 31, 1997, 1996 and 1995, such additional income approximated $21.9 million, $15.7 million and $16.1 million, respectively. Impark recognizes gross revenue collected or due from parking lots which the company manages. Deferred revenue is derived primarily from revenue received in advance of its due date.

                  Depreciation for financial reporting purposes is computed using the straight-line method. Buildings and improvements are depreciated over their estimated useful lives of 40 to 64 years and equipment and appliances over five to ten years. Parking equipment is depreciated using the declining balance method resulting in approximately 20 - 30% of the equipment balance being depreciated per year. Parking leasehold improvements are depreciated over five years. Routine maintenance and repairs, including replacements, are charged to expense; however, replacements which improve or extend the lives of existing properties are capitalized.

                  Goodwill represents the excess of cost over the value assigned to the net assets from the purchase of Impark. Goodwill is amortized over 40 years, using straight-line amortization. Management reviews the underlying value of this asset on an ongoing basis and records provisions if necessary. Accumulated amortization at December 31, 1997 is $1.2 million.

                  Management and lease agreements are recorded at cost and represent Impark's investment in parking lot agreements acquired from other parking lot management companies. Management reviews the underlying value of this asset on an ongoing basis by comparing estimates of future cash flows of the management agreements to the underlying value of the assets and records provisions if necessary. Amortization is provided on a straight-line basis over their useful life of approximately three years. Accumulated amortization at December 31, 1997 was $1.9 million.

                  Impark's inventory consists of equipment parts and supplies and is recorded at the lower of cost determined on a first-in, first-out basis, or replacement cost.

                  The Trust accounts for its investment in a joint venture which it does not control using the equity method of accounting. This investment, which represents a 50% non-controlling ownership interest in a shopping mall, was recorded initially at the Trust's cost and subsequently adjusted for the Trust's equity in income and cash distributions.

                  Investments as of December 31, 1997 consisted of shares of beneficial interest of other real estate investment trusts and a U.S. Treasury bill. The shares of beneficial interest are classified as securities available for sale and are reported at their fair value in the balance sheet. The U.S. Treasury bill is classified as a held-to-maturity security and is recorded at cost and includes accrued interest. The U.S. Treasury bill is collateral to secure an obligation due to the former owners of Impark. (See note 9 to the Combined Financial Statements).

                  The Trust has calculated earnings per share for 1997 and has restated all prior periods in accordance with SFAS 128 (Earnings Per Share). SFAS 128 requires that common share equivalents be excluded from the weighted average shares outstanding for the calculation of basic earnings per share. The reconciliation of shares outstanding for the basic and fully diluted earnings per share calculation is as follows (in thousands):





                                                                         1997          1996             1995
                                                                         ----          ----             ----

                Basic weighted average shares                           24,537        17,172           18,059
                Stock options, treasury method                             571           367
                Restricted shares, treasury method                         307           167               58
                                                                   ------------    ----------      -----------
                Diluted weighted average shares                         25,415        17,706           18,117
                                                                   ============    ==========      ===========

         The preferred shares of beneficial interest are anti-dilutive and are not included in the weighted average shares outstanding for the diluted earnings per share.

                  The assets and liabilities of the Canadian operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts are translated at the weighted average exchange rates for the year. The gains or losses resulting from these translations are recorded in a separate component of shareholders equity. Gains or losses resulting from realized foreign currency transactions are included in net income.

                  Certain reclassifications have been made to prior year balances so that they are comparable to 1997.

2.       FINANCIAL INSTRUMENT

                  The Trust purchased a forward exchange agreement maturing in 2009 to reduce the impact of foreign exchange rates on intercompany debt. The contract is tied to a $36 million Canadian principal, 4% per annum interest obligation with respect to a $26 million U.S. principal, 4.065% per annum interest, intercompany transaction. Both notional amounts increase by approximately 8% per annum. The interest differential paid or received on the forward contract is recognized as an adjustment to interest expense.

                  The Trust is required to collateralize its position in the forward contract with a $2 million U.S. interest bearing deposit as of December 31, 1997. The collateral amount was not impaired as of December 31, 1997. The Trust may be exposed to credit loss in the event of nonperformance by the counterparties to the agreement but does not anticipate such nonperformance.

3.       COMBINED STATEMENTS OF CHANGES IN CASH

                  The Trust considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. The Trust paid interest of $29.9 million, $24.1 million and $22.3 million in 1997, 1996 and 1995, respectively. During 1996 and 1995, $121,000 and $169,000, respectively, of interest related to construction projects was capitalized.

4.       UNREALIZED LOSS ON CARRYING VALUE OF ASSETS IDENTIFIED FOR DISPOSITION

                  Management reviews the net realizable value of the Trust's portfolio periodically to determine whether an allowance for possible losses is necessary. The carrying value of the Trust's investments in real estate are evaluated on an individual property basis in accordance with SFAS 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of). In December 1995, the Trust recorded a $14 million noncash unrealized loss on the carrying value of certain assets which were identified for disposition. The noncash adjustment represents the difference between the estimated fair value and net book value of the assets. Assets identified for disposition as of December 31, 1997, had a net book value of $8.9 million, net of the $2 million remaining balance of the asset reserve as of December 31, 1997.

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

                  In January 1997, the Trust sold a shopping center for $9 million in cash. The sale resulted in a capital loss of $5 million which was provided for as part of a $14 million noncash, unrealized loss on the carrying value of certain assets that was recorded in December 1995.

5.       CAPITAL GAINS AND LOSSES FROM PROPERTY SALES

                  In January 1995, the Trust sold its 50% interests in two malls located in Wilkes-Barre, PA, and Fairmount, WV, for $35.5 million and the assumption by the purchaser of $4.7 million of existing mortgage loans on the properties. Proceeds from the transaction were received as a $2 million cash payment in 1994, $27.5 million of cash in 1995 that was deposited into a tax, intermediary escrow account and a $6 million note with an interest rate of 9% due in January 1998. The $27.5 million of proceeds were subsequently used in 1995 to acquire a retail center and an apartment complex in a tax-free exchange. The capital gain recognized for financial reporting purposes was $29.9 million.

                  In November 1997, the Trust sold an apartment complex in Dayton, OH for $.7 million in cash, a $2.6 million, 8.75% second mortgage, secured by the property, and the assumption by the purchaser, of a $7.6 million existing mortgage loan. The capital gain recognized was $2.7 million. In December 1997, the Trust sold two office buildings in Oklahoma City, OK, for $4.7 million in cash resulting in a capital loss of $2.5 million.

6.       CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING METHOD

                  Prior to 1995, the Company accounted for internal leasing costs by deferring and amortizing such costs as part of depreciation and amortization expense over the life of consummated leases. In the fourth quarter of 1995, the Company changed this method of accounting to recognize internal leasing costs in the period in which they are incurred. Accordingly, the Company wrote off the balance of its deferred internal leasing costs of $4.3 million effective January 1, 1995, and expensed those leasing costs that were deferred throughout 1995. The effect of this change in accounting method decreased income by $0.6 million in 1995 as a result of reducing depreciation and amortization expense $1.4 million and increasing general and administrative expense $2 million.

7.       EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT

                  In November 1995, the Trust repaid prior to their maturity dates three mortgage loans totaling approximately $36 million, resulting in prepayment premiums and the write-off of unamortized mortgage costs of $910,000.

                  In 1997 and 1996, the Trust renegotiated its bank credit agreements resulting in $226,000 and $286,000, respectively, of deferred costs relating to its prior bank credit agreements being expensed.

8.       ACQUISITIONS

                  On April 17, 1997, the Company acquired voting control of Impark for $36.6 million in cash, the assumption of $26 million in debt and the issuance of $10.5 million in non-voting stock in Impark to its former owner and $.7 million of non-voting stock to Impark employees, $.2 million in voting stock in Impark to its employees and $1 million in Impark preferred stock to its employees. The transaction was recorded using purchase accounting.

                  On September 1, 1997, the Trust purchased the interests of its joint venture partners in eight shopping malls and 50% of another mall for $88 million in cash and the assumption of $203 million of mortgage debt. The transaction was recorded using purchase accounting.

                  The following unaudited pro forma information presents a summary of consolidated results of the Trust, the Company and Impark and the former joint venture properties as if the acquisitions occurred at the beginning of 1996 with pro forma adjustments to give effect to the amortization of goodwill, management and lease agreements, depreciation of property and interest expense. These amounts are stated in thousands except per share data.

                                                                                       (UNAUDITED)
                                                                                  1997            1996
                                                                                  ----            ----

           Revenue                                                              $323,104        $313,303

           Net income applicable to shares of beneficial interest                  1,902           2,788

           Net income applicable to shares of beneficial interest per share     $    .08        $    .16


9.       LIABILITY TO FORMER OWNER OF IMPARK

                  Impark issued $10.5 million in non-voting common stock to its former owners. The holders of the non-voting common stock issued to the former owners of Impark have the right (but not the obligation) to put such stock to the Trust at an escalating price beginning approximately 18 months after the acquisition of Impark by the Company for a specified 30-day period if certain "trigger events" occur, or after 30 months have passed in all other events (although the Trust has the right to extend the final put date for an additional six months upon the payment of a fee to such holders). Such holders can exercise the put prior to 18 months if the Trust or Impark files for bankruptcy or certain other events occur. In addition, the Trust was granted a call right on such non-voting common stock of Impark which enables the Trust to purchase such stock for a 30-day period beginning upon the 12-month anniversary of a trigger event and for a 30-day period beginning upon the 24-month anniversary of a trigger event. The purchase price payable under the put and the call increases from the aggregate issue price as of April 17, 1997, of approximately $10.5 million at an 8% annum rate on the outstanding amount for the first six months and compounded by an additional one percentage point per annum each six month period thereafter up to a maximum rate of 17% per annum. To secure the Trust's obligations under this agreement, the Trust has placed United States Treasury securities on deposit with a trustee. The non-voting common stock is recorded as an Other liability in the Combined Balance Sheets as of December 31, 1997 and is being accreted to its final put price as a charge to expense. The Trust has deposited approximately $10.6 million in United States Treasury securities into a trust account as collateral for these shares and has classified this balance in Investments in the Combined Balance Sheets as of December 31, 1997.

10.      INVESTMENTS IN MORTGAGE LOANS AND NOTES RECEIVABLE

         As of December 31, 1997, the Trust had the following investments in mortgage loans and notes receivable (dollar amounts in thousands):

                                                                                    CURRENT
                                                                                   EFFECTIVE
                                                                                    RATE ON              LOAN
                                                                                   INVESTMENT            AMOUNT
                                                                                   ----------            ------

         First mortgage loan secured by an
         office building in Cleveland, OH,
         maturing in 2011.                                                             9.65%             $18,908

         Mortgage loan secured by a mall in
         Fairmount, WV, maturing in 1998 and
         partnership units of Crown
         American Properties, L.P.                                                     9                   6,199

         Second mortgage loan secured by
         an apartment complex in Dayton, OH maturing in 2002.                          8.75                2,600

         Note receivable secured by management
         contract on an apartment complex in
         Atlanta, GA, maturing in 2008.                                               10                   1,779

         Note receivable secured by Temple Mall Company
         maturing in 2023.                                                             6                   1,200
                                                                                                         -------
                                                                                                         $30,686
                                                                                                         =======

                  The fair value of the mortgage investments at December 31, 1997 is approximately book value based on current interest rates and market conditions. The mortgage loan secured by the mall in Fairmount, WV, was repaid on January 30, 1998.

11.      BANK LOANS

         TRUST

                  As of December 31, 1997, the Trust has $45.1 million outstanding under a fully secured $125 million credit agreement at an interest rate of 8.02%. This credit agreement matures in December 1999. Interest under this agreement is calculated, at the option of the Trust, based on a Eurodollar rate plus 200 basis points or the prime rate of the lender. As the bank loans are at market interest rates, the fair value is the carrying amount of the loans. The weighted average interest rate for 1997 for the credit agreement was 8%.

                  Commitment fees not greater than 3/8% per annum are payable on the unused portion of the revolving credit agreement. The agreement contains certain requirements including maintaining minimum funds from operations (income from operations plus depreciation and amortization), net worth, leverage, debt service and interest coverage. The Trust was in compliance with all the above requirements as of December 31, 1997.

                  The Trust currently has a rate guarantee contract in the notional amount of approximately $45 million which is tied to LIBOR and has a maximum rate of 9%. This rate contract is used by the Trust to reduce the impact of changes in interest rates on its floating rate bank loans. The contract expires in October 1998 and the cost is being amortized over the life of the contract. The Trust has an additional rate guarantee contract in the notional amount of $73.5 million which is tied to LIBOR increasing by a maximum rate of 7%. The contract expires in October 2000 and the cost is being amortized over the life of the contract.

         IMPARK

                  As of December 31, 1997, Impark has $35.4 million Canadian outstanding under an unsecured credit agreement at a Canadian interest rate of 6%. The credit agreement consists of operating, acquisition, and term bank lines of $6.5 million, $10 million and $33.5 million Canadian, respectively. This credit agreement matures in April 2000 but may be put to the Trust beginning in November 1999 in exchange for the Trust receiving a fee. The credit agreement bears interest, at the option of Impark, at either a floating rate equal to the Canadian Bankers Acceptance rate plus 175 basis points or a floating rate equal to 75 basis points above the lender's prime rate or the Canadian Bankers Acceptance rate plus 100 basis points. Additionally, at maturity, Impark will pay as additional interest, 55 basis points retroactively to the lenders. The weighted average interest rate for 1997 for the credit agreement was 5.6%. As the bank loans are at market interest rates, the fair value is the carrying amount of the loans.

                  The credit agreement contains certain requirements including maintaining minimum net worth and debt to net worth ratios, interest coverage and leverage ratios and a minimum of management contracts in existence. Impark was in compliance with the above requirements as of December 31, 1997.

12.      MORTGAGE LOANS PAYABLE

                  As of December 31, 1997, the Trust had outstanding $313.5 million of mortgage loans due in installments extending to the year 2018. Interest rates on fixed rate mortgages range from 6.869% to 12.25%. Principal payments due during the five years following December 31, 1997 are $3.9 million, $4.2 million, $4.6 million, $5.0 million and $52.2 million, respectively. A $39.2 million mortgage at 12.25% requires participation in the cash flow of the secured property over predefined levels. An $163.5 million mortgage note at 8.43% requires all rents and other tenant charges from the seven properties that are security for the mortgage to be directly deposited into a bank account which is pledged as additional security for the mortgage note and is restricted in use by the lender. The fair value of the mortgage loans payable at December 31, 1997 is approximately book value based on current market interest rates and market conditions.

13.      SENIOR NOTES

                  As of December 31, 1997, the Trust had $100 million in senior notes outstanding. The interest rate is 8.875% and the notes mature in October 2003. The senior notes are noncallable, limit future borrowings by the Trust and require maintenance of a minimum net worth. The Trust was in compliance with all requirements as of December 31, 1997. The fair value of the senior notes at December 31, 1997 is the carrying value based on current market quotations. In July 1996, the $5 million, 8.6% medium term notes were repaid.

14.      PREFERRED SHARES OF BENEFICIAL INTEREST

         In October 1996, the Trust issued $57.5 million of Series A cumulative convertible redeemable preferred shares of beneficial interest ("Series A Preferred Shares"). The 2,300,000 Series A Preferred Shares were issued at a par value of $25 per share and are each convertible into 3.31 shares of beneficial interest. The distributions on the Series A Preferred Shares are cumulative and equal to the greater of $2.10 per share (equivalent to 8.4% of the liquidation preference per annum) or the cash distributions on the shares of beneficial interest into which the Series A Preferred Shares are convertible (determined on each of the quarterly distribution payment dates for the Series A Preferred Shares). The Series A Preferred Shares are not redeemable prior to October 29, 2001, and at no time will they be redeemable for cash.

15.      SHARE OPTIONS

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

                  The activity of the plan is summarized for the years ended December 31 in the following table:

                                                        1997              1996              1995
                                                        ----              ----              ----

                              Granted                                   409,500
                              Exercised                 39,809            9,455
                              Canceled                  13,590          118,090            28,910
                              Expired                   22,880           23,427
                              Available                                                   314,837


                  As of December 31, 1997, options on 583,706 shares were outstanding at prices ranging from $7.375 to $18.87 per share.

                  Separately, the Trust and Company have an agreement whereby, as of December 31, 1997, the Company may purchase up to 48,180 shares from the Trust at prices ranging from $8.25 to $17.43 per share to satisfy the Company's obligations to deliver shares to certain of its key employees pursuant to options previously granted. The option agreements with the Company's employees provide that option prices be at the fair market value of the Trust shares at the date of grant and that option rights granted expire 10 years after the date granted.

         1994 LONG-TERM INCENTIVE OWNERSHIP PLAN

         This plan, adopted in 1994, reserved 1,629,785 shares for the granting of incentive and nonstatutory share options and restricted shares. In accordance with the plan, 9% of the January and June 1997 share of beneficial interest offerings has been reserved and added to the plan for grant. The share options expire eight years after being granted. The price of the options is the fair market value of the shares at the date of grant. The restricted shares receive dividends and have voting rights but may not be sold or transferred until the restriction period lapses after eight years from the date of grant, or earlier if the Trust's share price equals or exceeds $21 for 20 consecutive days or upon a change in control as defined in the plan. Additional restricted shares will be granted when defined levels of funds from operations and net capital gains are achieved during any four consecutive calender quarters. Restricted shares may be granted in place of share options. These restricted shares receive dividends and have voting rights but may not be sold or transferred for four years or upon a change in control as defined in the plan. Beginning in 1998, restricted shares shall be contingently granted to plan participants based on defined improvements to funds from operations and shareholder return. These restricted shares will vest when funds from operations for four consecutive quarters double as compared to the funds from operations in the quarter the restricted shares are granted or the share price of shares of beneficial interest is 50% greater than the share price on the five trading days of the quarter in which the restricted shares were granted or a change of control. The restricted shares shall receive dividends and be eligible to vote. Deferred compensation of $3.2 million in 1997, $1.7 million in 1996 and $1.3 million in 1995 was recorded in connection with the issuance of the restricted shares and is being amortized over an eight-year period on a straight-line basis. Amortization of $746,000, $499,000 and $247,000, respectively, was recognized in 1997, 1996 and 1995.

                  The activity of this plan is summarized for the years ended December 31 in the following table:

                                                                                        1997              1996              1995
                                                                                        ----              ----              ----

                              Share options granted                                    327,000           79,000           242,450
                              Share options canceled                                     7,102           18,400            11,300
                              Share options exercised                                   52,754           10,700                20
                              Restricted shares granted                                226,867          142,500           162,500
                              Restricted shares canceled                                 3,521           37,007
                              Shares purchased by employees                              9,005           11,094             9,812
                              Additional shares reserved                               921,150
                              Available share options
                                  and restricted shares                              1,041,687          672,786           849,973

                  As of December 31, 1997, options on 785,932 shares at prices ranging from $6.375 to $14.25 and 650,846 restricted shares were outstanding.

                       The Trust accounts for stock option awards in accordance with APB 25 and has adopted the disclosure-only provisions of SFAS 123 (Accounting for Stock-Based Compensation). Consequently, no compensation cost has been recognized for the share option plans. If compensation expense for the Trust's two share option plans had been recorded based on the fair value at the grant date for awards in 1997 and 1996, consistent with SFAS 123, the Trust's net income applicable to shares of beneficial interest would have been reduced by $569,000 or $.02 per share and $430,000 or $.02 per share, respectively. The fair value of each option was calculated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 3.5%, expected volatility of 23%, risk-free, interest rate of 5.7% and expected option life of four years.

16.      SHAREHOLDER RIGHTS PLAN

         In March 1990, the Board of Trustees declared a dividend consisting of one right to purchase one share of beneficial interest of the Trust with respect to each share of beneficial interest. The rights may be exercised only if a person or group acquires 15% or more of the outstanding shares of beneficial interest, makes a tender offer for at least 15% of the outstanding shares of beneficial interest or is declared to be an "adverse person." The exercise price of each right is $50. If a person or group acquires 15% or more of the outstanding shares of beneficial interest (except in a tender offer approved by the Board of Trustees), is declared to be an "adverse person" or engages in certain self-dealing transactions with the Trust ("flip-in events"), each right (other than rights owned by a 15% owner of an "adverse person") entitles the holder to purchase one share of beneficial interest of the Trust for par value (now $1 per share). If the Trust is acquired in a merger or other business combination ("flip-over events"), each right entitles the holder to purchase, for $1, shares of the acquiring company having a market value equal to the market value of one share of beneficial interest of the Trust. The rights may be redeemed by the Trust at a price of $0.01 per right at any time prior to the earlier of a "flip-in" or "flip-over" event or the expiration of the rights on March 30, 2000.

17.      FEDERAL INCOME TAXES

         No provision for current or deferred income taxes has been made by the Trust on the basis that it qualified under Sections 856-860 of the Internal Revenue Code as a real estate investment trust and has distributed all of its taxable income to shareholders. The Trust and Company have accrued $1.2 million in taxes relating to Canadian operations for 1997.

                  In accordance with Section 1031 of the Internal Revenue Code, the Trust is treating the sale of its 50% interest in two malls in Wilkes-Barre, PA, and Fairmount, WV, as a like-kind exchange for Woodland Commons Shopping Center and Steeplechase Apartments. As a result, the Trust is deferring for tax purposes the capital gain realized in the transaction except for $6 million related to the mortgage note received as part of the sale and the $2 million payment received in 1994.

                  The Trust and Company treat certain items of income and expense differently in determining net income reported for financial reporting and tax purposes. Such items resulted in a net increase in income for tax reporting purposes of approximately $5 million for 1997, and a net decrease of $1.1 million for 1996, and $5 million for 1995.

                  As of December 31, 1997, net investments in real estate for financial reporting purposes were approximately $57 million greater than for tax purposes.

                  The 1997 quarterly allocation of cash dividends per share of beneficial interest for individual shareholders' income tax purposes was as follows:

                                                        LONG-TERM
                                                         CAPITAL          ORDINARY            TOTAL
                   DATE PAID                              GAINS            INCOME              PAID
                   ---------                              -----            ------              ----

                   February 3, 1997                       $.0307           $.0793              $.11
                   April 30, 1997                          .0307            .0793               .11
                   July 30, 1997                           .0306            .0794               .11
                   October 30, 1997                        .0306            .0794               .11
                                                          ------           ------              ----
                                                          $.1226           $.3174              $.44
                                                          ======           ======              ====

                  For the year ended December 31, 1996, the cash dividends paid of $.44 consisted of $.422 per share of ordinary income and $.018 per share of capital gains, and for the year ended December 31, 1995, $.074 per share of ordinary income and $.326 per share of capital gains.

                  The 1997 quarterly allocation of cash dividends per share for the preferred shares of beneficial interest for individual shareholders' income tax purposes was as follows:

                                                     LONG-TERM
                                                      CAPITAL          ORDINARY             TOTAL
                   DATE PAID                           GAINS            INCOME              PAID
                   ---------                           -----            ------              ----

                   January 31, 1997                     $.1511           $.3911            $.5422
                   April 30, 1997                        .1463            .3787              .525
                   July 31, 1997                         .1463            .3787              .525
                   October 30, 1997                      .1463            .3787              .525
                                                        ------          -------           -------
                                                        $. 590          $1.5272           $2.1172
                                                        ======          =======           =======

18.      LEGAL CONTINGENCY

         The Trust has pursued legal action against the State of California associated with the 1986 flood of Sutter Buttes Center formerly Peach Tree Center. In September 1991, the court ruled in favor of the Trust on the liability portion of this inverse condemnation suit, which the State of California appealed. The Trust is proceeding with its damage claim. No recognition of potential income has been made in the accompanying Combined Financial Statements.

19.      LITIGATION AND PROXY EXPENSE

         During 1995, the Trust was involved in a lawsuit and proxy contest with a minority shareholder. The initial lawsuit filed by the Trust alleged several violations of Securities and Exchange Commission rules and regulations by the minority shareholder and other associated parties. Extensive discovery was undertaken and numerous motions and pleadings were filed by the various parties throughout most of 1995. Certain professional fees related to litigation and a proxy contest of $1.6 million were incurred and have been included in General and administrative expenses in the accompanying Combined Financial Statements. All litigation was resolved on December 13, 1995 by a settlement and standstill agreement. The Trust purchased 950,000 shares of beneficial interest at the average 1995 trading price through December 8, 1995 of $7.50 per share in January 1996. This transaction was recorded in the 1995 Combined Financial Statements. Additionally, as part of this agreement, the minority shareholder will not acquire additional shares of the Trust.

20.      PROPERTY PURCHASED

         The Trust, in January 1998, purchased an 1,100 space parking garage with 20,000 square feet of retail space in Chicago, IL for $42.5 million.

21.      MINORITY INTEREST IN IMPARK

         The Company owns 76% of the voting common stock of Impark with the remainder owned by employees of Impark. Consequently, for financial reporting purposes the financial statements of Impark and the Company are consolidated with the minority interest's share of the loss resulting from Impark being allocated to the employee shareholders.

22.      QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following is an unaudited condensed summary of the combined results of operations by quarter for the years ended December 31, 1997 and 1996. In the opinion of the Trust and Company, all adjustments (consisting of normal recurring accruals) necessary to present fairly such interim combined results in conformity with generally accepted accounting principles have been included. The 1996 per share data has been restated in accordance with SFAS 128.

                                                                                   QUARTERS ENDED
                                                                                   --------------
                                                              MARCH 31         JUNE 30        SEPTEMBER 30   DECEMBER 31
                                                              --------         -------        ------------   -----------
(IN THOUSANDS, EXCEPT PER SHARE DATA AND FOOTNOTES)

1997

Revenues                                                     $ 22,122          $ 58,946         $ 73,135      $ 81,341
                                                             --------          --------         --------      --------
Income before preferred dividend,
  extraordinary loss and after minority interest                2,178             1,934            1,945         2,043
Extraordinary loss from early extinguishment of debt                                                              (226)
                                                             --------          --------         --------      --------
Net income before preferred dividend                            2,178             1,934            1,945         1,817
                                                             --------          --------         --------      --------
Net income applicable to shares of beneficial interest       $    970(1)       $    727(2)      $    738      $    608
                                                             ========          ========         ========      ========
Per share
Income applicable to shares of beneficial interest
  before extraordinary loss and after minority interest      $    .05          $    .03         $    .03      $    .03
Extraordinary loss from early extinguishment of debt                                                              (.01)
                                                             --------          --------         --------      --------
Net income applicable to shares of beneficial
  interest-basic and diluted                                 $    .05          $    .03         $    .03      $    .02
                                                             ========          ========         ========      ========

         (1) Included a non-cash recognition of income from the repayment of a wraparound mortgage investment.

         (2) Included recognition of income of $500,000 from a casualty loss.

                                                                          QUARTERS ENDED
                                                                          --------------
                                                     MARCH 31           JUNE 30    SEPTEMBER 30   DECEMBER 31
                                                     --------           -------    ------------   -----------
1996

Revenues                                             $ 19,897          $ 19,363      $ 19,735      $ 22,872
                                                     --------          --------      --------      --------
Income (loss) before preferred dividend and
  extraordinary loss                                     (877)              973         1,044         3,282
Extraordinary loss from early extinguishment
  of debt                                                (286)
                                                     --------          --------      --------      --------
Net income (loss) before preferred dividend          $   (877)         $    973      $  1,044      $  2,996
                                                     --------          --------      --------      --------

Net income (loss) applicable to shares of
  beneficial interest                                $   (877)(1)      $    973      $  1,044      $  2,151(2)
                                                     ========          ========      ========      ========

Per share
Income (loss) applicable to shares of
  beneficial interest before extraordinary loss      $   (.05)         $    .06      $    .06      $    .14
Extraordinary loss from early extinguishment
  of debt                                                                                              (.02)
                                                     --------          --------      --------      --------
Net income (loss) applicable to shares of
  beneficial interest - basic and diluted            $   (.05)         $    .06      $    .06      $    .12
                                                     ========          ========      ========      ========

(1) Included a noncash charge for the write-off of a tenant allowance and the termination of an employment contract.

(2)      Included a lease termination fee of $1.1 million.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SECURITYHOLDERS AND TRUSTEES OF FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS:

         We have audited the accompanying combined balance sheets of First Union Real Estate Equity and Mortgage Investments (an unincorporated Ohio business trust, also known as First Union Real Estate Investments) and First Union Management Inc. (a Delaware corporation) and its subsidiaries as of December 31, 1997 and 1996, and the related combined statements of income, shareholders' equity and changes in cash for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of First Union Real Estate Equity and Mortgage Investments and First Union Management Inc. and its subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their changes in cash for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


Cleveland, Ohio,
February 4, 1998.                                        ARTHUR ANDERSEN LLP

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

         In January 1997, the Trust sold a shopping center in Wilkesboro, NC, for $9 million in cash. This sale resulted in a capital loss of $5 million which was previously provided for by the Trust. Additionally, in September 1997, the Trust sold an office building in Oklahoma City, OK, for $3.8 million which approximated net book value. The net proceeds were used to repay short-term bank loans. In November 1997, the Trust sold an apartment complex in Dayton, OH for $700,000 in cash, a $2.6 million, 8.75% second mortgage secured by the property and the assumption by the purchaser of a $7.6 million existing mortgage loan resulting in a capital gain of $2.7 million. The net proceeds were used to reduce short-term bank loans. The Trust, in December 1997, sold two office buildings in Oklahoma, OK, for $4.7 million in cash resulting in a capital loss of $2.5 million. The net proceeds were used to repay short-term bank loans.

         In February 1997, the Trust received repayment of its wraparound mortgage loan investment secured by an apartment complex in Atlanta, GA. The Trust received $16.2 million in cash and a 10%, $1.8 million second mortgage secured by the management agreement on the apartment complex. The proceeds were used to repay $3.4 million in underlying mortgage debt and invest $12.8 million in short-term investments.

      In April 1997, the Trust's affiliated management company completed the acquisition of voting control of Imperial Parking Limited (Impark) for $75 million, including the assumption of $26 million of debt. The acquisition was funded with cash which had been invested in short-term securities, borrowing from the Trust's bank line of credit and by issuing approximately $10.5 million in non-voting common shares of Impark to its former owners, $700,000 in non-voting stock to Impark employees, $200,000 of voting stock to Impark's employees and $1 million of Impark's preferred stock to Impark employees. The acquisition was accounted for by using purchase accounting.

      In September 1997, the Trust purchased the interests of its joint venture partners in eight shopping malls and 50% of another mall for $88 million in cash and the assumption of $203 million of debt. This transaction was recorded using purchase accounting which results in the full consolidation of the eight malls in the Trust's financial statements. The Trust is accounting for its interest in the other mall in which it has a 50% interest using the equity method of accounting. The Trust funded the purchase with $50 million of cash which had been invested in short-term investments and by borrowing $38 million from the Trust's bank line of credit. The Trust entered into this joint venture in September 1996 with an initial cash investment of $30 million.

      In January and June 1997 the Trust issued 3,910,000 and 6,325,000 shares of beneficial interest, respectively, resulting in net proceeds of $121 million. The net proceeds were used to repay $25.8 million in short-term bank loans, repay $11.3 million in mortgage loans and invest $36.6 million in Impark as noted above with the remainder invested in short-term money market investments until the acquisition of the Trust's partners' interests in the joint venture.

      The 1999 Federal budget proposal includes a provision, if enacted by Congress, that would restrict acquisitions of properties by paired-share real estate investment trusts in circumstances where the property is to be managed by the paired operating company. The Trust cannot predict the outcome of this legislation but is currently continuing its expansion effort as outlined in its strategic plan.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operations in 1997 was $15.7 million was approximately $4.7 million greater than the same period of 1996. This increase is primarily attributed to the increase in net income before the preferred dividend and an increase in accounts payable and accrued liabilities. Dividends paid in 1997 of $10.5 million to shares of beneficial interest represented 67% of net cash from operating activities.

         As described above in 1997 the Trust received $16.2 million from the repayment of a mortgage investment and approximately $18 million from the sales of a mall, apartment complex and office buildings. The proceeds were used to repay mortgage debt related to the mortgage investment and repay amounts outstanding under the bank credit agreement. The Trust also invested approximately $22 million in its existing portfolio, primarily to continue tenant alterations at its office technology center in Denver, CO, and tenant improvements in its retail portfolio and upgrading its Cleveland parking facilities.

         In April 1997, the Trust's affiliated management company purchased voting control of Impark for $75 million, including the assumption of $26 million in debt. The purchase was funded through cash held in short-term investments and through short-term borrowings.

         In September 1997, the Trust purchased the interests of its joint venture partners in eight shopping malls and 50% of another mall for $88 million in cash and the assumption of $203 million of mortgage debt. The purchase was funded with $38 million borrowed from the Trust's bank lines of credit and with $50 million in cash which had been invested in short-term securities.

         The net proceeds of $121 million from the January and June 1997 share offerings were used to repay mortgage and bank loans, invest in Impark, and acquire the interest of its partners in the joint venture investment.

         In September 1997, the Trust agreed to acquire a parking garage in Chicago, IL, for $42.5 million upon completion in early 1998. The purchase will be funded through existing bank credit facilities. During 1998, the Trust has approximately $3.9 million of mortgage principal payments, $40 million of tenant and building improvements to fund and $150 million of property acquisitions planned. These commitments will be funded through existing operations, bank credit facilities and the public finance market.


Results of Operations
---------------------

         Net income applicable to shares of beneficial interest for 1997 was $3 million. Net income applicable to shares of beneficial interest for 1997 included a non-cash recognition of $700,000 of income from the repayment of a wraparound mortgage investment, as the proceeds of $18 million exceeded the Trust's basis in the wraparound investment and the recognition of $500,000 in income from a casualty loss at one of the Trust's shopping centers. Net income applicable to shares of beneficial interest for 1997 included $4.8 million for the accrual of a preferred dividend for the preferred shares which were issued in October 1996.

         In November 1997, the Trust sold an apartment complex in Dayton, OH, resulting in a capital gain of $2.7 million; while in December 1997, the Trust sold two office buildings in Oklahoma City, OK, resulting in a loss of $2.5 million. The net capital gain resulting from these transactions was $225,000.

         In September 1996, the Trust invested in a joint venture that owned eight shopping malls and 50% of another mall. The joint venture produced $500,000 in investment income and $2.8 million in management fees for 1997. As noted previously, the Trust purchased the interests of the joint venture partners in September 1997.

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

         Mortgage investment income declined when comparing 1997 to 1996 due primarily to the repayment of a wraparound mortgage investment in February 1997, as noted previously.

         Short-term investment income increased in 1997 as compared to 1996 due to the Trust having an average of $31 million invested in short-term securities in 1997 versus minimal short-term investments in 1996. Short-term investment income declined when comparing 1996 to 1995 because during the first half of 1995, the Trust had an average of $13 million in short-term investments from the proceeds of the January 1995 sale of its 50% interest in two malls. These funds were used to purchase a shopping center and an apartment complex in April and June of 1995, respectively.

         Property net operating income was $16.8 million greater when comparing 1997 to 1996. The comparable office property portfolio produced $1.3 million in increased property net operating income when comparing 1997 to 1996 primarily due to increased occupancy at a former retail center in Denver, CO, and at office buildings in Cleveland, OH, and Indianapolis, IN, and a real estate tax refund in Cleveland, OH. The comparable parking portfolio had a decline of $500,000 in property net operating income primarily due to increased real estate tax expense and the expiration of a fixed minimum rent management contract. The comparable retail portfolio had decreased net operating income of $1.2 million when comparing 1997 to 1996 due primarily to the recognition of a $1.1 million termination fee in 1996. The comparable apartment portfolio had increased property net operating income of $600,000 when comparing 1997 to 1996 primarily due to the increased occupancy at an apartment complex in Durham, NC, and rent increases at the Trust's other apartment complexes. The acquisition of Impark in April 1997 and the Trust's purchase of its partners' interest in the joint venture in September 1997 produced $17.2 million in property operating income on a non-comparable basis. The acquisition of an apartment complex in December 1996 and parking facilities in May 1997 partially offsets the decline in property net operating income from the shopping mall, office buildings and apartment complex sold in January 1997 and last four months of 1997, resulting in a decline of $400,000 in property net operating income.

         Property net operating income for 1996 was $1.8 million greater than 1995. However, on a comparable property basis, the retail properties in the portfolio for all of 1996 and 1995 increased income from property operations by $2.2 million primarily due to increased occupancy of small shop space, the addition of two anchor tenants and the recognition of a termination fee from an anchor tenant for $1.1 million in December 1996. The office portfolio on a comparable property basis for 1996 and 1995 increased income from property operations by $300,000 primarily due to increased occupancy at the Oklahoma City, OK, office property. The comparable parking portfolio produced an additional $300,000 in income from property operations due primarily to an increase in the guaranteed minimum rent paid by the operator of the parking facilities. The 1996 full-year impact of the apartment complex purchased in June 1995 and the shopping center purchased in April 1995 is offset by the sale in 1996 of two office buildings and an attached parking garage and sales in 1995 of an office building and two shopping malls.

         Mortgage interest expense increased when comparing 1997 to 1996 due to the $203 million in mortgage debt assumed in September 1997 in conjunction with the purchase of the remaining interest of the Trust's joint venture.

         Mortgage interest expense increased when comparing 1996 to 1995 due to four new mortgage loans totaling $48.5 million obtained during 1996. However, the Trust's refinancing in the fourth quarter of 1995 of four other mortgage loans at an average interest rate of 9.25% for one mortgage loan at 7.49% partially offset the full effect of the increase in mortgage interest expense from the addition of the four mortgage loans in 1996.

         Interest on bank loans decreased when comparing 1997 to the same period of 1996. In 1997, the Trust had an average of $19 million in bank borrowings versus $51 million in 1996. The net proceeds from the sale of preferred shares of beneficial interest in October 1996, the proceeds from a sale of a shopping mall in January 1997 and a portion of the net proceeds from the sale of shares of beneficial interest in January 1997 and June 1997 were used to repay short-term bank loans. However, partially offsetting the decrease in bank loan interest and other expense is the addition, in April 1997, of approximately $26 million in bank loans assumed in the acquisition of Impark and the accrual of the liability associated with a put-right which is attached to the Impark common shares issued to the former owners of Impark as part of the acquisition consideration.

         Depreciation and amortization expense increased when comparing 1997 to 1996. This increase in depreciation expense is primarily attributed to the amortization of goodwill and management contracts related to the acquisition of Impark, the depreciation of the malls acquired in September 1997, and the Trust's capital improvement program. These increases are partially offset by the non-recurring, non-cash $680,000 write-off of a tenant allowance which occurred in the first quarter of 1996 when the Trust replaced an anchor tenant at one of its malls.

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

         General and administrative expenses for 1997 increased when compared to the same periods of 1996. The increase is mainly attributed to the general and administrative expenses from the management of the nine properties acquired in a joint venture for 1997 and the acquisition of Impark in the second quarter of 1997. The increase in general and administrative expenses for 1997 was partially offset by a non-recurring, non-cash charge of $650,000 in 1996 for the termination of an employment contract of a former executive.

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

         The Trust has developed a plan to ensure it's systems are compliant with the requirements to process transactions in the year 2000. The majority of the Trust's internal information systems are compliant with year 2000 standards with the remainder to be updated or replaced in 1998. The cost to update or replace systems is expected to be expensed as incurred unless new systems are purchased which will be capitalized. The expense is not expected to be material to the Trust.