Form 10-K405, Exhibit 13
period 1998-12-31
FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS
filed 1999-03-29
CIK 37008

                                                                      Exhibit 13

                       FIRST UNION REAL ESTATE INVESTMENTS

FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PER SHARE DATA AND FOOTNOTE)

                                                                                                            RESTATED
                                                                                              1998            1997
                                                                                              ----            ----

Revenues                                                                                   $ 324,526       $ 235,544

Income (loss) before capital gain, extraordinary loss
  and after minority interest                                                                (91,465)          4,434
Net income (loss) before preferred dividend                                                  (83,518)          5,676

Net income (loss) applicable to shares of
  beneficial interest                                                                        (86,517)            845

Dividends declared                                                                             3,478          11,651

Per share

     Loss applicable to shares of beneficial interest before
       capital gain, extraordinary loss and after minority interest                        $   (3.07)      $    (.02)

     Net income (loss) applicable to shares of beneficial interest, basic and diluted          (2.81)            .03

     Dividends declared per share of beneficial interest                                         .11             .44






MARKET PRICE AND DIVIDEND RECORD

                                                                                                            DIVIDENDS
1998 QUARTERS ENDED                                                             HIGH           LOW          DECLARED
                                                                                ----           ---          --------

         December 31                                                         $  6 1/8     $  3 7/16           $

         September 30                                                           9 9/16       5 3/16

         June 30                                                               11 7/8        8 3/4

         March 31                                                              16 7/8       11                  .11
                                                                                                              -----
                                                                                                              $ .11
                                                                                                              =====



1997 QUARTERS ENDED

         December 31                                                         $ 16 5/16      $13 5/16          $ .11

         September 30                                                          14 1/8        12 5/8             .11

         June 30                                                               14 1/4        12 3/4             .11

         March 31                                                              14 1/2        11 5/8             .11
                                                                                                              -----
                                                                                                              $ .44
                                                                                                              =====




The Trust's shares are traded on the New York Stock Exchange (Ticker Symbol:
FUR). As of December 31, 1998, there were 3,500 recordholders of the Trust's shares of beneficial interest. The Trust estimates the total number of beneficial owners at approximately 11,000.

SELECTED FINANCIAL DATA

FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PER SHARE DATA AND FOOTNOTES)

                                                           RESTATED(1)    RESTATED(1)     RESTATED(1)    RESTATED(1)
                                                               1994           1995            1996           1997          1998
------------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
   Revenues(2)                                             $  76,339       $  79,205       $  81,867      $ 235,544      $ 324,526
   Income (loss) before capital gain, extraordinary
     loss, cumulative effect of accounting change and
     before minority interest(2),(3),(4)                       4,261             881           1,681          3,490        (91,465)
   Unrealized loss on carrying value of assets
     identified for disposition                                              (14,000)
   Capital gains, net                                                         31,577                          1,468         10,346
   Income (loss) before extraordinary loss, cumulative
     effect of accounting change and before minority
     interest(2),(3),(4)                                       4,261          18,458           1,681          4,958        (81,119)
   Extraordinary loss from early extinguishment of
     debt(5)                                                                    (910)           (286)          (226)        (2,399)
   Cumulative effect of change in accounting method(6)                        (4,325)
   Loss allocated to minority interest(2)                                                                       944
   Net income (loss) before preferred dividend                 4,261          13,223           1,395          5,676        (83,518)
   Net income (loss) applicable to shares of beneficial
     interest                                                  4,261          13,223             550            845        (86,517)
Dividends declared for shares of beneficial interest           7,273           7,542           7,684         11,651          3,478


Per share of beneficial interest
   Income (loss) before capital gain, extraordinary
     loss, cumulative effect of accounting change and
     after minority interest(2),(3),(4)                    $     .24       $     .05       $     .05      $    (.02)     $   (3.07)
   Income (loss) before extraordinary loss, cumulative
     effect of accounting change and after minority
     interest(2),(3),(4)                                         .24            1.02             .05            .04          (2.73)
   Extraordinary loss from early extinguishment of
     debt(5)                                                                    (.05)           (.02)          (.01)          (.08)
   Cumulative effect of change in accounting method(6)                          (.24)
   Net income (loss) applicable to shares of beneficial
     interest, basic and diluted                                 .24             .73             .03            .03          (2.81)
Dividends declared per share of beneficial interest              .40             .41             .44            .44            .11


FINANCIAL POSITION AT YEAR END
   Total assets                                            $ 352,005       $ 376,144       $ 413,054      $ 790,226      $ 786,684
   Current portion of debt(7)                                                                                              205,910
   Long-term obligations(8)                                  238,296         258,454         254,868        483,459        383,089
   Total equity                                               78,756          77,500         124,957        235,310        150,696


OTHER DATA
   Net cash provided by or (used for)
     Operations                                            $  19,053       $  12,989       $  11,085       $  15,740      $   6,413
     Investing                                               (26,507)        (28,345)        (47,002)       (112,233)       (52,429)
     Financing                                               (28,094)         15,783          35,466         110,406         74,327

This selected financial data should be read in conjunction with the Combined Financial statements and notes thereto.

(1) As a result of the Trust's review of lives assigned to real estate assets for calculation of depreciation expense during the fourth quarter of 1998, reduced asset lives have been assigned. Consequently, the Trust has restated its Combined Financial Statements for the years 1994 through 1998. Shareholders' equity at December 31, 1993 was restated from $103,766,000 to $81,806,000.

(2) In September 1997, First Union acquired the interests of its joint venture partners in eight shopping malls and 50% of another mall for $88 million in cash and the assumption of $203 million of mortgage debt. In April 1997, First Union's affiliated management company acquired voting control of Impark for $37 million in cash, the assumption of $26 million in debt and the issuance of $12 million of stock in Impark to Impark employees and to its former owner.

(3) In 1998, loss before capital gain, and extraordinary loss, effect of accounting change included the following expenses related to the proxy contest and the resulting change in the composition of the Trust's Board of
    Trustees:


                  Litigation and proxy expenses                                             $ 4.8 million
                  Other professional fees to avoid change in composition of Board             1.5 million
                  Severance expenses for employee change in control agreements
                     and employment contract termination                                      6.1 million
                  Expenses related to termination of First Union's former chairman,
                     president and chief executive officer                                    3.4 million
                  Vesting of restricted stock upon change in composition of Board             4.7 million
                                                                                          ---------------
                                                                                            $20.5 million
                                                                                          ===============

    In 1995, income before capital gain, extraordinary loss, cumulative effect of accounting change and minority interest included $1.6 million of litigation and proxy expenses.

(4) In 1998, the Trust recognized $36 million in unrealized losses on the carrying value of properties identified for disposition and Impark recognized a $15 million reduction of goodwill.

(5) In 1998, the Trust repaid approximately $87.5 million of its 8 7/8% Senior Notes resulting in $1.6 million in unamortized issue costs and solicitation fees being expensed. Also, in the fourth quarter of 1998, the Trust renegotiated its bank agreement and $90 million note payable resulting in $.8 million of deferred costs being expensed. In 1997 and 1996, the Trust renegotiated its bank credit agreements, resulting in a $226,000 and $286,000 charge, respectively, related to the write-off of unamortized costs. In November 1995, the Trust repaid approximately $36 million of mortgage debt resulting in a $910,000 charge for the write-off of unamortized costs and prepayment premiums.

(6) In December 1995, the Trust changed its accounting method to directly expense internal leasing costs and recorded a $4.3 million noncash charge for the cumulative effect of the accounting change as of the beginning of 1995. Funds from operations for previous years have been restated for the change in accounting method on a basis comparable to 1995.

(7) Included in the current portion of debt for 1998 is the $90 million note payable due August 11, 1999, the $101 million bank credit facility due August 1999, the $10.6 million deferred obligation, and 1999 mortgage principal payments.

(8) Included in long-term obligations are senior notes and mortgage loans. Bank loans are classified as long term for 1994 through 1997. Impark's bank loans are classified as long term for 1997 and 1998.

COMBINED BALANCE SHEETS

AS OF DECEMBER 31, (IN THOUSANDS)

                                                                                                           RESTATED
                                                                                           1998              1997
                                                                                           ----             -------
ASSETS

INVESTMENTS IN REAL ESTATE
  Land                                                                                    $130,340          $109,308
  Buildings and improvements                                                               676,519           647,000
                                                                                          --------          --------
                                                                                           806,859           756,308
  Less - Accumulated depreciation                                                         (165,357)         (142,082)
                                                                                          --------          --------
         Total investments in real estate                                                  641,502           614,226

INVESTMENT IN JOINT VENTURE                                                                  1,722             1,575

MORTGAGE LOANS AND NOTES RECEIVABLE,
  including current portion of $58 and $6,469, respectively                                  5,508            30,686

OTHER ASSETS
  Cash and cash equivalents - unrestricted                                                  28,649             2,582
                            - restricted                                                    16,526            14,282
  Accounts receivable and prepayments, net of allowances of
    $1,395 and $1,462, respectively                                                         21,809            20,070
  Investments                                                                                    5            13,103
  Inventory                                                                                  2,798             3,374
  Goodwill, net                                                                             45,379            66,560
  Management and lease agreements, net                                                       1,852             4,113
  Deferred charges and other, net                                                            6,864             6,300
  Unamortized debt issue costs, net                                                          7,758             7,445
  Other                                                                                      6,312             5,910
                                                                                          --------          --------
         Total assets                                                                     $786,684          $790,226
                                                                                          ========          ========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Mortgage loans, including current portion of $4,308 and $3,877, respectively            $345,042          $313,537
  Notes payable                                                                             94,996
  Senior notes                                                                              12,538           100,000
  Bank loans                                                                               125,821            69,922
  Accounts payable and accrued liabilities                                                  42,659            38,000
  Deferred obligations                                                                      10,602            10,807
  Deferred capital gains and other deferred income                                           3,283            10,646
  Liability to former owner of Impark                                                                         10,957
                                                                                          --------          --------
         Total liabilities                                                                 634,941           553,869
                                                                                          --------          --------

MINORITY INTEREST                                                                            1,047             1,047

SHAREHOLDERS' EQUITY
  Preferred shares of beneficial interest, $25 liquidation preference,
    2,300,000 shares authorized 1,349,000 shares and 2,300,000
    shares outstanding in 1998 and 1997, respectively                                       31,737            54,109
  Shares of beneficial interest, $1 par, unlimited authorization, outstanding               31,416            28,179
  Additional paid-in capital                                                               190,679           170,567
  Undistributed loss from operations                                                      (115,968)          (25,973)
  Undistributed capital gains                                                               14,949            14,949
  Deferred compensation                                                                                       (5,643)
  Accumulated other comprehensive income
       Available for sale securities                                                                             (66)
       Foreign currency translation adjustment                                              (2,117)             (812)
                                                                                          --------          --------
         Total shareholders' equity                                                        150,696           235,310
                                                                                          --------          --------
                                                                                          $786,684          $790,226
                                                                                          ========          ========




        The accompanying notes are an integral part of these statements.

COMBINED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                      RESTATED        RESTATED
                                                                                        1998            1997            1996
                                                                                      ---------       ---------       ---------
REVENUES
  Rents                                                                               $ 320,592       $ 225,388       $  75,555
  Interest - Mortgage loans                                                               1,211           2,907           4,732
           - Short-term investments                                                       1,337           1,525              80
           - Investments                                                                    302             494
  Equity in income from joint venture                                                       148             488             528
  Management fees                                                                           353           2,808             617
  Other income                                                                              583           1,934             355
                                                                                      ---------       ---------       ---------
                                                                                        324,526         235,544          81,867
                                                                                      ---------       ---------       ---------
EXPENSES
  Property operating                                                                    223,667         157,215          25,786
  Real estate taxes                                                                      12,453           9,948           8,297
  Depreciation and amortization                                                          33,389          22,892          15,890
  Interest - Mortgage loans                                                              29,032          15,437           8,877
           - Notes payable                                                                3,757
           - Senior notes                                                                 5,856           8,875           9,090
           - Bank loans and other                                                        12,214           5,552           5,459
  General and administrative                                                             37,577          12,135           6,787
  Litigation and proxy                                                                    4,848
  Foreign currency loss                                                                   2,198
  Unrealized loss on carrying value of assets identified for
   disposition and impaired assets                                                       51,000
                                                                                      ---------       ---------       ---------
                                                                                        415,991         232,054          80,186
                                                                                      ---------       ---------       ---------
INCOME (LOSS) BEFORE CAPITAL GAIN, EXTRAORDINARY LOSS AND
MINORITY INTEREST                                                                       (91,465)          3,490           1,681
  Capital gains, net                                                                     10,346           1,468
                                                                                      ---------       ---------       ---------
INCOME (LOSS) BEFORE EXTRAORDINARY LOSS AND
  MINORITY INTEREST                                                                     (81,119)          4,958           1,681
  Extraordinary loss from early extinguishment of debt                                   (2,399)           (226)           (286)
  Loss allocated to minority interest                                                                       944
                                                                                      ---------       ---------       ---------
NET INCOME (LOSS) BEFORE PREFERRED DIVIDEND                                             (83,518)          5,676           1,395
         Preferred dividend                                                              (2,999)         (4,831)           (845)
                                                                                      ---------       ---------       ---------

NET INCOME (LOSS) APPLICABLE TO SHARES OF BENEFICIAL INTEREST                         $ (86,517)      $     845       $     550
                                                                                      =========       =========       =========

PER SHARE DATA
Income (loss) applicable to shares of beneficial
  interest before capital gain, extraordinary
  loss, and after minority interest                                                   $   (3.07)      $    (.02)      $     .05
Income (loss) before extraordinary loss and after minority interest                       (2.73)            .04             .05
Extraordinary loss from early extinguishment of debt                                       (.08)           (.01)           (.02)
                                                                                      ---------       ---------       ---------
NET INCOME (LOSS) APPLICABLE TO SHARES OF BENEFICIAL INTEREST, BASIC AND DILUTED      $   (2.81)      $     .03       $     .03
                                                                                      =========       =========       =========

ADJUSTED SHARES OF BENEFICIAL INTEREST, BASIC                                            30,772          24,537          17,172
ADJUSTED SHARES OF BENEFICIAL INTEREST, DILUTED                                          31,015          25,415          17,706



COMBINED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, (In thousands)

Net income (loss)                                                                     $ (86,517)      $     845       $     550
     Other comprehensive income
         Available for sale securities                                                       66             (66)
         Foreign currency translation adjustment                                         (1,305)           (812)
                                                                                      ---------       ---------       ---------
Comprehensive income (loss)                                                           $ (87,756)      $     (33)      $     550
                                                                                      =========       =========       =========


        The accompanying notes are an integral part of these statements.

COMBINED STATEMENTS OF CHANGES IN CASH

FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS)

                                                                                         RESTATED          RESTATED
                                                                            1998           1997              1996
                                                                         ---------       ---------       ---------
CASH PROVIDED BY (USED FOR) OPERATIONS
  Net income (loss) before preferred dividend                            $ (83,518)      $   5,676       $   1,395
  Adjustments to reconcile net income (loss) before preferred dividend to net cash provided by operations
     Depreciation and amortization                                          33,389          22,892          15,890
     Extraordinary loss from early extinguishment of debt                    2,399             226             286
     Capital gains, net                                                    (10,346)         (1,468)
     Unrealized loss on carrying value of assets
       identified for disposition and impaired assets                       51,000
     Vesting of restricted shares                                            4,706
     Foreign currency loss                                                   2,198
     Increase in deferred charges and other, net                            (1,316)         (4,998)           (963)
     Increase in deferred income                                               355           2,073
     Increase in deferred interest on mortgage
       investments                                                              (6)           (122)           (400)
     (Decrease) increase in deferred obligations                               (20)            (18)            155
     Net changes in other assets and liabilities                             7,572          (8,521)         (5,278)
                                                                         ---------       ---------       ---------
           Net cash provided by operations                                   6,413          15,740          11,085
                                                                         ---------       ---------       ---------

CASH PROVIDED BY (USED FOR) INVESTING
  Repayment of mortgage investment and note payable                         25,045          16,200
  Principal received from mortgage investments                                 139             216             176
  Proceeds from sales of properties                                          6,507          18,374           8,825
  Purchase of investments                                                   (1,771)        (12,746)
  Sale of investments                                                       15,141
  Investments in properties                                                (63,022)           (834)         (5,491)
  Acquisition of joint venture interests, net of cash acquired                             (72,900)
  Investment in joint venture                                                                              (30,248)
  Deposit for property acquisitions                                           (170)         (2,315)
  Investment in Impark, net of cash acquired                               (11,195)        (36,574)
  Investments in capital and tenant improvements                           (23,103)        (21,654)        (20,264)
                                                                         ---------       ---------       ---------
           Net cash used for investing                                     (52,429)       (112,233)        (47,002)
                                                                         ---------       ---------       ---------

  CASH PROVIDED BY (USED FOR) FINANCING
  Increase (decrease) in bank loans                                         57,446          19,582         (43,800)
  Issuance of preferred shares of beneficial interest, net of costs                                         54,109
  Increase in notes payable                                                 90,000
  Increase in mortgage loans                                                30,000           2,737          48,500
  Repayment of mortgage loans  - Normal payments                            (3,951)         (2,765)         (3,286)
                               - Balloon payments                             (468)        (13,835)
  Repayment of senior notes                                                (87,462)
  Repayment of medium term notes                                                                            (5,000)
  Proceeds from sale of interest rate cap                                                                    1,025
  Purchase of First Union shares                                            (1,830)                         (7,125)
  Sale of First Union shares                                                 2,996         121,291             252
  Sale of hedge agreement                                                      825
  Debt issue costs paid                                                     (3,320)         (1,261)         (1,414)
  Dividends paid to shares of beneficial interest                           (6,577)        (10,473)         (7,789)
  Dividends paid to preferred shares of beneficial interest                 (3,332)         (4,870)
  Other                                                                                                         (6)
                                                                         ---------       ---------       ---------
           Net cash provided by financing                                   74,327         110,406          35,466
                                                                         ---------       ---------       ---------
  Increase (decrease) in cash and cash equivalents                          28,311          13,913            (451)
  Cash and cash equivalents at beginning of year                            16,864           2,951           3,402
                                                                         ---------       ---------       ---------
  Cash and cash equivalents at end of year                               $  45,175       $  16,864       $   2,951
                                                                         =========       =========       =========




The accompanying notes are an integral part of these statements.

COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

(IN THOUSANDS, EXCEPT FOOTNOTES)

                                                                            RESTATED
                                          PREFERRED                        UNDISTRIBUTED
                                           SHARES     SHARES                  INCOME                             FOREIGN
                                             OF         OF     ADDITIONAL    (LOSS)    UNDISTRIBUTED  DEFERRED CURRENCY  AVAILABLE
                                         BENEFICIAL  BENEFICIAL PAID-IN       FROM        CAPITAL     COMPEN- TRANSLATION  FOR SALE
                                         INTEREST    INTEREST   CAPITAL  OPERATIONS(1)(2)  GAINS      SATION   ADJUSTMENT SECURITIES
                                         --------    --------   -------  ----------------  -------    ------   ---------- ---------
BALANCE DECEMBER 31, 1995                            $17,485    $55,081   $   16,823      $14,949       $(1,983)
   Prior period adjustment(1)                                                (24,856)
                                         --------    -------   --------     ---------     -------   ------------   -------   -----
   Balance December 31, 1995 as restated              17,485     55,081       (8,033)      14,949        (1,983)
                                                     -------   --------     ---------     -------   ------------
   Net income before preferred dividend
    (restated)                                                                 1,395
   Dividends paid or accrued on shares
    of beneficial interest ($.44/share)                                       (7,684)
   Dividends accrued on preferred shares
    ($.3674/share)                                                              (845)
   Sale of 2,300,000 preferred shares of
    beneficial interest, $25 per share,
    net                                    $54,109
   Shares sold under long-term incentive
    ownership plan and share option
    agreements                                            31        221
   Restricted shares issued                              142      1,603                                  (1,745)
   Restricted shares forfeited                           (36)      (226)
   Deferred compensation related to
    restricted shares                                                                                       499
   Other                                                             (7)
                                           -------   -------   --------     ---------     -------   ------------   -------   -----
BALANCE DECEMBER 31, 1996 (RESTATED)        54,109    17,622     56,672      (15,167)      14,949        (3,229)       --      --

   Net income before preferred
    dividend (restated)                                                        5,676
   Dividends paid or accrued on shares
    of beneficial interest ($.44/share)                                      (11,651)
   Dividends accrued on preferred shares
    ($2.10/share)                                                             (4,831)
   Sale of 3,910,000 shares of
    beneficial interest, net                           3,910     42,211
   Sale of 6,325,000 shares of
    beneficial interest, net                           6,325     68,139
   Shares sold under long-term incentive
    ownership plan and share option
    agreements                                            96        611
   Restricted shares issued                              226      2,934                                  (3,160)
   Deferred compensation related to
    restricted shares                                                                                       746
   Foreign currency translation
    adjustment                                                                                                     $  (812)
   Available for sale securities                                                                                            $ (66)
                                           -------   -------   --------     ---------     -------   ------------   -------   -----
BALANCE DECEMBER 31, 1997 (RESTATED)        54,109    28,179    170,567      (25,973)      14,949        (5,643)      (812)   (66)

   Net loss before preferred
    dividend                                                                 (83,518)
   Dividends paid on shares of
    beneficial interest ($.11/share)                                          (3,478)
   Dividends paid or accrued on
    preferred shares ($2.10/share)                                            (2,999)
   Conversion of preferred shares          (22,372)    3,144     19,228
   Shares sold under long-term incentive
    ownership plan and share option
     agreements                                          373      2,623
   Restricted shares issued                              343      4,632                                  (4,975)
   Restricted shares forfeited                          (453)    (5,147)                                  5,600
   Shares purchased                                     (170)    (1,660)
   Issuance of 500,000 stock warrants                               436
   Deferred compensation related to
    restricted shares                                                                                       312
   Vesting of restricted shares                                                                           4,706
   Foreign currency translation adjustment                                                                          (1,305)
   Available for sale securities                                                                                               66
                                           -------   -------   --------     ---------     -------   ------------   -------   -----
BALANCE DECEMBER 31, 1998                  $31,737   $31,416   $190,679(2) $(115,968)(3)  $14,949   $     --       $(2,117) $  --
                                           =======   =======   ========     =========     =======   ============   =======   =====

(1) The Trust changed its useful lives for the calculation of depreciation expense in 1998 and restated its Combined Financial Statements for the five years ended December 31, 1998. The cumulative effect of changing the asset lives prior to December 31, 1994 is $24,856,000.

(2) Includes the balance of cumulative undistributed net loss of First Union Management, Inc. of $5,825,000, $6,621,000, $5,497,000 and $36,346,000 as
     of December 31, 1995, 1996, 1997 and 1998, respectively.

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

                  The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from these estimates.

                  The Trust's properties are leased to the Company through February 28, 1999. Thereafter, the Trust became self-managed.

                  At December 31, 1998 and 1997, buildings and improvements included equipment and appliances of $8.1 million and $7.2 million, respectively.

                  Tenant leases generally provide for billings of certain operating costs and retail tenant leases generally provide for percentage rentals, in addition to fixed minimum rentals. The Trust and Company accrue the recovery of operating costs based on actual costs incurred and accrue percentage rentals based on current estimates of each retail tenant's sales. In July 1998, the Trust adopted the Financial Accounting Standards Board's Emerging Issues Task Force Bulletin 98-9 (EITF-98-9), "Accounting for Contingent Rent in Interim Financial Periods" on a prospective basis. EITF-98-9 requires that contingent rental income, such as percentage rent which is dependent on sales of retail tenants, be recognized in the period that a tenant exceeds its specified sales breakpoint. Consequently, the Trust will accrue the majority of percentage rent income in the fourth quarter of each year in accordance with EITF-98-9. For the years ended December 31, 1998, 1997 and 1996, the accrued recovery of operating costs and percentage rent income approximated $36.2 million, $21.9 million and $15.7 million, respectively. Impark recognizes gross revenue collected or due from parking lots which it manages. Deferred revenue is derived primarily from revenue received in advance of its due date.

                  Depreciation for financial reporting purposes is computed using the straight-line method. Buildings are depreciated over their estimated useful lives of 10 to 40 years, based on the property's age, overall physical condition, type of construction materials and intended use. Improvements to the buildings are depreciated over the remaining useful life of the building at the time the improvement is completed. Tenant alterations are depreciated over the life of the lease of the tenant. The Trust annually reviews its portfolio of properties for any impairment as required by Statement of Financial Accounting Standards
         (SFAS) 121 (Accounting for Long-Lived Assets and Long-Lived Assets to be Disposed of).

                  The Trust's buildings are depreciated as follows:

                                         LIFE                    BUILDINGS
                                       (IN YEARS)              (IN THOUSANDS)

                                         40                        $669,583
                                         30                           2,042
                                         25                           4,736
                                         10                             158
                                                                   --------
                                                                   $676,519

                  The Trust's useful lives for the calculation of depreciation:

                                      Shopping malls                40
                                      Apartments                    40
                                      Office buildings              40
                                      Parking garages            25 - 40
                                      Parking facilities            10

                  Equipment and appliances are depreciated over useful lives of five to ten years. Parking equipment is depreciated using the declining balance method resulting in approximately 20 - 30% of the equipment balance being depreciated per year. Parking leasehold improvements are depreciated over five years. Routine maintenance and repairs, including replacements, are charged to expense; while replacements which improve or extend the lives of existing properties are capitalized.

                  Goodwill represents the excess of cost over the value assigned to the net assets from the purchase of Impark. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization at December 31, 1998 and 1997, was $2.3 million and $.8 million, respectively. Impark recorded a U.S. $15 million reduction of goodwill in December 1998, in accordance with SFAS 121.

                  Lease and management agreements are recorded at cost and represent Impark's investment in parking lot agreements acquired from other parking lot management companies. The underlying value of this asset is calculated by discounting future cash flows of each agreement over its length of term. Management and lease agreements terminated before the life of the agreements are expensed. Amortization is provided on a straight-line basis over their useful lives of approximately three years as of the acquisition in April 1997. Accumulated amortization at December 31, 1998 and 1997 was $3.6 million and $1.3 million, respectively.

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

                  At December 31, 1998 and 1997, $12.6 million and $14.3 million of cash was restricted based on terms of a mortgage. Additionally, $3.9 million of cash as of December 31, 1998 was classified as restricted as it secures benefits under change of control agreements with employees of the Trust and Company.

                  Investments as of December 31, 1997, consisted of shares of beneficial interest of other real estate investment trusts and a U.S. Treasury Bill. The shares of beneficial interest were classified as securities available for sale and were reported at their fair value in the balance sheet. The U.S. Treasury Bill was classified as a held-to-maturity security and was recorded at cost plus accrued interest. The U.S. Treasury Bill was collateral to secure an obligation due to the former owners of Impark. The shares of beneficial interest of other real estate investment trusts and the U.S. Treasury Bill were sold in 1998.

                  The Trust has calculated earnings per share for 1998 and 1997 in accordance with SFAS 128 (Earnings Per Share) and restated 1996. SFAS 128 requires that common share equivalents be excluded from the weighted average shares outstanding for the calculation of basic earnings per share. The reconciliation of shares outstanding for the basic and fully diluted earnings per share calculation is as follows (in thousands):

                                                           1998        1997        1996
                                                         ------      ------      ------

                 Basic weighted average shares           30,772      24,537      17,172
                 Stock options, treasury method             243         571         367
                 Restricted shares, treasury method                     307         167
                                                         ------      ------      ------
                 Diluted weighted average shares         31,015      25,415      17,706
                                                         ======      ======      ======

                  The preferred shares and warrants to purchase shares of beneficial interest are anti-dilutive and are not included in the weighted average shares outstanding for the diluted earnings per share.

                  The assets and liabilities of the Canadian operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts are translated at the weighted average exchange rates for the year. The gains or losses resulting from these translations are recorded in a separate component of shareholders' equity. Gains or losses resulting from realized foreign currency and intercompany transactions are included in net income.

                  Financial instruments held by the Trust and the Company include cash and cash equivalents, accounts receivable, mortgage loans receivable, accounts payable, revolving credit agreements, long-term debt, interest rate caps and a currency swap contract. The Trust and the Company do not hold or issue financial instruments or derivative financial instruments for trading purposes.

                  During 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement requires companies to recognize all derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. This statement is effective for fiscal years beginning after June 15, 1999. The Trust will adopt this Statement on January 1, 2000, and is in the process of determining the effect that adoption will have on its financial statements.

                  In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for the Trust and Company as of January 1, 1999. This SOP requires capitalization of certain development costs of software to be used internally.

                  In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," which is effective for the Trust as of January 1, 1999. This SOP requires start-up and organization costs to be expensed as incurred and also requires previously deferred start-up costs to be recognized as a cumulative effect adjustment in the statement of income upon adoption.

                  These SOPs, which the Trust and Company plan to adopt as of January 1, 1999, are not expected to have a material effect on the Trust's and Company's financial statements.

                  Certain reclassifications have been made to prior year balances so that they are comparable to 1998.

2.       RESTATEMENT OF COMBINED FINANCIAL STATEMENTS

                  The Trust has restated its Combined Financial Statements for each of the five years ended December 31, 1998 as a result of changing the lives of assets used to calculate depreciation expense. The cumulative effect of changing the lives of the assets for years prior to 1994 results in a charge to undistributed income as included in shareholders equity of approximately $22 million.

                  Net income and net income per share both basic and diluted prior to and after the restatement for the change in depreciation lives are disclosed in the following table (amounts in thousands except per share):

                                                                    CHANGE IN CAPITAL
                                                                      GAINS FOR SOLD
                                  NET INCOME AS      CHANGE IN     PROPERTIES BASED ON
                                    PREVIOUSLY      DEPRECIATION        RESTATED          RESTATED NET
                       YEAR          REPORTED         EXPENSE          DEPRECIATION          INCOME
                       ----          --------         -------          ------------          ------

                       1997           $ 3,043          $(3,441)            $1,243              $ 845
                       1996             3,291           (2,741)               ---                550
                       1995            13,891           (2,375)             1,707             13,223
                       1994             6,485           (2,224)               ---              4,261

                                  NET INCOME PER     CHANGE IN
                                     SHARE AS       DEPRECIATION                          RESTATED NET
                                    PREVIOUSLY      EXPENSE PER     CHANGE IN CAPITAL     INCOME (LOSS)
                       YEAR          REPORTED          SHARE          GAIN PER SHARE        PER SHARE
                       ----          --------          -----          --------------        ---------

                       1997            $.12            $(.14)              $.05               $.03
                       1996             .19             (.16)               ---                .03
                       1995             .77             (.13)               .09                .73
                       1994             .36             (.12)               ---                .24

3.       LIQUIDITY

                  The Trust has a $90 million note payable due on August 11, 1999 and the reduction of the availability of its bank loan facility commitment during 1999 with the facility to be terminated on August 11, 1999.

                  As of December 31, 1998, the Trust has $90 million outstanding under the notes payable and $101 million outstanding under the bank credit facility. The Trust plans to repay the debt in 1999 with a combination of property sales, a $50 million rights offering, mortgage financing, and cash available.

                  The Trust sold a shopping center and an office building in the first quarter of 1999 generating $11.1 million of net proceeds which was used to repay a portion of the note payable. Additionally, the Trust has entered into contracts to sell six properties to generate $45.6 million in net proceeds and obtain $66.4 million in mortgage financing on seven properties. The sale of the properties and mortgage financing is to be completed throughout the second quarter of 1999. The Trust also expects to complete a rights offering of approximately $50 million in April 1999 pending an effective registration statement. The cash generated from these transactions is expected to approximate $162 million. Additionally, the Trust had $28.6 million of cash at December 31, 1998.

                  As a contingency to the aforementioned sales transactions, the Trust has contracted to sell an additional five shopping malls which is anticipated to generate $56.8 million in net proceeds.

                  Although the Trust believes that the transactions listed above will occur as planned, there can be no assurance that each transaction will be completed or they will occur in the time frame or at the anticipated amounts.

4.       COMPREHENSIVE INCOME

                  Effective January 1, 1998, the Trust adopted SFAS 130 (Reporting Comprehensive Income) which requires disclosure of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as changes in shareholders' equity such as foreign currency translation adjustments and reserves for the valuation of securities held for sale. The adoption of this statement had no impact on the Trust's net income or shareholders' equity. Prior year financial statements have been reclassified to conform to the requirements of this statement.

5.        WARRANTS TO PURCHASE SHARES OF BENEFICIAL INTEREST

                  The Trust in November 1998 issued 500,000 warrants which allow a third party to purchase 500,000 shares of beneficial interest at $10 per share. The warrants expire in November 2008. The Trust issued the warrants to the third party as part of the consideration for various services provided to the Trust and recorded $.4 million in expense as a measurement of this consideration. The fair value of the consideration was determined using the Black-Scholes model with the warrants' term of 10 years, a 4% dividend yield, a 4% risk free interest rate and a volatility factor of 32%.

6.       FINANCIAL INSTRUMENT

                  In 1997, the Trust entered into a foreign currency swap agreement maturing in 2009 to reduce the impact of foreign exchange rates on intercompany debt. The contract was tied to a $36 million Canadian principal, 4% per annum interest obligation with respect to a $26 million U.S. principal, 4.065% per annum interest, intercompany transaction. Both notional amounts increased by approximately 8% per annum. The interest differential paid or received on the swap contract was recognized as an adjustment to interest expense. The Trust was required to collateralize its position in the swap contract with a $2 million U.S. interest bearing deposit as of December 31, 1997. The collateral amount was not impaired as of December 31, 1997. In June 1998, the Trust sold the swap agreement for $825,000 in cash and was returned its full collateral securing this agreement.

7.       COMBINED STATEMENTS OF CHANGES IN CASH

                  The Trust and the Company consider all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. The Trust and Company paid interest of $51.4 million, $29.9 million and $24.1 million in 1998, 1997 and 1996, respectively. During 1996, $121,000 of interest related to construction projects was capitalized.

8. UNREALIZED LOSS ON CARRYING VALUE OF ASSETS IDENTIFIED FOR DISPOSITION AND IMPAIRED ASSET

                  Management reviews the net realizable value of the Trust's portfolio periodically to determine whether an allowance for possible losses is necessary. The carrying value of the Trust's investments in real estate is evaluated on an individual property basis in accordance with SFAS 121. In December 1998, the Trust recorded $36 million in unrealized losses on the carrying value of three shopping centers, two office properties and a parking facility which were identified for disposition. The Trust determined that these assets, which are actively being marketed for sale, were impaired based on the bids received for these assets as compared to their net book value. The bids received for these assets best represent the cash flow to be realized in accordance with SFAS 121. Assets identified for disposition as of December 31, 1998, had a net book value of $44.2 million, net of the $39.6 million balance of the asset reserve as of December 31, 1998.

                  Impark recorded a $15 million U.S. reduction of goodwill in December 1998, in accordance with SFAS 121. Management annually evaluates the amortization life for goodwill by reviewing the recoverability of Impark's assets, including goodwill related to the acquisition of Impark. Measurement of the recoverability of the net book value of Impark is based on estimated undiscounted future cash flows of Impark over a holding period and applying a multiple of earnings of similar companies to value the entire operations, including goodwill. When the recoverability of Impark's assets, including goodwill, is less than its net book value, a discount factor is applied to the estimated future cash flows and the resulting amount is then compared to the net book value. The difference is recognized as an impairment under SFAS 121 by reducing goodwill. The estimates used for future cash flows may differ from actual performance due to the number of variables having an effect on daily operations and markets in which these operations are located.

                  In January 1997, the Trust sold a shopping center for $9 million in cash. The sale resulted in a capital loss of $4 million which was provided for as part of a $14 million noncash, unrealized loss on the carrying value of certain assets that was recorded in December 1995.

                  In February 1996, the Trust sold two office buildings and an attached parking garage in Cleveland, OH for $1.8 million in cash and a $7 million, 8% note secured by the properties. The note was repaid in June 1996. This sale resulted in a capital loss of $5.5 million which was provided for as part of a $14 million noncash, unrealized loss on the carrying value of certain assets that was recorded in December 1995.

                  The amount of assets identified for sale, the reserve for loss and the losses deducted from the reserve are summarized for the years ended December 31 in the following table (amounts in thousands):

                                                                                  RESTATED       RESTATED
                                                                    1998            1997           1996
                                                                   --------       --------       --------

                 Assets identified for sale
                 Net book value of assets identified for sale      $  5,163       $ 27,451       $ 41,527
                 (At historical cost less accumulated
                 depreciation)
                   Additions                                         79,034            808          1,362
                   Depreciation                                        (360)          (387)        (1,312)
                   Sales of assets                                                 (22,709)       (14,126)
                                                                   --------       --------       --------
                 Net book value of assets identified
                   for sale at year end                            $ 83,837       $  5,163       $ 27,451
                                                                   ========       ========       =======

                 Reserve for loss                                  $  3,630       $  7,605       $ 13,060
                 Additions to reserve                                36,000
                 Losses realized on sale of assets                                  (3,975)        (5,455)
                                                                   --------       --------       --------
                 Reserve at year end                               $ 39,630       $  3,630       $  7,605
                                                                   ========       ========       =======

                  Property net operating income which is rents less operating expenses for assets identified for disposition are summarized for the years ended December 31 in the following table (amounts in thousands):

                                                                    1998             1997          1996
                                                                    -------        -------        -------
                 Revenues                                           $15,217        $17,145        $20,842
                 Operating expenses                                   7,756          8,456          9,895
                                                                    -------        -------        -------
                 Property net operating income                      $ 7,461        $ 8,689        $10,947
                                                                    =======        =======        =======

9.       CAPITAL GAINS AND LOSSES

                  In May 1998, the Trust sold its investment in the land beneath the Huntington Building in Cleveland, OH for $6.1 million resulting in a capital gain of $1.7 million. Additionally, an $18.8 million mortgage investment secured by the Huntington Building was repaid in 1998 resulting in the recognition of a $7.7 million capital gain which was deferred when the building was sold in 1982 since the Trust received the mortgage note as consideration. In June 1998, the Trust sold a forward exchange agreement resulting in a gain of $.8 million. The forward exchange contract was purchased to protect the Trust from foreign currency fluctuations resulting from notes issued in conjunction with the acquisition of Impark. In December 1998, the Trust sold a land parcel in Monroe, LA resulting in a gain of $.1 million.

                  In November 1997, the Trust sold an apartment complex in Dayton, OH, for $.7 million in cash, a $2.6 million, 8.75% second mortgage, secured by the property, and the assumption by the purchaser, of a $7.6 million existing mortgage loan. The capital gain recognized was $2.7 million. In December 1997, the Trust sold an office complex in Oklahoma City, OK, for $4.7 million in cash resulting in a capital loss of $1.2 million.

10.      EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT

                  In 1998, the Trust repaid $87.5 million of its 8 7/8% senior notes resulting in $1.6 million of unamortized issue costs and solicitation fees being expensed. Additionally, the Trust renegotiated its bank credit agreement and the terms of the $90 million note payable in 1998 resulting in $.8 million of deferred costs related to the bank credit agreement and note payable being expensed.

                  In 1997 and 1996, the Trust renegotiated its bank credit agreements resulting in $226,000 and $286,000, respectively, of deferred costs relating to its prior bank credit agreements being expensed.

11.      ACQUISITIONS

                  On April 17, 1997, the Company acquired voting control of Impark for $36.6 million in cash, assuming $26 million in debt and issuing to its former owners $10.5 million in non-voting stock in Impark and issuing to Impark employees $.7 million of non-voting stock, $.2 million in voting stock and $1 million in preferred stock of Impark. The transaction was recorded using purchase accounting.

                  On September 1, 1997, the Trust purchased the interests of its joint venture partners in eight shopping malls and 50% of another mall for $88 million in cash and the assumption of $203 million of mortgage debt. The transaction was recorded using purchase accounting.

                  The following unaudited pro forma information presents a summary of consolidated results of the Trust, the Company and Impark and the former joint venture properties as if the acquisitions occurred at the beginning of 1996 with pro forma adjustments to give effect to the amortization of goodwill, management and lease agreements, depreciation of property and interest expense (in thousands, except per share data):

                                                                               RESTATED        RESTATED
           (UNAUDITED)                                                           1997            1996
                                                                                 ----            ----
           Revenue                                                             $323,104        $313,303

           Net income (loss) applicable to shares of beneficial interest            (71)             47

           Net income (loss) applicable to shares of beneficial interest per
           share                                                                     --              --

12.      LIABILITY TO FORMER OWNERS OF IMPARK

                  The Company issued $10.5 million in non-voting common stock in Impark to its former owners in connection with the acquisition of Impark. The purchase price payable under the non-voting common stock increased from the aggregate issue price as of April 17, 1997 at an 8% per annum rate on the outstanding amount for the first six months and compounded by an additional one percentage point per annum each six month period thereafter up to a maximum rate of 17% per annum. To secure the Trust's obligations under this agreement, the Trust placed United States Treasury securities on deposit with a trustee and classified these securities as Investments in the December 31, 1997 Combined Balance Sheets. The non-voting common stock was recorded as an Other Liability in the Combined Balance Sheets as of December 31, 1997 and was being accreted to its final put price as a charge to expense. On June 1, 1998 the Company purchased the remaining non-voting common stock of Impark that it did not own for $11.2 million and the Trust subsequently sold the United States Treasury securities that served as collateral.

13.      INVESTMENTS IN MORTGAGE LOANS AND NOTES RECEIVABLE

                  As of December 31, the Trust had the following investments in mortgage loans and notes receivable (amounts in thousands):

                                                                             CURRENT
                                                                             RATE ON
                                                                            INVESTMENT          1998            1997
                                                                            ----------          ----            ----

         First mortgage loan secured by an office building
         in Cleveland, OH, maturing in 2011                                   9.65%                              $18,908

         Mortgage loan secured by a mall in Fairmount, WV,
         maturing in 1998 and partnership units of Crown
         American Properties, L.P.                                               9%                                6,199

         Second mortgage loan secured by
         an apartment complex in Dayton, OH, maturing in 2002                 8.75%                $2,581          2,600

         Note receivable secured by management
         contract on an apartment complex in
         Atlanta, GA, maturing in 2008                                          10%                 1,727          1,779

         Note receivable secured by Temple Mall Company,
         maturing in 2023                                                        6%                 1,200          1,200
                                                                                                   ------        -------
                                                                                                   $5,508        $30,686
                                                                                                   ======        =======

                  The Cleveland, OH and Fairmont, WV mortgages were paid in full in 1998. The book value of mortgage investments approximates fair market value as of December 31, 1998 based on current market conditions and market interest rates.

14.      BANK LOANS

         TRUST

                  As of December 31, 1998, the Trust has $101 million outstanding under a fully secured $110 million credit agreement at a weighted interest rate of 8.37% and 8.02% for December 31, 1997. In accordance with an agreement in principle subject to final documentation; the credit available under this agreement is reduced to $80 million on April 30, 1999 and $50 million on June 30, 1999. The pending agreement will amend the present commitment reduction dates of March 17, 1999 and May 17, 1999, respectively. The Trust expects to pay a fee of $.3 million to obtain the additional time period. The agreement in principle also provides for a reduction in the total credit facility commitment from $110 million. It also requires that $9 million of proceeds from an anticipated rights offering be used to repay exiting borrowings. This credit agreement matures in August
         1999. Interest under this agreement is calculated, at the option of the Trust, based on an Eurodollar rate plus 300 basis points or the prime rate of the lender plus 50 basis points. The Trust may not use borrowings under this credit agreement to repay any other existing debt of the Trust, the Company or Impark. Additionally, the Trust has posted an $8 million letter of credit as collateral for Impark's credit facility, reducing the Trust's available borrowing by this amount. As the bank loans are at market interest rates, the fair value is the carrying amount of the loans. The weighted average interest rate for 1998 and 1997 for the credit agreement was 7.9% and 8%, respectively.

                  Commitment fees not greater than 3/8% per annum are payable on the unused portion of the revolving credit agreement. The agreement contains certain requirements including maintaining minimum funds from operations (income from operations plus depreciation and amortization), net worth, leverage, debt service and interest coverage. The Trust obtained a waiver at September 30, 1998 for violation of its financial covenants and also obtained modification to the debt service, interest coverage and net worth requirements and the methodology for calculating net income by excluding certain non-recurring or extraordinary charges or expenses through the termination of the credit facility. Also, the Trust has received a waiver with respect to the change in the majority of the Trust's Board of Trustees until June 30, 1999. The waiver and modification of the calculation of net income was obtained for an $.8 million fee. The Trust is in compliance with the required covenants as of December 31, 1998.

                  The Trust has a rate guarantee contract in the notional amount of $73.5 million which is tied to LIBOR increasing to a maximum rate of 7%. This rate contract is used by the Trust to reduce the impact of changes for interest rates on its floating rate bank loans. The contract expires in October 2000 and the cost is being amortized over the life of the contract.

         IMPARK

                  As of December 31, 1998, Impark has $33.8 million Canadian outstanding under a secured credit agreement at an weighted average interest rate of 7% and 6% for December 31, 1997. The credit agreement consists of revolving, acquisition, and term bank commitments of $6.5 million, $.9 million and $31.4 million Canadian, respectively. The revolving, acquisition and term bank facilities have $1.5 million, $.9 million, and $31.4 million Canadian outstanding, respectively, at December 31, 1998. The credit agreement matures in April 2000. The weighted average interest rate for the credit agreement was 7% for 1998 and 5.6% for 1997. As the bank loans are at market interest rates, the fair value is the carrying amount of the loans.

                  The Trust for a fee to the bank facility lenders, provided a letter of credit for $8 million U.S. to secure a portion of the balance outstanding under the bank facility, and has agreed to collateralize, on August 11, 1999, the bank facility with $5 million U.S. in securities and to allow the bank facility to be put to the Trust in November 1999.

                  The revolving and acquisition credit facilities bear interest at the lender's prime rate plus 50 basis points and the term facility bears interest at the Canadian Bankers Acceptance rate plus 150 basis points. Both interest rates increase by 25 basis points after June 30, 1999. Additionally, Impark will pay a fee of 55 basis points retroactive to the bank credit facilities inception date to the lenders upon maturity of the credit facility. In exchange for a fee of $.4 million Canadian, Impark has obtained reduced requirements under its interest coverage and leverage financial covenants through September 30, 1999 and may deduct certain non-recurring or extraordinary charges for determining earnings before interest, taxes, depreciation and amortization for covenant purposes. The fee also waived Impark's non-compliance with its financial covenants at September 30, 1998. Impark also received a waiver for the change in the majority of the Trust's Board of Trustees through June 30, 1999. Impark was in compliance with its bank covenants at December 31, 1998.

15.      MORTGAGE LOANS PAYABLE AND DEFERRED OBLIGATION

                  As of December 31, 1998, the Trust had outstanding $345 million of mortgage loans due in installments extending to the year 2018. Interest rates on fixed rate mortgages range from 6.869% to 12.25% with $34 million of mortgage loans bearing interest based on LIBOR. The weighted average interest rate of these mortgages is 7.32% at December 31, 1998. Principal payments due during the five years following December 31, 1998 are $4.3 million, $4.7 million, $39.1 million, $52.3 million and $5.6 million, respectively. A $38.7 million mortgage at 12.25% requires participation in the cash flow of the secured property over predefined levels. An $162.1 million mortgage note at 8.43% requires all rents and other tenant charges from the seven properties that are security for the mortgage to be directly deposited into a bank account which is pledged as additional security for the mortgage note and is restricted in use by the lender. The Trust also has outstanding a $10.6 million deferred obligation at an interest rate of 14.88%, which is due upon demand. The fair value of the mortgage loans payable and deferred obligation at December 31, 1998 is approximately book value based on current market interest rates and market conditions.

16.      SENIOR NOTES

                  In July 1998, the Trust commenced a tender offer to purchase for cash all $100 million principal amount of its 8 7/8% Senior Notes due 2003 at $970 per $1,000 principal amount of Senior Notes, plus accrued and unpaid interest. Concurrent with the tender offer, the Trust conducted a consent solicitation and offered a consent payment of $30 per $1,000 principal amount of Senior Notes to amend the indenture governing the Senior Notes and to terminate listing of the Senior Notes on the New York Stock Exchange. In August 1998, pursuant to the tender offer and consent solicitation, holders of approximately 88% of the outstanding Senior Notes consented to the indenture amendments and delisting and the Trust purchased approximately $87.5 million principal amount of Senior Notes. The Trust has approximately $12.5 million of 8 7/8% Senior Notes outstanding at December 31, 1998. The fair value of the Senior Notes is approximately $12.4 million based on current market quotations.

17.      PREFERRED SHARES OF BENEFICIAL INTEREST

                  In October 1996, the Trust issued $57.5 million of Series A cumulative convertible redeemable preferred shares of beneficial interest ("Series A Preferred Shares"). The 2,300,000 Series A Preferred Shares were issued at a par value of $25 per share and are each convertible into 3.31 shares of beneficial interest. The distributions on the

         Series A Preferred Shares are cumulative and equal to the greater of $2.10 per share (equivalent to 8.4% of the liquidation preference per annum) or the cash distributions on the shares of beneficial interest into which the Series A Preferred Shares are convertible (determined on each of the quarterly distribution payment dates for the Series A Preferred Shares). The Series A Preferred Shares are not redeemable prior to October 29, 2001, and at no time will they be redeemable for cash. On and after October 29, 2001, the Series A Preferred Shares are redeemable at the option of the Trust at the conversion rate of one Series A Preferred Share for 3.31 shares of beneficial interest. The Trust may exercise its option only if for 20 trading days within any period of 30 consecutive trading days, the closing price of the shares of beneficial interest on the New York Stock Exchange equals or exceeds the conversion price of $7.5625 per share of beneficial interest.

                  In February 1998, 951,000 preferred shares of beneficial interest were converted to 3,144,000 shares of beneficial interest.

18.      NOTES PAYABLE

                  The Trust as of December 31, 1998 has notes payable of $90 million and $4.9 million outstanding.

                  The $90 million note payable bears interest at 12% and has a final maturity of August 11, 1999. The Trust has an agreement in principle with the lenders, subject to final documentation, whereby the Trust will be required to reduce the outstanding principal balance to less than $70 million by May 15, 1999 and to less than $50 million by May 31, 1999. Additionally, a fee of 1% of the outstanding balance as of February 11, 1999, a fee of 50 basis points of the outstanding principal amount of the note on March 31, 1999 if the balance exceeds $60 million, and a fee of 50 to 100 basis points of the outstanding note balance on May 31, 1999 depending on the balance outstanding is required to be paid under the terms of the note. The Trust agreed, in principle, to pay a fee of $2.0 million to obtain a stand-by purchase commitment for two noteholders, who are also shareholders, to purchase up to $50 million from a contemplated rights offering. The note payable lenders have agreed, in principle, to allow $9.0 million of the net proceeds from the rights offering, that would otherwise be used to repay a portion of the note payable, to be used to repay the bank loans. This $9.0 million portion of the note payable will bear interest at 15% annually and matures on August 11, 1999. Of the $2.0 million stand-by commitment fee, Gotham entities are collectively entitled to receive $1.6 million but agreed to accept only $1.4 million. The other stand-by purchaser will receive $.4 million. The standby commitment fee is payable whether or not the offering is consummated and is payable upon the earlier of the closing of the offering or March 31, 1999. Additionally, if a second rights offering is conducted by the Trust, the standby purchasers are entitled to another fee of up to 4% of their standby commitment unless the Trust cancels or decreases the standby commitment. The standby purchasers possess certain rights to terminate their obligation as standby purchasers under both the first and second offerings. The standby purchase arrangements with respect to the first offering expire on April 15, 1999 and with respect to the second offering expire on August 11, 1999. The note payable requires that the Trust and Impark be in compliance with all financial covenants under its bank facilities. The note payable lenders granted the Trust a waiver under this requirement as of September 30, 1998, in exchange for a fee of $300,000. The Trust is in compliance with the note payable covenants as of December 31, 1998. The fair value of the note payable is book value based on current market conditions.

                  The Trust has a $4.9 million note payable to the trustee of an escrow account which secures the change in control agreements entered into by the Trust and the Company with their employees. The note is payable upon demand by the trustee. The fair value of the note payable is book value based on current market conditions.

19.      SHARE OPTIONS

             The Trust has the following share option plans for key personnel.

         1981 STOCK OPTION PLAN

                  This plan provides that option prices be at the fair market value of the shares at the date of grant and that option rights granted expire 10 years after the date granted. Adopted in 1981, the plan originally reserved 624,000 shares for the granting of incentive and nonstatutory share options. Subsequently, the shareholders approved amendments to the plan reserving an additional 200,000 shares, for a total of 824,000 shares, for the granting of options and extending the expiration date to December 31, 1996. The amendments did not affect previously issued options. In June 1998, a change in the majority of the Trust's Board of Trustees resulted in all share options not previously vested to become fully vested as of that date.

                  The activity of the plan is summarized for the years ended December 31 in the following table:

                                               1998     WEIGHTED        1997      WEIGHTED       1996      WEIGHTED
                                              SHARES     AVERAGE       SHARES      AVERAGE      SHARES      AVERAGE
                                              ------     -------       ------      -------      ------      -------
                           Granted             ---                       ---                     409,500     $7.37
                           Exercised        186,155        $8.51       39,809       $7.64          9,455      9.42
                           Canceled         317,281         8.22       13,590       13.14         96,450     15.84
                           Expired           16,120        17.43       22,880       17.55         21,640     24.76
                           Available           ---                       ---                      23,427

                  As of December 31, 1998, the following options were outstanding under the 1981 plan:

                                             Options Outstanding                                    Options Exercisable
                      ------------------------------------------------------------------       ----------------------------
                                                          Weighted
            Year                                           Average          Weighted                           Weighted
          Options         Number          Range of      Remaining Years      Average             Number         Average
          Granted     Outstanding      Exercise Prices    of Options      Exercise Price       Exercisable   Exercise Price
          -------     -----------      ---------------  ---------------   --------------       -----------   --------------
            1989          31,720         $17.07-18.87       .70              $17.51              31,720         $17.51

            1990           3,120           11.06           1.80               11.06               3,120          11.06

            1992           2,000           10.00           3.80               10.00               2,000          10.00

            1994           6,250           7.375           5.30               7.375               6,250          7.375

            1996          69,240           7.375           7.20               7.375              69,240          7.375
                         -------                                            -------             -------        -------
                         112,330                                            $10.386             112,330        $10.386
                         =======                                            =======             =======        =======

                  The weighted average of 631,886 options outstanding on January 1, 1998 was $ 8.93 per share.

                  Included in the above table are 9,360 shares that the Company may purchase from the Trust at prices ranging from $11.06 to $17.07 per share to satisfy the Company's obligations to deliver shares to certain of its key employees pursuant to options previously granted. The option agreements with the Company's employees provide that option prices be at the fair market value of the Trust shares at the date of grant and that option rights granted expire 10 years after the date granted.

         1994 LONG-TERM INCENTIVE OWNERSHIP PLAN

                  This plan, adopted in 1994, reserved 1,629,785 shares for the granting of incentive and nonstatutory share options and restricted shares. In accordance with the plan, 9% of the shares of beneficial interest resulting from the conversion of preferred shares in February 1998 and the January and June 1997 shares of beneficial interest offerings have been reserved and added to the plan for grant. The share options expire eight to ten years after being granted. The price of the options is the fair market value of the shares at the date of grant with the exception of the option grants in 1998. The stock options granted in 1998 were granted at exercise prices exceeding market. Additionally, these options have a cost of capital feature whereby the exercise price of the options will increase by 10%, compounded annually and prorated monthly, beginning in May 2000 and in each November thereafter, less the amount of per share dividends or other distributions to shareholders. As the 1998 option grants are deemed to be variable, compensation expense will be recorded when the market price of shares of beneficial interest exceeds the option price for these shares at the date of grant for these options. As of December 31, 1998, the option price of shares of beneficial interest did not exceed the market price of shares of beneficial interest, consequently no compensation expense was recorded for 1998. In June 1998, a change in the majority of the Trust's Board of Trustees occurred resulting in all stock options vesting that had been previously granted.

                  Since the inception of this plan and prior to the June 1998 change in the composition of the Board of Trustees, restricted shares were issued to key employees. The restricted shares received dividends and had voting rights but could not be sold or transferred until the restriction period lapsed after eight years from the date of grant, or earlier if the Trust's share price equaled or exceeded $21 for 20 consecutive days, or upon a change in control as defined in the plan. Restricted shares were granted when defined levels of funds from operations and net capital gains were achieved during any four consecutive calendar quarters. Additionally, restricted shares were granted in place of share options. These restricted shares received dividends and had voting rights but could not be sold or transferred for four years or upon a change in control as defined in the plan. Beginning in 1998, other restricted shares were granted to plan participants based on defined improvements to funds from operations and shareholder return. These restricted shares were to vest when funds from operations for four consecutive quarters doubled as compared to the funds from operations in the quarter the restricted shares were granted, or the share price of shares of beneficial interest was 50% greater than the share price on the five trading days of the quarter immediately preceding the grant date of the shares, or upon a change of control as defined in the plan. The restricted shares received dividends and were eligible to vote. In June 1998, a change in the majority of the Trust's Board of Trustees occurred resulting in all restrictions being removed from the restricted shares that had been previously granted and a $4.7 million expense was recorded for the remaining deferred compensation which had not been expensed as of that date. Deferred compensation of $5 million in 1998, $3.2 million in 1997 and $1.7 million in 1996 was recorded. Amortization of the deferred compensation of $312,000, $746,000 and $499,000, respectively, was recognized in 1998, 1997 and 1996.

                  The activity of this plan is summarized for the years ended December 31 in the following table:

                                                         1998   WEIGHTED        1997     WEIGHTED       1996   WEIGHTED
                                                       SHARES    AVERAGE       SHARES     AVERAGE      SHARES   AVERAGE
                                                       -----------------       ------------------      ----------------
                Share options granted                 1,800,000  $ 7.50         327,000   $14.19       79,000     $7.38
                Share options canceled                  501,468   10.83           7,102     7.38       18,400      7.37
                Share options exercised                 168,382    7.10          52,754     7.31       10,700      6.84
                Restricted shares granted               343,964                 226,867               142,500
                Restricted shares canceled              606,852                   3,521                37,007
                Shares purchased by employees            18,499                   9,005                11,094
                Additional shares reserved              282,941                 921,150
                Available share options
                    and restricted shares               270,485               1,041,687               672,786


                  As of December 31, 1998, the 1994 plan had the following options outstanding:

                                           Outstanding Options                            Options Exercisable
                     --------------------------------------------------------------------------------------------
                                                    Weighted
          Year                                       Average           Weighted                         Weighted
          Options      Number      Range of       Remaining Years       Average          Number         Average
          Granted    Outstanding Exercise Prices    of Options       Exercise Price   Exercisable   Exercise Price
          -------    ---------------------------    ----------       --------------   -----------   --------------
            1995          11,003   $ 7.50-7.75        4.40             $ 7.6629           11,003          $ 7.6629

            1996          21,171         7.375        5.20                7.375           21,171             7.375

            1997          60,000  14.125-14.25        6.30              14.1875           60,000           14.1875

            1998       1,800,000     6.50-8.50        9.83                 7.50
                       ---------                                         ------            ------          -------
                       1,892,174                                        $7.7116            92,174         $11.8439
                       =========                                        =======            ======         ========

                  The weighted average price of the 762,024 options outstanding as of January 1, 1998 is $10.13 per share.

                  The Trust accounts for stock option awards in accordance with APB 25 and has adopted the disclosure-only provisions of SFAS 123 (Accounting for Stock-Based Compensation). Consequently, no compensation cost has been recognized for the share option plans. If compensation expense for the Trust's two share option plans had been recorded based on the fair value at the grant date for awards in 1998, 1997 and 1996, consistent with SFAS 123, the Trust's net income would be adjusted as follows (amounts in thousands, except per share data):

                                                                              Restated     Restated
                                                                 1998            1997        1996
                                                                 ----            ----        ----
           Net income  (loss)  applicable to shares of         $(86,517)         $845        $550
             beneficial interest
           Effect of stock options as calculated                   (557)         (569)       (430)
                                                               --------         -----        ----
           Net income (loss) as adjusted                       $(87,074)        $ 276        $120
                                                               ========         =====        ====
           Per share

                Basic and diluted:
                Net income (loss)                               $(2.81)          $.02        $.03
                Effect of stock options as calculated             (.02)          (.02)       (.02)
                                                               --------         -----        ----
                Net income (loss), as adjusted                  $(2.83)          $ --        $.01
                                                               ========         =====        ====

                  The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions used for grants in 1998, 1997 and 1996.

                                                                 1998            1997        1996
                                                                 ----            ----        ----
                          Risk-free interest rate                  5%            5.7%        6.35%
                          Expected option life                    10               4           10
                          Expected volatility                     32%             23%          30%
                          Expected dividend yield                  4%            3.5%         3.5%

20.      SHAREHOLDER RIGHTS PLAN

                  In March 1990, the Board of Trustees declared a dividend consisting of one right to purchase one share of beneficial interest of the Trust with respect to each share of beneficial interest. The rights may be exercised only if a person or group acquires 15% or more of the outstanding shares of beneficial interest, makes a tender offer for at least

         15% of the outstanding shares of beneficial interest or is declared to be an "adverse person." The exercise price of each right is $50. If a person or group acquires 15% or more of the outstanding shares of beneficial interest (except in a tender offer approved by the Board of Trustees), is declared to be an "adverse person" or engages in certain self-dealing transactions with the Trust ("flip-in events"), each right (other than rights owned by a 15% owner or an "adverse person") entitles the holder to purchase one share of beneficial interest of the Trust for par value (now $1 per share). The Board of Trustees has agreed to increase the 15% threshold for shares of beneficial interest acquired through a contemplated rights offering so that a "flip-in" event will not occur due to the rights offering. If the Trust is acquired in a merger or other business combination ("flip-over events"), each right entitles the holder to purchase, for $1, shares of the acquiring company having a market value equal to the market value of one share of beneficial interest of the Trust. The rights may be redeemed by the Trust at a price of $0.01 per right at any time prior to the earlier of a "flip-in" or "flip-over" event or the expiration of the rights on March 30, 2000.

21.      FEDERAL INCOME TAXES

                  The Trust has made no provision for current or deferred income taxes on the basis that it qualified under Sections 856-860 of the Internal Revenue Code as a real estate investment trust and has distributed all of its taxable income to shareholders. The Trust and Company have accrued $.6 million and $1.2 million in taxes relating to Canadian operations for 1998 and 1997, respectively.

                  The Trust and Company treat certain items of income and expense differently in determining net income reported for financial reporting and tax purposes. Such items resulted in a net increase in income for tax reporting purposes of approximately $69 million in 1998, $8 million for 1997, and a net increase of $1.6 million for 1996.

                  As of December 31, 1998, net investments after accumulated depreciation in real estate for tax purposes was approximately $655 million.

                  The 1998 quarterly allocation of cash dividends per share of beneficial interest for individual shareholders' income tax purposes was as follows:

                                                               LONG-TERM
                                                                CAPITAL             ORDINARY              TOTAL
                            DATE PAID                            GAINS               INCOME               PAID
                            ---------                            -----               ------               ----
                            February 2, 1998                     $.1066               $.0034              $.11
                            April 30, 1998                        .1066                .0034               .11
                                                                 ------               ------              ----
                                                                 $.2132               $.0068              $.22
                                                                 ======               ======              ====

                  For the year ended December 31, 1997, the cash dividends paid of $.44 consisted of $.3174 per share of ordinary income and $.1226 per share of capital gains, and for the year ended December 31, 1996, $.422 per share of ordinary income and $.018 per share of capital gains.

                  The 1998 quarterly allocation of cash dividends per share for the preferred shares of beneficial interest for individual shareholders' income tax purposes was as follows:

                                                               LONG-TERM
                                                                CAPITAL             ORDINARY            TOTAL
                            DATE PAID                            GAINS               INCOME              PAID
                            ---------                          ---------            --------            ------
                            February 2, 1998                     $.5086               $.0164             $.525
                            April 30, 1998                        .5086                .0164              .525
                            July 31, 1998                         .5086                .0164              .525
                            October 30, 1998                      .5086                .0164              .525
                                                                -------               ------             -----
                                                                $2.0344               $.0656             $2.10
                                                                =======               ======             =====

                  For the year ended December 31, 1997, the cash dividends paid of $2.1172 per share for the preferred shares of beneficial interest consisted of $1.5272 per share of ordinary income and $.59 of capital gain.

22.      LEGAL CONTINGENCY

                  The Trust has pursued legal action against the State of California associated with the 1986 flood of Sutter Buttes Center, formerly Peach Tree Center. In September 1991, the court ruled in favor of the Trust on the liability portion of this inverse condemnation suit, which the State of California appealed. The Trust is proceeding with its damage claim. No recognition of potential income has been made in the accompanying Combined Financial Statements.

23.      BUSINESS SEGMENTS

                  In 1998, the Trust and Company adopted SFAS No. 131 (Disclosures about Segments of an Enterprise and Related Information). This statement requires companies to identify segments consistent with the manner in which management makes decisions about allocating resources to segments and measuring their performance.

                  The Trust's and the Company's business segments include ownership of shopping centers, apartment complexes, office buildings, parking facilities, mortgage investments and parking management (Impark). Corporate rent and operating expense consist primarily of ground lease income from a property leased to a third party. Rent, property operating expense and real estate taxes, interest expense, depreciation, capital improvements and identifiable assets for real estate assets and for Impark have been identified for each of the business segments for the last three years. Impark derives 87% and 88% of its rent from Canadian operations for 1998 and 1997, respectively. Property net operating income is property rent less property operating expense and real estate taxes. Corporate interest expense consists of the Trust's non-recourse notes payable, senior note, and bank loan interest expense. Corporate depreciation and amortization consist primarily of the amortization of deferred issue costs on non-recourse debt and the leasehold improvements for its corporate office. Corporate assets consist primarily of cash and cash equivalents, leasehold improvements for the corporate offices and deferred issue costs for non-recourse debt and senior notes. All intercompany transactions between segments have been eliminated. (See table of business segments on next page.)

                                                                                          RESTATED         RESTATED
                                                                          1998              1997             1996
                                                                          ----              ----             ----
                     Rents
                          Shopping Centers                              $  97,584       $  58,284       $  42,570
                          Apartments                                       17,056          17,835          16,306
                          Office Buildings                                 13,275          13,989          11,794
                          Parking Facilities                               10,805           4,206           3,722
                          Impark                                          180,760         129,918           ---
                          Corporate                                         1,112           1,156           1,163
                                                                        ---------       ---------       ---------
                                                                        $ 320,592       $ 225,388       $  75,555

                     Less - Operating Expenses
                          Shopping Centers                              $  32,433       $  17,182       $  11,911
                          Apartments                                        6,182           6,729           6,105
                          Office Buildings                                  6,069           6,753           6,701
                          Parking Facilities                                2,444           1,017             200
                          Impark                                          175,625         124,624           ---
                          Corporate                                           914             910             869
                                                                        ---------       ---------       ---------
                                                                        $ 223,667       $ 157,215       $  25,786
                     Less - Real Estate Taxes
                          Shopping Centers                              $   8,918       $   6,857       $   5,736
                          Apartments                                          975           1,382           1,234
                          Office Buildings                                    992           1,085             885
                          Parking Facilities                                1,568             624             442
                                                                        ---------       ---------       ---------
                                                                        $  12,453       $   9,948       $   8,297
                     Property Net Operating Income
                          Shopping Centers                              $  56,233       $  34,245       $  24,923
                          Apartments                                        9,899           9,724           8,967
                          Office Buildings                                  6,214           6,151           4,208
                          Parking Facilities                                6,793           2,565           3,080
                          Impark                                            5,135           5,294           ---
                          Corporate                                           198             246             294
                                                                        ---------       ---------       ---------
                                                                        $  84,472       $  58,225       $  41,472
                                                                        ---------       ---------       ---------
                     Less - Depreciation and Amortization
                          Shopping Centers                              $  15,880       $  10,414       $   8,574
                          Apartments                                        2,751           2,952           2,796
                          Office Buildings                                  4,282           3,963           3,410
                          Parking Facilities                                1,604             281             214
                          Impark                                            5,789           4,105           ---
                          Corporate                                         3,083           1,177             896
                                                                        ---------       ---------       ---------
                                                                        $  33,389       $  22,892       $  15,890

                     Less - Interest Expense
                          Shopping Centers                              $  23,832       $  11,224       $   4,693
                          Apartments                                        2,819           3,406           2,951
                          Office Buildings                                  ---                15             143
                          Parking Facilities                                2,381             784             753
                          Impark                                            2,682           2,082           ---
                          Corporate                                        19,145          12,353          14,886
                                                                        ---------       ---------       ---------
                                                                        $  50,859       $  29,864       $  23,426


                     Mortgage Investment Income                         $   1,211       $   2,907       $   4,732

                     Corporate Income (Expense)
                          Short-term investment income                  $   1,337       $   1,525       $      80
                          Other income                                      1,386           5,724           1,500
                          General and administrative                      (37,577)        (12,135)         (6,787)
                          Foreign currency loss                            (2,198)          ---             ---
                          Litigation and proxy costs                       (4,848)          ---             ---
                          Unrealized loss on carrying value of
                             real estate and impaired assets              (51,000)          ---             ---
                                                                        ---------       ---------       ---------
                     Income (loss) before capital gain,
                          extraordinary loss and minority interest      $ (91,465)      $   3,490       $   1,681
                                                                        =========       =========       =========
                     Capital expenditures
                          Shopping Centers                              $  12,585       $   9,381       $  10,083
                          Apartments                                        2,081           1,497           1,606
                          Office Buildings                                  8,045           9,741           8,444
                          Parking Facilities                                  392           1,035             131
                                                                        ---------       ---------       ---------
                                                                        $  23,103       $  21,654       $  20,264
                                                                        =========       =========       =========
                     Identifiable assets
                          Shopping Centers                              $ 471,996       $ 498,238       $ 179,899
                          Apartments                                       79,011          79,386          89,090
                          Office Buildings                                 45,404          45,412          49,343
                          Parking Facilities                               81,554          17,353           7,238
                          Impark                                           66,169          88,529           ---
                          Mortgages                                         5,508          30,686          42,466
                          Corporate                                        37,042          30,622          45,018
                                                                        ---------       ---------       ---------
                     Total Assets                                       $ 786,684       $ 790,226       $ 413,054
                                                                        =========       =========       =========

24       SUBSEQUENT EVENT

                  The Trust in February 1999 sold a shopping center for $21.6 million, resulting in net proceeds of $9.3 million after repayment of mortgage debt. The Trust in March 1999 sold an office building resulting in net proceeds of $1.8 million.

25.      MINORITY INTEREST IN IMPARK

                  The Company owns 76% of the voting common stock of Impark with the remainder owned by employees of Impark. Consequently, for financial reporting purposes the financial statements of Impark and the Company are consolidated with the minority interest's share of the loss resulting from Impark being allocated to the employee shareholders. As the equity of the minority shareholders was depleted as of December 31, 1997, no further losses have been allocated to the minority shareholders subsequent to 1997.

26.       MINIMUM RENTS

                  The future minimum lease payments that are scheduled to be received under noncancellable operating leases are as follows (amounts in thousands):

                         1999            $  67,856
                         2000               60,308
                         2001               52,710
                         2002               46,936
                         2003               41,309
                         Thereafter        154,058
                                          --------
                                          $423,177
                                          ========

27.       RELATED PARTY TRANSACTIONS

                  In connection with the $90 million note payable, the Trust paid fees of $1.4 million to the lenders. One of the lenders is Gotham Partners, L.P. and another is Gotham Partners III, L.P. ("Gotham") which received fees of $.2 million through December 31, 1998. The Trust paid interest of $3.7 million to the lenders, of which Gotham received $.6 million through December 31, 1998. The fees and interest were allocated among the lenders based on the amounts they loaned to the Trust. Gotham and one of the other lenders agreed to provide a stand-by commitment to purchase up to $45 million from a contemplated rights offering in exchange for a fee of $1.8 million. Gotham agreed to acquire 7/9ths of the shares of beneficial interest required under the stand-by commitment and, accordingly, it will receive a proportionate share of the fee amounting to $1.4 million. Gotham and the other lender also agreed to provide a stand-by commitment for a second rights offering of up to $50 million in exchange for a fee of up to $1.8 million, of which Gotham would receive up to $1.4 million depending on the amount of the rights offering. Gotham owns 9.70% of the shares of beneficial interest as of December 31, 1998.

                  The Trust in 1998 reimbursed Gotham for $3.1 million in proxy expenses.

                  The Company has engaged a law firm, that has a partner who is a Trustee, to advise it on strategic matters regarding Impark. As of December 31, 1998, no payments have been made to this firm.

                  The Company leases four of its parking facilities to a third party which is partially owned by an affiliate of a Trust shareholder, Apollo Real Estate Investment Fund II, L.P. and Apollo Real Estate Advisors. In 1998, the Trust received $.9 million in rent from this third party.

                  The Trust in December 1998 engaged a company, a shareholder of which is a relative of a principal of Gotham, to provide mortgage brokerage services. No fees have been paid to this party through December 31, 1998

28.      SEVERANCE ACCRUAL

                  During 1998, the Trust recorded severance expense of $6.1 million for change in control agreements, other compensation arrangements for continuation of employment, and termination of an employment contract. At December 31, 1998, the Trust had paid $1.0 million of these benefits and has a balance of $5.1 million remaining to be paid. The Trust recognizes these expenses over the periods that employees are required to remain in the employment of the Trust. If an employee is terminated without any period of required continuing employment, these benefits are expensed if and when paid.

                  The Trust also paid $3.4 million related to the termination of employment of its former chairman, president and chief executive officer. As a result of the proxy contest in 1998 and the change in the composition of the Trust's board of Trustees, restricted stock became unrestricted and the Trust recognized $4.7 million of deferred compensation as an expense.

29.      CONTINGENCIES

                  The Trust, in exchange for a fee from Impark, has provided performance guarantees for the manufacturing and installation of transit ticket vending equipment. The guarantees of $5.3 million and $6.2 million expire in February 2001 and 2002, respectively. As of December 31, 1998, no amounts have been drawn against these guarantees.


30.      QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                  The following is an unaudited condensed summary of the combined results of operations by quarter for the years ended December 31, 1998 and 1997. In the opinion of the Trust and Company, all adjustments (consisting of normal recurring accruals) necessary to present fairly such interim combined results in conformity with generally accepted accounting principles have been included. The first three quarters of 1998 and four quarters of 1997 have been restated to reflect the change in the lives of assets used to calculate depreciation. Additionally, the third quarter of 1998 has been restated for the reduction of a severance accrual made in the fourth quarter of 1998.

                                                                                            QUARTERS ENDED
                                                                        ---------------------------------------------------------
                                                                        RESTATED        RESTATED       RESTATED
                                                                        MARCH 31        JUNE 30       SEPTEMBER 30    DECEMBER 31
                                                                        --------        -------       ------------    -----------
         (IN THOUSANDS, EXCEPT PER SHARE DATA AND FOOTNOTES)
         1998
         ----
         Revenues                                                       $ 80,354        $ 81,847        $ 78,670        $ 83,655
                                                                        --------        --------        --------        --------
         Loss before preferred dividend and extraordinary
           loss from early extinguishment of debt                         (3,579)        (11,076)         (8,598)        (57,866)
         Extraordinary loss from early extinguishment of debt                                             (1,633)           (766)
                                                                        --------        --------        --------        --------
         Net loss before preferred dividend                               (3,579)(1)     (11,076)(2)     (10,231)(3)     (58,632)(4)
                                                                        --------        --------        --------        --------
         Net loss applicable to shares of beneficial interest           $ (4,454)       $(11,784)       $(10,939)       $(59,340)
                                                                        ========        ========        ========        ========
         Comprehensive net loss                                         $ (4,450)       $(12,073)       $(11,276)       $(59,957)
                                                                        ========        ========        ========        ========
         Per share
              Loss applicable to shares of beneficial interest
                 before extraordinary loss                              $   (.15)       $   (.38)       $   (.30)       $  (1.87)
              Extraordinary loss from early extinguishment of debt                                          (.05)           (.02)
                                                                        --------        --------        --------        --------
              Net loss applicable to shares of beneficial
                 interest, basic and diluted                            $   (.15)       $   (.38)       $   (.35)       $  (1.89)
                                                                        ========        ========        ========        ========
                  As previously reported:

                      Net loss previously disclosed                     $ (3,272)       $(10,602)       $(11,657)
                           Change in depreciation expense                 (1,182)         (1,182)         (1,182)
                           Change in severance accrual                                                     1,900
                                                                        --------        --------        --------
                      Net loss as restated                              $ (4,454)       $(11,784)       $(10,939)
                                                                        ========        ========        ========
                      Net loss per share as previously
                        disclosed, basic and diluted                    $  (0.11)       $  (0.34)       $  (0.37)
                      Net loss per share as  restated,  basic and
                      diluted                                              (0.15)          (0.38)          (0.35)

(1) Included $.9 million loss U.S. from Impark's manufacturing subsidiary and $.9 million in proxy and litigation expenses.

(2) Included $3.4 million expense for the termination of the former Chairman, President and Chief Executive Officer, $3.9 million in proxy and litigation expenses, $4.7 million expense for the vesting of restricted shares, $2.3 million reserve on a property acquisition deposit due to the Trust terminating the deal, $1.5 million in professional fees regarding the Trust's restructuring, $1 million in bank loan waiver fees and a $.4 million reserve for the termination of a systems project and $1.5 million in foreign currency translation loss.

(3) Included $1.7 million severance accrual, $.8 million in expense for terminations of former employees, $1.6 million in legal fees for possible corporate and financial transactions of the Trust, $1.1 million in foreign currency translation loss for marking an intercompany receivable to the spot rate, the reduction in the accrual of percentage rent of $1.5 million due to the adoption of EITF 98-9 and a $1.6 million extraordinary loss from the repayment of $87.5 of Senior Notes prior to their maturity.

(4) Included $1.1 million in expense for various services provided to the Trust by a third party and warrants issued in connection therewith, $.8 million in legal fees for possible corporate and financial transactions, $.5 million in professional fees resulting from an unsuccessful effort to refinance the Trust's bridge and bank loans, $.8 extraordinary loss resulting from amendments to the Trust's bank credit facility and $90 million note payable, $4.4 million severance accrual offset by $1.5 million in additional percentage rent accrued due to the prospective adoption of EITF 98-9. Also includes $51 million unrealized loss on carrying value of assets identified for disposition and impaired.

(5) Included a noncash recognition of income from the repayment of a wraparound mortgage investment.

(6)  Included recognition of income of $.5 million from a casualty loss.

                                                                                              QUARTERS ENDED
                                                                           -----------------------------------------------------
                                                                           RESTATED     RESTATED         RESTATED      RESTATED
                                                                           MARCH 31      JUNE 30       SEPTEMBER 30  DECEMBER 31
                                                                           --------      -------       ------------  -----------

1997
----
         Revenues                                                          $ 22,122      $ 58,946        $ 73,135     $ 81,341
                                                                           --------      --------        --------     --------
         Income before preferred dividend, extraordinary                      1,318         1,074           1,086        2,424
           loss from early extinguishment of debt
           and after minority interest
         Extraordinary loss from early extinguishment of debt                                                             (226)
                                                                           --------      --------        --------     --------
         Net income before preferred dividend                                 1,318         1,074           1,086        2,198
                                                                           --------      --------        --------     --------
         Net income applicable to shares of beneficial interest            $    110(5)   $   (135)(6)    $   (123)    $    993
                                                                           ========      ========        ========     ========
         Comprehensive net income (loss)                                   $    114      $   (150)       $   (209)    $    212
                                                                           ========      ========        ========     ========
         Per share
              Loss applicable to shares of beneficial interest
                before extraordinary loss and after minority interest      $    .01      $   (.01)       $   (.01)    $    .05
              Extraordinary loss from early extinguishment of debt                                                        (.01)
                                                                           --------      --------        --------     --------
              Loss applicable to shares of beneficial
                interest - basic and diluted                               $    .01      $   (.01)       $   (.01)    $    .04
                                                                           ========      ========        ========     ========
                  As previously reported:

                     Net income previously disclosed                       $    970      $    727        $    738     $    608
                          Change in depreciation expense                       (860)         (862)           (861)        (860)
                          Change in loss on sale of property                                                             1,245
                                                                           --------      --------        --------     --------
                     Net income (loss) as restated                         $    110      $   (135)       $   (123)    $    993
                                                                           ========      ========        ========     ========

                     Net loss per share as previously  disclosed,          $   0.05      $   0.03        $   0.03     $   0.04
                       basic and diluted
                     Net loss per  share as  restated,  basic and              0.01         (0.01)         (0.01)         0.04
                     diluted

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SECURITYHOLDERS AND TRUSTEES OF FIRST UNION REAL ESTATE EQUITY AND
 MORTGAGE INVESTMENTS:

         We have audited the accompanying combined balance sheets of First Union Real Estate Equity and Mortgage Investments (an unincorporated Ohio business trust, also known as First Union Real Estate Investments) and First Union Management Inc. (a Delaware corporation) and its subsidiaries as of December 31, 1998 and 1997, and the related combined statements of operations, combined statements of comprehensive income, shareholders' equity and changes in cash for each of the three years in the period ended December 31, 1998 (1997 and prior as restated - see note 2). These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of First Union Real Estate Equity and Mortgage Investments and First Union Management Inc. and its subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their changes in cash for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.





Cleveland, Ohio,
March 29, 1999.                                      ARTHUR ANDERSEN LLP

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESTATEMENT OF COMBINED FINANCIAL STATEMENTS
--------------------------------------------

         The Trust has restated its Combined Financial Statements for each of the five years ended December 31, 1998 as a result of changing the lives of assets to calculate depreciation expense.

FINANCIAL CONDITION
-------------------

         In January 1998, the Trust acquired two parking garages for $44.8 million in cash, the assumption of $.7 million in mortgage debt and the issuance of a $.9 million mortgage note payable. The parking garages are located in Chicago, IL, and Columbus, OH. Additionally, in February 1998, the Trust acquired a parking garage in Richmond, VA for $9.1 million in cash and a development site in Cleveland, OH for $3.3 million in cash. The development site is leased on a short-term basis to the former owner until construction of a parking garage commences. In March 1998, the Trust acquired a surface parking lot adjacent to the Ballpark at Arlington in Arlington, TX for $3 million in cash. In July 1998, the Trust acquired a parking garage in Nashville, TN for $2.1 million in cash and the assumption of a $4.5 million mortgage. During 1998, the Trust acquired three parcels of land adjacent to two shopping centers that it owns for $.7 million. The cash required for these acquisitions was funded with proceeds from the Trust's bank credit facilities.

         The Trust in January 1998 received $6.2 million in cash as full repayment of a mortgage investment secured by a property in Fairmont, WV. In May 1998, the Trust received $18.8 million in cash as full repayment of a mortgage investment secured by an office building in Cleveland, OH. The proceeds were used to repay bank loans under the Trust's bank credit facilities.

         In February 1998, 951,000 preferred shares of beneficial interest were converted into approximately 3,144,000 shares of beneficial interest.

         The Trust in May 1998, sold its investment in the land beneath an office building in Cleveland for $6.1 million resulting in a capital gain of $1.7 million. The proceeds were used to reduce short-term borrowings.

         In May 1998, the Trust obtained a $30 million non-recourse mortgage secured by its parking garage in Chicago, IL. The mortgage is for three years at an interest rate of LIBOR plus 175 basis points and is interest only.

         On June 1, 1998, the Trust's affiliated management company purchased the remaining non-voting common shares of Impark for $11.2 million from Impark's former owner. The non-voting common stock was recorded as an Other Liability in the Combined Financial Statements. The Trust, for a fee from the former owner of Impark, had provided a financial guarantee that the shares would be redeemed. Upon completion of the redemption, the Trust sold $11.5 million of U.S. Treasury bills which had collateralized the financial guarantee.

         In July 1998, the Trust commenced a tender offer to purchase for cash all $100 million principal amount of its 8 7/8% Senior Notes due 2003 at $970 per $1,000 principal amount of Senior Notes, plus accrued and unpaid interest. Concurrent with the tender offer, the Trust conducted a consent solicitation and offered a consent payment of $30 per $1,000 principal amount of Senior Notes to amend the indenture governing the Senior Notes and to terminate listing of the Senior Notes on the New York Stock Exchange. The purpose of the tender offer and consent solicitation was (i) to prevent the possibility that the Trust would be required to purchase the Senior Notes at 101% of their principal amount, an obligation which the Trust did not have the financial resources to satisfy, and
(ii) to provide the Trust with additional financial and operating flexibility. Prior to its amendment, the Senior Note indenture required the Trust to offer to purchase the Senior Notes at 101% of their principal amount if within 90 days following the date of a "change of control," the rating of the Senior Notes by both Standard & Poor's Corporation ("S&P") and Moody's Investors Services, Inc. declined by one or more rating levels. In April 1998, S&P placed the Trust on Credit Watch and in November 1998, downgraded the Trust's debt rating. In June 1998, Moody's placed the Senior Notes under review for possible downgrade and in October 1998, downgraded its rating for the Senior Notes.

         In August 1998, pursuant to the tender offer and consent solicitation, holders of approximately 88% of the outstanding Senior Notes consented to the indenture amendments and the Senior Notes were delisted from the New York Stock Exchange. The Trust purchased approximately $87.5 million principal amount of Senior Notes. The purchase of the Senior Notes was financed with the proceeds of a $90 million loan (the "Bridge Loan") that matures in August 1999. The lenders under the Bridge Loan are Bankers Trust, as agent, and BankBoston, N.A., Blackacre Bridge Capital, Elliott Associates, Gotham Partners, L.P. and Gotham Partners III, L.P., and Wellsford Capital, each as an equal participant.

         As a result of legal fees for several matters, accrued severance expenses for employee terminations, a new accounting pronouncement requiring the deferral of percentage rent from tenants, and foreign currency mark-to-market losses, the Trust was not in compliance with the debt service coverage, interest coverage, leverage ratio and funds from operations covenants under its bank credit facility for the third quarter of 1998. Additionally, Impark was not in compliance with covenants relating to the leverage ratio and interest coverage under its bank credit agreement for the third quarter of 1998. Further, the lenders under the facilities determined that a change in the majority of the Trust's Board of Trustees occurred in June 1998. This change in the Board would have breached covenants under both credit facilities, but the lenders waived these breaches.

         The lenders under the Trust credit facility agreed to modify the debt service and interest coverage requirements and the methodology for calculating net income by excluding certain non-recurring or extraordinary charges or expenses, including percentage rent on a pro forma basis, and eliminating any expense or adjustment in any fiscal quarter relating to any non-cash foreign currency mark-to-market expense or adjustment. In addition, the lenders under the Trust's credit facility extended the waiver with respect to the Board of Trustees' change of control until June 30, 1999. In consideration for these modifications, the Trust paid the lenders an $825,000 fee. Concomitant with the covenant modifications and the waiver extension, the lenders reduced their maximum commitment under the Trust credit facility from $125 million to $110 million and will reduce such commitment further to $80 million on March 17, 1999 and to $50 million on May 17, 1999. The lenders have agreed in principle in March 1999 in exchange for a payment fee of $300,000, extended by 45 days the reduction of the commitment to April 30, 1999 and June 30, 1999, respectively. As part of the Amendment to extend the dates of the commitment reduction in March 1999, the lenders reduced the credit facility commitment by $5 million to $105 million. Additionally, upon the completion of the rights offering, $9 million of the proceeds will be used to repay the credit facility and the commitment will be reduced by $9 million to $96 million. The lenders also increased the interest rate under the facility from the Eurodollar rate plus 200 basis points or the prime rate to the Eurodollar rate plus 300 basis points or the prime rate plus 50 basis points.

         The lenders under the Impark credit facility agreed to (i) modify the interest coverage and leverage requirements and the methodology for determining earnings before interest, taxes, depreciation and amortization by adjusting for certain non-recurring or extraordinary charges or expenses for each of the quarters ended September 30, 1998 through September 30, 1999 and (ii) decrease the margin added to the Canadian Bankers Acceptance interest rate from 175 basis points to 150 basis points. In addition, the lenders extended the waiver with respect to the default caused by the change in the majority of the Trust's Board of Trustees until June 30, 1999. In consideration for these amendments and the waiver extension, the principal balance under the Impark credit facility was reduced from Cdn. $50 million to Cdn. $38.8 million, Impark paid the lenders a fee of Cdn. $388,400, and the Trust issued an $8 million U.S. letter of credit under the Trust's credit facility as collateral for Impark's obligations and agreed to provide an additional $5 million U.S. in collateral for such obligations on August 11, 1999.

         The lenders under the Bridge Loan agreed to extend the maturity of the loan to August 11, 1999 and incorporate the revised covenants in the Trust's credit facility. In consideration for these amendments, the Trust paid the Bridge Loan lenders a fee of $300,000 and agreed, in principle, to (i) reduce the outstanding principal balance under the Bridge Loan to less than $70 million by May 15, 1999 (previous reduction date was March 31, 1999) and to less than $50 million by May 31, 1999, (ii) increase the lenders' interest rate on the loan from 9.875% to 12% per annum and (iii) pay (A) on February 11, 1999 a fee of 1% of the outstanding principal amount of the loan on such date, (B) a fee in an amount equal to 50 basis points of the outstanding principal amount of the loan on March 31, 1999, if the balance outstanding is greater than $60 million and (C) a fee in an amount equal to 50 or 100 basis points of the outstanding principal amount of the loan on May 31, 1999, depending on the loan balance outstanding at May 31, 1999. The Trust further amended the Bridge Loan, in principle, to have $9.0 million of proceeds from an anticipated rights offering, that would otherwise be used to repay a portion of the Bridge Loan, to be used to repay the Trust's credit facility. This $9.0 million portion of the Bridge Loan will bear interest at 15% annually.

         In November 1998, in consideration for various services that it had previously provided to the Trust, a third party was issued ten-year warrants exercisable for 500,000 shares of beneficial interest at a price of $10 per share and was paid $750,000. The Trust recorded $436,000 in expense as a measurement of the consideration represented by the stock warrants based on the Black-Scholes option pricing model.

         In December 1998, the Trust, and Impark recorded a non-cash charge of approximately $51 million in accordance with SFAS 121, "Impairment of Long Lived Assets". The Trust determined that certain real estate assets held for sale are impaired based on the bids received from purchasers compared to the net book value of these assets held for sale and recorded a $36 million charge. As the Trust intends to sell these assets, the bids received best represent the cash flow to be realized in accordance with SFAS 121. Additionally, Impark recorded a $15 million U.S. reduction of goodwill. A review for impairment was triggered based on Impark's operating results being less than the proforma projection used to purchase Impark. The impairment was indicated by projected undiscounted future cash flows of Impark being less than the net book value of Impark's assets, including goodwill related to the acquisition. The impairment amount was calculated based on discounting projected cash flows of Impark, which showed the net book value of Impark's assets, including goodwill, would not be realized by $15 million U.S.

YEAR 2000
---------
         In June 1998, the Trust implemented a multi-step Year 2000 Compliance Project (the "Project"). The Project is addressing the issue of computer systems and embedded computer chips that may not be able to properly recognize dates prior to, on, or after January 1, 2000.

         The general phases of the Project are as follows: (1) inventorying systems and equipment that may be affected by the Year 2000 issue; (2) assigning priorities to the items identified; (3) evaluating the Year 2000 compliance of items deemed to be critical to the Trust's operations; (4) testing critical items; (5) repairing or replacing critical items that are determined not to be Year 2000 compliant and (6) developing and implementing contingency plans for each location.

         As of December 31, 1998, the inventory and priority assessment phases of the Project were completed. Critical items are those believed by the Trust to involve a risk to the safety of individuals, or that may cause damage to property, or affect revenues. Testing of critical items is being performed and is expected to be completed in the first quarter of 1999.

         The Project addresses three main sections: (a) Information Technology Systems; (b) Process Control and Instrumentation; and (c) Third Party Tenants, Suppliers and Customers.

         The Information Technology Systems section consists of all computer hardware and software. These systems are primarily used for accounting and financial reporting as well as property management purposes throughout the Trust's operations. Impark uses other systems mainly for revenue control purposes at the parking facility level. The testing phase is ongoing as hardware and software are remediated, upgraded or replaced. Currently, Impark's accounting and financial reporting systems are not Year 2000 compliant; these systems will be replaced by a new general-purpose financial reporting and general ledger package by October 31, 1999. Additionally, new hardware and software are being installed at various properties and subsidiaries, which is anticipated to be completed by June 30, 1999.

         The Process Control and Instrumentation section includes the hardware, software and associated embedded computer chips that are used in the operations of certain facilities owned by the Trust. Testing and repair of this equipment is in process. The Trust's evaluation of these items and communications with manufacturers and suppliers revealed that the majority of this equipment is mechanical in nature and is not date-sensitive, and accordingly will not require remediation or replacement to function properly in the Year 2000. Contingency planning is in process, and all repair and testing is expected to be completed by June 30, 1999.

         The Third Party Tenants, Suppliers and Customers section includes the process of identifying critical suppliers and customers and obtaining information from them regarding their plans and progress in addressing the Year 2000 problem. A written notice regarding the Year 2000 problem was sent to all tenants occupying space at properties owned by the Trust and to landlords of parking facilities operated by Impark. Additionally, inquiries have been forwarded to critical third parties (primarily financial institutions and utility service providers), and responses are currently being obtained and evaluated. These evaluations will be followed by the development of contingency plans. All activities for this section are expected to be completed by June 30, 1999.

         The total cost of required modifications to achieve Year 2000 compliance is not expected to be material to the Trust's financial position. Estimated total costs are expected to be between $1.0 million and $2.0 million, including enhancements to software programs and upgrades to hardware, some portion of which would have been done irrespective of the Year 2000 problem.

         The failure to correct a material Year 2000 issue could result in the interruption or failure of certain normal business activities or operations. The most reasonable worst case scenarios for the Trust are

         - A significant number of tenants at shopping centers will not be able to record sales transactions using their automated equipment or accept credit card transactions, and
         - Electric utility companies will not be able to provide power to operate shopping centers, office buildings, apartment complexes or parking facilities.

         The most reasonable worst case scenarios for Impark are

         - Its financial reporting system will not work on or after January 1, 2000, and
         - Parking equipment that has been identified as non-compliant will not accept credit cards from parking patrons at the facilities it manages.


FEDERAL TAX LEGISLATION
-----------------------

         On July 22, 1998, the President of the United States signed legislation that limits the "grandfathering rules" applicable to Real Estate Investment Trusts (REITS) which have a paired management company. (The shares of the affiliated management company are considered to be "paired" with the Trust.) As a result of this legislation, the Trust and the affiliated management company will be treated as one entity with respect to properties acquired on or after March 26, 1998 and activities or services relating to such properties that are undertaken or performed by one of the paired entities on or after this date. This legislation limits the benefits of the Trust's paired structure with the affiliated management company. The Trust is currently evaluating the potential value of its paired structure.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

         Net cash provided by operations was $6.4 million as compared to cash provided by operations of $15.7 million when comparing 1998 to 1997. The decrease in cash provided from operations is primarily the result of a net loss before the preferred dividend of $83.5 million. The net loss was primarily caused by several charges relating to the proxy contest and change in the Board of Trustees' composition as detailed in the following section "Results of Operations" and the non cash charge of $51 million for the unrealized loss on the carrying value of assets held for sale and impaired. The net loss of $83.5 million is offset by the non cash charges of $33.4 million for depreciation and amortization and the $51 million charge to recognize the unrealized loss on the carrying value of assets held for sale and impaired. Dividends to shares of beneficial interest paid in 1998 of $6.6 million represented 103% of net cash from operations.

         The Trust received $25 million in full repayment of two mortgage investments secured by a mall in Fairmont, WV and an office building in Cleveland, OH during 1998. The proceeds were used to repay borrowings under the Trust's bank credit facilities. Additionally, the Trust in May 1998 sold land in Cleveland, OH for $6.1 million which was also used to repay bank credit facilities.

         As noted previously, the Trust acquired five parking facilities and a development site for $62.3 million in cash. The properties were acquired by borrowing under the bank credit facilities, assumption of two mortgages totaling $5.2 million and the issuance of a $.9 million second mortgage.

         The Trust invested $23.1 million in its existing portfolio primarily to construct the first phase of a shopping center in Abilene, TX and continue to tenant the former retail center in Denver, CO, which has been converted into an office technology center.

         As noted previously, the Trust's affiliated management company purchased the remaining non-voting common stock of Impark in June 1998 for $11.2 million.

         During the second quarter of 1998, the Trust sold $2.1 million of stock of another REIT and $11.5 in U.S. Treasury bills. The U.S. Treasury bills were collateral for a financial guarantee that the Trust had made in conjunction with the Trust's affiliated management company's acquisition of Impark.

         In May 1998, the Trust obtained a $30 million mortgage loan on its Chicago, IL parking garage. The proceeds were used to repay bank lines of credit.

         In June 1998, the Trust suspended its quarterly dividend to shareholders of beneficial interest and adopted a policy of making only the minimum required distributions to maintain its tax status as a REIT. Additionally, the Trust has adopted a policy of making dividend distributions on an annual basis. The Trust, for 1998, has made all distributions required to maintain its tax status as a REIT.

         As noted previously, the Trust obtained a $90 million Bridge Loan which was used to repurchase approximately $87.5 million in Senior Notes.

         The Trust in 1999 has the following debt maturities (in thousands of dollars):


         Bank loans                                                     $101,000
         Bridge loan                                                      90,000
         Mortgage principal payments                                       4,308
         Other obligations                                                10,602
                                                                      ----------
                                                                        $205,910
                                                                      ==========

         The bank loans require paydowns to $80 million and $50 million by April 30, 1999 and June 30, 1999, respectively. The remaining $50 million must be repaid by August 11, 1999. The Bridge Loan must be paid down to $70 million by May 15, 1999 and to $50 million on May 31, 1999. The remaining $50 million must be paid by August 11, 1999. The $10.6 million obligation may be called during 1999 at the option of the creditor.

         To fund the repayment of these obligations, the Trust intends to sell certain assets, conduct a rights offering, use cash available of $28.6 million as of December 31, 1998, refinance certain assets, and use cash from operations. To facilitate the rights offering, the Trust, in September 1998, filed a registration statement on Form S-3 with the Securities and Exchange Commission.

         If the Trust is not able to meet the deadlines for debt repayment, it may be forced to seek bankruptcy protection.

RESULTS OF OPERATIONS - 1998 VERSUS 1997
----------------------------------------

         Net loss applicable to shares of beneficial interest for 1998 was $86.5 million as compared to net income of $.8 million for 1997. The net loss for 1998 included a $2.25 million loss on a property acquisition deposit that was approved prior to the change in the majority of the Board of Trustees in June 1998, and which was offset by $200,000 later in 1998 by assigning the contract to a third party, a $3.4 million payment to the Trust's former chairman and chief executive officer, a $4.7 million expense due to lifting of restrictions on restricted shares which followed the change in the majority of the Trust's Board of Trustees, $1.5 million in other professional fees to avoid a change in the composition of the Trust's Board, $4.8 million in proxy and litigation expenses and a $51 million noncash charge to recognize the loss on carrying value of assets held for sale and impaired assets. Additionally, the Trust incurred $2.2 million in foreign currency mark-to-market losses, $6.1 million in accrued severance expenses for change in control agreements and for employee terminations and $2.6 million in legal fees.

         In February 1998, 951,000 preferred shares of beneficial interest were converted into common shares of beneficial interest resulting in a decreased preferred dividend when comparing 1998 to 1997.

         Net loss for 1998 included $10.3 million of capital gains. The Trust sold its land beneath a building in Cleveland, OH resulting in a capital gain of $1.7 million. An additional capital gain of $7.7 million was recognized when a mortgage investment was repaid. This capital gain had been deferred from a property sale in 1982 since the Trust received the mortgage note as purchase consideration. The Trust also realized a capital gain from the sale of a forward exchange contract of $.8 million in the second quarter of 1998. In December 1998, the Trust sold a land parcel in Monroe, LA resulting in a $.1 million capital gain. Additionally, the net loss for 1998 included $1.6 million of unamortized Senior Note issue costs and professional fees which were expensed in the third quarter of 1998 when the Trust repaid approximately $87.5 million of the Senior Notes prior to their maturity and $.8 million of deferred costs which were expensed when the Trust renegotiated its bank agreement and $90 million Bridge Loan.

         Mortgage loan interest income declined by $1.7 million, when comparing 1998 to 1997. The decline in interest income when comparing 1998 to 1997 was caused by the repayment of a mortgage investment secured by a shopping mall in Fairmont, WV in January 1998 and the repayment of a mortgage investment secured by an office building in Cleveland, OH in May 1998.

         The Trust had approximately $11.5 million invested in U.S. Treasury bills and approximately $2.1 million invested in the stock of another REIT for the first five months of 1998. The U.S. Treasury bills were purchased in April 1997 to secure the Trust's obligation under an agreement with the former owners of Impark to collateralize the $10.5 million in non-voting stock and accrued interest which the former owners of Impark received when the Trust's affiliated management company purchased voting control of Impark in April 1997. The REIT stock was acquired in the third and fourth quarters of 1997 as a long-term investment. As noted previously, the non-voting common stock of Impark was purchased in June 1998 allowing the Trust to sell the U.S. Treasury bills. The Trust also sold its holdings in the REIT stock as a result of its change in investment strategy.

         In September 1996, the Trust invested in a joint venture that owned eight shopping malls and 50% of another mall. The Trust in September 1997 purchased the interests of its joint venture partners. Consequently, the Trust's investment income and management fees for the Trust's affiliated management company declined when comparing 1998 to 1997.

         Property net operating income for 1998 increased $26.2 million when comparing 1998 to 1997 on a non-comparable basis. The acquisition of the former joint venture properties in September 1997 and the five parking facilities in the first three months of 1998 produced $21.8 million and $3.7 million, respectively, of increased property net operating income when comparing 1998 to the same period of 1997. These increases were offset by the decrease in property net operating income of $1.5 million resulting from the sale of an office building and an apartment complex in the last four months of 1997. Property net operating income increased by $2.2 million for the comparable portfolio when comparing 1998 to the same period of 1997. The increase was attributable to the continued lease-up of the North Valley Tech Center and increased rental rates in the apartment portfolio.

         Mortgage interest expense increased when comparing 1998 to that of 1997 primarily due to the $203 million in mortgage debt assumed in September 1997 in conjunction with the purchase of the remaining interest in the Trust's joint venture and the $30 million mortgage obtained in May 1998.

         Bank loan interest expense increased when comparing 1998 to the prior year due to increased borrowing, exclusive of the bank debt assumed in the April 1997 acquisition of Impark. The average balance for 1998 outstanding, exclusive of Impark's bank debt, was $90 million. The average balance outstanding for 1997 was approximately $19 million. The bank loans increased when comparing 1998 to 1997 primarily due to borrowings to fund the parking garage acquisitions and development site, partially fund the Trust's purchase of its partners' interest in the joint venture and to fund tenant and capital improvements during 1998 and 1997. Additionally, the bank covenant waiver fees of $.6 million for the second quarter covenant waivers were recorded as bank loan interest expense in 1998. Offsetting the increase in the bank credit facilities were the proceeds from property sales during the last four months of 1997 and in May 1998, the repayment of mortgage investments in the first and third quarters of 1998 and the $30 million mortgage obtained in May 1998. Additionally, the inclusion of Impark for all of 1998, as compared to eight and a half months in 1997, in the results of the affiliated management company, resulted in bank interest expense increasing by $.8 million when comparing 1998 to 1997.

         Depreciation and amortization expense for 1998 increased over 1997 primarily due to the amortization of goodwill and management contracts associated with the acquisition of Impark in April 1997, the depreciation from the eight shopping malls acquired in September 1997 when the Trust acquired its joint venture partners' interest in the malls and the depreciation from the four parking facilities which were acquired in the first quarter of 1998.

         General and administrative expenses increased when comparing 1998 to 1997 primarily related to several charges as a result of the proxy contest and the change in the majority of the Board of Trustees. The charges in the second quarter of 1998 included $4.8 million in proxy and litigation expenses of which $3.1 million was a reimbursement for Gotham's proxy expenses, $3.4 million resulting from the termination of the former chairman, president and chief executive officer, $4.7 million for the vesting of restricted shares which occurred upon the change in the majority of the Board of Trustees, and $1.5 million in additional professional fees to avoid a change in the composition of the Trust's Board. Additionally, in the third and fourth quarters of 1998, the Trust accrued $6.1 million of severance expense for employee termination, change in control and continuation of employment agreements. During the last six months of 1998, the Trust incurred approximately $2.6 million in legal fees for negotiation of the $90 million note payable and credit facilities, potential sales of properties and corporate acquisitions and corporate due diligence and preparation of a rights offering. The Trust expensed $.5 million in fees for an unsuccessful effort to refinance its current debt in December 1998. Impark's general and administrative expenses increased over 1997 due to its inclusion in results for a full year in 1998 versus eight and a half months in 1997, and approximately $2.5 million in expansion costs into U.S. markets incurred in 1998 and a $.4 million expense for the termination of a contract to replace its computer system. The Trust also recorded a $2.25 million expense when it did not close on the purchase of a parking facility because the Board of Trustees believed that the contract, which was approved prior to the change in the majority of the Board in June 1998, was on disadvantageous terms. First Union partially offset this loss by assigning the contract to a third party for $200,000.


RESULTS OF OPERATIONS - 1997 VERSUS 1996
----------------------------------------

         Net income applicable to shares of beneficial interest for 1997 was $.8 million. The net income applicable to shares of beneficial interest for 1997 included a noncash recognition of $700,000 of income from the repayment of a wraparound mortgage investment, as the proceeds of $18 million exceeded the Trust's basis in the wraparound investment and the recognition of $500,000 in income from a casualty loss at one of the Trust's shopping centers. Net income applicable to shares of beneficial interest for 1997 was after the $4.8 million preferred dividend for the preferred shares which were issued in October 1996. In November 1997, the Trust sold an apartment complex in Dayton, OH, resulting in a capital gain of $2.7 million; while in December 1997, the Trust sold an office complex in Oklahoma City, OK, resulting in a loss of $1.2 million. The net capital gain resulting from these transactions was $1.5 million.

         Mortgage investment income declined when comparing 1997 to 1996 due primarily to the repayment of a wraparound mortgage investment in February 1997, as noted previously.

         Short-term investment income increased in 1997 as compared to 1996 due to the Trust having an average of $31 million invested in short-term securities in 1997 versus minimal short-term investments in 1996.

         Property net operating income was $16.8 million greater when comparing 1997 and 1996. The comparable office property portfolio produced $1.2 million in increased property net operating income when comparing 1997 and 1996 primarily due to increased occupancy at a former retail center in Denver, CO, and at office buildings in Cleveland, OH, and Indianapolis, IN, and a real estate tax refund in Cleveland, OH. The comparable parking portfolio had a decline of $500,000 in property net operating income primarily due to increased real estate tax expense and the expiration of a fixed minimum rent management contract. The comparable retail portfolio had decreased net operating income of $1.2 million when comparing 1997 and 1996 due primarily to the recognition of a $1.1 million termination fee in 1996. The comparable apartment portfolio had increased property net operating income of $600,000 when comparing 1997 and 1996 primarily due to the increased occupancy at an apartment complex in Durham, NC, and rent increases at the Trust's other apartment complexes. The acquisition of Impark in April 1997 and the Trust's purchase of its partners' interest in the joint venture in September 1997 produced $17.2 million in property operating income on a non-comparable basis. The acquisition of an apartment complex in December 1996 and parking facilities in May 1997 partially offset the decline in property net operating income from the shopping mall, office buildings and apartment complex sold in January 1997 and last four months of 1997, resulting in a decline of $400,000 in property net operating income.

         Mortgage interest expense increased when comparing 1997 to 1996 due to the $203 million in mortgage debt assumed in September 1997 in conjunction with the Trust's purchase of the remaining interest of the joint venture.

         Interest on bank loans decreased when comparing 1997 to the same period of 1996. In 1997, the Trust had an average of $19 million in bank borrowings versus $51 million in 1996. The net proceeds from the sale of preferred shares of beneficial interest in October 1996, the proceeds from a sale of a shopping mall in January 1997 and a portion of the net proceeds from the sale of shares of beneficial interest in January 1997 and June 1997 were used to repay short-term bank loans. However, partially offsetting the decrease in bank loan interest and other expense is the addition, in April 1997, of approximately $26 million in bank loans assumed in the acquisition of Impark and the accrual of the liability associated with a put-right which was attached to the Impark common shares issued to the former owners of Impark as part of the acquisition consideration.

         Depreciation and amortization expense increased when comparing 1997 to 1996. This increase in depreciation and amortization expense was primarily attributed to the amortization of goodwill and management contracts related to the acquisition of Impark, the depreciation of the malls acquired in September 1997, and the Trust's capital improvement program. These increases are partially offset by the non-recurring, non-cash $680,000 write-off of a tenant allowance which occurred in the first quarter of 1996 when the Trust replaced an anchor tenant at one of its malls.

         General and administrative expenses for 1997 increased when compared to 1996. The increase is mainly attributed to the general and administrative expenses from the management of the nine properties acquired in a joint venture for 1997 and the acquisition of Impark in the second quarter of 1997. The increase in general and administrative expenses for 1997 was partially offset by a non-recurring, noncash charge of $650,000 in 1996 for the termination of an employment contract of a former executive.

EFFECTS OF FOREIGN CURRENCY ON THE TRUST AND COMPANY
----------------------------------------------------

         Impark operates internationally and enters into transactions denominated in a foreign currency. As a result, the Trust and its affiliated management company are subject to the variability that arises from exchange rate movements. The effects of foreign currency on operating results are discussed above. The Trust and its affiliated management company do not hedge the risks in foreign currency exchange rate movements. Impark derives 87% of its revenues in Canada.

INTEREST RATE RISK
------------------

         The Trust and Impark have entered into certain financing arrangements that require interest payments based on floating interest rates. As such, the Trust's and Impark's financial results are subject to changes in the market rate of interest. To reduce the exposure to changes in the market rate of interest, the Trust has entered into a rate guarantee contract for a portion of its floating rate financing arrangements. The Trust does not enter into rate guarantee contracts for trading purposes.

         Certain statements contained in the annual report that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, changes in local real estate conditions and markets, actions by competitors, interest rate movements and general economic conditions. Further information about these matters can be found in the Trust's Annual Report filed with the SEC on Form 10K.