Form 10-K405/A, Exhibit 13
period 1998-12-31
FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS
filed 1999-04-13
CIK 37008

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


(3) In 1998, loss before capital gain, extraordinary loss, cumulative effect of accounting change and before minority interest included the following expenses related to the proxy contest and the resulting change in the composition of the Trust's Board of Trustees:



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


                  The Trust's useful lives for the calculation of depreciation are as follows:


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


                  Investments as of December 31, 1997, consisted of shares of beneficial interest of other real estate investment trusts and a U.S. Treasury Bill. The shares of beneficial interest were classified as securities available for sale and were reported at their fair value in the balance sheet. The U.S. Treasury Bill was classified as a held-to-maturity security and was recorded at cost plus accrued interest. The U.S. Treasury Bill was collateral to secure an obligation due to the former owners of Impark. The classification of the U.S. Treasury Bill was changed to a security available for sale in 1998 when the obligation it secured was extinguished and the U.S. Treasury Bill was released as collateral. The shares of beneficial interest of other real estate investment trusts and the U.S. Treasury Bill were sold in 1998.


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


                  The Trust has a rate guarantee contract in the notional amount of $63.5 million which is tied to LIBOR increasing to a maximum rate of 7%. This rate contract is used by the Trust to reduce the impact of changes for interest rates on its floating rate bank loans. The contract expires in October 2000 and the cost is being amortized over the life of the contract.


         IMPARK

                  As of December 31, 1998, Impark has $33.8 million Canadian outstanding under a secured credit agreement at a weighted average interest rate of 7% and 6% for December 31, 1997. The credit agreement consists of revolving, acquisition, and term bank commitments of $6.5 million, $.9 million and $31.4 million Canadian, respectively. The revolving, acquisition and term bank facilities have $1.5 million, $.9 million, and $31.4 million Canadian outstanding, respectively, at December 31, 1998. The credit agreement matures in April 2000. The weighted average interest rate for the credit agreement was 7% for 1998 and 5.6% for 1997. As the bank loans are at market interest rates, the fair value is the carrying amount of the loans.

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


                  The $90 million note payable bears interest at 12% and has a final maturity of August 11, 1999. The Trust has an agreement in principle with the lenders, subject to final documentation, whereby the Trust will be required to reduce the outstanding principal balance to less than $70 million by May 15, 1999 and to less than $50 million by May 31, 1999. Additionally, a fee of 1% of the outstanding balance as of February 11, 1999, a fee of 50 basis points of the outstanding principal amount of the note on March 31, 1999 if the balance exceeds $60 million, and a fee of 50 to 100 basis points of the outstanding note balance on May 31, 1999 depending on the balance outstanding is required to be paid under the terms of the note. The Trust agreed, in principle, to pay a fee of $2.0 million to obtain a stand-by purchase commitment from the Gotham entities, who are also shareholders, to purchase up to $50 million from a contemplated rights offering. The note payable lenders have agreed, in principle, to allow $9.0 million of the net proceeds from the rights offering, that would otherwise be used to repay a portion of the note payable, to be used to repay the bank loans. This $9.0 million portion of the note payable will bear interest at 15% annually and matures on August 11, 1999. The Gotham entities are entitled to receive the $2.0 million standby commitment fee but agreed to accept $1.8 million. The standby commitment fee is payable whether or not the offering is consummated and is payable upon the earlier of the closing of the offering or March 31, 1999. Additionally, if a second rights offering is conducted by the Trust, the standby purchasers are entitled to another fee of up to 4% of their standby commitment unless the Trust cancels or decreases the standby commitment. The standby purchasers possess certain rights to terminate their obligation as standby purchasers under both the first and second offerings. The standby purchase arrangements with respect to the first offering expire on August, 1999 and with respect to the second offering expire on August 11, 1999. The note payable requires that the Trust and Impark be in compliance with all financial covenants under its bank facilities. The note payable lenders granted the Trust a waiver under this requirement as of September 30, 1998, in exchange for a fee of $300,000. The Trust is in compliance with the note payable covenants as of December 31, 1998. The fair value of the note payable is book value based on current market conditions.


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

         1994 LONG-TERM INCENTIVE OWNERSHIP PLAN


                  This plan, adopted in 1994, reserved 1,629,785 shares for the granting of incentive and nonstatutory share options and restricted shares. In accordance with the plan, 9% of the shares of beneficial interest resulting from the conversion of preferred shares in February 1998 and the January and June 1997 shares of beneficial interest offerings have been reserved and added to the plan for grant. The share options expire eight to ten years after being granted. The price of the options is the fair market value of the shares at the date of grant with the exception of the option grants in November 1998. The stock options granted in 1998 were granted at exercise prices exceeding market. Additionally, these options have a cost of capital feature whereby the exercise price of the options will increase by 10%, compounded annually and prorated monthly, beginning in May 2000 and in each November thereafter, less the amount of per share dividends or other distributions to shareholders. As the 1998 option grants are deemed to be variable, compensation expense will be recorded when the market price of shares of beneficial interest exceeds the option price for these shares at the date of grant for these options. As of December 31, 1998, the option price of shares of beneficial interest did not exceed the market price of shares of beneficial interest, consequently no compensation expense was recorded for 1998. In June 1998, a change in the majority of the Trust's Board of Trustees occurred resulting in all stock options vesting that had been previously granted.


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
                       =========                                        =======            ======         ========

                  The weighted average price of the 762,024 options outstanding as of January 1, 1998 was $10.13 per share.


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


                  The Trust and Company treat certain items of income and expense differently in determining net income reported for financial reporting and tax purposes. Such items resulted in a net increase in income for tax reporting purposes of approximately $72 million in 1998, $8 million for 1997, and $1.6 million for 1996.


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


                  The Trust's and the Company's business segments include ownership of shopping centers, apartment complexes, office buildings, parking facilities, mortgage investments and parking management (Impark). Corporate rent and operating expense consist primarily of ground lease income from a property leased to a third party. Rent, property operating expense and real estate taxes, interest expense, depreciation, capital improvements and identifiable assets for real estate assets and for Impark have been identified for each of the business segments for the last three years. Impark derives 87% and 88% of its rent from Canadian operations for 1998 and 1997, respectively. Property net operating income is property rent less property operating expense and real estate taxes. Corporate interest expense consists of the Trust's non-recourse notes payable, senior notes, and bank loan interest expense. Corporate depreciation and amortization consist primarily of the amortization of deferred issue costs on non-recourse debt and the leasehold improvements for its corporate office. Corporate assets consist primarily of cash and cash equivalents, leasehold improvements for the corporate office and deferred issue costs for non-recourse debt and senior notes. All intercompany transactions between segments have been eliminated. (See table of business segments on next page.)

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
                                          --------
                                          $423,177
                                          ========

27.       RELATED PARTY TRANSACTIONS


                  In connection with the $90 million note payable, the Trust paid fees of $1.4 million to the lenders. One of the lenders is Gotham Partners, L.P. and another is Gotham Partners III, L.P. ("Gotham") which received fees of $.2 million through December 31, 1998. The Trust paid interest of $3.7 million to the lenders, of which Gotham received $.6 million through December 31, 1998. The fees and interest were allocated among the lenders based on the amounts they loaned to the Trust. Gotham agreed to provide a stand-by commitment to purchase up to $50 million from a contemplated rights offering in exchange for a fee of $2.0 million. The Gotham entities are entitled to receive $2.0 million, but agreed to accept $1.8 million. Gotham also agreed to provide a stand-by commitment for a second rights offering of up to $40 million in exchange for a fee of up to 4%. Gotham owns 9.70% of the shares of beneficial interest as of December 31, 1998.


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


(2) Included $3.4 million expense for the termination of the former chairman, president and chief executive officer, $3.9 million in proxy and litigation expenses, $4.7 million expense for the vesting of restricted shares, $2.25 million loss of a property acquisition deposit due to the Trust terminating the deal, $1.5 million in professional fees to avoid a change in the composition of the Trust's Board, $1.0 million in bank loan waiver fees, a $.4 million loss for the termination of a systems project and $1.5 million in foreign currency translation loss.

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

(4) Included $1.1 million in expense for various services provided to the Trust by a third party and warrants issued in connection therewith, $.8 million in legal fees for a rights offering and potential acquisitions and sales, $.5 million in professional fees resulting from an unsuccessful effort to refinance the Trust's bridge and bank loans, $.8 extraordinary loss resulting from amendments to the Trust's bank credit facility and $90 million note payable, $4.4 million severance accrual offset by $1.5 million in additional percentage rent accrued due to the prospective adoption of EITF 98-9. Also included $51 million unrealized loss on carrying value of assets identified for disposition and impaired.


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
                                                                           ========      ========        ========     ========

                     Net income per share as previously  disclosed,        $   0.05      $   0.03        $   0.03     $   0.04
                       basic and diluted
                     Net income (loss) per  share as  restated,
                       basic and diluted                                       0.01         (0.01)         (0.01)         0.04

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


         The Trust does not have a contingency plan but is in the process of developing one upon completion of repairing and testing equipment used in operations and based on responses of critical third party tenants, suppliers and customers.

FEDERAL TAX LEGISLATION
-----------------------

On July 22, 1998, tax legislation was enacted limiting the "grandfathering rules" applicable to stapled real estate investment trusts (REITs), such as the Trust which has a paired management company. The shares of the Trust's affiliated management company are considered to be "paired" with the shares of the Trust. As a result of this legislation, the income and activities of the affiliated management company, with respect to any real property interests acquired by the Trust and the affiliated management company after March 26, 1998, will be attributed to the Trust for purposes of determining whether it qualifies as a REIT under the Internal Revenue Code. The Trust terminated the management arrangements with its affiliated management company in March 1999, and self manages its retail, apartment and office portfolios. The Trust also entered into third-party management arrangements for the parking facilities it owns in the United States. Consequently, the Trust believes that the legislation will not have a material effect on its operating results or its present qualification as a REIT.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

EXCHANGE RATE RISK

Impark, the affiliated management company's Canadian subsidiary, operates internationally and enters into transactions denominated mainly in Canadian currency. As a result, the Trust and its affiliated management company are subject to the variability that arises from exchange rate movements. The Trust continually monitors its economic exposure to changes in foreign exchange rates and in 1997 entered into a foreign exchange forward contract to limit risk associated with intercompany debt. This contract was cancelled in 1998. The Trust and its affiliated management company no longer hedge risks in foreign currency exchange rate movements and do not intend to do so in the foreseeable future.

The only Canadian denominated debt obligation that is sensitive to foreign currency exchange rates is the Impark bank loan. The table presents its principal cash flow and related weighted average interest rate by expected maturity date. The weighted average variable rate is based on the rate in effect at December 31, 1998. No assumptions have been made about future interest rates. The information is presented in U.S. dollar equivalents, which is First Union's reporting currency.

INTEREST RATE RISK

The Trust and Impark have entered into certain financing arrangements that require interest payments based on variable interest rates. As such, the combined financial statements are subject to changes in the market rate of interest. To reduce the exposure to changes in the market rate of interest, the Trust has entered into a rate guarantee contract (also known as an interest rate cap) for a portion of its floating rate financing arrangements. The Trust does not enter into rate guarantee contracts for trading purposes.

The table below provides information about the Trust's and its affiliated management company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the interest rate cap and debt obligations. Weighted average variable rates are based on the rates in effect at December 31, 1998. No assumptions have been made about the future interest rates. The Canadian dollar denominated obligation is presented in U.S. dollar equivalents, which is First Union's reporting currency.

                                                                          As of December 31,1998
                                                   ------------------------------------------------------------------------------
                                                            Expected Maturity Dates (amounts in millions)
                                                   -----------------------------------------------------------             Fair
                                                   1999      2000      2001      2002      2003     Thereafter  Total      Value
                                                   ----      ----      ----      ----      ----     ----------  -----      -----
LIABILITIES
Bank loans at variable rates
 (See Notes to Combined Financial Statements
 for variable rates)
 --First Union                                    $101.0                                                        $101.0     $101.0
     Weighted average interest rate                 8.37%
 --Impark ($US)                                             $24.8                                                $24.8      $24.8
     Weighted average interest rate                          7.00%

Mortgage loans and deferred obligation
-- Fixed rate                                       $4.3     $4.7      $5.1     $52.3      $5.6    $239.0       $311.0     $311.0
     Weighted average interest rate                 8.62%    8.62%     8.40%     8.95%     9.02%     8.80%
-- Variable rate (based on LIBOR)                                     $34.0                                      $34.0      $34.0
     Weighted average interest rate                                    7.32%

Senior notes
-- Fixed rate                                                                             $12.5                  $12.5      $12.4
     Interest rate
                                                                                          8.875%

Notes payable
-- $90 million note payable                        $90.0                                                         $90.0      $90.0
     Interest rate                                    12%

-- $4.9 million note payable                        $4.9                                                          $4.9       $4.9
     Interest rate                                    12%

INTEREST RATE DERIVATIVES

Rate guarantee contract, purchased cap, in the notional amount of $63.5 million, declining to $33.5 million in 1999, expiring in
2000; tied to LIBOR increasing to more than 7%, at which time the Company would receive a payment under the  contract.

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


         General and administrative expenses increased when comparing 1998 to 1997 primarily related to several charges as a result of the proxy contest and the change in the majority of the Board of Trustees. The charges in the second quarter of 1998 included $4.8 million in proxy and litigation expenses of which $3.1 million was a reimbursement for Gotham's proxy expenses, $3.4 million resulting from the termination of the former chairman, president and chief executive officer, $4.7 million for the vesting of restricted shares which occurred upon the change in the majority of the Board of Trustees, and $1.5 million in additional professional fees to avoid a change in the composition of the Trust's Board. Additionally, in the third and fourth quarters of 1998, the Trust accrued $6.1 million of severance expense for employee termination, change in control and continuation of employment agreements. During the last six months of 1998, the Trust incurred approximately $2.6 million in legal fees for negotiation of the $90 million note payable and credit facilities, potential sales of properties and corporate acquisitions and corporate due diligence and preparation of a rights offering. In November 1998, the Trust issued 500,000 ten-year warrants to Enterprise Asset Management Inc. ("Enterprise") and paid Enterprise $750,000 for consulting services provided to the Trust during the summer of 1998 when the Trust was evaluating its retail portfolio and marketing the properties for sale. The Trust recognized total expense of $1.1 million for the fee paid to Enterprise and the fair values of the warrants based on the Black-Scholes model. The Trust expensed $.5 million in fees for an unsuccessful effort to refinance its current debt in December 1998. Impark's general and administrative expenses increased over 1997 due to its inclusion in results for a full year in 1998 versus eight and a half months in 1997, and approximately $2.5 million in expansion costs into U.S. markets incurred in 1998 and a $.4 million expense for the termination of a contract to replace its computer system. The Trust also recorded a $2.25 million expense when it did not close on the purchase of a parking facility because the Board of Trustees believed that the contract, which was approved prior to the change in the majority of the Board in June 1998, was on disadvantageous terms. First Union partially offset this loss by assigning the contract to a third party for $200,000.



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