Form 10-K405, Exhibit 13
period 1999-12-31
FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS
filed 2000-03-30
CIK 37008

                                                                      EXHIBIT 13
                                                                      ----------

                              FINANCIAL HIGHLIGHTS
   Years ended December 31, (In thousands, except per share data and footnote)

                                                                                   1999              1998
                                                                                ---------         ---------
Revenues                                                                        $ 120,774         $ 148,062
Loss before capital gains, extraordinary loss,
  and loss from discontinued operations                                           (22,294)          (63,769)
Net loss before preferred dividend                                                 (6,304)          (83,518)
Net loss applicable to common shares of beneficial interest                        (9,137)          (86,517)
Funds from (used in) operations before preferred dividend                          10,726           (10,785)
Funds from (used in) operations after preferred dividend                            7,894           (13,784)
Dividends declared for common shares of beneficial interest                        13,166             3,478

Per share
  Loss applicable to shares of beneficial interest before capital gains,
    extraordinary loss, and loss from discontinued operations                   $    (.65)        $   (2.17)
  Net loss applicable to common shares of beneficial interest,
    basic and diluted                                                                (.24)            (2.81)
  Dividends declared per common share of beneficial interest                          .31               .11

                        MARKET PRICE AND DIVIDEND RECORD

                                                          DIVIDENDS
                             HIGH           LOW            DECLARED
                           -------------------------------------------
1999 QUARTERS ENDED
    December 31            $ 5 1/16        $ 4 3/4         $     .155
    September 30             5 3/8           4 5/8               .155
    June 30                  5 1/16          4
    March 31                 5 15/16         3 15/16       ----------
                                                           $      .31
                                                           ==========

1998 QUARTERS ENDED
    December 31            $ 6 1/8         $ 3 7/16        $
    September 30             9 9/16          5 3/16
    June 30                 11 7/8           8 3/4
    March 31                16 7/8          11                    .11
                                                           ----------
                                                           $      .11
                                                           ==========

    The Trust's shares are traded on the New York Stock Exchange (Ticker Symbol:
FUR). As of December 31, 1999, there were 3,000 recordholders of the Trust's shares of beneficial interest. The Trust estimates the total number of beneficial owners at approximately 9,000.


                                              SELECTED FINANCIAL DATA
                For the years ended December 31, (In thousands, except per share data and footnotes)

                                                                  1995           1996           1997         1998          1999
                                                               -------------------------------------------------------------------
OPERATING RESULTS
  Revenues(1)                                                  $  79,205      $  81,867      $ 110,539    $ 148,062      $ 120,774
  Income (loss) before unrealized loss on
    carrying value of assets identified for
    disposition, capital gains, extraordinary loss,
    cumulative effect of accounting change and
    loss from discontinued operations(1),(2),(3),(4)                 881          1,681          7,278      (63,769)       (22,294)
  Unrealized loss on carrying value of
    assets identified for disposition                            (14,000)
  Capital gains, net                                              31,577                         1,468       10,346         28,334
  Income (loss) before extraordinary loss,
    cumulative effect of accounting change and
    loss from discontinued operations(1),(2),(3),(4)              18,458          1,681          8,746      (53,423)         6,040
  Extraordinary loss from early
    extinguishment of debt(5)                                       (910)          (286)          (226)      (2,399)        (5,508)
  Cumulative effect of change in
    accounting method(6)                                          (4,325)
  Loss from discontinued operations(1),(3)                                                      (2,844)     (27,696)        (6,836)
  Net income (loss) before preferred dividend                     13,223          1,395          5,676      (83,518)        (6,304)
  Net income (loss) applicable to shares of
    beneficial interest                                           13,223            550            845      (86,517)        (9,137)
  Dividends declared for shares of
    beneficial interest                                            7,542          7,684         11,651        3,478         13,166
  Per share of beneficial interest
    Income (loss) before capital gains,
     extraordinary loss, cumulative effect of
      accounting change and loss from
      discontinued operations(1),(2),(3),(4)                   $     .05      $     .05      $     .10    $   (2.17)     $    (.65)
    Income (loss) before extraordinary loss,
      cumulative effect of accounting change
      and loss from discontinued operations(1),(2),(3),(4)          1.02            .05            .16        (1.83)           .08
    Extraordinary loss from early
      extinguishment of debt(5)                                     (.05)          (.02)          (.01)        (.08)          (.14)
    Cumulative effect of change in accounting
      method(6)
    Loss from discontinued operations(1),(3)                        (.24)                         (.12)        (.90)          (.18)
    Net income (loss) applicable to shares
      of beneficial interest, basic and diluted                      .73            .03            .03        (2.81)          (.24)
    Dividends declared per share of
      beneficial interest                                            .41            .44            .44          .11            .31

FINANCIAL POSITION AT YEAR END
  Total assets                                                 $ 376,144      $ 413,054      $ 734,984    $ 742,623      $ 461,452
  Long-term obligations(7)                                       258,454        254,868        458,637      553,576        256,717
  Total equity                                                    77,500        124,957        235,310      150,696        169,710

OTHER DATA
  Net cash provided by (used for)
  Operations                                                   $  12,989      $  11,085      $  15,940    $   5,919      $   9,409
  Investing                                                      (28,345)       (47,002)      (112,233)     (52,429)       112,089
  Financing                                                       15,783         35,466        110,124       72,781        109,128

This Selected Financial Data should be read in conjunction with the Combined Financial Statements and Notes thereto.

(1) In September 1997, First Union acquired the interests of its joint venture partners in eight shopping malls and 50% of another mall for $88 million in cash and the assumption of $203 million of mortgage debt.

(2) The results of Impark have been classified as discontinued operations for 1997, 1998 and 1999 as Impark will be spun off to the shareholders of the Trust in 2000. In 1998, Impark recognized a $15 million reduction of goodwill.

(3) In 1998, loss before capital gains, extraordinary loss, cumulative effect of accounting change and loss from discontinued operations included expenses of $17.6 million related to the proxy contest and the resulting change in the composition of the Trust's Board of Trustees:


      Litigation and proxy expenses                                              $  4.8 million
      Other professional fees to avoid change in composition of Board               1.5 million
      Severance expenses for employee change in control agreements
       and employment contract termination                                          3.7 million
      Expenses related to termination of First Union's former chairman,
       president and chief executive officer                                        3.4 million
      Vesting of restricted stock upon change in composition of Board               4.2 million
                                                                                 --------------
                                                                                 $ 17.6 million
                                                                                 ==============

     In 1995, income before capital gains, extraordinary loss, cumulative effect of accounting change and loss from discontinued operations included $1.6 million of litigation and proxy expenses.

(4) In 1998, the Trust recognized $36 million in losses on the carrying value of properties identified for disposition. In 1999, the Trust recognized $9.8 million in losses on the carrying value of assets identified for disposition.

(5) In 1999, the Trust repaid $46 million in mortgage debt resulting in a prepayment penalty of $5.5 million. In 1998, the Trust repaid approximately $87.5 million of its 8 7/8% Senior Notes resulting in $1.6 million in unamortized issue costs and solicitation fees being expensed. Also, in the fourth quarter of 1998, the Trust renegotiated its bank agreement and $90 million note payable resulting in $.8 million of deferred costs being expensed. In 1997 and 1996, the Trust renegotiated its bank credit agreements, resulting in a $226,000 and $286,000 charge, respectively, related to the write-off of unamortized costs. In November 1995, the Trust repaid approximately $36 million of mortgage debt resulting in a $910,000 charge for the write-off of unamortized costs and prepayment premiums.

(6) In December 1995, the Trust changed its accounting method to directly expense internal leasing costs and recorded a $4.3 million noncash charge for the cumulative effect of the accounting change as of the beginning of 1995.

(7) Included in long-term obligations are senior notes and mortgage loans. Bank loans are classified as long-term for 1995 through 1997.

                             COMBINED BALANCE SHEETS
                        As of December 31, (In thousands)

                                                                                           1999             1998
                                                                                        ---------------------------
ASSETS
INVESTMENTS IN REAL ESTATE
  Land                                                                                  $  53,028         $ 123,439
  Buildings and improvements                                                              271,223           674,791
                                                                                        ---------         ---------
                                                                                          324,251           798,230
  Less - Accumulated depreciation                                                         (75,161)         (165,285)
                                                                                        ---------         ---------
       Total investments in real estate                                                   249,090           632,945
INVESTMENT IN JOINT VENTURE                                                                 1,786             1,722
MORTGAGE LOANS AND NOTES RECEIVABLE,
  including current portion of $64 and $58, respectively                                    5,426             5,508
OTHER ASSETS
  Cash and cash equivalents- unrestricted                                                  45,005            28,649
                            - restricted                                                   12,836            16,526
  Accounts receivable and prepayments, net of allowances
    of $496 and $876, respectively                                                         10,386            14,929
  Investments                                                                             104,013                 5
  Inventory                                                                                 3,395             1,827
  Deferred charges and other, net                                                           1,244             6,864
  Unamortized debt issue costs, net                                                         4,479             7,608
  Other                                                                                       385               280
  Net assets of discontinued operations                                                    23,407            25,760
                                                                                        ---------         ---------
       Total assets                                                                     $ 461,452         $ 742,623
                                                                                        =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
  Mortgage loans, including current portion of $1,817 and $4,308, respectively          $ 195,051         $ 345,042
  Notes payable                                                                            49,128            94,996
  Senior notes                                                                             12,538            12,538
  Bank loans                                                                                                101,000
  Accounts payable and accrued liabilities                                                 22,936            25,826
  Deferred obligations                                                                     10,579            10,602
  Deferred capital gains and other deferred income                                          1,510             1,923
                                                                                        ---------         ---------
       Total liabilities                                                                  291,742           591,927
                                                                                        ---------         ---------
SHAREHOLDERS' EQUITY
  Preferred shares of beneficial interest, $25 liquidation preference, 2,300,000
    shares authorized, 1,349,000 shares outstanding in 1999 and 1998                       31,737            31,737
  Shares of beneficial interest, $1 par, unlimited authorization, outstanding              42,472            31,416
  Additional paid-in capital                                                              218,831           190,679
  Undistributed loss from operations                                                     (123,322)         (115,968)
  Undistributed capital gains                                                                                14,949
  Deferred compensation                                                                        (8)
  Accumulated other comprehensive income
    Foreign currency translation adjustment                                                                  (2,117)
                                                                                        ---------         ---------
       Total shareholders' equity                                                         169,710           150,696
                                                                                        ---------         ---------
       Total liabilities and shareholders' equity                                       $ 461,452         $ 742,623
                                                                                        =========         =========
The accompanying notes are an integral part of these statements.

                        COMBINED STATEMENTS OF OPERATIONS
     For the years ended December 31, (In thousands, except per share data)

                                                                                           1999           1998           1997
                                                                                        ---------------------------------------
REVENUES
  Rents                                                                                 $ 116,482      $ 144,128      $ 100,383
  Interest- Mortgage loans                                                                    463          1,211          2,907
          - Short-term investments                                                          2,649          1,337          1,525
          - Investments                                                                                      302            494
  Equity in income from joint venture                                                          64            148            488
  Management fees                                                                             332            353          2,808
  Other income                                                                                784            583          1,934
                                                                                        ---------      ---------      ---------
                                                                                          120,774        148,062        110,539
                                                                                        ---------      ---------      ---------
EXPENSES
  Property operating                                                                       44,894         54,626         37,380
  Real estate taxes                                                                         9,937         12,453          9,948
  Depreciation and amortization                                                            25,331         27,603         18,787
  Interest- Mortgage loans                                                                 28,264         29,032         15,437
          - Notes payable                                                                   4,232          3,757
          - Senior notes                                                                    1,113          5,856          8,875
          - Bank loans and other                                                            4,833          9,552          3,436
  General and administrative                                                               14,664         28,104          9,398
  Litigation and proxy                                                                                     4,848
  Unrealized loss on carrying value of assets identified for
    disposition and impaired assets                                                         9,800         36,000
                                                                                        ---------      ---------      ---------
                                                                                          143,068        211,831        103,261
                                                                                        ---------      ---------      ---------

INCOME (LOSS) BEFORE CAPITAL GAIN, EXTRAORDINARY LOSS,
 AND LOSS FROM DISCONTINUED OPERATIONS                                                    (22,294)       (63,769)         7,278
  Capital gains, net                                                                       28,334         10,346          1,468
  Extraordinary loss from early extinguishment of debt                                     (5,508)        (2,399)          (226)
  Loss from discontinued operations                                                        (6,836)       (27,696)        (2,844)
                                                                                        ---------      ---------      ---------
NET INCOME (LOSS) BEFORE PREFERRED DIVIDEND                                                (6,304)       (83,518)         5,676
  Preferred dividend                                                                       (2,833)        (2,999)        (4,831)
                                                                                        ---------      ---------      ---------
NET INCOME (LOSS) APPLICABLE TO SHARES OF BENEFICIAL INTEREST                           $  (9,137)     $ (86,517)     $     845
                                                                                        =========      =========      =========

PER SHARE DATA
  Income (loss) applicable to shares of beneficial
    interest before capital gain, extraordinary
    loss and loss from discontinued operations                                          $    (.65)     $   (2.17)     $     .10
                                                                                        ---------      ---------      ---------
  Income (loss) before extraordinary loss and
    loss from discontinued operations                                                         .08          (1.83)           .16
  Extraordinary loss from early extinguishment of debt                                       (.14)          (.08)          (.01)
  Loss from discontinued operations                                                          (.18)          (.90)          (.12)
                                                                                        ---------      ---------      ---------
NET INCOME (LOSS) APPLICABLE TO SHARES OF BENEFICIAL INTEREST,
  BASIC AND DILUTED                                                                     $    (.24)     $   (2.81)     $     .03
                                                                                        =========      =========      =========
ADJUSTED SHARES OF BENEFICIAL INTEREST, BASIC                                              38,827         30,772         24,537
ADJUSTED SHARES OF BENEFICIAL INTEREST, DILUTED                                            38,836         31,015         25,415


                  COMBINED STATEMENTS OF COMPREHENSIVE RESULTS
                 For the years ended December 31, (In thousands)

Net income (loss)                                                                       $  (9,137)     $ (86,517)     $     845
  Other comprehensive income
    Available for sale securities                                                                             66            (66)
    Foreign currency translation adjustment                                                 2,117         (1,305)          (812)
                                                                                        ---------      ---------      ---------
Comprehensive loss                                                                      $  (7,020)     $ (87,756)     $     (33)
                                                                                        =========      =========      =========

The accompanying notes are an integral part of these statements.

                   COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
                        (In thousands, except footnotes)

                                                                                    Preferred
                                                                                    Shares of     Shares of     Additional
                                                                                    Beneficial    Beneficial      Paid-In
                                                                                     Interest      Interest       Capital
----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996                                                            $ 54,109      $ 17,622      $ 56,672

  Net income before preferred dividend
  Dividends paid or accrued on shares of beneficial
    interest ($.44/share)
  Dividends accrued on preferred shares ($2.10/share)
  Sale of 3,910,000 shares of beneficial interest, net                                                3,910        42,211
  Sale of 6,325,000 shares of beneficial interest, net                                                6,325        68,139
  Shares sold under long-term incentive ownership
    plan and share option agreements                                                                     96           611
  Restricted shares issued                                                                              226         2,934
  Deferred compensation related to restricted shares
  Foreign currency translation adjustment
  Available for sale securities                                                      --------      --------      --------
BALANCE DECEMBER 31, 1997                                                              54,109        28,179       170,567
----------------------------------------------------------------------------------------------------------------------------------
  Net loss before preferred dividend
  Dividends paid on shares of beneficial interest ($.11/share)
  Dividends paid or accrued on preferred shares ($2.10/share)
  Conversion of preferred shares                                                      (22,372)        3,144        19,228
  Shares sold under long-term incentive ownership
    plan and share option agreements                                                                    373         2,623
  Restricted shares issued                                                                              343         4,632
  Restricted shares forfeited                                                                          (453)       (5,147)
  Shares purchased                                                                                     (170)       (1,660)
  Issuance of 500,000 stock warrants                                                                                  436
  Deferred compensation related to restricted shares
  Vesting of restricted shares
  Foreign currency translation adjustment
  Available for sale securities
                                                                                     --------      --------      --------
BALANCE DECEMBER 31, 1998                                                              31,737        31,416       190,679
----------------------------------------------------------------------------------------------------------------------------------
  Net loss before preferred dividend
  Dividends paid or accrued on shares of beneficial interest
    ($.31/share)
  Dividends paid or accrued on preferred shares ($2.10/share)
  Sale of 12,549,445 shares of beneficial interest                                                   12,549        33,927
  Shares purchased                                                                                   (1,506)       (6,485)
  Compensation on variable stock options                                                                              666
  Restricted shares issued                                                                               18            62
  Restricted shares canceled                                                                             (5)          (18)
  Deferred compensation related to restricted shares
  Foreign currency translation adjustment
                                                                                     --------      --------      --------
BALANCE DECEMBER 31, 1999                                                            $ 31,737      $ 42,472      $218,831
                                                                                     ========      ========      ========



The accompanying notes are an integral part of these statements.

(1) Includes the balance of cumulative undistributed net loss of First Union Management, Inc. of $6,579,000, $5,446,000, $36,077,000 and $46,936,000 as
     of December 31, 1996, 1997, 1998 and 1999, respectively.

(2) Cumulative distributions in excess of the Trust's net income from inception are $11,330,000.


  Restated
Undistributed                                                                        Foreign
Income (Loss)                                                     Available          Currency
    From                 Undistributed          Deferred           for Sale         Translation
 Operations(1),(2)       Capital Gains       Compensation         Securities        Adjustment
-----------------------------------------------------------------------------------------------
$ (15,167)                 $  14,949         $  (3,229)

    5,676

  (11,651)
   (4,831)

                                                (3,160)
                                                   746
                                                                                 $    (812)
                                                               $     (66)
---------                  ---------         ---------         ---------         ---------
  (25,973)                    14,949            (5,643)              (66)             (812)
-----------------------------------------------------------------------------------------------
  (83,518)
   (3,478)
   (2,999)

                                                (4,975)
                                                 5,600

                                                   312
                                                 4,706
                                                                                    (1,305)
                                                                      66
---------                  ---------           -------          --------           -------
 (115,968)                    14,949                 -                 -            (2,117)
-----------------------------------------------------------------------------------------------
   (6,304)

                             (13,166)
   (1,050)                    (1,783)

                                                   (80)
                                                    23
                                                    49
                                                                                     2,117
---------                  ---------         ---------         ---------         ---------
$(123,322)                 $       -         $      (8)         $      -         $       -
=========                  =========         =========         =========         =========

                     COMBINED STATEMENTS OF CHANGES IN CASH
                 For the years ended December 31, (In thousands)

                                                                         1999              1998             1997
                                                                      ---------------------------------------------
CASH PROVIDED BY (USED FOR) OPERATIONS
  Net income (loss) before preferred dividend
      and loss from discontinued operations                           $     532         $ (55,822)        $   8,520
  Adjustments to reconcile net income (loss) before preferred dividend and loss from discontinued operations to net
      cash provided by operations
    Depreciation and amortization                                        25,331            27,603            18,787
    Extraordinary loss from early extinguishment of debt                  5,508             2,399               226
    Capital gains, net                                                  (28,334)          (10,346)           (1,468)
    Loss on carrying value of assets identified for
      disposition and impaired assets                                     9,800            36,000
    Vesting of restricted shares                                                            4,184
    Increase in deferred charges and other, net                             (64)           (1,316)           (4,998)
    Increase (decrease) in deferred income                                 (413)              401             1,505
    Increase in deferred interest on mortgage investments                                      (6)             (122)
    Decrease in deferred obligations                                        (23)              (20)              (18)
    Net changes in other assets and liabilities                          (2,928)            2,842            (6,492)
                                                                      ---------          --------          --------
     Net cash provided by operations                                      9,409             5,919            15,940
                                                                      ---------          --------          --------
CASH PROVIDED BY (USED FOR) INVESTING
  Repayment of mortgage investment and note receivable                                     25,045            16,200
  Principal received from mortgage investments                               82               139               216
  Proceeds from sales of properties                                     227,508             6,507            18,374
  Purchase of investments                                              (104,013)           (1,771)          (12,746)
  Sale of investments                                                                      15,141
  Investments in properties                                                               (63,022)             (834)
  Acquisition of joint venture interests, net of cash acquired                                              (72,900)
  Deposit for property acquisitions                                                          (170)           (2,315)
  Investment in Impark, net of cash acquired                                              (11,195)          (36,574)
  Investments in capital and tenant improvements                        (11,488)          (23,103)          (21,654)
                                                                      ---------          --------          --------
    Net cash provided by (used for) investing                           112,089           (52,429)         (112,233)
                                                                      ---------          --------          --------
CASH PROVIDED BY (USED FOR) FINANCING
  Increase (decrease) in bank loans                                    (101,000)           55,900            19,300
  Increase in notes payable                                              49,000            90,000
  Increase in mortgage loans                                             66,689            30,000             2,737
  Repayment of mortgage loans- Normal payments                           (3,463)           (3,951)           (2,765)
                               - Balloon payments                       (49,548)             (468)          (13,835)
  Mortgage repayment penalties                                           (5,846)
  Repayment of note payable                                             (90,000)
  Repayment of senior notes                                                               (87,462)
  Purchase of First Union shares                                         (7,989)           (1,830)
  Sale and employee option exercises of First Union shares               46,476             2,996           121,291
  Sale of hedge agreement                                                                     825
  Debt issue costs paid                                                  (4,031)           (3,320)           (1,261)
  Dividends paid to shares of beneficial interest                        (6,583)           (6,577)          (10,473)
  Dividends paid to preferred shares of beneficial interest              (2,833)           (3,332)           (4,870)
                                                                      ---------          --------          --------
    Net cash provided by (used for) financing                          (109,128)           72,781           110,124
                                                                      ---------          --------          --------
  Increase in cash and cash equivalents from
      continuing operations                                              12,370            26,271            13,831
  Cash and cash equivalents at beginning of year                         45,175            16,864             2,951
                                                                      ---------          --------          --------
  Cash and cash equivalents at end of year                               57,545            43,135            16,782
  Change in cash from discontinued operations                               296             2,040                82
                                                                      ---------          --------          --------
  Cash and cash equivalents at end of year, including
    discontinued operations                                           $  57,841         $  45,175         $  16,864
                                                                      =========         =========         =========

The accompanying notes are an integral part of these statements.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    First Union Real Estate Investments ("Trust") and First Union Management, Inc. ("Company") are in the real estate and parking and transit ticket equipment manufacturing industries with properties and operations primarily in the United States and Canada. The accounting policies of the Trust and Company conform to generally accepted accounting principles and give recognition, as appropriate, to common practices within the real estate, parking and manufacturing industries.
    Under a trust agreement, the shares of the Company are held for the benefit of the shareholders of the Trust. Accordingly, the financial statements of the Company and Trust have been combined. Additionally, as the Company owns Imperial Parking Limited ("Impark"),the financial statements of Impark are consolidated with those of the Company. The Trust announced in January 2000 a planned distribution to its shareholders of the parking business. The distribution is expected to be completed in the first half of 2000. The financial information for 1999,1998 and 1997 classifies the parking business as "discontinued operations."
    The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from these estimates.
    The Trust's properties were leased to the Company through February 28, 1999. Thereafter, the Trust became self-managed.
    At December 31, 1999 and 1998, buildings and improvements included $1.2 million of equipment and $8.1 million of equipment and appliances, respectively. Equipment and appliances are depreciated over useful lives of five to ten years.
    Tenant leases generally provide for billings of certain operating costs and retail tenant leases generally provide for percentage rentals, in addition to fixed minimum rentals. The Trust and Company accrue the recovery of operating costs based on actual costs incurred and accrue percentage rentals based on current estimates of each retail tenant's sales. In July 1998, the Trust adopted the Financial Accounting Standards Board's Emerging Issues Task Force Bulletin 98-9 (EITF-98-9), "Accounting for Contingent Rent in Interim Financial Periods." EITF-98-9 requires that contingent rental income, such as percentage rent which is dependent on sales of retail tenants, be recognized in the period that a tenant exceeds its specified sales breakpoint. Consequently, the Trust accrues the majority of percentage rent income in the fourth quarter of each year in accordance with EITF-98-9. For the years ended December 31, 1999, 1998 and 1997, the accrued recovery of operating costs and percentage rent income approximated $30.0 million, $36.2 million and $21.9 million, respectively. Deferred revenue is derived primarily from revenue received in advance of its due date.
    Depreciation for financial reporting purposes is computed using the straight-line method. Buildings are depreciated over their estimated useful lives of 10 to 40 years, based on the property's age, overall physical condition, type of construction materials and intended use. Improvements to the buildings are depreciated over the remaining useful life of the building at the time the improvement is completed. Tenant alterations are depreciated over the life of the lease of the tenant. The Trust annually reviews its portfolio of properties for any impairment as required by Statement of Financial Accounting Standards (SFAS) 121, "Accounting for Long-Lived Assets and Long-Lived Assets to be Disposed of."

    The Trust's buildings are depreciated as follows:

                                    Life             Buildings
                                  (in years)       (in thousands)
                                  ------------------------------
                                     40              $ 168,548
                                     30                 98,563
                                     25                  3,952
                                     10                    160
                                                     ---------
                                                     $ 271,223
                                                     =========

    The Trust's useful lives for the calculation of depreciation are as follows:

                                                           Life
                                                         (in years)
                                  ---------------------------------
                                   Shopping malls          40
                                   Office buildings        40
                                   Parking garages       25 - 40
                                   Parking facilities      10

    The Trust accounts for its investment in a joint venture which it does not control using the equity method of accounting. This investment, which represents a 50% non-controlling ownership interest in a shopping mall, was recorded initially at the Trust's cost and subsequently adjusted for the Trust's equity in income and cash distributions.
    At December 31, 1999 and 1998, $1.1 million and $12.6 million of cash was restricted, respectively, based on terms of a mortgage. Additionally, $1.7 million and $3.9 million of cash as of December 31, 1999 and 1998, respectively, was classified as restricted because it secures benefits under change of control agreements with employees of the Trust and Company. The restricted cash can also be used for reimbursement of legal and other expenses incurred for claims against Trustees serving prior to the change in the majority of the Board that occurred in June 1998. The Trust also has $10.0 million of cash on deposit to collateralize Impark's bank loan and is classified as restricted in the Combined Balance Sheets at December 31, 1999.
    Investments as of December 31, 1999, consisted of U.S. Treasury Bills. The U.S. Treasury Bills were classified as held-to-maturity securities and were recorded at cost plus accrued interest. Of the $104.0 million of U.S. Treasury Bills, $5.0 million is held on deposit as collateral for Impark's bank loan.
    The Trust has calculated earnings per share for 1999, 1998 and 1997 in accordance with SFAS 128, "Earnings Per Share." SFAS 128 requires that common share equivalents be excluded from the weighted average shares outstanding for the calculation of basic earnings per share. The reconciliation of shares outstanding for the basic and fully diluted earnings per share calculation is as follows (in thousands):

                                                   1999       1998       1997
                                                  ----------------------------
       Basic weighted average shares              38,827     30,772     24,537
       Stock options, treasury method                           243        571
       Restricted shares, treasury method              9                   307
                                                  ------     ------     ------
       Diluted weighted average shares            38,836     31,015     25,415
                                                  ======     ======     ======

    The preferred shares and warrants to purchase shares of beneficial interest are anti-dilutive and are not included in the weighted average shares outstanding for the diluted earnings per share.
    Financial instruments held by the Trust and Company include cash and cash equivalents, accounts receivable, mortgage loans receivable, accounts payable, revolving credit agreements, long-term debt and interest rate caps. The Trust and Company do not hold or issue financial instruments or derivative financial instruments for trading purposes.

    During 1998 and subsequently amended in 1999, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement requires companies to recognize all derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. This Statement is effective for fiscal years beginning after June 15, 2000. The Trust believes that the effect of SFAS 133 on its financial statements will be immaterial.
    Certain reclassifications have been made to prior year balances so that they are comparable to 1999.

2. DISCONTINUED OPERATIONS
    In January 2000, the Trust announced plans to distribute to its common shareholders shares of a restructured Impark, currently a subsidiary of the Company. Prior to the spin-off, Ventek International, Inc., a subsidiary of Impark, will be sold to the Company. The 1999 loss on disposal includes an estimate for losses from Impark's operations through March 31, 2000, the cumulative foreign currency translation at December 31, 1999, and costs associated with the spin-off. After the spin-off, Impark will be a publicly owned company. Common shareholders of the Trust will receive one share of Impark for every 20 common shares of beneficial interest of the Trust that they own. The Trust's Combined Financial Statements and Notes to Combined Financial Statements report Impark as a discontinued operation.

    DISCONTINUED OPERATIONS (AMOUNTS IN THOUSANDS)

                                                   1999        1998       1997
                                                -------------------------------

   Net operating income                         $   8,380   $  7,423  $   5,170
   Less- Interest expense                           1,888      2,662      2,116
       - Depreciation and amortization              5,277      5,786      4,105
       - General and administrative                 4,022      9,473      1,793
       - Goodwill impairment                                  15,000
       - Foreign currency (gain) loss              (1,060)     2,198
                                                ---------   --------  ---------
   Loss from operations                            (1,747)   (27,696)    (2,844)
   Loss on disposal                                (5,091)
                                                ---------   --------  ---------
   Total discontinued operations                $  (6,838)  $(27,696) $  (2,844)
                                                =========   ========  =========

    NET ASSETS OF DISCONTINUED OPERATIONS (AMOUNTS IN THOUSANDS)

                                                                  1999           1998
                                                                -----------------------
ASSETS
  Real estate, net of accumulated depreciation                  $10,961        $ 8,557
  Equipment, net of accumulated depreciation                      5,414          6,032
  Note receivable                                                 2,991
  Accounts receivable and prepayments                             3,990          6,880
  Inventory                                                         865            971
  Goodwill, net of accumulated amortization                      42,690         45,379
  Management contracts, net of accumulated amortization             901          1,852
  Deferred charges                                                  214            150
LIABILITIES
  Bank loans                                                     22,501         24,821
  Accounts payable and accrued liabilities                       19,148         17,880
  Deferred income                                                 2,970          1,360
                                                                -------        -------
    Net assets of discontinued operations excluding cash         23,407         25,760
Cash                                                              2,414          2,118
                                                                -------        -------
                                                                $25,821        $27,878
                                                                =======        =======

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES OF DISCONTINUED OPERATIONS
    The real estate assets of $11.0 million consist of land, buildings and construction in progress at December 31, 1999 that will be transferred to Impark when the spin-off from the Trust occurs. The buildings are depreciated using a 40-year life.
    Parking leasehold improvements are depreciated over five years. Routine maintenance and repairs, including replacements, are charged to expense, while replacements which improve or extend the lives of existing properties are capitalized.
    Goodwill represents the excess of cost over the value assigned to the net assets from the purchase of Impark. Goodwill is amortized on a straight-line basis over 20 years. Accumulated amortization at December 31, 1999 and 1998, was $4.8 million and $2.3 million, respectively. Impark recorded a U.S. $15 million reduction of goodwill in December 1998, in accordance with SFAS 121.
    Lease and management agreements are recorded at cost and represent Impark's investment in parking lot agreements acquired from other parking lot management companies. The underlying value of this asset is calculated by discounting future cash flows of each agreement over its length of term. Management and lease agreements terminated before the life of the agreements are expensed. Amortization is provided on a straight-line basis over their useful lives of approximately three years as of the acquisition in April 1997. Accumulated amortization at December 31, 1999 and 1998 was $4.9 million and $3.6 million, respectively.
    Inventory consists of parking equipment parts and supplies and is recorded at the lower of cost determined on a first-in, first-out basis, or replacement cost.
    The assets and liabilities of the Canadian operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts are translated at the weighted average exchange rates for the year. The gains or losses resulting from these translations are recorded in a separate component of shareholders' equity. Gains or losses resulting from realized foreign currency and intercompany transactions are included in net income.

BANK DEBT
    As of December 31, 1999, Impark has $22.5 million outstanding under a secured credit agreement. The credit agreement consists of revolving and term commitments of $4.5 million and $21.1 million, respectively. The credit agreement matures in April 2000. The weighted average interest rate for the credit agreement was 6.9% for 1999 and 7% for 1998. As the bank loans are at market interest rates, the fair value is the carrying amount of the loans.
    The Trust paid a fee to the bank facility lenders and provided $15.0 million in cash to secure a portion of the balance outstanding under the bank facility during 1999.
    The revolving credit facility bears interest at the lender's prime rate plus 75 basis points and the term facility bears interest at the Canadian Bankers Acceptance rate plus 175 basis points. Additionally, upon maturity of this credit facility, Impark will pay to the lenders a fee of 55 basis points retroactive to the inception date of the bank credit facility.
    As part of the spin-off of Impark to the Trust's shareholders, the Trust will repay Impark's bank credit facilities.

MINORITY INTEREST IN IMPARK
    The Company in the third and fourth quarter of 1999 purchased the common stock of Impark owned by the employees of Impark for approximately $1.0 million. As a result of these transactions, the Company owns 100% of the common stock of Impark and the employees of Impark own $.4 million or 4% preferred stock of Impark. Additionally, the Company purchased $.5 million in preferred stock in Impark from two terminated employees during 1999.

SALE OF SUBSIDIARIES OF IMPARK
    Inner-Tec Security Consultants Ltd., a security business, was sold in June 1999 to a former executive officer for a $.5 million note and cash of $.6 million. The note is for two years and bears interest at 12% per annum for the first year and 16% per annum for the second year. The note receivable is current at December 31, 1999.
    Robbins Parking Services, Ltd. was sold in the second quarter of 1999 to the former president of Impark for a $2.1 million ten-year note bearing interest at 8% per annum. The Trust also sold a building to the former president of Impark for a $.3 million, ten-year mortgage note bearing interest at 8% per annum for the first five years and 9.25% per annum for the second five years.
    Imperial Parking Asian Ltd. was sold in September 1999 for $.6 million to an unrelated third party.

SEVERANCE
    During 1999, Impark reversed a severance provision of $1.8 million, while recording an additional severance expense of $.9 million, resulting in a reduction of severance expense in 1999 of $.9 million. The reversal of the 1998 provision for severance expense was the result of settling all claims with Impark's former president below the 1998 accrued amount. The 1999 severance provision represents termination expense which is expected to be paid through 2005 for final termination agreements entered into as of December 31, 1999.

    Severance Accrual (amounts in thousands)

                                                        1999           1998
                                                     -----------------------

                 Beginning balance                   $  2,352      $
                 Expense, net                            (873)        2,352
                 Payments                                (354)
                                                     --------      --------
                 Balance at end of year              $  1,125      $  2,352
                                                     ========      ========

3. FINANCIAL INSTRUMENTS
    The Trust owns two interest rate protection agreements ("caps") which protect the Trust from the impact of rising interest rates on two floating rate mortgage loans. The first interest rate cap in the notional amount of $16 million expires in July 2002 and limits interest rate increases above 7% for one month LIBOR. The net book value of this interest cap is $133,000 at December 31, 1999.The second interest rate cap is for the notional amount of $21.1 million and protects the Trust from increases in interest rates above 9.65%. The net book value of this interest rate cap is $106,000 at December 31, 1999.

4. COMPREHENSIVE INCOME
    Comprehensive income includes changes in shareholders' equity, such as foreign currency translation adjustments and reserves for the valuation of securities held for sale, which are shown separately and have no effect on the Trust's net income or shareholders' equity.

5. WARRANTS TO PURCHASE SHARES OF BENEFICIAL INTEREST
    The Trust in November 1998 issued 500,000 warrants which allow a third party to purchase 500,000 shares of beneficial interest at $10 per share. The warrants expire in November 2008. The Trust issued the warrants to the third party as part of the consideration for various services provided to the Trust and recorded $.4 million in expense as a measurement of this consideration in 1998. The fair value of the consideration was determined using the Black-Scholes model using the following factors - 10-year term, 4% dividend yield, 4% risk free interest rate and 32% for volatility.

6. COMBINED STATEMENTS OF CHANGES IN CASH
    The Trust and Company consider all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. The Trust and Company paid interest of $39.8 million, $51.4 million and $29.9 million in 1999, 1998 and 1997, respectively.

7. LOSS ON CARRYING VALUE OF ASSETS IDENTIFIED FOR DISPOSITION
   AND IMPAIRED ASSET
    Management reviews the net realizable value of the Trust's portfolio periodically to determine whether an allowance for possible losses is necessary. The carrying value of the Trust's investments in real estate is evaluated on an individual property basis in accordance with SFAS 121. In June 1999, the Trust recorded $9.0 million in losses on the carrying value of six shopping malls because the Trust agreed to sell these malls at a sales price which was below net book value. These six malls were sold in December 1999. In December 1998, the Trust recorded $36.0 million in losses on the carrying value of three shopping centers, two office properties and a parking facility which were identified for disposition. The Trust determined that these assets, which were actively being marketed for sale, were impaired based on the bids received for them as compared to their net book value. The bids received for these assets best represent the cash flow to be realized in accordance with SFAS 121. These assets were sold in 1999. In December 1999, the Trust, in accordance with SFAS 121, recorded $.8 million in losses on the carrying value of an asset that it has identified for sale.
    In January 1997, the Trust sold a shopping center for $9.0 million in cash. The sale resulted in a capital loss of $4.0 million which was provided for as part of a $14.0 million noncash, unrealized loss on the carrying value of certain assets that was recorded in December 1995.
    The amount of assets identified for sale, the reserve for loss and the losses deducted from the reserve are summarized for the years ended December 31 in the following table (amounts in thousands):

                                                                                         Restated
                                                       1999              1998              1997
                                                    ----------------------------------------------
Net book value of assets identified for sale        $  83,837         $   5,163         $  27,451
Additions                                             204,712            79,034               808
Depreciation                                                               (360)             (387)
Sales of assets                                      (282,171)                            (22,709)
                                                    ---------         ---------         ---------
Net book value of assets identified
  for sale at year end                              $   6,378         $  83,837         $   5,163
                                                    =========         =========         =========
Reserve for loss                                    $  39,630         $   3,630         $   7,605
Additions to reserve                                    9,800            36,000            (3,975)
Losses realized on sale of assets                     (48,406)
Reversal of realized loss                                (224)
                                                    ---------         ---------         ---------
Reserve for loss at year end                        $     800         $  39,630         $   3,630
                                                    =========         =========         =========

    Property net operating income, which is rents less operating expenses for assets identified for sale, are summarized for the years ended December 31 in the following table (amounts in thousands):

                                       1999          1998            1997
                                     --------------------------------------
Revenues                             $   472        $15,217        $17,145
Less-Operating expenses                   57          7,756          8,456
                                     -------        -------        -------
Property net operating income        $   415        $ 7,461        $ 8,689
                                     =======        =======        =======

8. CAPITAL GAINS AND LOSSES
    The Trust sold a shopping center in February 1999 for $21.6 million, resulting in a capital gain of $.4 million. In May 1999, the Trust sold eight apartment complexes for $86 million, resulting in a capital gain of $8.7 million. Additionally, in May and June 1999 the Trust sold five shopping malls and a strip shopping center for $59.4 million, resulting in capital gains of $19 million. The Trust sold two office properties, a parking lot, and nine shopping malls in 1999 for $215.2 million, resulting in a capital gain of $.2 million.
    In May 1998, the Trust sold its investment in the land beneath the Huntington Building in Cleveland, OH for $6.1 million, resulting in a capital gain of $1.7 million. Additionally, an $18.8 million mortgage investment secured by the Huntington Building was repaid in 1998, resulting in the recognition of a $7.7 million capital gain which was deferred when the building was sold in 1982 since the Trust received the mortgage note as consideration. In June 1998, the Trust sold a forward exchange agreement, resulting in a gain of $.8 million. The forward exchange contract was purchased to protect the Trust from foreign currency fluctuations resulting from notes issued in conjunction with the acquisition of Impark. In December 1998, the Trust sold a land parcel in Monroe, LA, resulting in a gain of $.1 million.
    In November 1997, the Trust sold an apartment complex in Dayton, OH for $.7 million in cash,a $2.6 million, 8.75% second mortgage, secured by the property, and the assumption by the purchaser of a $7.6 million existing mortgage loan. The capital gain recognized was $2.7 million. In December 1997, the Trust sold an office complex in Oklahoma City, OK for $4.7 million in cash, resulting in a capital loss of $1.2 million.

9. EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT
    In 1999, the Trust repaid $45.9 million in mortgage debt prior to maturity resulting in a prepayment penalty of $5.5 million. The mortgage debt was repaid because it was cross-collateralized with the mortgages on six shopping malls which were sold in December 1999.
    In 1998, the Trust repaid approximately $87.5 million of its 8-7/8% senior notes resulting in $1.6 million of unamortized issue costs and solicitation fees being expensed. Additionally, the Trust renegotiated its bank credit agreement and the terms of the $90 million note payable in 1998 resulting in $.8 million of deferred costs related to the bank credit agreement and note payable being expensed.
    In 1997, the Trust renegotiated its bank credit agreements resulting in $.2 million of deferred costs relating to its prior bank credit agreements being expensed.

10. INVESTMENTS IN MORTGAGE LOANS AND NOTES RECEIVABLE
    As of December 31, the Trust had the following investments in mortgage loans and notes receivable (amounts in thousands):

                                                       Current
                                                       Rate on
                                                      Investment       1999          1998
                                                      --------------------------------------
   Second mortgage loan secured by an apartment
   complex in Dayton, OH, maturing in 2002               8.75%        $2,560        $2,581
Note receivable secured by management contract
   on an apartment complex in Atlanta, GA,
   maturing in 2008                                        10%         1,666         1,727
Note receivable secured by Temple Mall Company,
   maturing in 2023                                         6%         1,200         1,200
                                                                      ------        ------
                                                                      $5,426        $5,508
                                                                      ======        ======

    The market value of mortgage investments is approximately $4.9 million as of December 31, 1999 based on current market conditions and interest rates. The mortgage loan secured by the apartment complex in Dayton, OH was repaid in March 2000 for $2.5 million.

11. BANK LOANS
    As of December 31, 1998, the Trust had $101 million outstanding under a fully secured $110 million credit agreement at a weighted average interest rate of 8.37%. The bank loans were repaid and the credit facility was terminated in 1999.

12. MORTGAGE LOANS PAYABLE AND DEFERRED OBLIGATION
    As of December 31, 1999, the Trust had outstanding $195.1 million of mortgage loans due in installments extending to the year 2018. Interest rates on fixed rate mortgages range from 7.5% to 15% with $71.1 million of mortgage loans bearing interest based on LIBOR. Variable rate mortgage loans of $34.0 million were outstanding at December 31, 1998 at a weighted average interest rate of 7.32%. The weighted average interest rate of the variable rate mortgages is 8.96% at December 31, 1999. Principal payments due during the five years following December 31, 1999 are $1.8 million, $35.9 million, $83.5 million, $2.0 million and $31.1 million, respectively.
    A $38.2 million mortgage at 12.25% provides for the lender to participate in the cash flow of the secured property over predefined levels.
    A $29.6 million mortgage loan at 15% is a second mortgage loan that matures in 2000. The second mortgage loan requires that the interest is paid quarterly at a 7% pay rate with 8% deferred. This second mortgage note also requires that the first $.6 million of cash flow remaining after paying the debt service on the first and second mortgage loans be deposited into an escrow account on an annual basis. Cash flow above the $.6 million threshold is to be used to repay the deferred interest on the second mortgage loan. The lender of the second mortgage loan was granted an option exercisable in April 2000 to purchase the shopping mall securing the first and second mortgages for $2.0 million in excess of the mortgage loan balances. The Trust has a put option exercisable in April 2000 to require the lender to purchase the mall if the lender fails to exercise its option.
    The fair value of mortgage loans payable is $200.5 million at December 31, 1999 based on current market conditions and interest rates.
    The Trust also has outstanding a $10.6 million deferred obligation at an interest rate of 14.88%, which was repaid in January 2000. The fair value of the deferred obligation is approximately $13.6 million at December 31, 1999.

13. SENIOR NOTES
    The Trust has approximately $12.5 million of 8-7/8% Senior Notes outstanding at December 31, 1999. The fair value of the Senior Notes is approximately $12.3 million based on current market quotations.

14. PREFERRED SHARES OF BENEFICIAL INTEREST
    In October 1996, the Trust issued $57.5 million of Series A cumulative convertible redeemable preferred shares of beneficial interest ("Series A Preferred Shares"). The 2,300,000 Series A Preferred Shares were issued at a par value of $25 per share and are each convertible into 3.31 common shares of beneficial interest. The distributions on the Series A Preferred Shares are cumulative and equal to the greater of $2.10 per share (equivalent to 8.4% of the liquidation preference per annum) or the cash distributions on the common shares of beneficial interest into which the Series A Preferred Shares are convertible (determined on each of the quarterly distribution payment dates for the Series A Preferred Shares). The Series A Preferred Shares are not redeemable prior to October 29, 2001, and at no time will they be redeemable for cash. On and after October 29, 2001, the Series A Preferred Shares are redeemable at the option of the Trust at the conversion rate of one Series A Preferred Share for
3.31 common shares of beneficial interest. The Trust may exercise its option only if for 20 trading days within any period of 30 consecutive trading days, the closing price of the common shares of beneficial interest on the New York Stock Exchange equals or exceeds the conversion price of $7.5625 per share of beneficial interest.

    In February 1998, 951,000 Series A Preferred Shares were converted to 3,144,000 common shares of beneficial interest.

15. NOTES PAYABLE
    The Trust has a $49.1 note payable loan bearing interest at 7.25% per annum and maturing in March 2000. The note payable is secured by a $99.0 million U.S. Treasury Bill.
    The Trust as of December 31, 1998 had notes payable of $90.0 million and $4.9 million outstanding. The $90.0 million note payable was repaid during the first six months of 1999. The $4.9 million note was payable to the trustee of an escrow account which secures the change in control agreements entered into by the Trust and Company with their employees. The note was payable upon demand by the trustee. The $4.9 million liability for the note payable was reversed by the Trust in 1999 because the Trust believes that there is sufficient liquidity to meet any remaining severance payments and legal fees associated with the change in the majority of the Trust's Board of Trustees.

16. SHARE OPTIONS
    The Trust has the following share option plans for key personnel and Trustees.

1981 STOCK OPTION PLAN
    This plan provided that option prices be at the fair market value of the shares at the date of grant and that option rights granted expire 10 years after the date granted. Adopted in 1981, the plan originally reserved 624,000 shares for the granting of incentive and nonstatutory share options. Subsequently, the shareholders approved amendments to the plan reserving an additional 200,000 shares, for a total of 824,000 shares, for the granting of options and extending the expiration date to December 31, 1996. The amendments did not affect previously issued options. In June 1998, a change in the majority of the Trust's Board of Trustees resulted in all share options not previously vested to become fully vested as of that date.
    The activity of the plan is summarized for the years ended December 31 in the following table:

                   1999          Weighted      1998          Weighted        1997         Weighted
                  Shares          Average     Shares          Average       Shares         Average
                  -----------------------     ------------------------      -----------------------
Exercised                                     186,155        $    8.51      39,809        $    7.64
Canceled          82,550        $   10.61     317,281             8.22      13,590            13.14
Expired            7,280            17.07      16,120            17.43      22,880            17.55

    As of December 31, 1999, the following options were outstanding under the 1981 plan:

                                          Options Outstanding                                       Options Exercisable
                   ------------------------------------------------------------------------       ---------------------------------
                                                            Weighted
    Year                                                     Average           Weighted                               Weighted
  Options            Number           Range of           Remaining Years        Average              Number            Average
  Granted          Outstanding      Exercise Prices         of Options       Exercise Price        Exercisable       Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
  1996                22,500          $  7.375                 6.20            $  7.375               22,500           $  7.375

The weighted average exercise price of the 112,330 options outstanding on January 1, 1999 was $10.386 per share.

LONG-TERM INCENTIVE OWNERSHIP PLAN
    This plan, adopted in 1994 and amended in 1999, reserved 1,629,785 shares for the granting of incentive and nonstatutory share options and restricted shares. In accordance with the original plan, 9% of the shares of beneficial interest resulting from the conversion of preferred shares in February 1998 and the January 1997 and June 1997 shares of beneficial interest offerings were reserved and added to the plan for grant. In May 1999, the plan was amended with shareholder approval and 1,357,037 shares of beneficial interest were reserved and added to the plan. The share options expire eight to ten years after being granted. The price of the options is the fair market value of the shares at the date of grant with the exception of the option grants in November 1998 and May 1999. The stock options granted in 1998 were granted at exercise prices exceeding the market price per share. The option grants in May 1999 were at the equity price of the rights offering. Additionally, the options granted in 1998 and 1999 have a cost of capital feature whereby the exercise price of the options will increase by 10%, compounded annually and prorated monthly, beginning in May 2000 and in each November thereafter, less the amount of per share dividends or other distributions to shareholders. Because the 1998 and 1999 option grants are deemed to be variable, compensation expense will be recorded when the market price of the shares of beneficial interest exceeds the option price for these shares. As of December 31, 1999, the option price of the 1998 grants did not exceed the market price of shares of beneficial interest, consequently no compensation expense was recorded for 1999; the option price of the 1999 grants was less than the market price of shares of beneficial interest and compensation expense of approximately $.7 million was recorded in 1999. In June 1998, a change in the majority of the Trust's Board of Trustees occurred resulting in all stock options vesting that had been granted prior to that date.
    Since the inception of this plan and prior to the June 1998 change in the composition of the Board of Trustees, restricted shares were issued to key employees. The holders of restricted shares received dividends and had voting rights but could not sell or transfer the shares until the restrictions lapsed. In June 1998, a change in the majority of the Trust's Board of Trustees occurred resulting in all restrictions being removed from the restricted shares that had been previously granted and a $4.2 million expense was recorded for the remaining deferred compensation which had not been expensed as of that date. Deferred compensation of $5 million in 1998 and $3.2 million in 1997 was recorded. Amortization of the deferred compensation of $.3 million and $.7 million was recognized in 1998 and 1997, respectively.
    The activity of this plan is summarized for the years ended December 31 in the following table:

                                     1999           Weighted          1998           Weighted         1997          Weighted
                                    Shares           Average         Shares           Average        Shares          Average
                                ------------------------------------------------------------------------------------------------
Share options granted               627,471        $    3.69        1,800,000        $    7.50       327,000        $   14.19
Share options canceled               69,840            11.32          501,468            10.83         7,102             7.38
Share options exercised                   -                           168,382             7.10        52,754             7.31
Restricted shares granted            17,500                           343,964                        226,867
Restricted shares canceled            5,000                           606,852                          3,521
Shares purchased by
  employees                               -                            18,499                          9,005
Additional shares reserved        1,357,037                           282,941                        921,150
Available share options
  and restricted shares           1,057,391                           270,485                      1,041,687

    As of December 31, 1999, this plan had the following options outstanding:

                                  Options Outstanding                                    Options Exercisable
            ----------------------------------------------------------------------    --------------------------------

                                                       Weighted
 Year                                                   Average        Weighted                           Weighted
Options      Number            Range of             Remaining Years     Average         Number             Average
Granted    Outstanding      Exercise Prices            of Options    Exercise Price   Exercisable      Exercise Price
----------------------------------------------------------------------------------------------------------------------
1996            2,334        $       7.375                4.20     $       7.375         2,334         $      7.375
1997           20,000         14.125-14.25                5.30           14.1875        20,000              14.1875
1998        1,800,000            6.19-8.19                8.83              7.19       450,000                 7.19
1999          627,471                 3.69                9.50              3.69       156,868                 3.69
            ---------                                              -------------       -------         ------------
            2,449,805                                              $        6.36       629,202         $       6.76
            =========                                              =============       =======         ============

    The weighted average exercise price of the 1,892,174 options outstanding as of January 1, 1999 was $7.71 per share.

    The Trust accounts for stock option awards in accordance with APB 25 and has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." Consequently, compensation cost has not been recognized for the share option plans except for the options granted in May 1999 which have an exercise price that is less than the year end per share market price. If compensation expense for the Trust's two share option plans had been recorded based on the fair value at the grant date for awards in 1999, 1998 and 1997, consistent with SFAS 123, the Trust's net income would be adjusted as follows (amounts in thousands, except per share data):

                                                                                    Restated
                                                   1999              1998             1997
                                               ----------------------------------------------
   Net income (loss) applicable to shares
  of beneficial interest                       $   (9,137)        $  (86,517)        $ 845
Effect of stock options as calculated              (1,481)              (557)         (569)
                                               ----------         ----------         -----
Net income (loss) as adjusted                  $  (10,618)        $  (87,074)        $ 276
                                               ==========         ==========         =====
Per share
  Basic and diluted:
  Net income (loss)                            $     (.24)        $    (2.81)        $ .02
  Effect of stock options as calculated              (.04)              (.02)         (.02)
                                               ----------         ----------         -----
  Net income (loss), as adjusted               $     (.28)        $    (2.83)        $   -
                                               ==========         ==========         =====

    The fair value of each option grant is estimated on the date of the grant using the Black- Scholes option pricing model, with the following weighted average assumptions used for grants in 1999, 1998 and 1997.

                                               1999         1998        1997
                                               ------------------------------
             Risk-free interest rate             5%          5%         5.7%
             Expected option life              8 yrs.       10 yrs.    4 yrs.
             Expected volatility                20%         32%         23%
             Expected dividend yield             3%          4%        3.5%

TRUSTEE SHARE OPTION PLAN
    In 1999, the shareholders approved a share option plan for members of the Board of Trustees. This plan provides compensation in the form of common shares of beneficial interest and options to acquire common shares for Trustees who are not employees of First Union and who are not affiliated with Apollo Real Estate Advisors or Gotham Partners. A total of 500,000 shares of beneficial interest are available under this plan.
    The eligible Trustees serving on the Board on the day following the 1999 annual meeting were granted the lesser of 2,500 shares or the number of shares having a market price of $12,500 as of the annual meeting date. Seven Trustees each received 2,500 shares; two Trustees later resigned in 1999 and forfeited their shares. The shares vest and are non-forfeitable on the day prior to the 2000 annual meeting as long as the Trustee is still a member of the Board. The Trustees receive dividends and have the right to vote the shares. Deferred compensation of $.1 million was recorded and $48,000 was recognized as amortization expense in 1999.
    Each eligible Trustee who purchases a minimum of $5,000 of shares between annual meeting dates will receive options, commencing in the year 2000, to purchase four times the number of shares that he has purchased. Shares purchased in excess of $25,000 between annual meeting dates will not be taken into account for option grants. The option prices will be the greater of fair market value on the date of grant or $6.50 for half of the options, and the greater of fair market value or $8.50 for the other half of the options. The option prices will be increased by 10% per annum beginning May 2000 and decreased by dividend distributions made after November 1998. The options vest and become exercisable one year after being granted.
    At December 31, 1999, a total of 12,500 shares were outstanding under this plan and options were not yet required to be granted for shares that the Trustees purchased.

17. SHAREHOLDER RIGHTS PLAN
    In March 1990, the Board of Trustees declared a dividend consisting of one right to purchase one share of beneficial interest of the Trust with respect to each share of beneficial interest. The rights may be exercised only if a person or group acquires 15% or more of the outstanding shares of beneficial interest, makes a tender offer for at least 15% of the outstanding shares of beneficial interest or is declared to be an "adverse person." The Board of Trustees amended the plan in 1999 for specific shareholders to acquire shares of beneficial interest exceeding the 15% threshold. The shareholder rights plan will expire on March 30, 2000 and the plan will terminate.

18. FEDERAL INCOME TAXES
    The Trust has made no provision for current or deferred Federal and state income taxes on the basis that it qualifies under the Internal Revenue Code (the "Code") as a real estate investment trust ("REIT") and has distributed all of its taxable income to shareholders. Qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which there are only limited judicial or administrative interpretations. The complexity of these provisions is greater in the case of a stapled REIT such as the Trust. The Trust's ability to qualify as a REIT is dependent upon its continued exemption from the anti-stapling rules of the Code, which, if they were to apply, would prevent the Trust from qualifying as a REIT. Qualification as a REIT also involves the determination of various factual matters and circumstances. The failure of the Trust to qualify as a REIT would have a material adverse effect on the Trust's ability to make dividends to its shareholders and to pay amounts due on its indebtedness. Disqualification of REIT status during any of the preceding five calendar years would cause a REIT to incur corporate tax with respect to a year that is still open to adjustment by the Internal Revenue Service. In addition, unless entitled to relief under certain statutory provisions, a REIT also would be disqualified from reelecting REIT status for the four taxable years following the year during which qualification is lost.
    In order to continue to meet certain REIT qualification income tests of the Code for the year 2000, the Impark parking businesses must be disposed of or other sources of qualified income obtained. The disposition of Impark is currently planned by distributing the stock of the parking business to the shareholders. If the disposal of the parking business is not accomplished or another source of qualified income obtained in time to allow the REIT income tests for the year 2000 to be satisfied, then the continued REIT classification of the Trust for 2000 will be dependent on the Trust being able to demonstrate it is using ordinary business care and prudence in an effort to dispose of this property, and, if it can so demonstrate, it will be subject to certain excise taxes for non-qualifying income.
    The Trust and Company treat certain items of income and expense differently in determining net income reported for financial and tax purposes. Such items resulted in a net decrease in income for tax reporting purposes of $1.8 million in 1999 and a net increase in income for tax reporting purposes of $72.0 million in 1998 and $8.0 million for 1997.
    As of December 31, 1999, net investments in real estate after accumulated depreciation for tax reporting purposes was approximately $282.6 million as compared to $263.3 million for financial reporting purposes.

    The 1999 quarterly allocation of cash dividends per common share of beneficial interest for individual shareholders' income tax purposes was as follows:

                                       20% Rate
                                        Capital    Ordinary    Total
                  Dates Paid             Gains      Income      Paid
             -------------------------------------------------------
             October 29, 1999         $  .155     $     -    $  .155
             January 28, 2000            .155           -       .155
                                      -------     -------    -------
                                      $  .310     $     -    $  .310
                                      =======     =======    =======

    The 1999 quarterly allocation of cash dividends per preferred share of beneficial interest for individual shareholders' income tax purposes was as follows:

                                       20% Rate
                                        Capital    Ordinary    Total
                  Dates Paid             Gains      Income      Paid
             -------------------------------------------------------
              February 1, 1999        $  .525     $     -    $  .525
              April 30, 1999             .525           -       .525
              July 31, 1999              .525           -       .525
              October 29, 1999           .525           -       .525
              January 28, 2000           .525           -       .525
                                      -------     -------    -------
                                      $ 2.625     $     -    $ 2.625
                                      =======     =======    =======

19. LEGAL CONTINGENCY
    The Trust has pursued legal action against the State of California associated with the 1986 flood of Sutter Buttes Center, formerly Peach Tree Center. In September 1991, the court ruled in favor of the Trust on the liability portion of this inverse condemnation suit, which the State of California appealed. However, in the third quarter of 1999, the 1991 ruling in favor of the Trust was reversed by the State of California appeals court. Accordingly, the Trust expensed $1.2 million in deferred legal fees which the earlier court ruling in favor of the Trust had allowed for recovery.

20. SUBSEQUENT EVENT
    The Trust in January 2000 repaid its $10.6 million deferred obligation resulting in a prepayment penalty of $3.1 million.

21. BUSINESS SEGMENTS
    The Trust and Company's business segments include ownership of shopping centers, apartment complexes, office buildings, parking facilities, mortgage investments and parking and transit ticket equipment manufacturing (Ventek). Corporate rent and operating expense consist primarily of ground lease income from a property leased to a third party. Rent, property operating expense and real estate taxes, interest expense, depreciation, capital improvements and identifiable assets for real estate assets have been identified for each of the business segments for the last three years. The apartment portfolio was sold in May 1999 and during 1999, the Trust sold 16 shopping centers, two office facilities and a parking lot. Impark and the Trust's Canadian parking facilities are shown as discontinued operations for 1999, 1998 and 1997 because they will be spun off to the Trust's shareholders in 2000. Property net operating income is property rent and sales revenue less property operating expense, cost of goods sold and real estate taxes. Corporate interest expense consists of the Trust's non-recourse notes payable, senior notes, and bank loan interest expense. Corporate depreciation and amortization consist primarily of the amortization of deferred issue costs on non-recourse debt and the leasehold improvements for its corporate office. Corporate assets consist primarily of cash and cash equivalents, leasehold improvements for the corporate office and deferred issue costs for non-recourse debt and senior notes. All intercompany transactions between segments have been eliminated. (See table of business segments on the next page.)


21. BUSINESS SEGMENTS CONTINUED

                                               1999              1998             1997
                                            ---------------------------------------------
RENTS AND SALES
   Shopping Centers                         $  79,412         $  97,584         $  58,284
   Apartments                                   6,079            17,056            17,835
   Office Buildings                            12,715            13,275            13,989
   Parking Facilities                          10,506             9,931             3,585
   Ventek                                       6,643             5,170             5,534
   Corporate                                    1,127             1,112             1,156
                                            ---------         ---------         ---------
                                            $ 116,482         $ 144,128         $ 100,383
LESS - OPERATING EXPENSES AND
 COSTS OF GOODS SOLD
   Shopping Centers                         $  26,475         $  32,433         $  17,182
   Apartments                                   2,349             6,182             6,729
   Office Buildings                             5,745             6,069             6,753
   Parking Facilities                             808             2,022               716
   Ventek                                       8,670             7,008             5,127
   Corporate                                      847               912               873
                                            ---------         ---------         ---------
                                            $  44,894         $  54,626         $  37,380
LESS - REAL ESTATE TAXES
   Shopping Centers                         $   6,608         $   8,918         $   6,857
   Apartments                                     339               975             1,382
   Office Buildings                             1,126               992             1,085
   Parking Facilities                           1,864             1,568               624
                                            ---------         ---------         ---------
                                            $   9,937         $  12,453         $   9,948

PROPERTY NET OPERATING INCOME (LOSS)
   Shopping Centers                         $  46,329         $  56,233         $  34,245
   Apartments                                   3,391             9,899             9,724
   Office Buildings                             5,844             6,214             6,151
   Parking Facilities                           7,834             6,341             2,245
   Ventek                                      (2,027)           (1,838)              407
   Corporate                                      280               200               283
                                            ---------         ---------         ---------
                                            $  61,651         $  77,049         $  53,055
                                            ---------         ---------         ---------

LESS - DEPRECIATION AND
    AMORTIZATION
   Shopping Centers                         $  12,675         $  15,880         $  10,414
   Apartments                                   1,011             2,751             2,952
   Office Buildings                             5,071             4,282             3,963
   Parking Facilities                           1,812             1,561               247
   Ventek                                          83                46                34
   Corporate                                    4,679             3,083             1,177
                                            ---------         ---------         ---------
                                            $  25,331         $  27,603         $  18,787

LESS - INTEREST EXPENSE
   Shopping Centers                         $  22,649         $  23,832         $  11,224
   Apartments                                   1,006             2,819             3,406
   Office Buildings                             1,377                 -                15
   Parking Facilities                           3,231             2,381               784
   Ventek                                           8                23                16
   Corporate                                   10,171            19,142            12,303
                                            ---------         ---------         ---------
                                            $  38,442         $  48,197         $  27,748



                                                    1999             1998              1997
                                                ---------------------------------------------
MORTGAGE INVESTMENT INCOME                      $     463         $   1,211         $   2,907

CORPORATE INCOME (EXPENSE)
   Short-term investment income                 $   2,649         $   1,337         $   1,525
   Other income                                     1,180             1,386             5,724
   General and administrative                     (14,664)          (28,104)           (9,398)
   Litigation and proxy costs                           -            (4,848)                -
   Loss on carrying value of real estate
     and impaired assets                           (9,800)          (36,000)                -
   Loss from discontinued operations               (6,836)          (27,696)           (2,844)
                                                ---------         ---------         ---------
INCOME (LOSS) BEFORE CAPITAL GAIN
  AND EXTRAORDINARY LOSS                        $ (29,130)        $ (91,465)        $   4,434
                                                =========         =========         =========
CAPITAL EXPENDITURES
   Shopping Centers                             $   6,497         $  12,585         $   9,381
   Apartments                                         262             2,081             1,497
   Office Buildings                                 3,337             8,045             9,741
   Parking Facilities                               1,392               392             1,035
                                                ---------         ---------         ---------
                                                $  11,488         $  23,103         $  21,654
                                                =========         =========         =========

IDENTIFIABLE ASSETS
   Shopping Centers                             $ 154,202         $ 471,996         $ 498,238
   Apartments                                           -            79,011            79,386
   Office Buildings                                40,782            45,404            45,412
   Parking Facilities                              69,065            72,434             7,988
   Mortgages                                        5,426             5,508            30,686
   Ventek                                           5,247             4,476             5,206
   Corporate                                      160,909            35,916            29,723
   Net Assets of Discontinued Operations           25,821            27,878            38,345
                                                ---------         ---------         ---------
Total Assets                                    $ 461,452         $ 742,623         $ 734,984
                                                =========         =========         =========

22. MINIMUM RENTS
    The future minimum lease payments that are scheduled to be received under noncancellable operating leases are as follows (amounts in thousands):

                       2000                   $  30,442
                       2001                      27,438
                       2002                      25,793
                       2003                      23,793
                       2004                      20,617
                       Thereafter                62,318
                                              ---------
                                              $ 190,401
                                              =========

23. RELATED PARTY TRANSACTIONS
    The Company has engaged a law firm, that has a partner who is a Trustee, to advise it on strategic matters regarding Impark. As of December 31, 1999, approximately $.3 million has been paid to this firm.
    The Company leases four of its parking facilities to a third party which is partially owned by an affiliate of a Trust shareholder, Apollo Real Estate Investment Fund II, L.P. and Apollo Real Estate Advisors. In 1999, the Trust received approximately $4 million in rent from this third party.
    In connection with a $90.0 million note payable, the Trust paid interest and fees of $1.2 million to Gotham Partners, L.P. and Gotham Partners III, L.P. ("Gotham").
    Additionally, the Trust paid $1.8 million to Gotham for a stand-by commitment fee in connection with the May 1999 share rights offering which raised $46.5 million in net proceeds. Gotham owned 13.75% of the shares of beneficial interest of the Trust as of December 31, 1999.
    The Trust in 1999 engaged a company to provide mortgage brokerage services. A member of the immediate family of a Trustee is a principal of that company and the Trustee is also a principal of Gotham. In 1999, fees of $.6 million were paid to this company.

24. SEVERANCE ACCRUAL
    During 1999 and 1998, the Trust recorded $2.2 million and $3.7 million, respectively, in severance expense. The 1999 severance expense of $2.2 million is a result of staff reductions made in 1999 and for employees who have been notified that their employment with the Trust will be terminated in the first half of 2000 due to the closing of the Cleveland, OH headquarters. The 1998 severance expense of $3.7 million was recorded for change in control agreements and compensation arrangements for continuation of employment. The Trust recognizes continuation of employment expense over the period that employees are required to remain in employment of the Trust. The severance accrual for the years ended December 31, 1999 and 1998 was as follows (amounts in thousands):

                                                        1999        1998
                                                     ----------------------

                 Beginning balance                   $  2,742
                 Expense                                2,219     $  3,742
                 Payments                              (3,730)      (1,000)
                                                     --------     --------
                 Balance at end of year              $  1,231     $  2,742
                                                     ========     ========
25. CONTINGENCIES
    The Trust, in exchange for a fee from Impark, has provided performance guarantees for the manufacturing and installation of transit ticket vending equipment. The guarantees of $5.3 million and $6.2 million expire in February 2001 and 2002, respectively. As of December 31, 1999, no amounts have been drawn against these guarantees.

26. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
    The following is an unaudited condensed summary of the combined results of operations by quarter for the years ended December 31, 1999 and 1998. In the opinion of the Trust and Company, all adjustments (consisting of normal recurring accruals) necessary to present fairly such interim combined results in conformity with generally accepted accounting principles have been included.
    Impark and the Trust's Canadian real estate have been classified as discontinued operations for 1999 and 1998.
    The first three quarters of 1999 have been restated to reflect the adoption of the use of a 20- year life for the amortization of Impark's goodwill in October 1999, retroactive to January 1, 1999. Previously, the amortization life was 40 years.


                                                                                 Quarters Ended
                                                       -------------------------------------------------------------------
                                                         Restated           Restated           Restated
                                                         March 31           June 30           September 30    December 31
                                                       -------------------------------------------------------------------
(In thousands, except per share data and footnotes)

1999
Revenues                                                $   34,694         $  30,891           $  25,863       $  29,326
                                                        ----------         ---------           ---------       ---------
Income (loss) before preferred dividend,
  extraordinary loss from early
  extinguishment of debt and loss
  from discontinued operations                              (3,099)           15,726              (1,401)         (5,186)
Extraordinary loss from early
  extinguishment of debt                                                                                          (5,508)
Income (loss) from discontinued operations                  (1,793)              184                (154)         (5,073)
                                                        ----------         ---------           ---------       ---------
Net income (loss) before preferred dividend                 (4,892)           15,910              (1,555)        (15,767)
                                                        ----------         ---------           ---------       ---------
Net loss applicable to shares
  of beneficial interest                                $   (5,600)        $  15,202(1),(2)    $  (2,263)      $ (16,476)(3)
                                                        ==========         =========           =========       =========
Comprehensive net income (loss)                         $   (5,461)        $  15,194           $  (2,233)      $ (14,520)
                                                        ==========         =========           =========       =========
Per share
  Income (loss) applicable to shares of
    beneficial interest before extraordinary
    loss and loss from discontinued operations          $     (.12)        $     .40           $    (.05)      $     (.14)
  Extraordinary loss from early
    extinguishment of debt                                                                                           (.13)
  Loss from discontinued operations                     $     (.06)        $       -           $       -       $     (.12)
                                                        ----------         ---------           ---------       ---------
  Net income (loss) applicable to shares of
    beneficial interest, basic and diluted              $     (.18)        $     .40           $    (.05)      $     (.39)
                                                        ==========         =========           =========       ==========

      As previously reported:
        Net income (loss) previously disclosed          $   (5,371)        $  15,430           $   (2,033)
          Change in amortization expense                      (229)             (228)                (230)
                                                        ----------         ---------           ---------
        Net income (loss) as restated                   $   (5,600)        $  15,202           $   (2,263)
                                                        ==========         =========           ==========
        Net income (loss) per share as
          previously disclosed, basic
          and diluted                                   $     (.17)        $     .41           $     (.05)
        Net loss per share as restated,
          basic and diluted                                   (.18)              .40                 (.05)

(1) Includes capital gains of $8.7 million for the sale of eight apartment complexes and $19.4 million for the sale of seven shopping malls.
(2) Includes a $9 million loss on the carrying value of assets held for sale.
(3) Includes an accrual of $5.1 million for professional fees, the operating loss for the discontinued operations for the first quarter of 2000 and the recognition of foreign currency losses from the discontinued operations. Also includes a $5.5 million penalty from the prepayment of a mortgage loan and $1.8 million of asset write-downs of Ventek.

26. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) CONTINUED

                                                                              Quarters Ended
                                                      --------------------------------------------------------------------
                                                      March 31           June 30           September 30        December 31
                                                      --------------------------------------------------------------------
(In thousands, except per share data and footnotes)

1998
Revenues                                              $ 35,551            $ 36,260            $ 35,385            $ 40,866
                                                      --------            --------            --------            --------
Loss before preferred dividend,
  extraordinary loss from early
  extinguishment of debt and loss
  from discontinued operations                          (1,699)             (7,192)             (5,519)            (39,013)
Extraordinary loss from early
  extinguishment of debt                                                                        (1,633)               (766)
Loss from discontinued operations                       (1,880)             (3,884)             (3,079)            (18,853)
                                                      --------            --------            --------            --------
Net loss before preferred dividend                      (3,579)            (11,076)            (10,231)            (58,632)
                                                      --------            --------            --------            --------
Net loss applicable to shares
  of beneficial interest                              $ (4,454)(1)        $(11,784)(2)        $(10,939)(3)        $(59,340)(4)
                                                      ========            ========            ========            ========
Comprehensive net loss                                $ (4,450)           $(12,073)           $(11,276)           $(59,957)
                                                      ========            ========            ========            ========
Per share
  Loss applicable to shares of
    beneficial interest before extraordinary
    loss and loss from discontinued operations        $   (.09)           $   (.25)           $   (.20)           $  (1.13)
  Extraordinary loss from early
    extinguishment of debt                                                                        (.05)               (.02)
  Loss from discontinued operations                       (.06)               (.13)               (.10)               (.60)
                                                      --------            --------            --------            --------
  Net loss applicable to shares of
    beneficial interest, basic and diluted            $   (.15)           $   (.38)           $   (.35)           $  (1.75)
                                                      ========            ========            ========            ========

(1) Included $.9 million loss from Ventek and $.9 million in proxy and litigation expenses.

(2) Included $3.4 million expense for the termination of the former chairman, president and chief executive officer, $3.9 million in proxy and litigation expenses, $4.7 million expense for the vesting of restricted shares, $2.2 million loss of a property acquisition deposit due to the Trust terminating the deal, $1.5 million in professional fees to avoid a change in the composition of the Trust's Board, $1.0 million in bank loan waiver fees, a $.4 million loss for the termination of a systems project and $1.5 million in foreign currency translation loss.

(3) Included $1.7 million severance accrual, $.8 million in expense for terminations of former employees, $1.6 million in legal fees for possible corporate and financial transactions of the Trust, $1.1 million in foreign currency translation loss for marking an intercompany receivable to the spot rate, the reduction in the accrual of percentage rent of $1.5 million due to the adoption of EITF 98-9 and a $1.6 million extraordinary loss from the repayment of $87.5 million of senior notes prior to their maturity.

(4) Included $1.1 million in expense for various services provided to the Trust by a third party and warrants issued in connection therewith, $.8 million in legal fees for a rights offering and potential acquisitions and sales, $.5 million in professional fees resulting from an unsuccessful effort to refinance the Trust's bridge and bank loans, $.8 million extraordinary loss resulting from amendments to the Trust's bank credit facility and $90 million note payable, $4.4 million severance accrual offset by $1.5 million in additional percentage rent accrued due to the prospective adoption of EITF 98-9. Also included a $51 million loss on carrying value of assets identified for disposition and impaired.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SECURITYHOLDERS AND TRUSTEES OF FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS:

    We have audited the accompanying consolidated balance sheets of First Union Real Estate Equity and Mortgage Investments (an unincorporated Ohio business trust, also known as First Union Real Estate Investments) and First Union Management, Inc. (a Delaware corporation) and its subsidiaries as of December 31, 1999 and 1998, and the related combined statements of operations, comprehensive income, shareholders' equity and changes in cash for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of First Union Management, Inc.'s Parking Business (also known as FUMI Parking Business), comprised primarily of Imperial Parking Limited and Impark Services Ltd., for the year ended December 31, 1999, which statements reflect total assets and total revenues of approximately 12 percent and approximately 39 percent of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the report of other auditors for 1999, the financial statements referred to above present fairly, in all material respects, the combined financial position of First Union Real Estate Equity and Mortgage Investments and First Union Management, Inc. and its subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their changes in cash for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Cleveland, Ohio,
March 1, 2000.                                               Arthur Andersen LLP

                       MANAGEMENT 'S DISCUSSION & ANALYSIS
                 OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

FINANCIAL CONDITION
    During 1999, the Trust sold 27 properties, obtained non-recourse mortgage loans on three properties, and sold shares under a stock rights offering to raise capital which was used primarily to repay debt and generate cash.
    In summary, the 27 properties were sold for $404.7 million. Proceeds of $213.2 million were used to repay mortgage debt related to the properties or the mortgage loans were transferred with the properties as part of the consideration. The net proceeds of $172.2 million after transaction costs, prorations and mortgage debt were used to partially repay a note payable for $49.8 million, partially repay bank debt of $86 million, and the remaining $36.4 million was held as cash. The proceeds from the property sales and use of the proceeds are shown by property in the following table.

(amounts in millions)
----------------------------------------------------------------------------------------------
                                                                       NET
                                                                     PROCEEDS      MORTGAGE
                                        MONTH                     (AFTER COSTS   DEBT REPAID
                                       SOLD IN         GROSS           AND            OR
PROPERTY                                1999         PROCEEDS      PRORATIONS)   TRANSFERRED
----------------------------------------------------------------------------------------------
WOODLAND COMMONS                       FEBRUARY      $   21.6       $   20.8      $   11.5
  SHOPPING CENTER
BECK BUILDING (OFFICE)                 MARCH              2.2            1.8
SUTTER BUTTES (OFFICE)                 APRIL              3.8            3.6
NORTHWEST MALLS                        MAY               37.4           36.1
  Valley
  Valley North
  Mall 205
  Plaza 205
APARTMENT PORTFOLIO                    MAY               86.0           84.2          37.5
  Somerset Lakes
  Steeplechase
  Briarwood
  Hunters Creek
  Beech Lake
  Woodfield Gardens
  Windgate Place
  Walden Village
MAGIC MILE                             MAY                2.0            1.9
  PARKING LOT
TWO-MALL PACKAGE                       JUNE              22.1           21.7
  Crossroads, Ft. Dodge
  Kandi
FINGERLAKES MALL                       JUNE               2.3            2.2
MOUNTAINEER MALL                       JULY              11.0           10.2           3.6
FAIRGROUNDS SQUARE                     JULY              24.8           24.0
SOUTHWESTERN MALLS                     DECEMBER         191.5          178.9         160.6
  Alexandria
  Brazos
  Killeen
  Mesilla Valley
  Shawnee
  Villa Linda
                                                       ------         ------        ------
SUBTOTALS                                               404.7          385.4         213.2
ADJUSTMENTS TO AGREE TO STATEMENT
  OF CHANGES IN CASH
  Mortgage prepayment penalties                                          5.8
  Mortgage debt transferred
    to purchasers                                                     (163.7)      (163.7)
                                                     --------       --------     --------
                                                     $  404.7       $  227.5     $   49.5
                                                     ========       ========     ========



(amounts in millions)
-----------------------------------------------------------------------------------------
                                            Net               Use of Net Proceeds
                                          Proceeds      ---------------------------------
                                          (after        Repaid       Repaid
                                          mortgage       Note         Bank      Available
Property                                    debt)       Payable       Loan        Cash
-----------------------------------------------------------------------------------------
WOODLAND COMMONS                         $    9.3      $    9.3
  SHOPPING CENTER
BECK BUILDING (OFFICE)                        1.8           1.8
SUTTER BUTTES (OFFICE)                        3.6           3.6
NORTHWEST MALLS                              36.1           2.7      $33.4
  Valley
  Valley North
  Mall 205
  Plaza 205
APARTMENT PORTFOLIO                          46.7          15.7       31.0
  Somerset Lakes
  Steeplechase
  Briarwood
  Hunters Creek
  Beech Lake
  Woodfield Gardens
  Windgate Place
  Walden Village
MAGIC MILE                                    1.9           1.9
  PARKING LOT
TWO-MALL PACKAGE                             21.7           0.1       21.6
  Crossroads, Ft. Dodge
  Kandi
FINGERLAKES MALL                              2.2           2.2
MOUNTAINEER MALL                              6.6           6.6
FAIRGROUNDS SQUARE                           24.0           5.9                   $18.1
SOUTHWESTERN MALLS                           18.3                                  18.3
  Alexandria
  Brazos
  Killeen
  Mesilla Valley
  Shawnee
  Villa Linda
                                           ------        ------     ------        -----
SUBTOTALS                                   172.2          49.8       86.0         36.4
ADJUSTMENTS TO AGREE TO STATEMENT
  OF CHANGES IN CASH
  Mortgage prepayment penalties
  Mortgage debt transferred
    to purchasers
                                         --------      --------   --------     --------
                                         $  172.2      $   49.8   $   86.0     $   36.4
                                         ========      ========   ========     ========

    Mortgage loans were obtained on three properties for a total of $66.7 million and the net proceeds of $62.9 million were held as cash.

(amounts in millions)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 NET PROCEEDS
                                            MONTH OF          LOAN                                            (AFTER COSTS AND
PROPERTY                                  LOAN IN 1999       AMOUNT        INTEREST RATE        MATURITY          PRORATIONS)
-------------------------------------------------------------------------------------------------------------------------------
55 Public Square                             August         $ 21.1          LIBOR + 325           2002             $  18.8
(Office and Garage)                                                         basis points
North Valley Tech Center (Office)            August           16.0          LIBOR + 295           2002                14.7
                                                                            basis points
Crossroads Center, St. Cloud                 October          29.6          15%                   2000                29.4
Second mortgage loan; lender has
option to purchase the mall, and the
Trust has a right to put the mall to the
lender, in April 2000 for $2.0 million
plus the first and second mortgages.                        ------                                                 -------
                                                            $ 66.7                                                 $  62.9
                                                            ======                                                 =======

    In May 1999, the Trust distributed approximately 12.5 million rights to its shareholders to purchase shares of beneficial interest of the Trust at $4.00 per share, raising approximately $46.5 million, net of offering costs. The Trust used the net proceeds of the rights offering to repay $37.5 million of its note payable and $9 million of its bank loan.

    Unrestricted and restricted cash and cash equivalents of $57.8 million at December 31, 1999 represented an increase of $12.7 million compared to the end of 1998. The major items contributing to this increase were as follows:

(amounts in millions)
------------------------------------------------------------------------------------------------------
CASH WAS GENERATED FROM
  Net proceeds of property sales, after debt transferred to purchasers                  $  227.5
  Net proceeds of mortgage loans                                                            62.9
  Stock rights offering                                                                     46.5
  Operations                                                                                 9.4
  Proceeds from note payable (used to purchase a $99 million U.S. Treasury bill)            49.0
                                                                                        --------
                                                                                        $  395.3
                                                                                        --------

CASH WAS USED TO
  Repay note payable                                                                    $   90.0
  Repay bank loan                                                                          101.0
  Repay mortgage loans                                                                      49.5
  Mortgage prepayment penalties                                                              5.8
  Repurchase the Trust's common shares                                                       8.0
  Fund tenant and building improvements                                                     11.5
  Pay preferred and common dividends                                                         9.4
  Provide collateral on Imperial Parking's credit agreement                                  5.0
  Purchase a U.S. Treasury bill                                                             99.0
  Other, net                                                                                 3.4
                                                                                        --------
                                                                                        $  382.6
                                                                                        --------
Increase in unrestricted and restricted cash and cash equivalents                       $   12.7
                                                                                        ========

    The Trust purchased a $99 million Treasury bill in December 1999 using $50 million of cash on hand and borrowing $49 million with the U.S. Treasury bill as collateral. The $49 million is classified as a note payable in the December 31, 1999 Combined Balance Sheet. Additionally, in September 1999, the Trust purchased a $5 million U.S. Treasury bill. The $5 million U.S. Treasury bill is pledged as collateral for Impark's bank borrowings. Both Treasury bills are classified as held to maturity.

LIQUIDITY AND CAPITAL RESOURCES
    Net cash provided by operations was $9.4 million in 1999 compared to $5.9 million in 1998. The increase is primarily attributed to a reduction in the loss before capital gains, extraordinary loss and loss from discontinued operations when comparing 1999 to 1998.
    As shown in a table above, the Trust sold 27 properties for $404.7 million and received net proceeds of $172.2 million after costs of the transactions, prorations and repayment or transfer of the mortgage debt. Net proceeds of $46.5 million were generated from the May 1999 stock rights offering. Additionally, the Trust received net proceeds of $62.9 million from three mortgage loans obtained in 1999, also shown in a table above.
    During 1999, the Trust invested $11.5 million in capital and tenant improvements. The investment was made primarily for tenant improvements to continue to tenant the former retail center in Denver, CO, which has been converted into an office technology center, and to build an anchor tenant store in Abilene, TX.
    The Trust repaid approximately $101 million of bank loans by using approximately $86 million from proceeds of property sales, $9 million from the sale of shares of beneficial interest from the rights offering and $6 million from funds generated from operations.
    In 1999, the Trust used $49.8 million of cash from property sales, $37.5 million from the rights offering and $2.7 million from operating cash to repay its $90 million note payable. The $90 million note payable originated in August 1998 when the Trust repaid $87.5 million of its 8-7/8% senior notes pursuant to a tender offer that the Trust initiated in July 1998.
    The Trust during the third quarter of 1999 repurchased 1.5 million shares of beneficial interest for $7.8 million.
    The Trust did not pay a dividend to common shareholders of beneficial interest in the first nine months of 1999, but did declare a $0.155 per share dividend to common shareholders and disbursed the $6.6 million in October 1999. Additionally, the Trust declared a $0.155 per share dividend to common shareholders in December 1999 payable in January 2000.
    In January 2000, the Trust repaid a $10.6 million deferred obligation plus a prepayment fee of $3.1 million.
    In the first quarter of 2000, the Trust announced that it intended to spin off Imperial Parking Corporation to the holders of the Trust's common shares. As part of the spin-off, the Trust will repay Imperial Parking's bank credit facility of approximately $22 million, contribute $7 million of cash and its 14 Canadian parking properties, and fund up to $6 million of cash for a parking development which will be leased to and operated by Imperial Parking. The Trust will also provide a secured line of credit for $8 million to Imperial Parking. Trust shareholders will receive one share of Imperial Parking Corporation common stock for every 20 First Union common shares of beneficial interest held as of March 20, 2000, expected to be distributed on March 27, subject to the SEC declaring the registration statement effective. Imperial Parking has applied to have its common stock listed on the American Stock Exchange under the symbol "IPK."

RESULTS OF OPERATIONS -1999 VERSUS 1998
    Net loss applicable to common shares before discontinued operations for 1999 was $2.3 million as compared to a net loss before discontinued operations of $58.8 million for 1998. Net loss before discontinued operations for 1999 included $28.3 million of capital gains compared to $10.3 million in 1998. Capital gains for 1999 included $8.7 million from the sale of eight apartment complexes, $19.4 million from the sale of six shopping malls and one shopping center and $.2 million from the sale of six shopping malls in December 1999. In 1998, capital gains included the sale of land in Cleveland, OH for $1.7 million, recognition of a $7.7 million capital gain which had been deferred from a sale in 1982 when the Trust received a mortgage note as part of the sale consideration which was repaid in May 1998, and $.8 million from the sale of a forward exchange agreement.

    Net loss before discontinued operations for 1999 included a $9 million impairment loss which was recorded because the Trust entered into a contract in July 1999 to sell six shopping malls at a sales price that was less than net book value at June 30, 1999. The six malls were sold in December 1999. An additional $.8 million impairment loss was recorded in December 1999 for an asset expected to be sold within the next 12 to 18 months. Net loss before discontinued operations for 1998 included a $36 million impairment loss for impaired assets and assets held for sale.
    Net loss before discontinued operations for 1998 included a $2.2 million loss for a forfeited deposit for a property acquisition which was terminated, a $4.2 million expense due to lifting of restrictions on restricted shares which vested upon the change in the majority of the Board of Trustees in June 1998, a $3.4 million payment to the Trust's former chairman, president and chief executive officer, $3.7 million of severance expense, $4.8 million in proxy and litigation expenses, and $1.5 million in professional fees incurred to avoid a change in the composition of the Board of Trustees.
    The loss from discontinued operations for 1999 included a $1.7 million loss from Impark, the recognition of $1.8 million of unrealized currency losses from Impark because it is being reclassified as a discontinued operation and $3.3 million for the estimated net loss of Impark prior to the proposed spin-off in the first quarter of 2000 and estimated professional fees to accomplish the spin-off.
    Mortgage loan investment income declined when comparing 1999 to 1998. The decline in interest income was caused by the repayment of two mortgage investments in 1998.
    Short-term investment income increased during 1999 as compared to 1998. The increase is primarily from investing the net proceeds from the $62.9 million mortgage loans obtained in the third and fourth quarters of 1999 and approximately $18 million from the sale of a mall in Reading, PA, which was sold in July 1999.
    Property net operating income, which is defined as rent less operating expenses and real estate taxes, for 1999 decreased by $15.4 million when compared to the previous year. The decrease was primarily due to the sale of 27 properties in 1999 resulting in decreased property net operating income of $18.2 million. Property net operating income for properties in the portfolio in 1999 and 1998 increased by $2.2 million. The increase was attributed to the increased occupancy at the North Valley Tech Center and Westgate Town Center and increased results from parking properties due to a new contract with third-party operators. Additionally, four parking garages acquired during 1998 produced an additional $1 million in property net operating income on a non-comparable basis. Ventek, the Company's equipment manufacturing subsidiary, had a decrease in net operating income of $.2 million in 1999 compared to 1998. This was due primarily to the write-off of accounts receivable and inventory of $2 million for a contract canceled in the fourth quarter of 1999, which was partially offset by approximately $1.8 million of costs incurred in 1998 to increase production capabilities for anticipated equipment contract sales which did not occur.
    Notes payable interest expense increased while senior note interest decreased when comparing 1999 to 1998 because the Trust, in August 1998, repaid $87.5 million of 8-7/8% senior notes with a $90 million note payable. As noted previously, the $90 million note payable was repaid during the first seven months of 1999. The average note payable balance in 1998 was $90 million as compared to $53.1 in 1999. The average rate on the note was 9.875% per annum in 1998 and 13.5% per annum in 1999.
    Bank loan interest expense decreased when comparing 1999 to 1998. The decrease was primarily due to repayment of the Trust's bank facility in the second quarter of 1999 from property sales proceeds and a portion of the rights offering proceeds. Additionally, in June 1998 the Trust recorded $.6 million of bank covenant waiver fees as interest expense.

    General and administrative expenses declined $13.4 million when comparing 1999 to 1998. The decline is primarily the result of expenses recorded in 1998 that did not recur in 1999. These expenses included:
    - $3.4 million payment to the Trust's former chairman, president and chief executive officer due to his termination.

    - $4.2 million for the vesting of restricted shares upon the change in the majority of the Board of Trustees.

    - $2.2 million for a forfeited deposit for a property acquisition which was terminated.

    General and administrative expenses also declined due to reduced salary expense of $1.9 million when comparing 1999 to 1998 primarily as the result of staff reductions. The Trust in 1999 recorded $2.3 million of severance expense as compared to $3.7 million in 1998. Additionally, legal expense declined by $1.3 million when comparing 1999 to 1998 primarily as the result of completing the repayment of bank loans and the $90 million note payable in mid-1999. These decreases were offset by a $.7 million expense to record compensation expense for variable stock options in 1999.
    Depreciation and amortization expense for 1999 declined by $2.3 million when compared to 1998. The properties sold in 1999 resulted in reduced depreciation expense of $5.3 million when compared to 1998. This decrease is partially offset by increased depreciation expense of $1.3 million from improvements made primarily to the North Valley Tech Center and Westgate Town Center, $.2 million of amortization from mortgage loan costs for mortgages obtained in 1999, and $1.5 million in expense from the write-off of the unamortized computer system and home office equipment since the Trust outsourced its in-house accounting and property management functions effective January 1, 2000.

YEAR 2000
    During 1999 the Trust and Impark completed the process of reviewing potential system and operation problems for the year 2000. This process involved identifying and remediating data recognition problems in computer systems, software and other operating equipment, working with third parties to address year 2000 issues as they pertain to the Trust and Impark, and developing contingency plans to address potential risks in the event of year 2000 failures. To date, the Trust and Impark have successfully managed this transition.
    Although considered unlikely, unanticipated problems in the Trust and Impark's core business process, including problems associated with non-compliant third parties and disruptions to the economy in general, could still occur despite efforts to date to remediate affected systems and develop contingency plans. The Trust and Impark will continue to monitor all business processes, including interaction with the Trust and Impark's customers, vendors and other third parties, throughout 2000 to address any issues and ensure all processes continue to function properly.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

INTEREST RATE RISK
    The Trust and Impark have entered into certain financing arrangements that require interest payments based on variable interest rates. As such, the combined financial statements are subject to changes in the market rate of interest. To reduce the exposure to changes in the market rate of interest, the Trust has interest rate caps for a portion of its floating rate financing arrangements. The Trust does not enter into rate guarantee contracts for trading purposes.

    The table below provides information about the Trust and Impark's financial instruments that are sensitive to changes in interest rates. Weighted average variable rates are based on the rates in effect at December 31, 1999. No assumptions have been made about future interest rates. The Canadian dollar denominated obligation is presented in U.S. dollar equivalents, which is the Trust's reporting currency.

                                                        AS OF DECEMBER 31, 1999 (AMOUNTS IN MILLIONS)
                          --------------------------------------------------------------------------------------------------------
                                                                     EXPECTED MATURITY DATES
                          ---------------------------------------------------------------------------
                             2000        2001        2002        2003          2004        THEREAFTER      TOTAL        FAIR VALUE
                          --------------------------------------------------------------------------------------------------------
BANK LOANS AT
  VARIABLE RATES
  Impark ($US)            $    22.5                                                                       $   22.5      $   22.5
  Weighted average
     interest rate              6.9%

MORTGAGE LOANS
  Fixed rate              $     1.8     $   1.9     $  46.4     $   2.0       $  31.1       $  40.8       $  124.0      $  129.4
  Average interest rate        10.7%       10.7%       10.7%       12.8%         11.5%         11.5%
  Variable rate
     (based on LIBOR)                   $  34.0     $  37.1                                               $   71.1      $   71.1
  Weighted average
     interest rate                          8.2%        9.6%

SENIOR NOTES
  Fixed rate                                                    $  12.5                                   $   12.5      $   12.3
  Interest rate                                                   8.875%

INTEREST RATE DERIVATIVES

    The Trust owns two interest rate caps that protect it from increases in LIBOR. The interest rate caps have notional amounts of $16 million and $21.1 million covering the variable rate loans maturing in 2002. The net book value of these interest rate caps is $.2 million as of December 31, 1999.

EXCHANGE RATE RISK

    Impark operates internationally and enters into transactions denominated mainly in Canadian currency. As a result, the Trust and Company are subject to the variability that arises from exchange rate movements. The Trust and Company do not hedge risks in foreign currency exchange rate movements and do not intend to do so in the foreseeable future.
    The only Canadian denominated debt obligation that is sensitive to foreign currency exchange rates is the Impark bank loan. The table above presents the principal amount, weighted average interest rate and maturity date for this bank loan. The weighted average variable rate is based on the rate in effect at December 31, 1999.

RESULTS OF OPERATIONS - 1998 VERSUS 1997

    Net loss applicable to shares of beneficial interest before discontinued operations for 1998 was $58.8 million as compared to net income before discontinued operations of $3.7 million for 1997. The net loss for 1998 included a $2.2 million loss on a property acquisition deposit that was approved prior to the change in the majority of the Board of Trustees in June 1998, and which was offset by $200,000 later in 1998 by assigning the contract to a third party, a $3.4 million payment to the Trust's former chairman and chief executive officer, a $4.2 million expense due to lifting of restrictions on restricted shares which followed the change in the majority of the Trust's Board of Trustees, $1.5 million in other professional fees to avoid a change in the composition of the Trust's Board, $4.8 million in proxy and litigation expenses and a $36 million noncash charge to recognize the loss on the carrying value of assets held for sale and impaired assets. Additionally, the Trust incurred $3.7 million in accrued severance expenses for change in control agreements and for employee terminations and $2.6 million in legal fees.
    In February 1998, 951,000 preferred shares of beneficial interest were converted into common shares of beneficial interest resulting in a decreased preferred dividend when comparing 1998 to 1997.
    Net loss before discontinued operations for 1998 included $10.3 million of capital gains. The Trust sold its land beneath a building in Cleveland, OH, resulting in a capital gain of $1.7 million. An additional capital gain of $7.7 million was recognized when a mortgage investment was repaid. This capital gain had been deferred from a property sale in 1982 since the Trust received the mortgage note as purchase consideration. The Trust also realized a capital gain from the sale of a forward exchange contract of $.8 million in the second quarter of 1998. In December 1998, the Trust sold a land parcel in Monroe, LA, resulting in a $.1 million capital gain. Additionally, the net loss for 1998 before discontinued operations included $1.6 million of unamortized senior note issue costs and professional fees which were expensed in the third quarter of 1998 when the Trust repaid approximately $87.5 million of the senior notes prior to their maturity and $.8 million of deferred costs which were expensed when the Trust renegotiated its bank agreement and a $90 million note payable.
    The loss from discontinued operations includes the loss from operations of Impark of $28.1 million, the net income from the Trust's Canadian parking facilities of $.5 million and accrual for Canadian taxes of $.1 million. Impark's net loss in 1998 included a $15 million U.S. reduction of goodwill, a $2.4 million severance accrual, and approximately $2.5 million of expansion costs into U.S. markets.
    Mortgage loan interest income declined by $1.7 million, when comparing 1998 to 1997. The decline in interest income when comparing 1998 to 1997 was caused by the repayment of a mortgage investment secured by a shopping mall in Fairmont, WV in January 1998 and the repayment of a mortgage investment secured by an office building in Cleveland, OH in May 1998.
    The Trust had approximately $11.5 million invested in U.S. Treasury bills and approximately $2.1 million invested in the stock of another REIT for the first five months of 1998. The U.S. Treasury bills were purchased in April 1997 to secure the Trust's obligation under an agreement with the former owners of Impark to collateralize the $10.5 million in non-voting stock and accrued interest which the former owners of Impark received when the Trust's affiliated management company purchased voting control of Impark in April 1997. The REIT stock was acquired in the third and fourth quarters of 1997 as a long-term investment. After the Trust purchased the non-voting common stock of Impark in June 1998, it sold the U.S. Treasury bills. The Trust also sold its holdings in the REIT stock as a result of its change in investment strategy.
    In September 1996, the Trust invested in a joint venture that owned eight shopping malls and 50% of another mall. The Trust, in September 1997, purchased the interests of its joint venture partners. Consequently, the Trust's investment income and management fees for the Trust's affiliated management company declined when comparing 1998 to 1997.
    Property net operating income for 1998 increased $23.9 million from 1997 on a non-comparable basis. The acquisition of the former joint venture properties in September 1997 and five parking facilities in the first three months of 1998 produced $21.8 million and $3.7 million, respectively, of increased property net operating income when comparing 1998 to the same period of 1997. These increases were offset by the decrease in property net operating income of $1.5 million resulting from the sale of an office building and an apartment complex in the last four months of 1997 and a $2.3 million decrease in property net operating income from the Company's equipment subsidiary primarily due to increased expenses of $1.8 million for anticipated sales which did not occur. Property net operating income increased by $2.2 million for the comparable portfolio when comparing 1998 to 1997. The increase was attributable to the continued lease-up of the North Valley Tech Center and increased rental rates in the apartment portfolio.

    Mortgage interest expense increased when comparing 1998 to that of 1997 primarily due to the $203 million in mortgage debt assumed in September 1997 in conjunction with the purchase of the remaining interest in the Trust's joint venture and a $30 million mortgage obtained in May 1998.
    Bank loan interest expense increased when comparing 1998 to the prior year due to increased borrowing, exclusive of the bank debt assumed in the April 1997 acquisition of Impark. The average balance for 1998 outstanding was $90 million. The average balance outstanding for 1997 was approximately $19 million. The bank loans increased when comparing 1998 to 1997 primarily due to borrowings to fund the parking garage acquisitions and a development site, partially fund the Trust's purchase of its partners' interest in the joint venture and to fund tenant and capital improvements during 1998 and 1997. Additionally, the bank covenant waiver fees of $.6 million for the second quarter covenant waivers were recorded as bank loan interest expense in 1998. Offsetting the increase in the bank credit facilities were the proceeds from property sales during the last four months of 1997 and in May 1998, the repayment of mortgage investments in the first and third quarters of 1998 and a $30 million mortgage obtained in May 1998.
    Depreciation and amortization expense for 1998 increased over 1997 primarily due to the depreciation from the eight shopping malls acquired in September 1997 when the Trust acquired its joint venture partners' interest in the malls and the depreciation from the four parking facilities which were acquired in the first quarter of 1998.
    General and administrative expenses increased when comparing 1998 to 1997 primarily related to several charges as a result of the proxy contest and the change in the majority of the Board of Trustees. The charges in the second quarter of 1998 included $4.8 million in proxy and litigation expenses, $3.4 million resulting from the termination of the former chairman, president and chief executive officer, $4.2 million for the vesting of restricted shares which occurred upon the change in the majority of the Board of Trustees, and $1.5 million in additional professional fees to avoid a change in the composition of the Trust's Board. Additionally, in the third and fourth quarters of 1998, the Trust accrued $3.9 million of severance expense for employee termination, change in control and continuation of employment agreements. During the last six months of 1998, the Trust incurred approximately $2.6 million in legal fees for negotiation of the $90 million note payable and credit facilities, potential sales of properties and corporate acquisitions, and corporate due diligence and preparation of a rights offering. In November 1998, the Trust issued 500,000 ten-year warrants to purchase 500,000 shares of beneficial interest at $10 per share to Enterprise Asset Management Inc. The Trust also paid Enterprise $750,000 for consulting services during the summer of 1998 when the Trust was evaluating its retail portfolio and marketing the properties for sale. The Trust recognized a total expense of $1.1 million for the fee paid to Enterprise and the fair value of the warrants based on the Black-Scholes model. The Trust expensed $.5 million in fees for an unsuccessful effort to refinance its current debt in December 1998. The Trust also recorded a $2.2 million expense when it did not close on the purchase of a parking facility because the Board of Trustees believed that the contract, which was approved prior to the change in the majority of the Board in June 1998, was on disadvantageous terms. The Trust partially offset this loss by assigning the contract to a third party for $200,000.