Form 10-K405/A, Exhibit 13
period 1999-12-31
FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS
filed 2000-11-07
CIK 37008

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
                                                     ========     ========


The accrued severance is expected to be paid during the first half of 2000.

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

    Property net operating income, which is defined as rent less operating expenses and real estate taxes, for 1999 decreased by $15.4 million when compared to the previous year. The decrease was primarily due to the sale of 27 properties in 1999 resulting in decreased property net operating income of $18.2 million. Property net operating income for properties in the portfolio in 1999 and 1998 increased by $2.2 million. The increase was attributed to the increased occupancy at the North Valley Tech Center and Westgate Town Center and increased results from parking properties due to a new contract with third-party operators. Additionally, four parking garages acquired during 1998 produced an additional $1 million in property net operating income on a non-comparable basis. Ventek, the Company's equipment manufacturing subsidiary, had a decrease in net operating income of $.2 million in 1999 compared to 1998. The 1999 year included approximately $2 million in write-offs of accounts receivable and inventory for a contract cancelled during the fourth quarter of 1999. The 1998 year included approximately $1.8 million of non recurring general and administrative costs incurred to expand business capabilities in anticipation of sales which did not occur.

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